

SUMMIT
Materials

ANNUAL
REPORT

Notice of 2024 Annual Meeting of
Stockholders, Proxy Statement
& 2023 Annual Report





SAFETY · INTEGRITY · SUSTAINABILITY · INCLUSIVITY

LETTER FROM THE CHAIRMAN

To our valued stakeholders:

In 2023, Summit Materials' Board had a busy and productive year as our Company delivered record financial performance and embarked upon the transformational combination with Argos USA to create a materials-led enterprise with national scale. Despite the significant effort involved in a transformational deal, the team never lost sight of its objectives, and Summit reported record annual net revenue and profitability, maintained a strong balance sheet, and allocated capital in alignment with the highest potential for growth and shareholder value creation.

We were delighted that the Argos transaction was overwhelmingly approved by an over 98% vote of our shareholders. We believe that support reflects the strong strategic and financial rationale of the combination. Our improved geographic diversification will enhance our ability to meet customer demand for cement in a capacity-constrained domestic market.

Subsequent to the transaction, we expanded our roster of Independent Directors. Their individual strengths and unique backgrounds together with a shared commitment to our mission and values will be invaluable as we integrate Argos USA into the Summit family and pursue our growth and return objectives. Please join me in welcoming Jorge Mario Velasquez, Irene Moshouris, and Juan Esteban Calle Restrepo to the Summit Materials Board of Directors, who joined on January 12, 2024. Following these appointments, and together with the retirement of John Murphy, the Board consists of 11 directors, 10 of whom are independent.

I wish to thank John Murphy, who retired from the Summit Board after 12 years of service to the Company, including service as Chairman of the Audit Committee. John's disciplined counsel on capital allocation matters helped set the stage for Summit's success.

From a governance perspective, we strive to balance agility with foresight, which are both essential for strategic execution. Over the last three years, Summit has increased its Return on Invested Capital (ROIC) by 240 basis points and increased its quality of earnings with a 17% higher contribution of materials to its financial performance. We continue to support prudent capital allocation decisions that maximize flexibility to pursue additional growth opportunities, particularly in aggregates. Our strong balance sheet and manageable leverage profile prompted the recent credit rating upgrade to BB+ from S&P Global.

As a Board, we pride ourselves on upholding governance best practices. This includes:

- Separate Independent Chairman and Chief Executive Officer
- Fully Declassified Board (approved by shareholders in 2021)
- NYSE-Compliant Clawback Policy
- 55% of Board Members are Female
- 90% of Directors are Independent
- Age diversity on the Board; short average tenure; no over-boarded directors
- Amended Corporate Governance Guidelines and Governance and Sustainability Committee's charter to formally adopt a policy to require any candidate pool assembled to fill a vacancy of the Board to include candidates who are diverse in terms of ethnicity and/or gender

We believe that operating a lower cost, lower emission business will translate into sustainable competitive advantage. We were recognized in that effort by receiving an ESG rating of "AAA" from MSCI for the second year in a row, placing Summit in the top 5% of global issuers. In addition to commending our use of alternative fuels and reduction in diesel consumption, the report noted, "Summit Materials leads most global peers in corporate governance practices."

As Chairman of the Board, I sincerely appreciate the trust and faith you have instilled in us. Thank you for your continued support, and I hope you are as excited as I am about the opportunities ahead with the continued execution of our Elevate Strategy.

Sincerely,

Howard Lance

HOWARD L. LANCE
Chairman of the Board of Directors
Summit Materials, Inc.



LETTER FROM THE CEO

To our valued stakeholders:

In 2023, Summit Materials demonstrated the transformative power of our Elevate Strategy. Our team achieved record financial performance with 18% EBITDA* growth and record adjusted EBITDA margins*. We continued our intentional shift towards high-margin upstream businesses. We established a new high watermark for Return on Invested Capital (ROIC)* by scrutinizing every asset against our return and margin criteria. Our balance sheet continues to reflect a disciplined and growth-oriented approach to capital allocation.

With the addition of Argos USA, our business is now materials-led with roughly $8 out of every $10 EBITDA* dollars coming from either aggregates or cement. We are building significant scale in our industry as we have become the largest US-domiciled cement producer and the sixth largest aggregates producer in the US with a presence in many high growth, year-around construction markets. Over the last year we've continued to grow our high value aggregates position as we entered into the high growth Phoenix market and completed several bolt-on aggregates acquisitions in targeted geographies. Our efforts to opportunistically divest subscale assets in non-strategic markets at attractive multiples provides additional dry powder for future aggregates opportunities. The increased free cash flow conversion from larger scale cement operations will accelerate our aggregates growth ambitions.

Specifically, in 2023 we delivered:

- Continued focus on safety, including zero recordable incidents in the East Region
- Annual records for net revenue of $2.4 billion, adjusted gross profit of $757 million, and adjusted EBITDA* of $578 million, up 10%, 17%, and 18%, respectively, versus the prior year
- Double-digit pricing growth in all lines of business
- Improved quality of earnings with ~80% materials contribution to Adjusted EBITDA*
- A return on invested capital (ROIC)* of 10.4%, up from 8% in 2020
- A low debt ratio at 2.1X net debt to Adjusted EBITDA* at year end, down from 3.2x in 2020

The foundation of our success is rooted in our core values of safety, sustainability, integrity, and inclusivity. We expect zero harm and prioritize the health and well-being of our employees and our communities at the forefront of everything we do. We achieved MSCI's highest ESG rating of AAA for the second year in a row, improving our score from 2022 and placing us in the top 5% of global issuers.

Our efforts to align and engage with all stakeholders, including employees, customers, shareholders and community members, are a source of pride and motivation. We extend our thanks to the teammates who deliver ready mix concrete to new factories and housing developments, who pave our roads as part of a construction crew, who operate our quarries, our cement plants, ready mix and asphalt operations. Summit teammates work outdoors in our communities, and they directly contribute to the growth of our economy. They embody our mission to lay the foundation that connects our communities to build a better tomorrow.

I wish to thank our Board of Directors for their counsel during a very busy and productive 2023. To our customers and communities, I extend my sincere gratitude for your commitment and support. To our investors, I express my appreciation for the resounding endorsement of the Argos transaction, which received over 98% approval. We do not take your support for granted and we continuously aim to earn your trust each and every day.

Sincerely,

Anne P. Noonan



ANNE NOONAN
Chief Executive Officer
Summit Materials, Inc.

*This is a non-GAAP measure, please see the reconciliations at the back of this report.

SUMMIT MATERIALS

2024 / NOTICE OF ANNUAL MEETING & PROXY STATEMNT



NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON TUESDAY, MAY 21, 2024

The 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Summit Materials, Inc. ("Summit Materials" or the "Company") will be held at 8:00 a.m., Eastern Time, on Tuesday, May 21, 2024, at The Ritz-Carlton, Atlanta, The Congress Room, 181 Peachtree Street, N.E., Atlanta, Georgia 30303. The Annual Meeting is being held for the following purposes:

1 To elect the eleven nominees for director, named in the attached Proxy Statement (the "Proxy Statement") to serve until the 2025 Annual Meeting of Stockholders and until their respective successors are elected and qualified;

2 To approve, on a nonbinding advisory basis, the compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement;

3 To ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for our fiscal year ending December 28, 2024; and

4 To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board recommends you vote (i) "FOR" the election of each of the nominees to the Board; (ii) "FOR" the approval, on a nonbinding advisory basis, of the compensation of our NEOs, as disclosed in the Proxy Statement; and (iii) "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm.

The Board has fixed March 25, 2024 as the record date for determining stockholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Only stockholders of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting. This Notice of 2024 Annual Meeting of Stockholders, Proxy Statement and form of proxy are being distributed and made available on or about April 8, 2024. As always, we encourage you to vote your shares prior to the Annual Meeting.

By Order of the Board of Directors

Christopher B. Gaskill
Executive Vice President, Chief Legal Officer and Secretary

Denver, Colorado
April 8, 2024



SUMMIT MATERIALS
AT A GLANCE

WHO WE ARE

Summit Materials is a market-leading producer of aggregates and cement with vertically integrated operations that supply ready-mix concrete, asphalt, as well as paving services in select markets.

We are geographically diverse, materials-led business of scale that offers customers in the United States and British Columbia, Canada high quality products and services for the public infrastructure, residential and non-residential end markets. Our operations benefit from Summit's access to capital, IT resources, performance optimization practices and a highly-experienced management team. We believe this model allows us to realize the benefits of locally invested operators with the expertise and economies of scale of a larger entity.

We provided approximately 5,300 jobs in 2023, and we believe our people are our greatest asset. We support our employees with:

- Health and wellness programs
- Training and development programs with broad participation throughout all levels of the Company
- An excellent safety track record
- An Employee Stock Purchase Program and 401(k) retirement plans
- Robust community engagement including support for local STEM education projects

We value diversity, equity, and inclusion ("DEI"):

- 31% of our workforce identified as non-white in 2023
- 55% of our Board of Directors is female and 20% of our executive officers are female, including our Chief Executive Officer
- We have made conscious strides to address DEI within our business

Our geographic and end-user diversification and integration help us withstand market cycles:

- We operated in 21 states and one Canadian province in 2023
- Our end market base was roughly 38% public infrastructure-related and approximately 62% residential and non-residential (based on net revenues) in 2023

We focus on sustainability and community involvement to secure a stable and profitable future:

- At Summit, we recognize that robust environmental and social performance is not only the right thing to do but that it is key to achieving our vision to be the most socially responsible integrated construction materials solution provider. To guide us to our vision, our North Star principles were developed through a company-wide strategic assessment. Those principles include:

- ◦ **Human / Social Impact**: Ensuring people and their communities are valued and can thrive.
  - ◦ **Land Reclamation**: Measuring every drop of water we consume in water stressed areas and returning land better than when we found it.
  - ◦ **Carbon Reduction**: Reducing CO_2 emissions to reach net zero by 2050.
- • Environmental programs support sustainability and profitability:
  - ◦ We have established both 2030 and 2050 targets for each of the North Star Pillars. Target setting was completed hand-in-hand with the development of our Elevate strategy. We embedded ESG targets in the planning process to ensure business decisions are made with sustainability considerations in mind. Further details for each target are found within our 2023 ESG Report.
  - ◦ We completed a qualitative climate risk assessment to support our enterprise risk process and to identify potential impacts of climate-related risks. We also completed a quantitative scenario modeling across our operations to assess our portfolio's resilience under different external conditions. Scenario analysis is a critical tool for strategic planning, risk management and assessing our strategic resilience.
  - ◦ We completed a fleet electrification study to determine the potential benefits and impacts related to converting our fleet to electric vehicles.
  - ◦ We recycled more than 269,635 tons of concrete and more than 778,281 tons of recycled materials including metals, plastics, paper, cardboard and mixed recycling in 2023.
  - ◦ We recycled asphalt accounted for 20% of total tons produced in 2023.
  - ◦ On average, 45.7% of our cement plants' energy came from alternative fuel in 2023. This equates to the amount of power that an estimated 10,000 American homes use in one year.[1]
- • We remain focused on exploring new, innovative ways in which we can meaningfully reduce the environmental impact where we operate and are wholly in support of achieving carbon neutrality by 2050:
  - ◦ Continuing to expand our Green America Recycling facility to increase our use of alternative fuels.
  - ◦ Continuing to commercialize Portland Limestone Cement ("PLC"), a cement that requires less emissions to produce.
  - ◦ Piloting next generation low carbon concrete.
  - ◦ Evaluating long term solutions for fleet electrification and diesel to line power conversion.
  - ◦ Leveraging safety, fuel and emissions monitoring data from our vehicles to reduce impacts.
- • We provide free Earth Sciences lesson plans that meet Rocks and Minerals Curriculum standards in North America.
- • Our employees volunteered in several charity initiatives within their communities through company sponsored engagement, with organizations such as United Way and Feeding America.
- • Our vendor code of conduct, human rights, and environmental policies govern our interactions with our stakeholders.
- • Our sustainability website (summit-materials.com/sustainability/) includes our sustainability report, which aligns with the Sustainability Accounting Standards Board (SASB) Construction Materials Standard, and further describes our deep commitment to the environment and the communities in which we operate.

---

[1] According to the U.S. Energy Information Administration, in 2021, the average annual electricity consumption for a U.S. residential utility customer was 10,632 kilowatt hours (kWh), an average of about 886 kWh per month. https://www.eia.gov/tools/faqs/faq.php?id=97&t=3.

The Company's strong performance was reflected in net income of $285.9 million.

2023 PERFORMANCE

In 2023, we reported net revenue of $2.4 billion and earnings of $285.9 million, or $2.40 per basic share.

Operating income increased 15.5% to $310.6 million:

- Strong net revenue gains across all lines of business and led by organic growth in Aggregates and Asphalt

- Average selling prices increased across all three reporting Segments

- Net income attributable to Summit of $285.9 million, adjusted cash gross profit of $757.1 million, adjusted EBITDA of $578.0 million and free cash flow of $197.7 million*

- We prioritized sustainable growth by investing in profit improving capital expenditures while advancing strategic divestitures that enhance our market-leading positions, and acquiring new businesses in targeted, strategic markets

- Reduced our leverage ratio to 2.1x Net Debt to Adjusted EBITDA* at year end 2023, matching the lowest debt ratio in the Company's history

* Adjusted cash gross profit, Adjusted EBITDA, free cash flow, and Net Debt to Adjusted EBITDA are non-GAAP financial measures; see "Reconciliation of Non-GAAP Measures to GAAP" on Annex A.

OUR GOVERNANCE

- Separate independent Chairman and Chief Executive Officer

- 55% of Board members are female

- Age diversity on the Board; short average tenure; no over-boarded directors

- Our Board adopted an NYSE compliant clawback policy

Letter from the Chairman

To Our Valued Stakeholders:

In 2023, Summit Materials' Board had a busy and productive year as our Company delivered record financial performance and embarked upon the transformational combination with Argos USA to create a materials-led enterprise with national scale. Despite the significant effort involved in a transformational deal, the team never lost sight of its objectives, and Summit reported record annual net revenue and profitability, maintained a strong balance sheet, and allocated capital in alignment with the highest potential for growth and shareholder value creation.

We were delighted that the Argos transaction was overwhelmingly approved by an over 98% vote of our shareholders. We believe that support reflects the strong strategic and financial rationale of the combination. Our improved geographic diversification will enhance our ability to meet customer demand for cement in a capacity-constrained domestic market.

Subsequent to the transaction, we expanded our roster of Independent Directors. Their individual strengths and unique backgrounds together with a shared commitment to our mission and values will be invaluable as we integrate Argos USA into the Summit family and pursue our growth and return objectives. Please join me in welcoming Jorge Mario Velasquez, Irene Moshouris, and Juan Esteban Calle to the Summit Materials Board of Directors, who joined on January 12, 2024. Following these appointments, and together with the retirement of John Murphy, the Board consists of 11 directors, 10 of whom are independent.

I wish to thank John Murphy, who retired from the Summit Board after 12 years of service to the Company, including service as Chairman of the Audit Committee. John's disciplined counsel on capital allocation matters helped set the stage for Summit's success.

From a governance perspective, we strive to balance agility with foresight, which are both essential for strategic execution. Over the last three years, Summit has increased its Return on Invested Capital (ROIC) by 240 basis points and increased its quality of earnings with a 17% higher contribution of materials to its financial performance. We continue to support prudent capital allocation decisions that maximize flexibility to pursue additional growth opportunities, particularly in aggregates. Our strong balance sheet and manageable leverage profile prompted the recent credit rating upgrade to BB+ from S&P Global.

As a Board, we pride ourselves on upholding governance best practices. This includes:

- Separate Independent Chairman and Chief Executive Officer
- Fully Declassified Board (approved by shareholders in 2021)
- NYSE-Compliant Clawback Policy
- 55% of Board Members are Female
- 90% of Directors are Independent
- Age diversity on the Board; short average tenure; no over-boarded directors
- Amended Corporate Governance Guidelines and Governance and Sustainability Committee's charter to formally adopt a policy to require any candidate pool assembled to fill a vacancy of the Board to include candidates who are diverse in terms of ethnicity and/or gender

We believe that operating a lower cost, lower emission business will translate into sustainable competitive advantage. We were recognized in that effort by receiving an ESG rating of "AAA" from MSCI for the second year in a row, placing Summit in the top 5% of global issuers. In addition to commending our use of alternative fuels and reduction in diesel consumption, the report noted, "Summit Materials leads most global peers in corporate governance practices."

As Chairman of the Board, I sincerely appreciate the trust and faith you have instilled in us. Thank you for your continued support, and I hope you are as excited as I am about the opportunities ahead with the continued execution of our Elevate Strategy.

Sincerely,



Howard L. Lance
Chairman of the Board of Directors
Summit Materials, Inc.

TABLE OF CONTENTS

OUR BOARD OF DIRECTORS

ITEM 1
ELECTION OF DIRECTORS

The board of directors (the "Board") of Summit Materials, Inc. ("Summit Materials" or the "Company") currently has eleven seats. Our directors are Juan Esteban Calle, Joseph S. Cantie, Anne M. Cooney, Susan A. Ellerbusch, Howard L. Lance, Irene Moshouris, Anne P. Noonan, Tamla D. Oates-Forney, Jorge Mario Velásquez, Anne K. Wade, and Steven H. Wunning, and each of their terms will expire at this Annual Meeting.

At the Company's 2021 Annual Meeting, the Company's stockholders approved and adopted an amendment to the Company's amended and restated Certificate of Incorporation (the "Charter") to remove the three separate classes of directors of the Board and replace with one class of directors (the "Declassification Amendment"). As a result, all of the directors are up for election at the 2024 Annual Meeting to serve for a term of one year, and all directors will be elected to serve for one year terms at all subsequent Annual Meetings.

Accordingly, the Board proposes that Mss. Cooney, Ellerbusch, Moshouris, Noonan, Oates-Forney, Wade, and Messrs. Calle, Cantie, Lance, Velásquez, and Wunning be reelected to the Board for a one-year term expiring at the 2025 Annual Meeting. Each nominee for director will, if elected, continue in office until the 2025 Annual Meeting and until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation or removal.

The proxy holders named on the proxy card intend to vote the proxy (if you are a stockholder of record) for the election of each of these nominees, unless you indicate on the proxy card that your vote should be withheld for any of the nominees. Under Securities and Exchange Commission ("SEC") rules, proxies cannot be voted for a greater number of persons than the number of nominees named.

Each nominee has consented to be named as a nominee in this Proxy Statement and to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the other nominees and may be voted for a substitute nominee, unless the Board chooses to reduce the number of directors serving on the Board.

THE BOARD RECOMMENDS A VOTE "FOR" EACH NOMINEE

Who We Are

We, the members of your Board, take seriously our jobs of overseeing Summit Materials on your behalf and on behalf of our employees, customers, suppliers and other stakeholders, all of whom uniquely matter to us.

The Board has nominated eleven directors to be elected at the Annual Meeting to each serve for one-year terms ending with the 2025 Annual Meeting of Stockholders and until a successor is duly elected and qualified, or until the earlier of the director's death, resignation or removal. Each nominee is currently a director of the Company and has agreed to serve if elected. The age shown below for each director is as of May 21, 2024, which is the date of the Annual Meeting.



Juan Esteban Calle

Age: 58

Director since 2024

BOARD COMMITTEES

- Human Capital and Compensation

Juan Esteban Calle is currently the Chief Executive Officer of Cementos Argos S.A., a position he has held since February 2016.

Career Highlights

- Chief Executive Officer of Cementos Argos S.A. (February 2016-present)
- Chief Executive Officer of Empresas Publicas de Medellin (January 2012-December 2015)
- Various positions of increasing responsibility, including most recently as Investment Advisor at the Montreal Bank of Montreal BMO Nesbitt Burns.

Skills / Experience

- Operational expertise
- Environmental and safety expertise
- Extensive experience in risk management and accounting and finance
- Corporate strategy, strategic initiative, and mergers & acquisitions expertise

Education

- Bachelor's Degree in Business Administration, Eafit University
- MBA, University of Chicago

Also…

Since 2016, Mr. Calle has been Chairman of the Board of Directors of Argos Panamá S.A., as well as a member of the Board of Directors of Argos Dominicana S.A. and Argos Honduras S.A. de C.V., each subsidiaries of Cementos Argos S.A.



Joseph S. Cantie

Age: 60

Director since 2016

BOARD COMMITTEES
- Audit

OTHER BOARDS
- TopBuild Corp.
- Howmet Aerospace Inc.

Joseph S. Cantie is the former Executive Vice President and Chief Financial Officer of ZF TRW, a division of ZF Friedrichshafen AG, a global automotive supplier, a position he held from May 2015 until January 2016.

Career Highlights
- Executive Vice President and Chief Financial Officer, TRW Automotive Holdings Corp., which was acquired by ZF Industries in May 2015 (2003-2015)
- Various executive positions at TRW Automotive Holdings Corp. (1999-2003)
- Various executive positions, including Vice President and Controller of LucasVarity Plc (1996-1999)

Skills / Experience
- Financial and operating experience
- Capital market experience
- Extensive knowledge of the industrial sector

Education
- BS, State University of New York at Buffalo

Also…
Mr. Cantie spent 10 years at KPMG and is a certified public accountant.



Anne M. Cooney

Age: 64

Director since 2018

BOARD COMMITTEES

- Human Capital and Compensation
- Governance and Sustainability (Chair)

OTHER BOARDS

- The Manitowoc Company, Inc.
- WESCO International, Inc.

Anne M. Cooney is the former President of the Process Industries and Drives Division of Siemens Industry, Inc., a division of Siemens AG, a multinational conglomerate primarily engaged in industrial engineering, electronics, energy, healthcare and infrastructure activities, a position she held from October 2014 until her retirement in December 2018.

Career Highlights

- President, Process Industries and Drives Division of Siemens Industry, Inc. (2014-2018)
- Chief Operating Officer, Siemens Healthcare's Diagnostics division (2011-2014)
- President, Drives Technologies Division, Siemens Industry, Inc. (2009-2011)

Skills / Experience

- Leadership experience
- Management and operational experience

Education

- BS in Industrial Management, Gannon University
- MBA, Emory University



Susan A. Ellerbusch

Age: 56

Director since 2018

BOARD COMMITTEES

- Audit
- Governance and Sustainability

OTHER BOARDS

- CF Industries Holdings, Inc.

Ms. Ellerbusch is the former Senior Vice President, Strategic Direction for the Americas of Air Liquide S.A., a world leader in gases, technologies and services for industry and health, with a presence in 80 countries and more than 3 million customers and patients.

Career Highlights

- Senior Vice President, Strategic Direction for the Americas of Air Liquide S.A. (January 2022–December 2023)
- Chief Executive Officer of Air Liquide North America LLC (September 2019–January 2022)
- Chief Executive Officer of Air Liquide USA LLC (June 2017-September 2019)
- President, Air Liquide Large Industries U.S. (September 2015-June 2017)
- Various executive positions at British Petroleum, including President, BP Biofuels North America from 2008 to 2015

Skills / Experience

- Management and operational experience
- Extensive knowledge of chemicals and energy industries

Education

- BS in genetics, University of Illinois Urbana-Champaign
- MBA, University of Illinois Chicago

Also…

As head of Air Liquide's operations in the U.S. and Canada, Ms. Ellerbusch led the company's Large Industries, Industrial Merchant, Health Care, Hydrogen Mobility and Electronics businesses.



Howard L. Lance

Age: 68

Director since 2012

Chairman since 2013

BOARD COMMITTEES

- N/A

OTHER BOARDS

- Mercury Systems

Howard L. Lance is the former President and Chief Executive Officer of Maxar Technologies Inc. and its predecessor MacDonald, Dettwiler and Associates Ltd., a global communications and information company, a position he held from May 2016 until January 2019.

Career Highlights

- Senior Advisor, EQT Infrastructure (November 2021-present)
- President and Chief Executive Officer, Maxar Technologies Inc. (May 2016-January 2019)
- Executive Advisor to The Blackstone Group L.P. (2012-April 2016)
- President & Chief Executive Officer, Harris Corporation (2003-2011)

Skills / Experience

- Leadership experience
- Extensive management and operational experience

Education

- BS in Industrial Engineering, Bradley University
- MS in Management, Krannert School of Management at Purdue University

Also…

Before joining Harris Corporation, Mr. Lance was co-president of NCR Corporation and Chief Operating Officer of its Retail and Financial Group. Previously, he spent 17 years with Emerson Electric Co., where he held senior management positions including Executive Vice President of its Electronics and Telecommunications segment, Chief Executive Officer and director of its Astec electronics subsidiary in Hong Kong, Group Vice President of its Climate Technologies segment and President of its Copeland Refrigeration division.



Irene Moshouris

Age: 63

Director since 2024

BOARD COMMITTEES
- Audit

OTHER BOARDS
- XPO, Inc.

Irene Moshouris is the former Senior Vice President and Treasurer of United Rentals, Inc., a position she held from April 2011 until July 2023.

Career Highlights
- Senior Vice President and Treasurer of United Rentals, Inc. (April 2011-July 2023)
- Vice President and Treasurer of United Rentals, Inc.(August 2006-April 2011)
- Various finance roles with Avon Products and GTE Corporation

Skills / Experience
- Leadership experience
- Management and operational experience
- Financial and Investing Experience

Education
- BA in Accounting and Economics, Queens College
- JD, Brooklyn Law School
- Masters of Law in Taxation, New York University School of Law

Also…

Prior to her roles with United Rentals, Inc., Avon Products and GTE Corporation, Ms. Moshouris served as tax director-pharmaceutical group with Sterling Winthrop Inc. and tax manager with Arthur Andersen & Co. Ms. Moshouris continues to be employed by United Rentals, Inc. in a non-executive role.



Anne P. Noonan

Age: 60

Director since 2020

BOARD COMMITTEES

- N/A

OTHER BOARDS

- CF Industries Holdings, Inc.

Anne P. Noonan was named the President and Chief Executive Officer of Summit Materials on September 1, 2020. Prior to joining Summit Materials, Ms. Noonan served as President and Chief Executive Officer and as a Director of OMNOVA Solutions Inc. ("OMNOVA"), a global provider of emulsion polymers, specialty chemicals, and decorative and functional surfaces, from November 2016 until April 1, 2020 when OMNOVA was acquired by Synthomer plc.

Career Highlights

- President and Chief Executive Officer, Summit Materials (September 2020-present)
- President and Chief Executive Officer, OMNOVA (November 2016-April 2020)
- President, Performance Chemicals, OMNOVA (2014-November 2016)

Skills / Experience

- Public company governance experience
- Operational expertise
- Environmental and safety expertise
- Extensive experience in risk management and accounting and finance
- Corporate strategy, strategic initiative, and mergers & acquisitions expertise
- Innovation and marketing
- Advocacy and regulatory affairs

Education

- BS in Chemistry, University College Dublin, Ireland
- MS in Organometallic Chemistry, University College Dublin, Ireland

Also…

Ms. Noonan spent 27 years at Chemtura Corporation, a global manufacturer of specialty chemicals. Ms. Noonan serves as the chairperson of the Corporate Governance and Nominating Committee for CF Industries Holdings, Inc.



Tamla D. Oates-Forney

Age: 52

Director since 2021

Tamla D. Oates-Forney is the Chief Executive Officer of Linkage, a SHRM Company, a position she has held since April 2024.

Career Highlights

- Executive Vice President, Chief Human Resources Officer at USAA (August 2022–January 2024)
- Senior Vice President, Chief People Officer, at Waste Management (December 2018–July 2022)
- Various positions of increasing responsibility during a 20-year career at General Electric, including most recently as Vice President, Human Resources, GE Energy Connections, an electrification and automation business included in the General Electric Company multinational conglomerate from October 2014-April 2018

Skills / Experience

- Leadership experience
- Extensive knowledge of the industrial sector

Education

- BS in Business Administration, University of North Carolina at Chapel Hill

Also…

Ms. Oates-Forney serves on the board of advisors of the University of North Carolina Kenan—Flagler Business School.



Jorge Mario Velásquez

Age: 63

Director since 2024

BOARD COMMITTEES

- Governance and Sustainability

Jorge Mario Velásquez is currently the Chief Executive Officer of Grupo Argos S.A., a position he has held since April 2016.

Career Highlights

- Chief Executive Officer of Grupos Argos S.A, (April 2016-present)
- Various positions of increasing responsibility at Cementos Argos S.A., including Vice President of Logistics, Vice President of Caribbean Region and Chief Executive Officer.

Skills / Experience

- Operational expertise
- Environmental and safety expertise
- Extensive experience in risk management and accounting and finance
- Corporate strategy, strategic initiative, and mergers & acquisitions expertise

Education

- Degree in Civil Engineering, Antioquia School of Engineering
- Postgraduate Diploma, Emphasis on the Cement Industry, Confederation of British Industries

Also…

Mr. Velásquez is a member of the Board of Directors of Cementos Argos S.A., Celsia, a subsidiary of Grupo Argos S.A., Odinsa, a subsidiary of Grupo Argos S.A., Fundación Grupo Argos, a foundation of Grupo Argos S.A., the National Association of Entrepreneurs - ANDI, a non-profit business association, Proantioquia, a non-profit foundation for the sustainable development of Antioquia, and the Superior Council of the EIA University located in Colombia.



Anne K. Wade

Age: 52

Director since 2016

BOARD COMMITTEES
- Audit

OTHER BOARDS
- Man Group plc

Anne K. Wade is currently a Senior Advisor at Leaders' Quest, an organization focused on culture, values, and driving social and financial impact in major corporations.

Career Highlights
- As part of Leaders' Quest, Co-Director of the Banking Futures initiative in the UK (2014-2017)
- Senior Vice President and Director, Capital International, a part of the Capital Group Companies (1995-2012)

Skills / Experience
- Financial and investing experience
- Extensive knowledge of infrastructure sectors
- ESG and sustainability

Education
- BA, *magna cum laude*, Harvard University
- MS, London School of Economics

Also…

Ms. Wade serves on the Board of Trustees for Bates College.



Steven H. Wunning

Age: 73

Director since 2016

BOARD COMMITTEES

- Human Capital and Compensation (Chair)
- Governance and Sustainability

OTHER BOARDS

- Kennametal Inc.

Steven H. Wunning served as Group President and Executive Office Member for Caterpillar Inc. ("Caterpillar") from January 2004 until his retirement in February 2015. He joined Caterpillar in 1973.

Career Highlights

- Group President and Executive Office Member for Caterpillar from January 2004 until his retirement in February 2015
- Various executive positions at Caterpillar, including Vice President, Logistics Division from January 2000 to January 2004 and Vice President, Logistics & Product Services Division from November 1998 to January 2000

Skills / Experience

- Extensive board and management experience
- Industrial and building products industry expertise

Education

- BS in Metallurgical Engineering from Missouri University of Science and Technology
- MBA, University of Illinois Urbana-Champaign

Also…

Mr. Wunning serves on the Board of Trustees of Missouri University of Science and Technology.

Board Organization

Good corporate governance at Summit Materials starts at the top—with how we, as the Board, are governed. We believe our board governance incorporates best-practice standards as appropriate for our Company:

- We have an independent board Chairman

- All members of our committees are independent

- All of our non-employee directors are independent

- All directors may request that items be added to the Board's agenda or the agenda of any committee on which they serve

At the Board's recommendation, at the Company's 2021 Annual Meeting, the Company's stockholders approved and adopted the Declassification Amendment. Accordingly, all eleven directors will be elected at the 2024 Annual Meeting to serve for a term of one year, and all directors will be elected to serve for one year terms at all subsequent Annual Meetings.

Director Independence Determination

Under our Corporate Governance Guidelines and the NYSE corporate governance rules for listed companies, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries. In addition, the director must meet the bright-line test for independence set forth by the NYSE rules. Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current NYSE rules. Our Corporate Governance Guidelines require the Board to review the independence of all directors at least annually. In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the NYSE independence definition, the Board will determine, considering all relevant facts and circumstances, whether such relationship is material.

Our Board has affirmatively determined that each of Mss. Cooney, Ellerbusch, Moshouris, Oates-Forney, Wade, and Messrs. Calle, Cantie, Lance, Velásquez, and Wunning is independent, under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable NYSE rules, including with respect to applicable committee membership. Our Board also has determined that (i) each of the members of the Audit Committee, Mss. Ellerbusch, Moshouris, and Wade and Mr. Cantie, is "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and "financially literate" as required by NYSE rules and (ii) each of Mr. Cantie and Ms. Moshouris qualify as a "financial expert" as defined by SEC regulations.

In making its independence and financial literacy determinations, the Board considered and reviewed all information known to it, including information identified through annual directors' questionnaires.

Board Leadership

The Board directs and oversees the management of the business and affairs of the Company in a manner consistent with the best interests of the Company. The Board's responsibility is one of oversight, and in performing its oversight role, the Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with our stockholders.

In accordance with the Company's belief that its long-term success includes being good stewards of the environment, the Board oversees and supports the Company's initiatives in these areas. In addition, the Board takes pride in supporting the Company's efforts to offer a safe work environment to its employees and being a good corporate citizen in its local communities.

In accordance with our Corporate Governance Guidelines, the Board selects the Company's Chairman and the Company's Chief Executive Officer in any way it considers in the best interests of the Company, and it does not have a policy on whether the roles of Chairman and Chief Executive Officer should be separate or combined and, if separate, whether the Chairman should be selected from the independent directors. We believe that the separation of the Chairman of the Board and Chief Executive Officer positions is appropriate corporate governance for us as this time. Accordingly, Mr. Lance serves as the Chairman of the Board while Ms. Noonan serves as our Chief Executive Officer. Our Board believes that this structure best encourages the free and open dialogue of differing views and provides for strong checks and balances.

Corporate Governance Documents

Our investor relations website at *investors.summit-materials.com/govdocs*, "Governance Documents," has additional information on our board governance and corporate governance, including our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Whistleblower Policy, and the charters approved by the Board for the Audit Committee, the Human Capital and Compensation Committee, and the Governance and Sustainability Committee.

Board Meetings and Committees

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent when circumstances require. During 2023, there were 11 meetings of the Board. Each director attended at least 75% of the aggregate of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees on which he or she served (during the periods that he or she served) during 2023. In addition, directors are expected to make every effort to attend any meetings of stockholders. All of our directors who were serving at the time of the 2023 Annual Meeting of Stockholders attended the meeting.

The Board has established an Audit Committee, a Human Capital and Compensation Committee, and a Governance and Sustainability Committee (collectively, the "Committees"). The Committees keep the Board informed of their actions and assist the Board in fulfilling its oversight responsibility to stockholders. The table below provides current membership information as well as meeting information for the last fiscal year.

Name	Audit Committee	Human Capital and Compensation Committee	Governance and Sustainability Committee
Anne P. Noonan			
Howard L. Lance*			
Juan Esteban Calle		•	
Joseph S. Cantie	Chair		
Anne M. Cooney		•	Chair
Susan A. Ellerbusch	•		•
Irene Moshouris	•		
Tamla D. Oates-Forney		•	
Jorge Mario Velásquez			•
Anne K. Wade	•		
Steven H. Wunning		Chair	•
Total Meetings in 2024	**8**	**4**	**3**

*   Independent Chairman of the Board.

The functions performed by these Committees, which are set forth in more detail in their charters, are summarized below.

Audit Committee

Our Audit Committee consists of Mss. Ellerbusch, Moshouris, and Wade and Mr. Cantie, with Mr. Cantie serving as chair.

Our Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

- assisting the Board in evaluating the qualifications, performance and independence of our independent registered public accounting firm;

- assisting the Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

- assisting the Board in monitoring our compliance with legal and regulatory requirements;

- overseeing the Company's environmental, social and governance ("ESG") reporting and disclosures (quantitative and qualitative) and related processes and controls, including conformity to the Company's ESG strategy;

- reviewing the adequacy and effectiveness of our internal control over financial reporting;

- assisting the Board in monitoring the performance of our internal audit function;

- reviewing with management and our independent registered public accounting firm our annual and quarterly financial statements;

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

- preparing the Audit Committee Report that the rules and regulations of the SEC require to be included in our annual proxy statement;

- reviewing and discussing with management and our independent registered public accounting firm our guidelines and policies with respect to risk assessment and risk management, including the major financial risk exposures and the steps management has taken to monitor and control such exposures; and

- reviewing our information technology security controls with our Head of Information Technology and evaluating the adequacy of our information technology security program, compliance and controls with the Head of Information Technology.

Audit Committee Member Independence; Financial Literacy; Financial Expert

	Independent under NYSE governance standards and Rule 10A-3 of Exchange Act	Financially Literate	Audit Committee Financial Expert
Joseph S. Cantie	✓	✓	✓
Susan A. Ellerbusch	✓	✓	
Irene Moshouris	✓	✓	✓
Anne K. Wade	✓	✓	

Human Capital and Compensation Committee

Our Human Capital and Compensation Committee consists of Messrs. Calle and Wunning and Mss. Cooney and Oates-Forney, with Mr. Wunning serving as chair.

Our Human Capital and Compensation Committee is responsible for, among other things:

- reviewing and approving or making recommendations to the Board with respect to corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating his/her performance in light of those goals and objectives and determining and approving his/her compensation level based on such evaluation;

- reviewing and approving, or making recommendations to the Board with respect to, the compensation of our other executive officers, including annual base salary, bonus, equity-based incentives and other benefits;

- reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

- preparing the Compensation Committee Report required by the SEC to be included in our annual proxy statement;

- reviewing and making recommendations with respect to our equity compensation plans;

- reviewing, periodically, the Company's (i) talent management strategies, such as the Company's recruitment, development, promotion and retention programs; (ii) diversity and inclusion within the Company; and (iii) employee engagement and company culture;

- reporting to the Board with respect to the Company's human capital management; and

- reviewing and discussing with our Chief Executive Officer the Company's succession plans for key positions at the senior officer level, including the qualifications, experience, and development priorities for these individuals.

Governance and Sustainability Committee

Our Governance and Sustainability Committee consists of Mss. Cooney and Ellerbusch and Messrs. Velásquez, and Wunning, with Ms. Cooney serving as chair.

Our Governance and Sustainability Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees to the Board;

- overseeing the annual evaluation of management;

- overseeing the annual evaluation of the Board in conjunction with our Chairman's regular informal interviews with our current directors to ensure the Board is functioning properly;

- reviewing and advising the Board on developments in corporate governance practices;

- reviewing and recommending the compensation of our directors;

- developing and recommending a set of corporate governance guidelines;

- recommending members for each committee of our Board; and

- overseeing the Company's approach to social responsibility and policies and initiatives related thereto.

Director Nominations

The Governance and Sustainability Committee identifies individuals believed to be qualified as candidates to serve on the Board and selects, or recommends that the Board select, the nominees for all directorships to be filled by the Board or by our stockholders at an annual or special meeting.

In identifying candidates for membership on the Board, the Committee takes into account all factors it considers appropriate, which may include:

- individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially; and

- all other factors the Committee considers appropriate, which may include age, diversity of background, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations such as antitrust issues, corporate governance background, relevant career experience, relevant technical skills, relevant business or government acumen, financial and accounting background, executive compensation background and the size, composition and combined expertise of the existing Board.

In 2022, the Company amended its Corporate Governance Guidelines and Governance and Sustainability Committee's charter and formally adopted a policy to require any candidate pool assembled to fill a vacancy of the Board to include candidates who are diverse in terms of ethnicity and/or gender. The Board is proud of the gender diversity it has been able to accomplish over the last few years, which has resulted in the Board being comprised of 55% females and 45% males. In addition, the Board made strides in other forms of diversity, including racial and ethnic diversity, in connection with the appointment of Ms. Oates-Forney, who identifies as African American in 2021 and the addition of Messrs. Esteban and Velásquez, each of whom identifies as Hispanic.

The Committee also may consider the extent to which the candidate would fill a present need on the Board. When evaluating whether to re-nominate existing directors, the Committee considers matters relating to the retirement of current directors, as well as the performance of such directors.

The Governance and Sustainability Committee evaluates director candidates recommended by stockholders on the same basis as it considers other nominees. Any recommendation submitted to the Chief Legal Officer and Secretary should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and the written consent of the candidate to serve as one of our directors, if elected. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Chief Legal Officer and Secretary, Summit Materials, Inc., 1801 California Street, Suite 3500, Denver, Colorado 80202. All recommendations for nomination received by the Chief Legal Officer and Secretary that satisfy the requirements of our Third Amended and Restated Bylaws (the "Bylaws") relating to such director nominations will be presented to the Governance and Sustainability Committee for its consideration. Please see the section entitled "Future Shareholder Proposals and Nominations" for information regarding the advance notice provisions applicable to stockholder director nominations set forth in our Bylaws.

Stockholder Agreement

On January 12, 2024, the Company, consummated a transaction (the "Argos Transaction") pursuant to that certain Transaction Agreement, dated as of September 7, 2023 with Argos North America Corp., a Delaware corporation ("Argos USA"), Cementos Argos S.A., a sociedad anónima incorporated in the Republic of Colombia ("Cementos Argos"), Argos SEM, LLC, a Delaware limited liability company ("Argos SEM"), and Valle Cement Investments, Inc., a sociedad anónima incorporated in the Republic of Panama ("Valle Cement" and, together with Argos SEM, the "Argos Parties"), pursuant to which, upon the terms and subject to the conditions set forth therein, the Company acquired all of the outstanding equity interests of Argos USA from the Argos Parties. Upon the consummation of the Argos Transaction, Cementos Argos, Argos SEM, Valle Cement, the Company and, solely for the purpose of specified sections of the Stockholder Agreement, Grupo Argos S.A., a sociedad anónima incorporated in the Republic of Colombia ("Grupo Argos"), entered into a Stockholder Agreement (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, the Company agreed to the following terms:

- the Board is required to be comprised of eleven or fewer directors, including three individuals designated by Cementos Argos as its nominees (each such person, an "Investor Nominee", and, collectively, the "Investor Nominees"); and

- at any annual meeting or special meeting of stockholders of the Company at which directors are to be elected to the Board, the Company shall nominate:

  ○ three Investor Nominees who are Acceptable Persons (as defined in the Stockholder Agreement) to the Board, as long as Investor Anchor beneficially owns greater than 25.0% of the then-outstanding shares of Class A Common Stock (the "25% Threshold"); provided that, one such Investor Nominee will be an individual that qualifies as an independent director of the Company under Rule 303A(2) of the NYSE Listed Company Manual;

  ○ two Investor Nominees who are Acceptable Persons to the Board, as long as Investor Anchor beneficially owns greater than 17.5% of the then-outstanding shares of Class A Common Stock (the "17.5% Threshold") but less than or equal to the 25% Threshold; and

  ○ one Investor Nominee who is an Acceptable Person to the Board, as long as Investor Anchor beneficially owns greater than 5.0% of the then-outstanding shares of Class A Common Stock but less than or equal to the 17.5% Threshold.

Cementos Argos's right to designate Investor Nominees will cease to exist after Investor Anchor no longer beneficially owns more than 5.0% of the outstanding shares of Class A Common Stock, subject to the terms and conditions of the Stockholder Agreement.

Compensation Committee Interlocks and Insider Participation

During 2023, the members of the Human Capital and Compensation Committee were Messrs. Wunning and Lance and Mss. Cooney and Oates-Forney, none of whom was, during the fiscal year, an officer or employee of the Company and none of whom has ever served as an officer of the Company. During 2023, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served on our Human Capital and Compensation Committee or the Board.

Board Operations

The Board believes that the practices it follows and the guidelines it adopts governing how it operates set an important tone at the top. Among other things the Board:

- meets regularly;
- meets periodically in executive session of its independent directors;
- has the authority to retain independent advisors;
- enables directors to have access to management;
- limits the number of public company boards on which directors may serve;
- expects its members as well as the Company's executives to satisfy the stock ownership guidelines; and
- prohibits its members and the Company's executives from taking specified hedging and pledging actions with the Company's stock.

Executive Sessions and Communications with Directors

The Board's independent directors meet at regularly scheduled executive sessions without management present. Mr. Lance presides at executive sessions of independent directors.

Stockholders and other interested parties may communicate with the Board by writing to the Chief Legal Officer and Secretary, Summit Materials, Inc., 1801 California Street, Suite 3500, Denver, Colorado 80202. Written communications may be addressed to the Chairman of the Board, the chairperson of any of the Audit, Governance and Sustainability, and Human Capital and Compensation Committees, or to the non-management or independent directors as a group. The Chief Legal Officer will forward such communications to the party determined to be appropriate for delivery. Materials that may not be forwarded include junk mail and items that do not pertain to board matters.

Risk Oversight

The Board exercises direct oversight of strategic risks to the Company. The Audit Committee reviews guidelines and policies governing the process by which senior management assesses and manages the Company's exposure to risk, including the Company's major financial and operational risk exposures and the steps management takes to monitor and control such exposures. The Human Capital and Compensation Committee oversees risks relating to the Company's compensation and human capital management policies and practices. Each committee charged with risk oversight reports to the Board on those matters.

Cybersecurity

As part of our enterprise risk management function, we have implemented processes to assess, identify and manage the material risks facing the Company, including from cyber threats. Our enterprise risk management function represents our overall risk management system. Our cybersecurity program is built upon recognized security frameworks. We believe that our processes provide us with a comprehensive assessment of potential cyber threats. We conduct regular scans, penetration tests, and vulnerability assessments to identify any potential threats or vulnerabilities in our systems. Our processes to assess, identify and manage the material risks from cyber threats include the risks arising from threats associated with third party service providers, including cloud-based platforms.

We have developed a cyber incident response plan which provides a documented framework for handling security incidents and facilitates coordination across multiple parts of the company. Dedicated members of our information security team, led by our Vice President, Infrastructure, constantly monitor threat intelligence feeds, handles vulnerability management and responds to incidents. In addition, we periodically perform simulations and drills at both a technical and management level.

Internally, we have a security awareness training platform which includes training that reinforces our information technology and security policies, standards and practices, and we require that our employees comply with these policies. The security awareness training platform offers training on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all employees on a periodic basis, and it is supplemented by testing initiatives, including periodic phishing tests.

From time to time, we engage third-party service providers to enhance our risk mitigation efforts. For instance, we have engaged an independent cybersecurity advisor to lead a cybersecurity crisis simulation exercise that has been used by our senior leaders to prepare for a possible cyber crisis. We have also partnered with an industry expert's incident response group to help deconstruct, manage and mitigate impact from any cyber-related incident. We also purchase insurance to help protect us against the risk of cybersecurity breaches.

To date, we have not had a significant cybersecurity breach or attack that has had a material impact on our business or results of operations.

Our Board of Directors exercises direct oversight of our strategic risks through its oversight of our enterprise risk management function. The Audit Committee of the Board of Directors in particular is responsible for reviewing our IT security controls and the adequacy of our IT security program, compliance and controls with management. As part of such oversight, the Board of Directors, including members of the Audit Committee, receives periodic reports from our Chief Information Officer and Vice President, Infrastructure to assess the primary cybersecurity risks we face. Our Chief Accounting Officer reports directly to the Board of Directors on our company-wide enterprise risk management, which includes an evaluation of cyber risks and threats. Our Chief Information Officer, together with our Vice President, Infrastructure, is responsible for the day-to-day management of our cybersecurity risks.

ESG Oversight

The Company recognizes that ESG performance is essential to the Company's long-term success and is an important issue to many of its stockholders. As a result, the Company has implemented the following oversight structure to ensure that the Company's performance in these areas is monitored appropriately:



ESG OVERSIGHT
BOARD OF DIRECTORS
Audit Committee
Governance & Sustainability Committee
Human Capital & Compensation Committee
SENIOR LEADERSHIP TEAM & ERC
Finance, Legal, H.R., & I.R.
Sustainability Council
Operations Management
(Through EMS)

In light of the importance of environmental and climate change matters to the Company, its shareholders, communities, customers, and employees, and the associated risks the Company faces, the full Board oversees environmental risk factors and receives regular updates from management and the Company's sustainability team on the Company's environmental risk profile and key risk mitigating initiatives. The Company's management functions involved in overseeing and managing climate risk include, but are not limited to, safety, sustainability, finance and internal audit, and legal. Furthermore, each of the Company's operations has personnel responsible for maintaining compliance with environmental rules and regulations.

In addition, the Company views sustainability as one of its core values and takes its responsibilities to the lands it operates on seriously. The Company has a dedicated Enterprise Risk Committee (the "ERC") that continually identifies and evaluates environmental and other risks, including the Company's compliance with environmental rules and regulations. The ERC reports to the full Board. The ERC undertakes regular, systematized review of the environmental risks affecting the Company, including those associated with climate change, that may affect the Company's businesses and also meets with key leaders in the Company's operations to identify and address such risks.

The Company has an Environmental Management System (the "EMS") called eVue to facilitate its ongoing compliance with environmental rules and regulations across many of its operations.

With respect to abnormal weather and other physical effects of climate change, to which, as an outdoor business, the Company is acutely attuned, the Company is seeking to monitor and reduce its contribution to climate change. The Company's efforts include, but are not limited to, the following:

- Establishing clear 2030 and 2050 targets for carbon emissions reductions, including a strategy for achieving net zero emissions by 2050, land use improvement, and social impact;

- Reporting on its sustainability progress annually under the SASB Construction Materials Framework;

- Preliminary efforts towards a climate risk assessment of potential transition and physical risks;

- Aligning with the United Nations Sustainable Development Goals to guide and influence the Company's programs and reporting;

- Recycling of hazardous waste, and use of such waste as an alternative fuel source to power the Company's cement plants;

- Use of hybrid vehicles and equipment;

- Use of recycled materials, including recycled asphalt and recycled concrete;

- Managing and tracking the Company's fleet to optimize fuel efficiency and reduce unnecessary consumption;

- Managing and mitigating the Company's waste;

- Promoting progressive reclamation and biodiversity focused actions; and

- Tracking and managing the Company's water use, with a focus on areas of water scarcity.

The Company also continues to comprehensively focus on its energy inputs, CO_2 and other pollutant emissions from its cement plants. From an energy use standpoint, the Company's alternative fuel usage rate of 38.2% at its cement plants is notable in comparison to the average U.S. industry rate of 25% as reported by the U.S. Environmental Protection Agency in 2008. The Company has made advancements in recent years to (i) accept more diverse materials at its hazardous waste recycling business, (ii) increase its alternative fuel use, and (iii) divert thousands of pounds of waste from landfills. The Company has also developed a long-term strategy to address its CO_2 emissions from its cement operations that are fully discussed in its 2023 sustainability report.

With respect to emissions impacts, in 2021 the Company completed a comprehensive review of the Company's greenhouse gas ("GHG") emissions reporting capabilities across all of the Company's operations for 2020. This assessment focused on Scope 1 and Scope 2 emissions, which represent emissions from direct operations and indirect electricity purchases, respectively. In addition, in 2022, the Company completed a climate physical and transition risk scenario analysis. This high level, qualitative climate risk assessment was informed by the Task Force on Climate-related Financial Disclosures ("TCFD") recommendations and makes reference to third party scenarios, such as the International Energy Agency's ("IEA") Sustainability Development-Scenarios.

Now that the Company has implemented the appropriate reporting framework and controls, the Company has been able to establish goals related to emissions and other factors contributing to climate change. As the Company systematizes its approach to mitigating its climate impact, it will continue to pursue and expand upon the beneficial initiatives it is already implementing, such as the use of hybrid vehicles, a robust recycling and waste program, and sourcing alternative fuels to power its operations. In 2023, the Company conducted a company-wide fleet electrification study. This study analyzed the feasibility, costs and benefits of transitioning the fleet to electric vehicles. The findings of this study informed future decision-making around fleet electrification.

The Company also seeks to carry out progressive reclamation whenever possible, and it believes in the protection and restoration of areas of high biodiversity value. In 2014, the Company established a partnership with the Wildlife Habitat Council ("WHC"). We currently have eight sites certified by the WHC, covering approximately 2,300 acres across the country. As of 2023, Summit has been awarded 3 Gold Tier WHC certifications. We remain focused on exploring new, innovative ways in which the Company can meaningfully reduce the environmental impact where we operate and are wholly in support of achieving carbon neutrality by 2050.

Finally, the Company values the communities in which it operates and offers engagement through STEM education programs to enhance local education programs, encourage transparency and outreach.

Code of Ethics

The Company's Code of Business Conduct and Ethics applies to all of its officers, directors and employees, including its principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions and is posted on our website. The Company's Code of Business Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The Company will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on its website.

Short Sales and Hedging Policy

The Company's Securities Trading Policy prohibits directors, officers, and employees ("Summit Materials Personnel"), family members of Summit Materials Personnel and trusts, corporations and other entities controlled by any such persons (collectively, "Insiders") from trading in options, warrants, puts and calls or similar instruments on the Company's securities or selling such securities "short" (i.e., selling stock that is not owned and borrowing the shares to make delivery). In addition, Summit Materials Personnel are prohibited under the Securities Trading Policy from engaging in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company's equity securities.

Director Compensation

In 2023, all of the Company's non-employee directors received annual cash compensation of $110,000. The independent chairperson of the Board received an additional $140,000 cash compensation. The respective chairpersons of the Audit Committee, Human Capital and Compensation Committee and Governance and Sustainability Committee (unless such chairperson is also the chairperson of the Board) received an additional $25,000, $20,000 and $15,000, respectively. Directors who were not employed by us may also receive compensation, from time to time, for service on any special committees of the Board. The Company reimburses its directors for any reasonable expenses incurred by them in connection with services provided in such capacity.

In addition, during 2023, all of the Company's non-employee directors received an annual award of restricted stock units ("RSUs") valued at $130,000 based on the closing price of the Company's common stock for the twenty trading days immediately preceding the grant date, which amount differs from the grant date fair value of the RSUs computed in accordance with ASC 718, utilizing the assumptions discussed in Note 13, Stock-Based Compensation, to our audited consolidated financial statements included in the 2023 Annual Report. A grant of 4,038 RSUs was made to each of Messrs. Lance, Cantie, Murphy, and Wunning and Mss. Cooney, Ellerbusch, Oates-Forney, and Wade on February 22, 2023. The RSUs were granted under the Summit Materials, Inc. Amended and Restated 2015 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), and the terms thereof are outlined in the table below. Further, the RSU awards are subject to the Company's Incentive Compensation Clawback Policy.

Aon's Human Capital Solutions Practice, a division of Aon plc ("Aon"), the Company's independent compensation consultant (the "Independent Compensation Consultant"), performs a comprehensive competitive total compensation review for the Company's non-employee directors regularly. A competitive total compensation study was performed in November 2020, comparing the Company's total compensation structure and value to peer companies. The Company is currently competitively positioned. In the years the Independent Compensation Consultant does not perform a comprehensive review, they review broader U.S. market trends with the Human Capital and Compensation Committee.

Award Type	Vesting	Termination or Change in Control Provisions
RSUs	Vest on the first anniversary of the date of grant(1)	• **Death or Disability / By the Company Without Cause**: Unvested portion will immediately vest. • **Change in Control**: Accelerated only if not continued, converted, assumed or replaced by the Company or successor entity.

(1) Non-employee directors have the right to defer the settlement of annual awards of RSUs until the earlier of (i) the first business day in a year, specified by the director, that is after the date of vesting provided in the RSU award agreement and (ii) a specified period after the director's service on the Board ends.

Director Compensation Table

The table below summarizes the compensation paid to non-employee directors for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash	Stock Awards(1)(2)	Total Compensation
Howard L. Lance	$250,000	$120,736	$370,736
Joseph S. Cantie	$110,000	$120,736	$230,736
Anne M. Cooney	$125,000	$120,736	$245,736
Susan A. Ellerbusch	$110,000	$120,736	$230,736
John R. Murphy(3)	$135,000	$120,736	$255,736
Tamla D. Oates-Forney	$110,000	$120,736	$230,736
Anne K. Wade	$110,000	$120,736	$230,736
Steven H. Wunning	$130,000	$120,736	$250,736

(1) The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of RSUs granted in fiscal 2023, computed in accordance with ASC 718, utilizing the assumptions discussed in Note 13, *Stock-Based Compensation*, to our audited consolidated financial statements included in the 2023 Annual Report. As of December 31, 2023, each of our non-employee directors held 4,038 RSUs. As noted above, our targeted equity value is $130,000 annually. The value in this column does not necessarily match the $130,000 target because we calculate the number of RSUs to grant based on the 20-day average closing stock price ($32.19) immediately preceding the grant date in order to mitigate the potential impact of short-term stock price swings on our equity grants.

(2) We did not make any option awards to directors in fiscal 2023. As of December 31, 2023, Messrs. Lance and Murphy held 81,611 and 10,220 time-vesting Leverage Restoration Options, respectively. Time-vesting Leverage Restoration Options held by our directors have the same vesting terms as those held by our NEOs and described in "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Pre-IPO Long-Term Incentive Awards (Value From Modifications to Eliminate Misalignment Post-IPO)."

(3) Upon the consummation of the Argos Transaction, Mr. Murphy retired from the Board.

OUR PAY

Our "Say-on-Pay" Resolution Received 99% Support in 2023.



We believe our executive compensation structure is competitive, is aligned with current governance trends and contains stockholder-friendly features. These stockholder-friendly features include the following:

What We Do (Best Practice)

✓ Enforce strict insider trading, anti-hedging and anti-pledging policies

✓ Set robust stock ownership guidelines for executives and directors

✓ Provide provisions for recoupment ("clawback") of equity incentive compensation in our award agreements and adopted a policy for clawback of annual cash bonuses and equity incentive compensation

✓ Disclose performance goals for incentive programs

✓ Set a maximum payout limit on our annual and long-term incentive programs for our NEOs

✓ Incorporate double-trigger change-in-control provisions that are consistent with market practice

✓ Retain an independent compensation consultant that reports directly to the Human Capital and Compensation Committee

✓ Perform an annual compensation program risk assessment to ensure that the Company's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company

✓ Strong alignment between pay and company performance

✓ Annual review of share utilization

What We Don't Do / Don't Allow

✗ No change-in-control severance multiple in excess of three times salary and target bonus

✗ No excise tax gross-ups upon a change in control

✗ No re-pricing or cash buyout of underwater stock options

✗ No enhanced retirement formulas

✗ No guaranteed compensation

✗ No market timing with granting of equity awards

✗ Substantially no perquisites for our NEOs

✗ No payment of dividends or dividend equivalents on unvested stock or unearned performance units

ITEM 2
NONBINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NEOs

Under the Dodd-Frank Wall Street Reform Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on a nonbinding advisory basis, the compensation of our NEOs, as disclosed in this Proxy Statement in accordance with SEC rules. The compensation of our NEOs subject to the vote is disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosure contained in this Proxy Statement. The compensation of our NEOs is designed to enable us to attract and retain talented and experienced executives to lead us successfully in a competitive environment, while ensuring that our executives remain incentivized to accomplish the Company's long-term business plan. As discussed in this Proxy Statement, the vast majority of each NEO's pay is at-risk and largely tied to challenging performance goals. We believe that our compensation policies and decisions are strongly aligned with our stockholders' interests.

The Board is asking our stockholders to indicate their support for the compensation of our NEOs as disclosed in this Proxy Statement by casting a nonbinding advisory vote "FOR" the following resolution:

"**RESOLVED**, that the compensation paid to our NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative disclosure, is hereby APPROVED."

Because the vote to approve the compensation of our NEOs is advisory, it is not binding on the Board or the Company. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Human Capital and Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements, as a part of its robust compensation review and assessment process. Nonbinding advisory approval of this proposal requires the vote of the holders of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NONBINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NEOs, AS DISCLOSED IN THIS PROXY STATEMENT

Compensation Committee Report

The Human Capital and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Human Capital and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included (incorporated by reference) in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and in this Proxy Statement.

Submitted by the Human Capital and Compensation Committee of the Board.

Steven H. Wunning, Chair
Juan Esteban Calle
Anne M. Cooney
Tamla D. Oates-Forney

Compensation Discussion and Analysis—Executive Summary

Named Executive Officers

The following Compensation Discussion and Analysis ("CD&A") describes our 2023 executive compensation structure, earned by or paid to the following named executive officers ("NEOs"):

Anne P. Noonan	President and Chief Executive Officer
Scott Anderson(1)	Executive Vice President and Chief Financial Officer
Karli S. Anderson	Executive Vice President, Chief People and ESG Officer and Head of Communications
Christopher B. Gaskill	Executive Vice President, Chief Legal Officer and Secretary
Kekin M. Ghelani	Chief Strategy and Growth Officer
Brian J. Harris(2)	Former Executive Vice President and Chief Financial Officer

(1)   On March 1, 2023, Mr. Anderson was promoted to Executive Vice President and Chief Financial Officer.

(2)   On March 1, 2023, Mr. Harris transitioned to the role of Senior Advisor for 30 days until his subsequent retirement. Mr. Harris will remain available to the Company for consultation through December 31, 2024.

2023 Financial Highlights

The Company launched its Elevate Summit strategy in March 2021. Elevate Summit has multiple aspects and horizons:

- become the market leader in advantaged exurban & markets where we invest and grow for a #1 or #2 market position;
- utilize asset light partnerships to maximize the pull through and reduce volatility in select markets while enhancing EBITDA margin and return on invested capital ("ROIC");
- become the most socially responsible integrated construction materials solution provider; and
- develop innovative solutions to address tomorrow's challenges.

Within these key themes, we specifically targeted a reduction in leverage below 3X EBITDA, increase in margins and optimization of our portfolio.

This allowed the Company to achieve the following in 2023:

- Strong net revenue gains across lines of business and led by organic growth in Aggregates and Asphalt
- Average selling prices increased across all three reporting Segments
- Net income attributable to Summit of $285.9 million, adjusted cash gross profit of $757.1 million, adjusted EBITDA of $578.0 million and free cash flow of $197.7 million*
- We prioritized sustainable growth by investing in profit improving capital expenditures while advancing strategic divestitures that enhance our market-leading positions, and acquiring new businesses in targeted, strategic markets
- Reduced our leverage ratio to 2.1x Net Debt to Adjusted EBITDA* at year end 2023, matching the lowest debt ratio in the Company's history

*   Adjusted cash gross profit, adjusted EBITDA, free cash flow, and Net Debt to Adjusted EBITDA are non-GAAP financial measures; see "Reconciliation of Non-GAAP Measures to GAAP" on Annex A.

Compensation Discussion and Analysis—What We Paid

In 2023, our executive compensation structure consisted of four primary components: base salary; annual cash incentives; long-term equity incentives; and traditional health/welfare plans. We provide substantially no perquisites to our NEOs.

2023 Compensation at a Glance

	Pay Element	Description	2022 Payout / Changes
Fixed	**Base Salary**	Fixed pay to recruit and retain executives	In March of 2023, base salaries increased compared to 2022 for our NEOs as follows: Ms. Noonan by 4%, Mr. Anderson by 30%, Mr. Gaskill by 10%, and Mr. Ghelani by 3.5%. Ms. Anderson's and Mr. Harris' base salaries were unchanged from 2022. The base salary increases for Ms. Noonan and Mr. Ghelani reflected our standard merit increase. Mr. Gaskill's base salary was increased in order to reflect a competitive base salary for similar roles. On March 1, 2023, Mr. Anderson's base salary was increased to $566,800 in connection with his promotion to Executive Vice President and Chief Financial Officer.

Variable	**Annual Cash Bonus**	Annual cash incentives based on rigorous financial, operational and personal goals measured over one year:
		
		   • 60% Adjusted EBITDA
		   • 10% EBITDA Margin
		   • 10% Recordable Incident Rate
		   • 10% Safety Risk Assessment Reviewed
		   • 10% Bedrock Milestones
		Maximum payout is capped at 200% of target
		
		Personal performance modifier based on specific individual performance goals
			For 2023, our NEO target Annual Cash Bonus opportunities were the same as 2022.
			
			In 2023, we modified our performance metrics to include certain Bedrock Milestones that are designed to drive and support the way the Company works by simplifying, standardizing, and automating critical processes to achieve the Elevate Summit Strategy.
			
			Each of our NEOs earned annual cash bonuses as set forth below in "Elements of Pay: Annual Cash Incentives—2023 Actual Performance and Payouts."

	Long-Term Equity Incentives	Annual long-term equity awards align executives' interests with stockholders.
		
		50% Performance Units
		
		   • Vest 50% based on 3-year relative total shareholder return ("TSR") compared to Materials Sector and Capital Goods Sector in the S&P 400 Midcap Index.
		      ○ Capped at target if absolute TSR is negative.
		   • Vest 50% based on the average three-year ROIC performance for three successive one-year periods.
		   • Maximum payout is capped at 200% of target.
		   • Grants are based in the Company's Class A Common Stock.
		
		50% RSUs
		
		   • Vest ratably over 3 years
		   • Grants are based in the Company's Class A Common Stock.
			For 2023, our NEO target Long-Term Equity Incentive opportunities were the same as 2022 except for (i) Ms. Noonan whose opportunity increased from 340% of base salary to 350% of base salary in order to reflect competitive total compensation opportunities for similar roles and (ii) Mr. Harris did not receive any equity awards pursuant to the terms of the Transition Agreement.
			
			Performance attainment / payouts for the 2021 performance unit grant covering January 1, 2021 through December 31, 2023 were as follows:
			
			   • 3-year TSR performance ranked at the 74th percentile (195.65% of target payout)
			   • 3-year ROIC performance was above target at 9.43% (125.75% of target payout)
			   • The combined payout with 50/50 weighting was 160.7% of target.

Other	**Traditional Benefits**	Executive benefits are substantially similar to benefits offered to other employees.	No change

Pay Mix and Magnitude

The Human Capital and Compensation Committee believes that a significant majority of both the Chief Executive Officer's and other NEOs' pay should be at risk and not guaranteed. Compensation is tied to challenging performance objectives and this is illustrated in our pay mix. A large percentage of total target compensation is at risk through long-term equity awards and annual cash incentive awards. These awards are linked to performance measures that correlate with long-term stockholder value creation. The amounts actually realized by our NEOs with respect to these awards depend on a variety of factors, including the level of attainment of the relevant performance goals and the extent of vesting of performance units and RSUs and the value of our stock when performance units and RSUs vest.

The target values of long-term equity incentive awards used in the charts below differ from the compensation reported in the Summary Compensation Table due to the use of the grant date fair value in the Summary Compensation Table which is calculated in accordance with ASC 718, utilizing the assumptions discussed in our audited consolidated financial statements included in the 2023 Annual Report. The mix of total direct compensation at target for 2023 for our Chief Executive Officer and the average of our other NEOs (excluding Mr. Harris) is shown in the charts below.

Chief Executive Officer



At-Risk Pay: 83%

Average of Other NEOs(1)



At-Risk Pay: 66%

(1)   Other NEOs excludes Mr. Harris.

The Human Capital and Compensation Committee approved the following compensation targets for 2023:

	Base Salary	Annual Bonus Target as % of Base Salary	Long-Term Incentive Target as % of Base Salary
Anne P. Noonan	$1,040,000	135%	350%
Scott Anderson (1)	$ 566,800	75%	125%
Karli S. Anderson	$ 475,000	65%	125%
Christopher B. Gaskill	$ 485,100	65%	125%
Kekin M. Ghelani	$ 543,380	75%	125%

(1)   On March 1, 2023, Mr. Anderson's base salary was increased from $436,000 to $566,800 in connection with his promotion to Executive Vice President and Chief Financial Officer.

Elements of Pay: Base Salary

The Human Capital and Compensation Committee determines base salaries for the NEOs and other executives based on a number of factors, including but not limited to, the Human Capital and Compensation Committee's understanding of executive pay practices, individual performance, Company performance and management recommendations (except with respect to the Chief Executive Officer).

The base salary increases for Ms. Noonan was 4%, Mr. Anderson was 30%, Mr. Gaskill was 10%, and Mr. Ghelani was 3.5%. Ms. Anderson's and Mr. Harris' base salaries were unchanged from 2022.

The base salary increases for Ms. Noonan and Mr. Ghelani reflected our standard merit increase. Mr. Gaskill's base salary was increased in order to reflect a competitive base salary for similar roles. Mr. Anderson's base salary was increased in connection with his promotion to Executive Vice President and Chief Financial Officer. These base salaries reflect a thorough review of competitive market data, internal alignment of total compensation opportunity, and are consistent with competitive market data provided by the Independent Compensation Consultant.

	2023 Target Base Salary	2022 to 2023 Increase
Anne P. Noonan	$1,040,000	4%
Scott Anderson(1)	$ 566,800	30%
Karli S. Anderson	$ 475,000	N/A
Christopher B. Gaskill	$ 485,100	10%
Kekin M. Ghelani	$ 543,3800	3.5%
Brian J. Harris	$ 631,000	N/A

(1)   On March 1, 2023, Mr. Anderson's base salary was increased from $436,000 to $566,800 in connection with his promotion to Executive Vice President and Chief Financial Officer.

Elements of Pay: Annual Cash Incentives

2023 TARGET ANNUAL INCENTIVE AWARD OPPORTUNITIES

At the start of each fiscal year, the Board approves annual incentive compensation targets, as a percentage of target base salary, based on competitive market data provided by the Independent Compensation Consultant for our direct competitors and overall peer group, management's recommendations and other relevant factors. The 2023 annual incentive targets, as a percentage of target base salary, for our NEOs were unchanged from 2022 for Ms. Noonan, Mr. Ghelani, and Mr. Harris. Mr. Anderson whose first day of employment as Executive Vice President and Chief Financial Officer was March 1, 2023 increased from 60% to 75% in connection with his promotion and Ms. Anderson and Mr. Gaskill increased to 65% effective March 26, 2023.

	Target Bonus
Anne P. Noonan	135%
Scott Anderson	75%
Karli S. Anderson	65%
Christopher B. Gaskill	65%
Kekin M. Ghelani	75%
Brian J. Harris(1)	75%

(1)   For 2023, Mr. Harris' annual incentive award was prorated based on the number of days Mr. Harris was employed by the Company in 2023.

2023 ANNUAL INCENTIVE METRICS

The metrics underlying our annual incentive were selected as the strongest indicators of our success. Adjusted EBITDA and EBITDA Margin are among our most important financial measures, while safety goals ensure that we focus on sustainable performance. The Board has discretion to adjust the target financial metrics to reflect, among other things, mergers, acquisitions, divestitures and other non-routine activity both inside and outside of management's control during the fiscal year.

For 2023, we modified our performance metrics to include certain Bedrock Milestones that are designed to drive and support the way the Company works by simplifying, standardizing, and automating critical processes to achieve the Elevate Summit Strategy. As a result, in 2023, our performance metrics and weightings were as follows for our NEOs:

Metric and Weighting	Definition / Notes
Adjusted EBITDA (60%)	Net income (loss) before interest expense (income), income tax expense (benefit) and depreciation, depletion and amortization, adjusted to exclude accretion, loss on debt financings, transaction costs, non-cash compensation and certain other non-cash and non-operating items.
EBITDA Margin (10%)	Adjusted EBITDA divided by net revenue.
Recordable Incident Rate (RIR) (10%)	Any employee work-related injury that requires medical treatment and results in a positive diagnosis of an injury, a prescription or work restrictions (per OSHA), divided by hours worked.
Safety Risk Assessments Reviewed (SRAR) (10%)	Managers must review and give feedback on risk assessments developed by employees to identify, analyze and suggest opportunities to reduce/eliminate the hazards and/or risks associated with a specific task.
Bedrock Milestones (10%)	Strategic Initiatives: Four Bedrock Milestones for 2023:
	1. Successful 09 implementation defined as installed at >80% of locations that will be using it
	2. Successful Coupa S2P implementation defined as installed at >80% of locations that will be using it
	3. Successful Microsoft Dynamics SRM implementation defined as installed at >80% of locations that will be using it
	4. Successful Procurement CRM & S&OP analog processes implemented at >90% adoption rate

PERFORMANCE TARGETS AND PAYOUT RANGES

The achievement factor for each of the performance metrics was determined by multiplying the weight attributed to each performance metric by the applicable payout percentage for each metric. For Adjusted EBITDA and EBITDA Margin payout percentages were determined by calculating actual achievement against the target amount based on a pre-established scale.

Financial Performance

For Adjusted EBITDA and EBITDA Margin, payout percentages for actual performance between the specified threshold, target, and maximum performance levels is interpolated on a straight-line basis. The following table shows the payout percentages associated with various levels of achievement of Adjusted EBITDA and EBITDA Margin:

	2023 Payout Percentage		
	25% (Threshold)	100% (Target)	200% (Maximum)
2023 Adjusted EBITDA (Performance as a Percentage of Target)	85%	100%	110%

	25% (Threshold)	100% (Target)	200% (Maximum)
2023 Adjusted EBITDA Margin (Performance as a Percentage of Target)	85%	100%	110%

Safety Performance Targets

The overall safety metric achievement factor equals the sum of each metric's payout percentage multiplied by its weighting. The maximum payout opportunities for the safety metrics is 200% of target. For the safety metrics, payout percentages for actual achievement between the specified threshold, target and maximum levels were adjusted on a linear basis. All safety targets required year-over-year improvement in performance.

	2023 Payout Percentage		
	50% (Threshold)	**100% (Target)**	**200% (Maximum)**
RIR – 10% Safety	0.88	0.80	0.72
SRAR – 10% Safety	80%	90%	95%

2023 ACTUAL PERFORMANCE AND PAYOUTS

The initial targets shown in the below table are based on the performance goals and funding scales approved in the first quarter of 2023. During the year, the target for Adjusted EBITDA was increased and the target for EBITDA Margin was decreased to account for four acquisitions and one divestiture. Actual Adjusted EBITDA results were certified by the Human Capital and Compensation Committee, as disclosed in the below table.

	Initial Target	**Adjusted Target (1)**	**Approved Results (2)**	**Payout Percentage**	**Weight**	**Weighted Payout Percentage**
Adjusted EBITDA ($ Millions)	$ 500	$ 522	$ 578	200%	60%	120.0%
EBITDA Margin	22.9%	22.8%	23.7%	104%	10%	14.0%
RIR	0.80	—	0.97	0%	10%	0.0%
SRAR	90%	—	100%	200%	10%	20.0%
Bedrock Milestones(3)	3 Strategic Initiatives	—	4 Strategic Initiatives	200%	10%	20.0%

(1) The targets for Adjusted EBITDA and EBITDA Margin were increased and decreased, respectively, to account for four acquisitions and one divestiture during the year.

(2) See "Reconciliation of Non-GAAP Measures to GAAP" on Annex A.

(3) Bedrock Milestones had a target of meeting 3 of 4 strategic alternatives and maximum performance required meeting 4 of the 4 strategic alternatives.

PERSONAL PERFORMANCE MODIFIER

In 2023, each NEO had personal performance goals that were used to determine their 2023 personal performance modifier. The personal performance modifier was applied to their annual cash incentive earned as disclosed above, subject to the individual payout cap of 200% of target opportunity and the overall payout cap on the approved incentive pool funded by AEBITDA, EBITDA Margin, Safety (RIR and SRAR), and Bedrock Milestones. The personal performance modifier was recommended by the CEO for each NEO (other than the CEO) and approved by the Human Capital and Compensation Committee. For 2023, each NEO received a personal modifier of 100%.

In determining the appropriate individual personal performance modifier for an NEO, the CEO and the Human Capital and Compensation Committee, as applicable, reviewed the personal performance results made by each NEO for 2023. These personal performance results related to, among other things, how the NEO could drive the execution of the Company's Elevate Summit vision and strategy, enhance organizational effectiveness, and enhance the effectiveness of their respective roles within the Company.

	2023 Base Salary	Target Incentive as a Percentage of Base Salary	Actual Incentive Earned as a Percentage of Target Bonus	Individual Performance Modifier	Annual Cash Incentive Earned
Anne P. Noonan	$1,040,000	135%	174%	100%	$2,421,079
Scott Anderson(1)	$ 566,800	75%	174%	100%	$ 688,096
Karli S. Anderson	$ 475,000	60%	174%	100%	$ 527,601
Christopher B. Gaskill	$ 485,100	60%	174%	100%	$ 528,098
Kekin M. Ghelani	$ 543,380	75%	174%	100%	$ 703,525
Brian J. Harris(2)	$ 631,000	75%	174%	100%	$ 133,106

(1)   On March 1, 2023, Mr. Anderson's base salary was increased from $436,000 to $566,800 in connection with his promotion to Executive Vice President and Chief Financial Officer.

(2)   For 2023, Mr. Harris' annual cash incentive was prorated based on the number of days he was employed by the Company in 2023.

Elements of Pay: Long-Term Equity Incentives

Our long-term equity incentives for NEOs in 2023 consisted of a balance of performance units (50%) and RSUs (50%). The Human Capital and Compensation Committee uses competitive market data from our annual total compensation study to assist with targeted long-term incentive value. In addition, the Human Capital and Compensation Committee considers individual performance, potential future contributions to our business, internal equity and management's recommendations except in the case of the Chief Executive Officer.

Award Type	Weighting	Vesting	Value Tied To
Performance Units	50%	At the end of three years based 50% on relative TSR performance and 50% on ROIC performance	Three-year TSR ranking compared to companies in the Materials Sector and Capital Goods Sector in the S&P 400 Midcap Index and ROIC performance compared to targeted performance criteria
RSUs	50%	Vest over three years in equal annual installments on each anniversary of the grant date	Stock price performance

Performance Units Granted in 2023

The 2023 performance units focus our executives on the long term performance of the Company relative to industry peers and predetermined financial targets. The performance metrics are relative TSR and return on invested capital ("ROIC").

The peer group for determining our relative TSR is separate and distinct from the peer group used to evaluate and set NEO compensation levels discussed under "—Compensation Decision Process—Role of Peer Companies and Competitive Market Data." The Relative TSR peer group represents a broader array (typically near 65 to 70 companies) of industry peers competing for stockholders and investors.

ROIC is determined for the performance period by dividing (i) the arithmetic mean of the following for each fiscal year during the performance period: the Company's Adjusted EBITDA (as reported on the Company's audited financial statements) for each such fiscal year, reduced by depreciation, depletion and amortization charges for such fiscal year by (ii) the arithmetic mean of the following for each fiscal year during the performance period: the sum of the Company's total outstanding long-term debt, stockholders' equity, retained earnings and accumulated other comprehensive income, in each case, as reported on the Company's audited financial statements for such fiscal year. The Compensation Committee believes that including ROIC as a performance metric incentivizes management to maximize efficiency of capital deployed for the benefit of the Company's stockholders.

The performance period for the performance units granted in February 2023 began on January 1, 2023 and ends on December 31, 2025 and are earned based on performance against the target below. Beginning in 2021, the performance units are measured using the average three-year performance against one-year ROIC goals. The changes to the design of the performance units were the result of the following:
- The Company's new leadership team embarking on a new strategy;
- Allowed realistic performance targets to be set when management and the committee have the most current information; and
- Allowed stronger shareholder alignment with the most realistic ROIC stretch targets.

Earned amounts will be interpolated on a straight line basis for performance between threshold, target, and maximum performance requirements. Financial goals are established based on a review of historical and strategic forward-looking performance criteria and are established at reasonable but stretch performance requirements for threshold, target, and maximum payout opportunities. We will proactively disclose the ROIC performance requirements and performance attainment at the completion of the three-year performance period.

| | Level of Achievement | | | | |
	Below Threshold	Threshold	Target	Maximum	Cap (if applicable)
Relative TSR Position	< 25th percentile	25th percentile	50th percentile	75th percentile	Capped at 100% if Company TSR is negative over performance period, regardless of ranking
Achievement Percentage	0%	50% of target	100% target	200% of target	

See "—Treatment of Long-Term Incentive Awards Upon Termination or Change in Control" for a description of the potential vesting of the NEOs' equity awards that may occur in connection with certain termination events and a change in control.

For 2023, the Human Capital and Compensation Committee set the target pay levels and made the grants set forth in the table below.

	2023 Target Long-Term Incentive as % of Base Salary	2023 Target Long-Term Incentive (1)(2)	Performance Units Granted (#)	Restricted Stock Units Granted (#)
Anne P. Noonan	350%	$3,500,000	54,364	54,364
Scott Anderson	125%	$ 708,500	11,213	11,213
Karli S. Anderson	125%	$ 593,750	9,222	9,222
Christopher B. Gaskill	125%	$ 551,250	8,562	8,562
Kekin M. Ghelani	125%	$ 656,250	10,193	10,193
Brian J. Harris(3)	N/A	N/A	N/A	N/A

(1) The target award values shown vary from the values listed in the 2023 Grants of Plan-Based Awards Table for two reasons. First, the 2023 Grants of Plan-Based Awards Table uses the Monte Carlo valuation method, which determines the accounting expense for our performance units because 50% is based on Relative TSR. This generated an expense value approximately 130% higher than the actual value on the grant date for the awards issued on February 22, 2023 to each of our NEOs (other than Messrs. Anderson and Harris), and an expense value approximately 126% higher than the actual value on the grant date for the awards issued on March 1, 2023 to Mr. Anderson. However, we do not believe the Monte Carlo accounting model is appropriate for purposes of setting total compensation opportunity. Second, to mitigate the potential impact of short-term stock price swings on our equity grants, we use the 20-day average closing stock price immediately preceding the grant date to determine the grant size, rather than the closing stock price on the actual grant date as shown in the 2023 Grants of Plan-Based Awards Table.

(2) The target award values for Mss. Noonan and Anderson and Messrs. Gaskill and Ghelani were based off of their base salaries as of February 1, 2023. The target award value for Mr. Anderson was based off of his base salary as of March 1, 2023.

(3) Pursuant to the Transition Agreement entered into between the Company and Mr. Harris, Mr. Harris did not receive any equity grants in 2023.

Performance Units Earned for the Performance Period 2021—2023

Performance units were granted to our NEOs then employed by the Company that were subject to 50% Relative TSR performance and 50% ROIC performance for the three-year performance period beginning January 1, 2021 and ending December 31, 2023. The Relative TSR peer group was companies in the Materials Sector and Capital Goods Sector in the S&P 400 Midcap Index. Relative TSR performance was based on dividends plus beginning and ending stock prices based on the trailing 20-day average closing price. During the performance period, our Relative TSR ranked at the 74th percentile resulting in a payout of 195.65% of target. The ROIC performance goal achievement levels were as follows:

	Threshold	Target	Maximum	Actual	Payout
2021	7.0%	8.4%	10.0%	8.8%	118.8%
2022	8.8%	10.5%	11.5%	9.1%	58.5%
2023	8.6%	9.3%	10.0%	10.4%	200.0%
Average					125.75%

As a result of our Relative TSR performance and ROIC performance, the payout was equal to 160.7% of target.

Performance Units Achievement for the 2022 and 2023 Grants—ROIC

Performance units were granted to our NEOs then employed by the Company that were subject to 50% Relative TSR performance and 50% ROIC performance for the three-year performance periods beginning January 1, 2022 and January 1, 2023. The Relative TSR peer group is companies in the Materials Sector and Capital Goods Sector in the S&P 400 Midcap Index. Relative TSR performance is based on dividends plus beginning and ending stock prices based on the trailing 20-day average closing price. ROIC performance is based upon a three-year average during the performance period.

The ROIC performance goal achievement levels for the performance units granted in 2022 and 2023 were as follows:

	Threshold	Target	Maximum	Actual	Payout
2022	8.8%	10.5%	11.5%	9.1%	58.5%
2023	8.6%	9.3%	10.0%	10.4%	200.0%

Retirement, Perquisites, and Other Benefits

We have a tax-qualified contributory retirement plan established to qualify as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). The plan covers all U.S. employees, including our NEOs, who are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service (the "IRS"). We provide for matching contributions to the plan, including 100% of pre-tax employee contributions, up to 4% of eligible compensation. Employer contributions vest immediately.

The Company also offers the members of a select group of management or highly compensated employees, including the NEOs, the opportunity to supplement their retirement savings through the Summit Materials Deferred Compensation Plan (the "DCP"). An eligible participant in the DCP may elect to defer up to 50% of such participant's base salary compensation and up to 100% of such participant's designated discretionary bonus award compensation and annual incentive award compensation. The DCP also permits Company-provided credits to participants' accounts, but no such credits are currently being made. Additional information about the DCP is reflected in "—2023 Non-Qualified Deferred Compensation" below.

In alignment with a health and safety culture, the Company offers an Executive Health Program through the Mayo Clinic for the CEO and the executive team, including all the NEOs. The Human Capital and Compensation Committee approved this program in the Fall of 2021 and the use of this benefit is voluntary and not all executives will utilize it annually. The value of the program will not exceed $10,000 annually for each eligible executive.

Compensation Discussion and Analysis—How We Paid

Our Compensation Philosophy

Our executive compensation program is intended to attract, motivate and retain executive officers and to align the interests of our executive officers with stockholders' interests.

The Board's objectives for our program include, but are not limited to, the following:



- To offer competitive total compensation opportunities compared to our peers and to balance the need for talent with reasonable compensation expense
- To enhance stockholder value by focusing management on financial metrics that drive value
- To recognize and reward executives whose knowledge, skills and performance are critical to our success
- To attract, motivate and retain executive talent willing to commit to long-term stockholder value creation
- To align executive decision making with business strategy and discourage excessive risk taking

Say-on-Pay Votes

In 2023, the Human Capital and Compensation Committee considered the outcome of the stockholder advisory vote on 2022 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies. Our stockholders voted at our 2023 annual meeting, in a nonbinding advisory vote, on the 2021 compensation paid to our NEOs. Our stockholders overwhelmingly (99%) approved the compensation of our NEOs. Based on the level of support, the Human Capital and Compensation Committee determined that stockholders generally support our compensation practices. The Company has determined to hold this advisory, say-on-pay vote annually, consistent with the stated preferences of our stockholders and with the results of our 2023 Annual Meeting of Stockholders where the majority of the votes cast were in favor of an annual advisory vote.

In addition, the Company continued its efforts to reach out to investors for feedback in 2023. During the year, the Company's investor relations department contacted many of the Company's largest investors and engaged in conversations with a significant portion of the investor base. The feedback received in these conversations was generally positive in regard to the Company's compensation programs. The Human Capital and Compensation Committee intends to continue to consider the views of our stockholders when designing, reviewing and administering the Company's compensation programs and policies.

Compensation Decision Process

Role of the Human Capital and Compensation Committee

The Human Capital and Compensation Committee is responsible to our Board for oversight of our executive compensation program. The Human Capital and Compensation Committee is responsible for the review and approval of all aspects of our program.

Among its duties, the Human Capital and Compensation Committee is responsible for:

- Assessing competitive market data from the Independent Compensation Consultant
- Reviewing each NEO's performance in conjunction with competitive market data and, accordingly, approving compensation recommendations including, but not limited to, base salary, annual bonus, long-term incentives, and benefits/perquisites
- Considering, recommending and approving incentive plan goals, achievement levels, and program structure
- Incorporating meaningful input from our stockholders, if applicable

Role of Management	For each NEO excluding herself, our Chief Executive Officer recommends to the Human Capital and Compensation Committee compensation levels for NEOs based on a review of market data and individual performance. The Human Capital and Compensation Committee reviews and discusses all recommendations prior to issuing its approval.
	For the Chief Executive Officer, during executive session without the Chief Executive Officer present, the Human Capital and Compensation Committee is solely responsible for assessing performance and making compensation recommendations to the Board for approval. Management does not make compensation-related recommendations for the Chief Executive Officer.
Role of the Independent Compensation Consultant	In 2023 the Human Capital and Compensation Committee retained the Independent Compensation Consultant in accordance with the Human Capital and Compensation Committee's charter. The Independent Compensation Consultant reports directly to the Human Capital and Compensation Committee. The Human Capital and Compensation Committee retains sole authority to hire or terminate the Independent Compensation Consultant, approve its fees, determine the nature and scope of services and evaluate the Independent Compensation Consultant's performance.
	A representative of the Independent Compensation Consultant attends Human Capital and Compensation Committee meetings, as requested, and communicates with the Human Capital and Compensation Committee chair between meetings. The Human Capital and Compensation Committee makes all final decisions and recommendations.
	The Independent Compensation Consultant's roles include, but are not limited to, the following:
	• Advising the Human Capital and Compensation Committee on executive compensation trends and regulatory developments;
	• Developing a peer group of companies for determining competitive compensation amounts and practices;
	• Providing a total compensation study for executives against peer companies;
	• Providing advice to the Human Capital and Compensation Committee on governance best practices, as well as any other areas of concern or risk; and
	• Reviewing and commenting on proxy disclosure items, including the CD&A.
	The Human Capital and Compensation Committee has assessed the independence of the Independent Compensation Consultant, considering all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act. Based on this review, the Human Capital and Compensation Committee concluded that there are no conflicts of interest raised by the work performed by the Independent Compensation Consultant and that the Independent Compensation Consultant is independent.
Role of Peer Companies and Competitive Market Data	In the Fall of 2022, to assist with 2023 compensation decisions, the Independent Compensation Consultant performed a competitive pay study. To develop competitive market values for the NEOs, the Independent Compensation Consultant developed, and the Human Capital and Compensation Committee approved, a peer group of 16 companies.
	The peer group development criteria used in the 2022 included:
	• *Industry*: Companies in the building products, construction materials, forest products, and mining industries
	• *Company size*: Approximately 0.4x to 3x times our annual revenues (primary factor), with market capitalization reviewed as a secondary factor
	• *ISS*: Companies considered by Institutional Shareholder Services ("ISS") to be the Company's compensation peers and used in ISS' annual report regarding the Company
	• *Peers of Peers*: Companies used in the peer groups of potential peer companies
	• *Consistency:* Companies contained in the peer group in the prior year
	• *Peers:* Companies using Summit in their peer group

The approved peer group had annual revenues which ranged from approximately $1.2 billion to $6.6 billion, with average / median annual revenue of approximately $3.2 billion and $2.8 billion, respectively. For our Fall 2022 total compensation study, our annual revenues were estimated at approximately $2.4 billion. The Independent Compensation Consultant developed size adjusted market values (regression analysis) for each position using our annual revenue.

The 50th percentile for total compensation is a key reference point for the Human Capital and Compensation Committee; however, the Human Capital and Compensation Committee also considers other factors, including, experience, performance and expected future contributions. For positions where peer company proxy data was not available, the Independent Compensation Consultant utilized published and private compensation survey sources.

PEER GROUP

- Advanced Drainage Systems. Inc.
- Armstrong World Industries, Inc.
- Compass Minerals International, Inc.
- CONSOL Energy Inc.
- Dycom Industries, Inc.

- Eagle Materials Inc.
- Gibraltar Industries, Inc.
- Granite Construction Inc.
- Lennox International Inc.
- Lennox International Inc.
- Louisiana-Pacific Corp.
- Martin Marietta Materials, Inc.
- Masonite International Corporation

- MDU Resources Group, Inc.
- Quanex Building Products Corp.
- Simpson Manufacturing Company
- Vulcan Materials Company

Changes from the prior year peer group include the removal of Boise Cascade Company (size and industry), Cornerstone Building Brands, Inc. (taken private), and U.S. Concrete Inc. (acquisition). Additions include Advanced Drainage Systems Inc. and MDU Resources Group, Inc. (size, industry, and use the Company as a peer) and Lennox International Inc. (size and industry).

TIMING OF COMPENSATION DECISIONS

Pay recommendations for our executives, including the NEOs, are made by the Human Capital and Compensation Committee, typically, at its first scheduled meeting of the fiscal year, which normally occurs in February around the same time we report our fourth quarter and year-end financial results for the preceding fiscal year and provide our financial guidance for the upcoming year (the "first meeting"). This timing allows the Human Capital and Compensation Committee to have a complete financial performance picture prior to making compensation decisions.

Decisions with respect to prior year performance, as well as annual equity awards, base salary increases and target performance levels for the current year are typically made at the first meeting. Any equity awards recommended by the Human Capital and Compensation Committee at this meeting are reviewed by the Board and, if approved, are dated on the date approved by the Board either at a subsequent board meeting or via written consent. As such, the Human Capital and Compensation Committee does not time the grants of equity incentives to the release of material non-public information.

The exceptions are grants to executives who are promoted or hired from outside the Company during the year, and discretionary grants made throughout the year for retention and extraordinary purposes. These executives may receive compensation changes or equity grants effective or dated, as applicable, as of the date of their promotion, hiring date, or other Board approval date.

DETERMINATION OF CHIEF EXECUTIVE OFFICER COMPENSATION

Pay recommendations for our Chief Executive Officer are made by the Human Capital and Compensation Committee, in an executive session without the Chief Executive Officer present, typically, at its first scheduled meeting of the fiscal year. The Human Capital and Compensation Committee also reviews and evaluates Chief Executive Officer performance, and determines performance achievement levels, for the prior fiscal year. The Human Capital and Compensation Committee also reviews competitive compensation data from the peer group companies. The Human Capital and Compensation Committee typically approves, or presents, pay recommendations for the Chief Executive Officer to the Board, excluding the Chief Executive Officer, for approval. If applicable, during executive session, the Board conducts its own review and evaluation of the Chief Executive Officer's performance taking into consideration the recommendations of the Human Capital and Compensation Committee.

EQUITY PLAN

The Company maintains the Omnibus Incentive Plan which allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock and RSUs, performance units, undivided fractional limited partnership interests in Summit Holdings and other stock-based awards.

Governance of Executive Compensation

STOCK OWNERSHIP GUIDELINES

We have established stock ownership guidelines for our Chief Executive Officer, officers reporting to the Chief Executive Officer, and directors. The approved guidelines are as follows:

- Chief Executive Officer: 6x base salary

- Section 16 Officers reporting to the Chief Executive Officer: 2.5x base salary

- Directors: 5x annual cash retainer

Participants are expected to comply with the ownership requirements within five years of an appointment to a qualified position. Once the ownership requirements have been satisfied, future declines in share price will not affect compliance so long as the participant holds the number of equity interests he or she had at the time he or she achieved the expected ownership level. The Company monitors each participant's compliance with the guidelines on a quarterly basis, and as of February 16, 2024, the most recent date on which compliance was monitored, all of our executive officers were in compliance with the guidelines.

The following components satisfy the ownership guidelines: Equity interests owned directly or indirectly (e.g., by or with a spouse or held in trust for the individual or one or more family members of the individual), and equity interests, including unvested RSUs, held in qualified or nonqualified savings, profit sharing, or deferred compensation accounts. In 2023, the Company amended its stock ownership guidelines so that the value of in-the-money spread of shares underlying vested but unexercised stock options and value of in-the-money spread of shares underlying vested but unexercised warrants are no longer attributed towards satisfying compliance with the guidelines. At least quarterly, the Human Capital and Compensation Committee monitors participants' compliance with these guidelines.

INCENTIVE COMPENSATION RECOUPMENT ("INCENTIVE CLAWBACK") POLICIES

Our Board adopted the Summit Materials, Inc. Incentive Compensation Clawback Policy (the "Policy") pursuant to NYSE rules and because it believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. This policy applies to any current and former "Executive Officer" of the Company, as such term is defined under the Policy. The Policy applies to certain incentive-based compensation ("Incentive Compensation"). Under the Policy, the Company is required to recover any "Erroneously Awarded Compensation" that is "Received" by a "Covered Executive" as such terms are defined in the Policy.

In addition, each of the RSU, stock option and performance unit award agreements under the Omnibus Incentive Plan generally provides that if a restrictive covenant violation occurs or the Company discovers after a termination of employment or services that grounds existed for "cause" (as defined in the Omnibus Incentive Plan) at the time thereof, then the participant shall be required, in addition to any other remedy available (on a non-exclusive basis), to pay to the Company, within ten business days of the Company's request to the participant therefor, an amount equal to the aggregate after-tax proceeds (taking into account all amounts of tax that would be recoverable upon a claim of loss for payment of such proceeds in the year of repayment) the participant received upon the sale or other disposition of, or distributions in respect of, the equity award thereunder and any shares issued in respect thereof (minus, in the case of options, the aggregate cost (if any) of the shares). Without limiting the foregoing, all awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

Compensation Risk Assessment

Our governance policies and compensation structure are not reasonably likely to have a material adverse effect on the Company. The Independent Compensation Consultant and management delivered a compensation risk assessment report to the Human Capital and Compensation Committee in 2023. The following features of our program mitigate risk:

✓ The Human Capital and Compensation Committee consults with the Independent Compensation Consultant to assist with annual compensation decisions

✓ The Human Capital and Compensation Committee approves the annual incentive plan's financial goals at the start of the fiscal year, and approves the performance achievement level and final payments earned at the end of the fiscal year

✓ The Human Capital and Compensation Committee benchmarks total compensation opportunity for executive positions using multiple survey sources and has discretion over payout calculations and oversight of compensation plans for our executives

✓ We utilize a mix of cash and equity variable incentive programs, with a balanced mix of RSUs and performance units, which are subject to multi-year vesting

✓ Our performance units payout opportunities are capped at 200% of the target total opportunity

✓ We utilize competitive change-in-control severance programs to help ensure executives continue to work towards our stockholders' best interests in light of potential employment uncertainty

✓ Executive officers are subject to minimum stock ownership guidelines

✓ Incentive Compensation Clawback Policy that is compliance with the rules of the NYSE and permits the Company to recoup certain incentive-based compensation

Compensation Tables

Summary Compensation Table

The following table sets forth the compensation of our NEOs for the fiscal years ended 2023, 2022 and 2021, and their respective titles as of December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Anne P. Noonan President and Chief Executive Officer, Director	2023	1,029,231	—	3,495,877	—	2,421,079	47,628	6,993,815
	2022	967,949	—	2,860,842	—	1,271,970	37,705	5,138,466
	2021	952,750	—	3,906,392	—	1,411,299	25,663	6,296,104
Scott Anderson Executive Vice President and Chief Financial Officer	2023	540,640	—	704,565	—	688,096	109,105	2,042,406
Karli S. Anderson Executive Vice President, Chief People and ESG Officer and Head of Communications	2023	475,000	—	593,021	—	527,601	13,200	1,608,822
	2022	388,849	—	414,358	—	274,359	16,649	1,094,215
	2021	349,365	—	546,102	—	237,918	13,129	1,146,514
Christopher B. Gaskill Executive Vice President, Chief Legal Officer and Secretary	2023	473,227	—	550,579	—	528,098	13,200	1,565,104
	2022	426,865	—	463,780	—	299,167	17,428	1,207,240
	2021	397,904	—	705,775	—	282,910	13,837	1,400,426
Kekin M. Ghelani Chief Strategy and Growth Officer	2023	538,432	—	655,456	—	703,525	13,200	1,910,613
	2022	333,173	50,000	1,178,101	—	248,005	42,794	1,852,073
Brian J. Harris Former Executive Vice President and Chief Financial Officer	2023	509,654	—	—	—	133,106	134,546	777,306
	2022	610,776	—	822,927	—	401,307	14,863	1,849,873
	2021	619,030	—	1,289,836	—	489,807	14,668	2,413,341

(1) The amount reported in the Bonus column for 2022 reflects the one-time cash sign-on bonus of $50,000 paid to Mr. Ghelani pursuant to his offer letter.

(2) The amounts reported in the Stock Awards column for 2023 reflect the aggregate grant date fair value of stock awards granted in fiscal 2023, calculated in accordance with ASC 718, utilizing the assumptions discussed in Note 13, *Stock-Based Compensation*, to our audited consolidated financial statements included in the 2023 Annual Report. The fiscal 2023 awards consist of time-vesting RSUs and performance units. As the performance units vest according to Relative TSR, they are subject to market conditions, and not performance conditions, as defined under ASC 718, and therefore have no maximum grant date fair values that differ from the grant date fair values presented in the table.

(3) Reflects non-equity incentive plan compensation awards for services rendered during the fiscal year presented. For more information, see "Compensation Discussion and Analysis—Compensation Elements—Annual Cash Incentives."

(4) All Other Compensation for 2023 includes (a) amounts contributed by Summit LLC under the Summit Materials, LLC Retirement Plan in an amount equal to $13,200 for each NEO and (b) severance payments of $121,346 to Mr. Harris. For Ms. Noonan, All Other Compensation for 2023 also includes (a) payments for life insurance ($21,680), (b) amounts paid by the Company for the Executive Health Program ($6,454), (c) amounts contributed by the Company to her Health Savings Account ("HSA"), (d) nominal amounts related to parking, and (e) entertainment expenses for Ms. Noonan and her spouse related to business events at which spouses were expected to attend. For Mr. Anderson, All Other Compensation for 2023 also includes (a) amounts paid by the Company for certain relocation costs for Mr. Anderson in connection with his promotion ($86,141), (b) amounts paid by the Company for the Executive Health Program, (c) amounts contributed by the Company to his HSA, and (d) entertainment expenses for Mr. Anderson and his spouse related to business events at which spouses were expected to attend. The aggregate value of perquisites received by each of Ms. Anderson and Messrs. Gaskill, Ghelani, and Harris did not exceed $10,000.

2023 Grants of Plan-Based Awards

The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table.

| Name | Award Type | Grant Date | Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1) | | | Estimated Future Payouts under Equity Incentive Plan Awards(2) | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(3) | Grant Date Fair Value of Stock Awards ($)(4) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Anne P. Noonan	Annual Cash Incentive	—	70,200	1,404,000	2,808,000	—	—	—	—	—
	Performance Units	2/22/2023	—	—	—	27,182	54,364	108,728	—	1,870,393
	RSUs	2/22/2023	—	—	—	—	—	—	54,364	1,625,484
Scott Anderson	Annual Cash Incentive	—	21,255	425,100	850,200	—	—	—	—	—
	Performance Units	3/01/2023	—	—	—	5,607	11,213	22,426	—	373,669
	RSUs	3/01/2023	—	—	—	—	—	—	11,213	335,269
Karli S. Anderson	Annual Cash Incentive	—	14,250	285,000	570,000	—	—	—	—	—
	Performance Units	2/22/2023	—	—	—	4,611	9,222	18,444	—	317,283
	RSUs	2/22/2023	—	—	—	—	—	—	9,222	275,738
Christopher B. Gaskill	Annual Cash Incentive	—	14,580	291,600	583,200	—	—	—	—	—
	Performance Units	2/22//2023	—	—	—	4,281	8,562	17,124	—	294,576
	RSUs	2/22/2023	—	—	—	—	—	—	8,562	256,004
Kekin M. Ghelani	Annual Cash Incentive	—	20,377	407,535	815,070	—	—	—	—	—
	Performance Units	2/22/2023	—	—	—	5,097	10,193	20,386	—	350,686
	RSUs	2/22/2023	—	—	—	—	—	—	10,193	304,771
Brian J. Harris (5)	Annual Cash Incentive	—	23,663	473,250	946,500	—	—	—	—	—

(1) Reflects the possible payouts of cash incentive compensation under the Non-Equity Incentive Plan. Amounts reported in the "Threshold" column assume that each NEO only earns the minimum payout for either RIR or SRAR and there is no payout for any other component of the annual cash incentive program. The actual amounts paid are described in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

(2) Reflects the performance units granted in 2023, which have a three-year performance period ending December 31, 2025, and vest based on Relative TSR and ROIC performance. Threshold assumes that 50% of the total performance units awarded vest and maximum assumes that 200% of the total performance units awarded vest.

(3) Reflects the RSUs granted in 2023.

(4) Represents the grant date fair value of the performance units and RSUs granted in 2023 with respect to the NEOs. The assumptions applied in determining the fair value of the awards are discussed in Note 13, *Stock-Based Compensation*, to our audited consolidated financial statements included in the 2023 Annual Report.

(5) For 2023, Mr. Harris' annual cash incentive was prorated based on the number of days he was employed by the Company in 2023. Pursuant to the Transition Agreement entered into between the Company and Mr. Harris, Mr. Harris did not receive any new equity awards in 2023.

Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table

Offers of Employment and Employment Arrangements

Mss. Anderson and Noonan and Messrs. Gaskill, Ghelani, and Anderson each has a signed offer of employment. The offers of employment and employment agreement provide for base salary subject to annual adjustment by the Board, an annual incentive award, participation in Company-sponsored broad-based and executive benefit plans and such other compensation as may be approved by the Board.

Pursuant to Mr. Anderson's offer letter dated February 23, 2023, his annual base salary would be $566,800, and he would be eligible to participate in the Company's Annual Cash Bonus with a target of 75% of his annual base salary and the Company's Long-Term Equity Incentive with a grant date fair value of 125% of his annual base salary. The offer letter also entitled Mr. Anderson to receive assistance with certain relocation expenses.

Mr. Harris' Transition and Consulting Agreement

On September 8, 2022, Mr. Harris informed the Company of his intention to retire from the Company. In order to provide for an orderly transition of Mr. Harris' responsibilities and duties, the Company and Mr. Harris entered into a Transition and Consulting Agreement, dated as of September 8, 2022 (the "Transition Agreement"), which was approved by the Human Capital and Compensation Committee of the Board and superseded Mr. Harris' existing employment agreement and participation notice and agreement under the Company's Senior Personnel Severance Plan (the "Severance Plan") (other than as described in the Transition Agreement).

The Transition Agreement provided that Mr. Harris would transition from the role of Executive Vice President and Chief Financial Officer on the date immediately prior to the date on which Mr. Harris' successor as Chief Financial Officer is appointed and commences services (such date, the "Transition Date"). On the Transition Date, Mr. Harris became a Senior Advisor and served in such non-executive officer position until his employment ended on the later of (x) 30 days following the Transition Date and (y) October 16, 2023 (as applicable, the "Employment Termination Date"). During the period from the Transition Date through the Employment Termination Date, Mr. Harris assisted with the transition of his finance duties, continued performing his other operational responsibilities, assisted with specified strategic goals as the Company continued to execute its Elevate Summit Strategy, and performed such other duties and rendered such other services as were reasonably requested from time to time by his successor or the Company's Chief Executive Officer (the "CEO"). In return for Mr. Harris' services from September 8, 2022 through the Employment Termination Date, he (i) continued to receive his current base salary of $631,000 per year through the Employment Termination Date; (ii) was eligible to earn an annual cash performance bonus with a target of 75% of base salary, subject to applicable performance metrics, for fiscal year 2022 and/or 2023 (or the applicable portion thereof, subject to the "Bonus Condition" described below); (iii) was not be eligible to receive new equity awards; (iv) was entitled to participate in Company employee benefit plans; and (v) had his equity awards continue to vest pursuant to their terms. Additionally, Mr. Harris remained eligible to participate in the Executive Severance Plan (the "Severance Plan") through the Employment Termination Date, after which his participation ended. If Mr. Harris' employment was terminated prior to the Employment Termination Date, (i) he would only be entitled to payments pursuant to the Severance Plan upon a "Qualifying Change in Control Termination" or "Qualifying Termination" per the terms of the Severance Plan and (ii) his existing equity awards would be treated in accordance with the retirement or forfeiture provisions of the applicable award agreements.

Further, Mr. Harris agreed that he would remain available for consultation from the Employment Termination Date through December 31, 2024 (the "Consulting Period"). During the Consulting Period, Mr. Harris will provide such consulting services as may be reasonably requested from time to time by his successor or the CEO, which services are expected to include (a) advising on and assisting with quarterly, annual close and reporting, (b) assisting with annual budgeting and forecasting, (c) assisting with transitioning his operational responsibilities, (d) advising on the Company's capital structure and financings, (e) advising on matters related to the Company's "up-C" structure, including its Tax Receivable Agreement, and (f) performing such other duties and rendering such other services as are reasonably requested from time to time by his successor or the CEO. During the Consulting Period, and provided he signs and does not revoke a release (as described below), Mr. Harris will (i) continue to be paid by the Company at the monthly equivalent of his annual base salary; (ii) receive the fiscal 2023 annual bonus (pro-rated for the portion of such year prior to the Transition Date) based on actual performance (the "Bonus Condition"); (iii) receive cash payments equal to the amount of his monthly COBRA insurance premiums through the earlier of the end of the Consulting Period or when he obtains coverage through a third-party employer; and (iv) be eligible for an annual executive physical exam under the Company's executive health program. In the event that the consulting services are terminated (A) due to Mr. Harris' death or disability, (B) by the Company without cause prior to a change in control, or (C) by the Company following a change in control, Mr. Harris (or his beneficiary or estate, as applicable) will receive any remaining payments and benefits as if such termination had not occurred. In the event that the consulting services are terminated by the Company for cause or by Mr. Harris, Mr. Harris will not receive the remaining payments and benefits (other than accrued and unpaid consulting fees).

Outstanding Equity Awards at 2023 Fiscal Year-End

A summary of the outstanding equity awards for each NEO as of December 31, 2023 is as follows in the below table.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Anne P. Noonan	3/30/2021	—	—	—	—	—	16,946(3)	651,743	—	—
	3/1/2022	—	—	—	—	—	33,265(3)	1,279,372	—	—
	3/1/2022	—	—	—	—	—	—		99,794(4)	3,838,077
	2/22/2023	—	—	—	—	—	54,364(3)	2,090,834		
	2/22/2023	—	—	—	—	—			108,728(5)	4,181,679
Scott Anderson	3/30/2021	—	—	—	—	—	2,420(3)	93,073	—	—
	3/1/2022	—	—	—	—	—	4,905(3)	188,646	—	—
	3/1/2022	—	—	—	—	—	—	—	9,810(4)	377,293
	2/22/2023	—	—	—	—	—	11,213(3)	431,252		
	2/22/2023	—	—	—	—	—	—	—	22,426(5)	862,504
Karli S. Anderson	3/30/2021	—	—	—	—	—	2,369(3)	91,112	—	—
	3/1/2022	—	—	—	—	—	4,818(3)	185,300	—	—
	3/1/2022	—	—	—	—	—	—	—	14,454(4)	555,501
	2/22/2023	—	—	—	—	—	9,222(3)	354,678		
	2/22/2023	—	—	—	—	—	—	—	18,444(5)	709,356
Christopher B. Gaskill	2/28/2017	1,536	(6)	—	—	23.89	2/28/2027	—	—	—	—
	3/30/2021	—	—	—	—	—	3,061(3)	117,726	—	—
	3/1/2022	—	—	—	—	—	5,392(3)	207,376	—	—
	3/1/2022	—	—	—	—	—	—	—	16,178(4)	622,206
	2/22/2023	—	—	—	—	—	8,562(3)	329,295		
	2/22/2023	—	—	—	—	—	—	—	17,124(5)	658,589
Kekin M. Ghelani	9/15/2022	—	—	—	—	—	29,001(3)	1,115,378	—	—
	9/15/2022	—	—	—	—	—	—	—	24,458(4)	940,655
	2/22/2023	—	—	—	—	—	10,193(3)	392,023		
	2/22/2023	—	—	—	—	—	—	—	20,386(5)	784,046
Brian J. Harris	2/28/2017	19,216	(6)	—	—	23.89	2/28/2027	—	—	—	—
	3/30/2021	—	—	—	—	—	5,595(3)	215,184	—	—
	3/1/2022	—	—	—	—	—	9,568(3)	367,985	—	—
	3/1/2022	—	—	—	—	—	—	—	21,758(5)	836,813

(1) Reflects the expiration date of the Leverage Restoration Options and stock options which is ten years from the date of grant. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Pre IPO Long-Term Incentive Awards" for a description of these equity awards.

(2) Amounts reported are based on the closing price of our Class A Common Stock on December 29, 2023 ($38.46), the last trading day of the fiscal year.

(3) Reflects RSUs which vest over three years in equal annual installments on the anniversary of the grant date.

(4) Reflects performance units which vest according to Relative TSR and ROIC performance at the end of a three-year performance period. In the table above, the number and market value of units that vest based on Relative TSR and ROIC performance reflect maximum performance, because actual performance during the performance periods that have elapsed through December 31, 2023 were above target performance. The actual numbers of shares that will be distributed with respect to the 2022 performance units are not yet determinable.

(5) Reflects performance units which vest according to Relative TSR and ROIC performance at the end of a three-year performance period. In the table above, the number and market value of units that vest based on Relative TSR and ROIC performance reflect maximum performance, because actual performance during the performance periods that have elapsed through December 31, 2023 were above target performance. The actual numbers of shares that will be distributed with respect to the 2023 performance units are not yet determinable.

(6) Reflects stock options which vested over three years in equal annual installments on the anniversary of the grant date.

2023 Option Exercises and Stock Vested

The following table provides information regarding the amounts recognized by our NEOs upon the vesting of stock awards during 2023. Our NEOs did not exercise any stock options during 2023.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Anne P. Noonan	118,778	3,665,169
Scott Anderson	8,078	238,624
Karli S. Anderson	6,979	206,160
Christopher B. Gaskill	8,451	249,643
Kekin M. Ghelani	9,667	309,344
Brian J. Harris	94,223	3,309,209

(1)   Represents time-vesting RSUs and performance units.

(2)   The value realized on vesting is based on the closing market price of our Class A common stock on the applicable vesting date.

2023 Non-Qualified Deferred Compensation

The following table provides information regarding contributions, earnings and balances for our NEOs with respect to our DCP, the only defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY(1) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE(2) ($)
Brian J. Harris	$—	—	$534,916	—	$3,349,381

(1)   Amounts in this column are not reported as compensation for fiscal 2023 in the "Summary Compensation Table" since they do not reflect above-market or preferential earnings.

(2)   Mr. Harris commenced participation in the DCP in fiscal 2016 and $305,388 was previously reported in the "Salary" column for 2022, $309,515 was previously reported in the "Salary" column for 2021, and $468,501 was previously reported in the "Non-Equity Incentive Plan Compensation" column for 2022 in the "Summary Compensation Table."

Pursuant to the DCP, an eligible participant may elect to defer up to 50% of such participant's base salary compensation (in 5% increments) and up to 100% of such participant's designated discretionary bonus award compensation and annual incentive award compensation (in 5% increments). Deferral elections are generally made by participants prior to the close of the taxable year preceding the taxable year for which the applicable compensation is earned. The DCP also permits Company-provided credits to participants' accounts, but no such credits are currently being made. Participants are permitted to make individual investment elections that will determine the rate of return on their deferral amounts under the DCP and may change their investment elections at any time. Deferrals are only deemed to be invested in the investment options selected. Participants have no ownership interest in any of the funds as investment elections are used solely to measure the amounts of investment earnings or losses that will be credited or debited to the participants' accounts on the Company's books and records. Investment funds are valued each day that the NYSE is open for trading. Participant deferrals under the DCP and the earnings thereon are always 100% vested.

The table below shows the funds in which our NEOs invested during 2023, and their rate of return from January 1, 2023 through December 31, 2023.

Name of Investment Fund	Rate of Return %
Alger Capital Appreciation Z	43.58%
American Century Real Estate R	11.43%
American Funds New World R6	16.22%
Columbia Dividend Income Y	10.60%
Fidelity Advisor International	14.27%
Janus Triton N	14.78%
Pioneer Bond K	7.05%
Undiscovered Managers Behavioral V	14.57%
Vanguard 500 Index Admiral	26.24%
Vanguard Mid Cap Index – Admin	23.14%
Vanguard Small Cap Index Admin	18.20%
Western Asset High Yield IS	12.34%

A DCP participant may elect, at the time of such participant's deferral elections, to receive benefit distributions upon (i) separation from service with the Company or (ii) following the earlier of (a) a specified date that occurs no earlier than at least three years from the end of the calendar year in which the deferred compensation is credited or (b) separation from service with the Company. Additionally, a DCP participant may elect, at the time of such participant's deferral elections, to receive benefit distributions in the form of (i) a single lump sum payment or (ii) for distributions following retirement, annual installments with an installment term of between two and 15 years. A participant may elect to change the benefit distribution date and/or form under certain circumstances specified in the DCP. In addition, in the event of certain unforeseeable emergencies, a participant may apply for immediate distribution in an amount necessary to satisfy such financial hardship and the tax liability attributable to such distribution. In the event of a participant's death or disability, the entire value of such participant's account will be distributed in a single lump sum.

Potential Payments Upon Termination or Change in Control

EXECUTIVE SEVERANCE PLAN

The Board, upon the recommendation of the Human Capital and Compensation Committee, adopted the Severance Plan in December 2017, which provides severance benefits to certain executive officers of the Company and its affiliates in the event that an eligible employee experiences a termination of employment by the Company without "cause" (and other than due to death or disability) or by the employee as a result of a "constructive termination" (as such terms are defined in the Severance Plan) (each, a "Qualifying Termination"). In the event that a Qualifying Termination occurs during the two-year period beginning on the date of a change in control (each such termination, a "Qualifying Change in Control Termination"), the Severance Plan provides enhanced severance benefits. In connection with implementing the Severance Plan, all participants in the Severance Plan waived the provisions of any applicable employment agreement that would have applied under the conditions set forth under the Severance Plan, other than any provisions in such employment agreements which were intended to survive the termination of such employment agreement.

Each participant in the Severance Plan (a "Participant") is designated as a Tier 1 Participant or Tier 2 Participant. Tier 1 Participants are limited to the Chief Executive Officer. Tier 2 Participants are limited to Executive Vice Presidents. Accordingly, Ms. Noonan is a Tier 1 Participant and Messrs. Anderson, Gaskill and Ghelani and Ms. Anderson are each Tier 2 Participants. Messr. Harris was a Tier 2 Participant.

In the event of a Qualifying Termination, Participants are provided with the following payments and benefits:

- a pro-rata payment representing the amount otherwise payable under the annual bonus program for the fiscal year in which termination of the Participant's employment occurs, based on actual performance and payable concurrently with cash bonus payments to other employees (but in all events on or about March 15 of the immediately following fiscal year) (a "Pro-Rata Bonus"), and to the extent not previously paid, the amount otherwise payable under the annual bonus program for the immediately preceding fiscal year, payable concurrently with cash bonus payments to other employees (a "Prior Year Bonus");

- a cash payment (i) for a Tier 1 Participant, of 2.5 times the Participant's annual base salary, payable over a period of 36 months, and (ii) for a Tier 2 Participant, of 2 times the Participant's annual base salary, payable over a period of 24 months; and

- a cash payment, payable monthly in accordance with the Company's payroll practices, (i) for a Tier 1 Participant, for up to 36 months, and (ii) for a Tier 2 Participant, for up to 24 months, in each case in an amount equal to the total amount of the monthly COBRA insurance premiums for participation in the health, dental, and vision benefit programs of the Company in which the Participant participated as of the date of termination (the "COBRA Benefits").

In the event of a Qualifying Change in Control Termination, Participants are provided with the following payments and benefits:

- a Pro-Rata Bonus, and, if applicable, a Prior Year Bonus;

- a cash payment of (i) for a Tier 1 Participant, 3 times the sum of the Participant's annual base salary and target annual bonus, and (ii) for a Tier 2 Participant, 2 times the sum of the Participant's annual base salary and target annual bonus, in each case of (i) and (ii), payable in a lump sum no later than the 60th day following the date of termination; and

- the COBRA Benefits.

The payments and benefits provided under the Severance Plan are subject to each Participant's execution and delivery of a release of claims and each Participant's compliance with non-competition, non-disparagement, non-solicitation and confidentiality covenants applicable pursuant to each Participant's Participation Notice and Agreement under the Severance Plan. The non-disparagement and confidentiality covenants each have an indefinite term and the non-competition and non-solicitation covenants each have a term of 24 months following the Participant's date of termination. Additionally, the Severance Plan provides that if a Participant is subject to an excise tax under Section 4999 of the Code, then the payments and benefits the Participant receives may be reduced so that the excise tax does not apply; however, such reduction will only occur if it results in the receipt of a greater after-tax severance than would otherwise be provided.

Treatment of Long-Term Incentive Awards Upon Termination or Change in Control

Each of the RSUs and performance units granted in 2023 is subject to restrictive covenants related to post-employment (i) employee, client and consultant non-solicitation and (ii) non-competition, in each case for 12 months following any termination of employment and indefinite covenants covering confidentiality and non-disparagement (participant only). Further, the equity awards and all proceeds therefrom are generally subject to the Company's Incentive Compensation Clawback Policy and any other incentive clawback policies, as in effect from time to time, to the extent the participant is a director or "officer" as defined under Rule 16a-1(f) of the Exchange Act. Additional provisions regarding the treatment of the equity awards upon a termination of employment are outlined in the table below.

Award Type	Termination or Change in Control Provisions
Stock Options[1]	• **Death or Disability**: Unvested portion will immediately vest; vested stock options remain exercisable for one year thereafter.[2]
	• **Retirement[3]**: Unvested portion will continue to vest according to the original vesting schedule; vested stock options remain exercisable for five years after the later of (i) the termination date and (ii) the date the option becomes vested and exercisable.
	• **Constructive Termination[4] / By the Company Without Cause**: Prorated portion of the number of options that would otherwise vest on the next applicable vesting date will immediately vest[5]; vested stock options remain exercisable for three months thereafter.
	• **Change in Control**: Accelerated only if (i) not continued, converted, assumed, or replaced by the Company or successor entity or (ii) employment is terminated by the Company or successor entity without cause or by the participant as a result of a "constructive termination" during the two-year period following a change in control; vested stock options remain exercisable for three months thereafter.
	• **By the Company For Cause / by Participant When Grounds for Cause Exist**: Vested and unvested portions are forfeited.

Award Type	Termination or Change in Control Provisions
RSUs	• **Death or Disability**: Unvested portion will immediately vest.
	• **Retirement**: Unvested portion will continue to vest according to the original vesting schedule (solely if such retirement occurs on or following the first anniversary of the vesting start date).
	• **By the Company Without Cause**: Unvested portions are forfeited.
	• **Change in Control**: Accelerated only if (i) not continued, converted, assumed, or replaced by the Company or successor entity or (ii) employment is terminated by the Company or successor entity without cause or by the participant as a result of a ''constructive termination'' during the two-year period following a change in control.
	• **By the Company For Cause**: Vested and unvested portions are forfeited.
Performance Units	• **Death or Disability**[6]: Prorated portion will vest at the end of the performance period, based on actual performance.
	• **Retirement**: Prorated portion will vest at the end of the performance period, based on actual performance (solely if such retirement occurs on or following the first day of the performance period).
	• **By the Company Without Cause**: Unvested portions are forfeited.
	• **Change in Control**: (i) Full vesting at target only if not continued, converted, assumed, or replaced by the Company or successor entity and (ii) pro-rata vesting at target if employment is terminated by the Company or successor entity without cause or by the participant as a result of a ''constructive termination'' during the two-year period following a change in control.
	• **By the Company For Cause**: Vested and unvested portions are forfeited.

(1)   All outstanding stock options are fully vested.

(2)   Stock options do not remain exercisable past the original expiration date. In addition, the exercisability period expires immediately upon the occurrence of a ''restrictive covenant violation'' (as defined in the award agreement).

(3)   ''Retirement'' is generally defined in the equity awards as termination of employment, other than for cause or while grounds for cause exist, and other than due to the participant's death or disability, following the date on which (i) the participant attains age 62 and (ii) the number of completed years of employment with the Company and its affiliates is at least five. For stock options and RSUs, continuation of vesting after termination of employment is subject to the non-occurrence of a ''restrictive covenant violation.''

(4)   ''Constructive termination'' is generally defined in the equity awards as (i) having the meaning set forth in any employment agreement entered into by and between the participant and the Company or an affiliate, or (ii) if no such agreement exists, any of the following, without the participant's prior written consent: (a) a material reduction in base salary or, to the extent applicable, target bonus opportunity (other than in connection with an across-the-board reduction in compensation of similarly-situated employees of, on an individual-by-individual basis, less than 10%), (b) a material diminution of authority, duties, or responsibilities, (c) a relocation of the participant's primary place of business by more than 50 miles from its then-current location, or (d) any material breach by the Company of any written agreement relating to the participant's compensation (including any equity awards). ''Constructive termination'' provisions are limited to the Chief Executive Officer and his direct reports and other Section 16 officers.

(5)   Prorated based on the number of days in the applicable year or in the performance period, as applicable, that have elapsed prior to termination of employment.

(6)   Vesting of the prorated portion at the end of the performance period is subject to the non-occurrence of a ''restrictive covenant violation,'' in the case of each applicable termination scenario.

TERMINATION BENEFITS TABLE

The following table describes the potential payments and benefits under the Company's Severance Plan and equity award agreements to which the NEOs (other than Mr. Harris, see "Narrative Disclosure to Summary Compensation Table and Grants of Plan Based Awards Table—Mr. Harris' Transition and Consulting Agreement") would have been entitled assuming an eligible termination of employment or change in control occurred on December 29, 2023, the last business day of fiscal 2023. A description of the provisions governing such payments under our agreements and any material conditions or obligations applicable to the receipt of payments are described above under "Executive Severance Plan" and "Treatment of Long-Term Incentive Awards Upon Termination or Change in Control."

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of vested plan balances under our 401(k) savings plans.

| | | | | | Acceleration of Long-Term Incentive Awards | | |
Named Executive Officer	Cash Severance Payment ($)(1)	Pro-rata Bonus ($)(2)	COBRA Benefit ($)(3)	RSUs ($)	Stock Options ($)(*)	Performance Units ($)(4)	Total ($)
Anne P. Noonan							
Qualifying Termination	2,600,000	2,421,079	53,385	1,656,964	—	—	6,731,428
Qualifying Change in Control Termination	6,110,000	2,421,079	53,385	4,021,916	—	5,965,108	18,571,488
Change in Control	—	—	—	4,021,916	—	5,965,108	9,987,024
Termination Upon Death or Disability	—	—	—	4,021,916	—	—	4,021,916
Scott Anderson							
Qualifying Termination	1,133,600	688,096	60,757	275,956	—	—	2,158,409
Qualifying Change in Control Termination	1,983,800	688,096	60,757	712,971	—	905,964	4,439,123
Change in Control	—	—	—	712,971	—	905,964	1,706,470
Termination Upon Death or Disability	—	—	—	712,971	—	—	712,971
Karli S. Anderson							
Qualifying Termination	950,000	527,601	81,027	251,657	—	—	1,810,285
Qualifying Change in Control Termination	1,567,500	527,601	81,027	631,090	—	905,964	3,713,182
Change in Control	—	—	—	631,090	—	905,964	1,537,054
Termination Upon Death or Disability	—	—	—	631,090	—	—	631,090
Christopher B. Gaskill							
Qualifying Termination	970,200	528,098	19,431	275,983	—	—	1,793,712
Qualifying Change in Control Termination	1,600,830	528,098	19,431	654,397	—	993,653	3,796,409
Change in Control	—	—	—	654,397	—	993,653	1,648,050
Termination Upon Death or Disability	—	—	—	654,397	—	—	654,397
Kekin M. Ghelani							
Qualifying Termination	1,086,760	703,525	60,757	265,440	—	—	2,116,482
Qualifying Change in Control Termination	1,901,830	703,525	60,757	1,135,608	—	862,350	4,664,070
Change in Control	—	—	—	1,135,608	—	862,350	1,997,958
Termination Upon Death or Disability	—	—	—	1,135,608	—	—	1,135,608

(*)   As of December 31, 2023, all outstanding stock options were fully vested.

(1)   In the event of a "constructive termination" or termination by the Company without "cause" (each term as defined in the Severance Plan), the cash severance payment includes the following:

- Ms. Noonan – a cash payment of 3 times her annual base salary, payable over a period of 36 months.

- Messrs. Gaskill, Ghelani, and Anderson and Ms. Anderson – a cash payment of 2 times each NEO's annual base salary, payable over a period of 24 months.

In the event of a constructive termination or termination by the Company without cause during the two-year period beginning on the date of a change in control of the Company, the cash severance payment includes the following:

- Ms. Noonan – a cash payment payable in a lump sum no later than the 60th day following the date of termination equal to 3 times the sum of her annual base salary and target annual bonus for 2023.

- Messrs. Gaskill, Ghelani, and Anderson and Ms. Anderson – a cash payment payable in a lump sum no later than the 60th day following the date of termination equal to 2 times the sum of each NEOs annual base salary and target annual bonus for 2023.

(2)   Pro-rata bonus represents the amount otherwise payable under the annual bonus program for the fiscal year in which termination of the Participant's employment occurs, based on actual performance and payable concurrently with cash bonus payments to other employees (but in all events prior to March 15 of the immediately following fiscal year).

(3)   COBRA benefit represents a cash payment in an amount equal to the total amount of the monthly COBRA insurance premiums for participation in the health, dental, and vision benefit programs of the Company in which the NEO participated as of the date of termination, payable monthly in accordance with the Company's payroll practices. The terms of these payments are the following:

- Ms. Noonan – for up to 36 months.

- Messrs. Gaskill, Ghelani, and Anderson and Ms. Anderson – for up to 24 months.

(4)   In the event of a Qualifying Change in Control Termination or a Change in Control, the amount reported assumes performance units are not continued, converted, assumed, or replaced by the Company or successor entity and therefore reflects full vesting at target. In addition, the amount reported assumes that the Compensation Committee had not yet certified the performance of the performance units with a performance period of 2021—2023, which subsequently resulted in a payout equal to 160.7% of target.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Human Capital and Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for First PEO[1] ($)	Summary Compensation Table Total for Second PEO[1] ($)	Compensation Actually Paid to First PEO[1,2,3] ($)	Compensation Actually Paid to Second PEO[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on[4]: TSR ($)	Peer Group TSR ($)	Net Income ($ Millions)	Adjusted EBITDA[5] ($ Millions)
2023	—	6,989,058	—	10,682,633	1,559,268	2,070,003	164.07	173.59	285.9	578.0
2022	—	5,138,466	—	1,084,330	1,500,850	797,066	121.11	124.69	272.1	491.5
2021	—	6,296,104	—	10,468,479	1,591,106	2,819,082	168.37	153.55	152.2	520.1
2020	8,262,897	3,977,720	4,860,551	4,092,817	2,025,478	1,527,032	84.23	103.60	138.0	482.3

(1)   Thomas W. Hill was our PEO in 2020 until September 2020. Anne P. Noonan has been our PEO since September 2020. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022	2023
Brian J.Harris	Brian J. Harris	Brian J. Harris	C. Scott Anderson
Michael J. Brady	Karli S. Anderson	Karli S. Anderson	Karli S. Anderson
Anne Lee Benedict	Christopher B. Gaskill	Christopher B. Gaskill	Christopher B. Gaskill
	Deon MacMillan	Kekin Ghelani	Kekin Ghelani
			Brian J. Harris

(2)   The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3)   Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for Anne P. Noonan ($)	Exclusion of Stock Awards for Anne P. Noonan ($)	Inclusion of Equity Values for Anne P. Noonan ($)	Compensation Actually Paid to Anne P. Noonan ($)
2023	6,989,058	(3,495,877)	7,189,452	10,682,633

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2023	1,559,268	(500,724)	1,011,459	2,070,003

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Anne P. Noonan ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Anne P. Noonan ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Anne P. Noonan ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Anne P. Noonan ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Anne P. Noonan ($)	Total - Inclusion of Equity Values for Anne P. Noonan ($)
2023	4,614,208	2,198,289	—	376,955	—	7,189,452

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2023	665,238	376,114	—	25,312	(55,205)	1,011,459

(4) The Peer Group TSR set forth in this table utilizes the S&P 500 Construction Materials Industry Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 30, 2023. The comparison assumes $100 was invested for the period starting December 28, 2019, through the end of the listed year in the Company and in the S&P 500 Construction Materials Industry Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined Adjusted EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2023. Adjusted EBITDA is a non-GAAP measure. For more information on Adjusted EBITDA, please see the ''Elements of Pay: Annual Cash Incentives'' section of the Compensation Discussion & Analysis in this proxy statement. This performance measure may not have been the most important financial performance measure in prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND TOTAL SHAREHOLDER RETURN ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, the Company's cumulative TSR, and the Peer Group TSR over the four most recently completed fiscal years.



RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND NET INCOME

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.



RELATIONSHIP BETWEEN PEO AND NON-PEO NEO COMPENSATION ACTUALLY PAID AND ADJUSTED EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Adjusted EBITDA during the four most recently completed fiscal years.



TABULAR LIST OF MOST IMPORTANT FINANCIAL AND NON-FINANCIAL PERFORMANCE MEASURES

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2023 to Company performance. The measures in this table are not ranked.

Adjusted EBITDA
ROIC
EBITDA Margin
Relative TSR
Recordable Incident Rate

Chief Executive Officer Pay Ratio

To determine our median employee pay in 2023, we chose taxable wages as our consistently applied compensation measure in order to identify our median employee as of December 31, 2023. We calculated the median employee's annual total compensation for 2023 in accordance with the requirements of the Summary Compensation Table. For 2023, the median employee's annual total compensation was $58,555 and the annual total compensation of our CEO was $6,993,815. Accordingly, for 2023, the ratio of CEO pay to median employee pay was 119:1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on such employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

OUR AUDITORS

ITEM 3
RATIFICATION OF APPOINTMENT OF KPMG LLP

Under the rules and regulations of the SEC, the NYSE and the Public Company Accounting Oversight Board (the "PCAOB"), the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. In addition, the Audit Committee considers the independence of our independent registered public accounting firm and participates in the selection of the independent registered public accounting firm's lead engagement partner. The Audit Committee has appointed, and, as a matter of good corporate governance, is requesting ratification by our stockholders of the appointment of, the registered public accounting firm of KPMG to serve as independent registered public accounting firm for the fiscal year ending December 28, 2024. KPMG has served as our independent registered public accounting firm since 2012.

The Board and the Audit Committee believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders. If stockholders do not ratify the selection of KPMG, the Audit Committee will evaluate the stockholder vote when considering the selection of a registered public accounting firm for the audit engagement for the 2024 fiscal year. In addition, even if stockholders ratify the selection of KPMG as independent registered public accounting firm, the Audit Committee may nevertheless periodically request proposals from the major registered public accounting firms and as a result of such process may select KPMG or another registered public accounting firm as our independent registered public accounting firm.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 28, 2024.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Representatives of KPMG are expected to attend the Annual Meeting and will have an opportunity to make a statement and to respond to appropriate questions from stockholders.

Consistent with SEC and PCAOB requirements regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit to the Audit Committee for approval a list of services and related fees expected to be rendered during that year within each of the following four categories of services:

- Audit services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits and discussions surrounding the proper application of financial accounting and/or reporting standards.

- Audit-Related services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

- Tax services include all services, except those services specifically related to the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; tax planning; and tax compliance and reporting.

- All Other services are those services not captured in the Audit, Audit-Related or Tax categories.

Prior to engagement, the Audit Committee pre-approves independent registered public accounting firm services within each category and the fees of each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting. All of the services in the table below were pre-approved by the Audit Committee.

(in thousands)	2023	2022
Audit Fees(1)	$3,959	$3,526
Tax Fees	—	—
Audit-Related Fees	—	—
All Other Fees	—	—
Total	**$3,959**	**$3,526**

(1) Represents the aggregate fees billed for professional services by KPMG for the audit of our financial statements, reviews of our quarterly financial statements and services associated with other SEC filings, including registration statements. Fees related to regulatory filings and comfort letters totaled $143,732 in 2023 and none in 2022.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, for preparing the financial statements, and for the reporting process. The Audit Committee members do not serve as professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Company's independent registered public accounting firm is engaged to audit and report on the conformity of the Company's financial statements to accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and with KPMG the overall scope and plans for their respective audits. The Audit Committee also met with the internal auditors and with KPMG, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In this context, the Audit Committee reviewed and discussed with management and the independent registered public accounting firm the audited financial statements for the year ended December 30, 2023 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent registered public accounting firm's evaluation of the Company's system of internal control over financial reporting. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board (the "PCAOB") Auditing Standard No. 1301, *Communications with Audit Committees.* In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 30, 2023, for filing with the Securities and Exchange Commission.

The Audit Committee

Joseph S. Cantie
Susan A. Ellerbusch
Irene Moshouris
Anne K. Wade

OUR RELATIONSHIPS

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

We have adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Legal Officer any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of an approving body that shall be composed solely of independent directors who are disinterested in the transaction. Currently, our Board has designated the members of the Audit Committee as the approving body. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

OUR STOCKHOLDERS

HOLDINGS OF MAJOR STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our Class A Common Stock (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of the Company, (2) each of our directors and NEOs and (3) all of our directors and executive officers as a group as of March 25, 2024. There were no shares of our Class B Common Stock outstanding as of March 25, 2024.

Stockholder Name	Class A Common Stock(1)	
	Number	Percent
Grupo Argos S.A.(2)	54,720,000	31.2%
The Vanguard Group, Inc.(3)	11,978,367	6.8%
BlackRock, Inc.(4)	11,365,151	6.5%
T. Rowe Price Associates, Inc.(5)	8,814,270	5.0%
Dimensional Fund Advisors LP(6)	5,458,887	3.1%
Massachusetts Financial Services Company(7)	6,650,459	3.8%
Anne P. Noonan(8)	259,394	*
Howard L. Lance(9)	143,746	*
Juan Esteban Calle	—	*
Joseph S. Cantie(10)	44,310	*
Anne M. Cooney(11)	31,704	*
Susan A. Ellerbusch(12)	31,239	*
Irene Moshouris	—	*
Tamla D. Oates-Forney(13)	11,975	*
Jorge Mario Velásquez	—	*
Anne K. Wade(14)	26,900	*
Steven H. Wunning(15)	39,013	*
Scott Anderson(16)	20,936	*
Karli S. Anderson(17)	29,733	*
Christopher B. Gaskill(18)	40,974	*
Kekin M. Ghelani(19)	17,109	*
Brian J. Harris(20)	572,333	*
All Directors and Executive Officers as a Group (20 persons)(23)	972,712	*

* Less than 1%.

(1) The percentage of beneficial ownership of Class A Common Stock is based upon 175,454,250 shares issued and outstanding as of March 25, 2024. Except as otherwise noted, (i) the information is as of March 25, 2024, and (ii) the address of each beneficial owner is c/o Summit Materials, Inc., 1801 California Street, Suite 3500, Denver, Colorado 80202. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

(2) The number of shares held was obtained from the holder's Schedule 13D filing with the SEC on January 22, 2024, which reports ownership as of January 12, 2024. The Schedule 13D filing indicates that the holder, Grupo Argos S.A. ("Grupo Argos") has shared power to vote or direct the vote of 54,720,000 shares of our Class A Common Stock and shared power to dispose or direct the disposition of 54,720,000 shares of our Class A Common Stock. The address of Grupo Argo is Carrera 43A # 1A Sur – 143, Edificio Santillana, Torre Sur, Medellín, Colombia, 050021.

(3) The number of shares held was obtained from the holder's Schedule 13G/A filing with the SEC on February 13, 2024, which reports ownership as of December 31, 2023. The Schedule 13G/A filing indicates that the holder, The Vanguard Group, Inc. ("Vanguard") has shared power to vote or direct the vote of 78,132 shares of our Class A Common Stock, sole power to dispose or direct the disposition of 11,775,788 shares of our Class A Common Stock, and shared power to dispose or direct the disposition of 202,579 shares of our Class A Common Stock. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) The number of shares held was obtained from the holder's Schedule 13G/A filing with the SEC on January 24, 2024, which reports ownership as of December 31, 2023. The Schedule 13G/A filing indicates that the holder, BlackRock, Inc. ("BlackRock") had sole power to vote or direct the vote of 10,767,681 shares of our Class A Common Stock and sole power to dispose or to direct the disposition of 11,365,151 shares of our Class A Common Stock. The address of BlackRock is 50 Hundson Yards, New York, NY 10001.

(5) The number of shares held was obtained from the Schedule 13G/A filing made by T. Rowe Price Associates, Inc. ("T. Rowe Price") with the SEC on February 14, 2024, which reports ownership as of December 31, 2023. The Schedule 13G/A indicates that T. Rowe Price has sole power to vote or direct the vote of 3,626,154 shares of our Class A Common Stock and sole power to dispose or direct the disposition of 8,814,270 shares of our Class A Common Stock. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) The number of shares held was obtained from the Schedule 13G filing made by Dimensional Fund Advisors LP ("Dimensional Fund Advisors") with the SEC on February 9, 2024, which reports ownership as of December 31, 2023. The Schedule 13G indicates that Dimensional Fund Advisors has sole power to vote or direct the vote of 5,338,964 shares of our Class A Common Stock and sole power to dispose or direct the disposition of 5,458,887 shares of our Class A Common Stock. The Schedule 13G/A states that Dimensional Fund Advisors, an investment adviser registered under Section 203 of the Investment Act, furnishes investment advice to four investment companies registered under the Investment Act, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Dimensional Funds"). In certain cases, subsidiaries of Dimensional Fund Advisors may act as an adviser or sub-adviser to certain Dimensional Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors or its subsidiaries (collectively, "Dimensional") may possess voting and/or investment power over the securities of the Issuer that are owned by the Dimensional Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Dimensional Funds. However, the Schedule 13G/A states that all securities reported in the Schedule 13G are owned by the Dimensional Funds, and Dimensional disclaims beneficial ownership of such securities. The address of Dimensional Fund Advisors is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(7) The number of shares held was obtained from the holder's Schedule 13G filing with the SEC on February 9, 2024, which reports ownership as of December 31, 2023. The Schedule 13G filing indicates that the holder, Massachusetts Financial Services Company ("Massachusetts Financial") had sole power to vote or direct the vote of 6,440,575 shares of our Class A Common Stock and sole power to dispose or to direct the disposition of 6,650,459 shares of our Class A Common Stock. The address of Massachusetts Financial is 111 Huntington Avenue, Boston, MA 02199.

(8) Includes 259,394 shares of our Class A Common Stock owned by Ms. Noonan.

(9) Includes (i) 81,611 options issued to Mr. Lance that are vested or will vest within 60 days, (ii) 16,363 shares of our Class A Common Stock held by Mr. Lance, and (iii) 45,772 shares of our Class A Common Stock held by Howard L. Lance TTEE Howard Lance Trust dated 09/01/2006.

(10) Includes (i) 39,123 shares of our Class A Common Stock owned by Mr. Cantie directly and (ii) 5,187 shares of our Class A Common Stock held by a trust for the benefit of Mr. Cantie, for which Mr. Cantie and his spouse serve as trustees.

(11) Includes (i) 17,569 restricted stock units that are vested and the reporting person has elected to defer settlement and (ii) 13,505 shares of our Class A Common Stock owned by Ms. Cooney.

(12) Includes (i) 7,853 restricted stock units that are vested and the reporting person has elected to defer settlement and (ii) 23,386 shares of our Class A Common Stock owned by Ms. Ellerbusch.

(13) Includes 11,975 shares of our Class A Common Stock owned by Ms. Oates-Forney.

(14) Includes 26,900 shares of our Class A Common Stock owned by Ms. Wade.

(15) Includes 39,013 shares of our Class A Common Stock owned by Mr. Wunning.

(16) Includes 20,936 shares of our Class A Common Stock owned by Mr. Anderson.

(17) Includes 29,733 shares of our Class A Common Stock owned by Ms. Anderson.

(18) Includes (i) 1,536 options that are vested or will vest within 60 days and (ii) 39,438 shares of our Class A Common Stock owned by Mr. Gaskill.

(19) Includes 17,109 shares of our Class A Common Stock owned by Mr. Ghelani

(20) Includes (i) 19,216 options issued to Mr. Harris that are vested or will vest within 60 days and (ii) 553,117 shares of our Class A Common Stock owned by Mr. Harris.

(21) Includes (i) 152,395 options that are vested or will vest within 60 days, (ii) 25,422 restricted stock units that are vested and the reporting person has elected to defer settlement and (iii) 794,895 shares of our Class A Common Stock.

USERS' GUIDE

Information Referenced in This Proxy Statement

The content of the websites referred to in this proxy statement are not deemed to be part of, and are not incorporated by reference into, this proxy statement.

Attending the Annual Meeting of Stockholders

WHO CAN ATTEND THE ANNUAL MEETING?

You are entitled to attend the Annual Meeting on Tuesday, May 21, 2024 only if you were a Summit Materials stockholder at the close of business on March 25, 2024, or you hold a valid proxy. You will need proof of ownership of Summit stock to enter the meeting. If your shares are in the name of your broker or bank or you received your materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage statement and a "legal proxy" from the bank, brokerage firm or other nominee that hold your shares. Everyone will be required to present a valid picture ID.

HOW CAN I ATTEND THE ANNUAL MEETING?

The 2024 Annual Meeting will be held at 8:00 a.m., Eastern Time, on Tuesday, May 21, 2024, at The Ritz-Carlton, Atlanta, The Congress Room, 181 Peachtree Street, N.E., Atlanta, Georgia 30303. No cameras, recording equipment, laptops, tablets, cellular telephones, smartphones, or other similar equipment, electronic devices, large bags, briefcases or packages will be permitted, and security measures will be in effect to provide for the safety of attendees. As always, we encourage you to vote your shares prior to the Annual Meeting.

HOW CAN I ACCESS THE ANNUAL MEETING VOTING WEBSITE?

All stockholders can visit the Annual Meeting voting website at *www.proxyvote.com*. On our Annual Meeting voting website, you can vote your proxy, access copies of our Proxy Statement and Annual Report and other information about Summit Materials and elect to view future proxy statements and annual reports online instead of receiving paper copies in the mail.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SUMMIT MATERIALS, INC.

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON TUESDAY, MAY 21, 2024

THIS NOTICE, OUR PROXY STATEMENT, AND OUR COMBINED ANNUAL REPORT AND ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2023 ARE AVAILABLE AT WWW.PROXYVOTE.COM.

Who Can Vote and How

WHO IS ENTITLED TO VOTE?

You are entitled to vote at the Annual Meeting on Tuesday, May 21, 2024 only if you were a Summit Materials stockholder of record of our Class A Common Stock (each such designation having par value $0.01 per share) at the close of business on March 25, 2024.

On March 25, 2024, we had 175,454,250 shares of Class A Common Stock outstanding and entitled to vote and no shares of Class B Common Stock outstanding and entitled to vote. Holders of shares of our Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders are entitled to vote generally (except as may be required by law).

Each share of Class A Common Stock is entitled to one vote for each director nominee and one vote for each other item to be voted on at the Annual Meeting.

A majority of the voting power of Class A Common Stock and Class B Common Stock entitled to vote, present in person or represented by proxy, constitutes a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be included in determining the presence of a quorum at the Annual Meeting.

HOW DO I VOTE?

We encourage you to vote your shares in advance of the Annual Meeting, even if you plan on attending the Annual Meeting. If you have already voted prior to the Annual Meeting, you may nevertheless change or revoke your vote at the Annual Meeting.

Vote your shares as follows. In all cases, have your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and follow the instructions.

- **Vote by Internet.** Visit *www.proxyvote.com* 24/7 to vote by internet using your computer.
- **Vote by Telephone.** Stockholders of record can call toll-free 1-800-690-6903 24/7 to vote. For beneficial stockholders, please see the voting instruction form 24/7 to vote.
- **Vote by Mail.** If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage paid envelope.
- **Vote During the Annual Meeting.** You may attend the Annual Meeting and vote during the meeting.

We encourage you to register to receive all future stockholder communications electronically, instead of in print. This means that, after you register, access to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail.

CAN I CHANGE MY VOTE?

If you own common stock of record, you may change your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Voting again by Internet or telephone prior to 11:59 p.m. Eastern Time on May 21, 2024;
- Signing another proxy card with a later date and returning it prior to the Annual Meeting; or
- Voting again during the Annual Meeting.

A stockholder owning common stock in street name may revoke or change voting instructions by contacting the bank, brokerage firm or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Annual Meeting.

WHO COUNTS THE VOTES?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and Broadridge Financial Solutions, Inc. has been appointed to act as Inspector of Election.

WHEN WILL THE VOTING RESULTS BE ANNOUNCED?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four days following the meeting.

WILL MY VOTE BE CONFIDENTIAL?

All stockholder proxies, ballots and tabulations that identify stockholders will be maintained in confidence. No such document will be available for examination, and the identity and vote of any stockholder will not be disclosed, except as necessary to meet legal requirements and to allow the inspectors of election to certify the results of the vote.

Business Taking Place at the Annual Meeting

WHICH PROPOSALS ARE BEING VOTED ON AT THE ANNUAL MEETING?

- The election of each of the eleven nominees to the Board named herein;
- The approval, on a nonbinding advisory basis, of the compensation of our NEOs, as disclosed herein; and
- The ratification of the appointment of KPMG as our independent registered public accounting firm.

WHICH PROPOSALS ARE "ROUTINE" AND WHICH ARE "NON-ROUTINE"?

The ratification of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 28, 2024 is the only routine matter to be presented at the Annual Meeting. The other two matters are non-routine and brokers will not be allowed to vote on this proposal without specific voting instructions from beneficial owners. We do not expect any additional matters will be brought before the Annual Meeting. However, if other matters are properly presented, the persons named as proxies in the proxy card or their substitutes will vote in their discretion.

HOW MANY VOTES ARE NEEDED TO APPROVE EACH PROPOSAL?

With respect to the election of directors, a nominee for director shall be elected to the Board by a plurality of the votes cast in respect of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. A plurality vote requirement means that the director nominees with the greatest number of votes cast "FOR", even if it is less than a majority, will be elected. You may vote "FOR" or "WITHHOLD" with respect to each nominee. A withhold vote in the election of directors will have the same effect as an abstention. Neither a withhold vote nor a broker non-vote will affect the outcome of the election of directors.

The affirmative vote of a majority of the voting power of common stock present in person or represented by proxy and entitled to vote on the matter is required to (i) ratify the appointment of KPMG as our independent registered public accounting firm and (ii) approve, on a nonbinding advisory basis, the compensation of our NEOs, as disclosed in this Proxy Statement. You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to these matters. For these matters, abstentions are not counted as affirmative votes but are counted as present at the Annual Meeting and entitled to vote and will have the effect of a vote "against" the matter. Broker non-votes, if any, will have no effect on the outcome of these matters.

Proxies

WHO IS SOLICITING MY PROXY?

The Board of Summit Materials is soliciting your proxy to vote at the 2024 Annual Meeting of Stockholders.

HOW CAN I REVOKE MY PROXY?

You can revoke your proxy by sending written notice of revocation to our Chief Legal Officer & Secretary at Summit Materials, Inc., 1801 California Street, Suite 3500, Denver, Colorado 80202, by May 20, 2024.

WHAT IS THE COST OF THIS PROXY SOLICITATION?

The Company will pay the costs of preparing, printing, assembling, and mailing the proxy materials used in the solicitation of proxies. Solicitation may be made by our directors, officers, and employees by mail, email, telephone, or in person. Those individuals will receive no additional compensation for solicitation activities. We have hired Georgeson LLC to assist in the solicitation of proxies, who will receive a fee of $20,000, plus reasonable out of pocket costs and expenses, for its services. Broadridge Financial Solutions, Inc. will distribute proxy materials to banks, brokers, and other nominees for forwarding to beneficial owners and will request brokerage houses and other custodians, nominees, and fiduciaries to forward soliciting material to the beneficial owners of the common stock held on the record date by such persons. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in forwarding solicitation materials.

Getting Our Proxy Statement and Annual Report

HOW CAN I ACCESS PROXY MATERIALS ONLINE?

This Proxy Statement, the accompanying proxy card, and our 2023 Annual Report are being made available to stockholders online at *www.proxyvote.com*.

Instead of mailing printed copies of these materials, we will send some of our stockholders a Notice of Internet Availability of Proxy Materials ("Notice"). If you received a Notice and would prefer to receive a paper copy of our proxy materials, follow the instructions included in the Notice to update your preferences. If you elect to receive our future proxy materials electronically, you will receive access to those materials via e-mail unless and until you elect otherwise.

WHY DID MY HOUSEHOLD RECEIVE A SINGLE SET OF PROXY MATERIALS?

SEC rules permit us to deliver a single copy of our 2023 Annual Report and Proxy Statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This practice benefits both you and Summit Materials, as it eliminates duplicate mailings and reduces our printing and mailing costs. Each stockholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by phone at 1-866-540-7095, online at *www.proxyvote.com*, or by writing to Summit Materials, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold your stock in street name, you may receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings on request. You may need to contact your broker directly if you want to discontinue duplicate mailings to your household. You can also register to receive all future stockholder communications electronically, instead of in print. This means that links to the annual report, proxy statement, and other correspondence will be delivered to you via e-mail. Holders in street name can register for electronic delivery directly with their bank, brokerage firm, or other nominee. Electronic delivery of stockholder communications helps save the Company money by reducing printing and postage costs.

Future Shareholder Proposals and Nominations

RULE 14A-8 SHAREHOLDER PROPOSAL

Under SEC rules, if you want us to include a proposal in our proxy statement for the 2025 Annual Meeting of Stockholders, we must receive your proposal, submitted in writing to our Chief Legal Officer & Secretary, at Summit Materials, Inc., 1801 California Street, Suite 3500, Denver, Colorado 80202, by December 9, 2024. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act. The submission of a shareholder proposal does not guarantee that it will be included in our proxy statement.

PROXY ACCESS NOMINATIONS AND OTHER PROPOSALS/NOMINATIONS

Under our Bylaws, a stockholder wishing to bring director nominations or other business before an annual meeting is required to provide advance written notice to the Chief Legal Officer & Secretary of Summit Materials regarding such nominations or other business and provide the information and satisfy the other requirements set forth in the Bylaws. To be timely, a stockholder who intends to present nominations or a proposal at the 2025 Annual Meeting other than pursuant to Rule 14a-8 must provide the information set forth in the Bylaws no earlier than January 21, 2025 and no later than February 20, 2025. However, if we hold the 2025 Annual Meeting more than 30 days before, or more than 70 days after, the anniversary of the 2024 Annual Meeting date, then the information must be received no earlier than the 120th day prior to the 2025 Annual Meeting date, and not later than the close of business on the later of the 90th day prior to the 2025 Annual Meeting date or the tenth day after public announcement of the 2025 Annual Meeting date. These advance notice provisions do not apply if the stockholder only seeks to include such matters in the proxy statement pursuant to Rule 14a-8.

If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 under the Securities Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We also reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

RECONCILIATION OF NON-GAAP MEASURES TO GAAP

The following table reconciles our net income to Adjusted EBITDA for the year ended December 30, 2023.

	Year ended December 30, 2023
Reconciliation of Net Income to Adjusted EBITDA	
($ in thousands)	
Net income	$ 289,626
Interest expense	114,155
Income tax expense	104,838
Depreciation, depletion and amortization	214,418
EBITDA	$ 723,037
Accretion	3,132
Loss on debt financings	493
Tax receivable agreement benefit	(162,182)
Gain on sale of businesses	(14,966)
Non-cash compensation	20,326
Argos USA acquisition and integration costs	25,591
Other	(17,421)
Adjusted EBITDA	$ 578,010
Adjusted EBITDA Margin[1]	23.7%

(1)   Adjusted EBTIDA Margin is defined as Adjusted EBITDA as a percentage of net revenue.

The following table reconciles net cash provided by operating activities to free cash flow for year ended December 30, 2023.

	Year ended December 30, 2023
($ in thousands)	
Net income	$ 289,626
Non-cash items	302,502
Net income adjusted for non-cash items	592,128
Change in working capital accounts	(153,268)
Net cash provided by operating activities	438,860
Capital expenditures, net of asset sales	(241,195)
Free cash flow	$ 197,665

The following table reconciles operating income to adjusted cash gross profit for year ended December 30, 2023.

($ in thousands)	Year ended December 30, 2023
Operating income	$310,630
General and administrative expenses	210,357
Depreciation, depletion, amortization and accretion	217,550
Transaction and integration costs	26,813
Gain on sale of property, plant and equipment	(8,290)
Adjusted Cash Gross Profit (exclusive of items shown separately)	$757,060

The table below reconciles our Adjusted EBITDA to Further Adjusted EBITDA and our calculation of Net Debt to arrive at our Net Leverage Ratio for the year ended December 30, 2023.

($ in thousands)	Year ended December 30, 2023
Adjusted EBITDA	$ 578,010
Non-Argos USA Acquisition transaction expenses	1,222
EBITDA for certain acquisitions / divestitures(1)	2,345
Further Adjusted EBITDA(2)	581,577
Long-term debt, including current portion	2,304,464
Acquisition related liabilities	35,028
Finance leases and other	18,377
Less: Cash and cash equivalents	(1,155,669)
Net Debt	1,202,200
Net Leverage Ratio(3)	2.1x

(1)   Under the terms of our credit facilities, we include EBITDA from our acquisitions, net of dispositions, in each fiscal year for periods prior to acquisition.

(2)   Further Adjusted EBITDA is defined as Adjusted EBITDA plus transaction costs and the EBITDA contribution of certain recent acquisitions.

(3)   Net Leverage Ratio is defined as Net Debt divided by Further Adjusted EBITDA.

SUMMIT MATERIALS

2023 / FORM 10-K



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file numbers:
001-36873 (Summit Materials, Inc.)
333-187556 (Summit Materials, LLC)

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC
(exact name of registrants as specified in their charters)

Delaware (Summit Materials, Inc.)	**47-1984212**
Delaware (Summit Materials, LLC)	**26-4138486**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1801 California Street, Suite 3500	**80202**
Denver, Colorado	**(Zip Code)**
(Address of principal executive offices)	

Registrants' telephone number, including area code: (303) 893-0012

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock (par value $.01 per share)	SUM	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Summit Materials, Inc.   Yes ☒ No ☐   Summit Materials, LLC   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Summit Materials, Inc.   Yes ☐ No ☒   Summit Materials, LLC   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Summit Materials, Inc.   Yes ☒ No ☐   Summit Materials, LLC   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Summit Materials, Inc.   Yes ☒ No ☐   Summit Materials, LLC   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Summit Materials, Inc.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

Summit Materials, LLC

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Summit Materials, Inc.   Yes ☒ No ☐   Summit Materials, LLC   Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Summit Materials, Inc.   Yes ☐ No ☒   Summit Materials, LLC   Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Summit Materials, Inc. voting stock held by non-affiliates of the Registrants as of July 1, 2023 was approximately $4.5 billion.

As of February 12, 2024 the number of shares of Summit Materials, Inc.'s outstanding Class A and Class B common stock, par value $0.01 per share for each class, was 174,267,964 and 99, respectively.

As of February 12, 2024, 100% of Summit Materials, LLC's outstanding limited liability company interests were held by Summit Materials Intermediate Holdings, LLC, its sole member and an indirect subsidiary of Summit Materials, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from Summit Materials, Inc.'s definitive proxy statement relating to its 2024 annual meeting of stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of Summit Materials, Inc.'s most recent fiscal year.

EXPLANATORY NOTE

This annual report on Form 10-K (this "report") is a combined annual report being filed separately by two registrants: Summit Materials, Inc. and Summit Materials, LLC. Each registrant hereto is filing on its own behalf all of the information contained in this report that relates to such registrant. Each registrant hereto is not filing any information that does not relate to such registrant, and therefore makes no representation as to any such information. We believe that combining the annual reports on Form 10-K of Summit Materials, Inc. and Summit Materials, LLC into this single report eliminates duplicative and potentially confusing disclosure and provides a more streamlined presentation since a substantial amount of the disclosure applies to both registrants.

Unless stated otherwise or the context requires otherwise, references to "Summit Inc." mean Summit Materials, Inc., a Delaware corporation, and references to "Summit LLC" mean Summit Materials, LLC, a Delaware limited liability company. The references to Summit Inc. and Summit LLC are used in cases where it is important to distinguish between them. We use the terms "we," "our," "Summit Materials" or "the Company" to refer to Summit Inc. and Summit LLC together with their respective subsidiaries, unless otherwise noted or the context otherwise requires.

Summit Inc. was formed on September 23, 2014 to be a holding company. As of December 30, 2023, its sole material asset was a 99.4% economic interest in Summit Materials Holdings L.P. ("Summit Holdings"). Summit Inc. has 100% of the voting rights of Summit Holdings, which is the indirect parent of Summit LLC. Summit LLC is a co-issuer of our outstanding 6 1/2% senior notes due 2027 ("2027 Notes"), our 5 1/4% senior notes due 2029 ("2029 Notes") and our 7 1/4% senior notes due 2031 ("2031 Notes" collectively with the 2027 Notes, 2029 Notes and 2031 Notes, the "Senior Notes"). Summit Inc.'s only revenue for the year ended December 30, 2023 was that generated by Summit LLC and its consolidated subsidiaries. Summit Inc. controls all of the business and affairs of Summit Holdings and, in turn, Summit LLC.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "trends," "plans," "estimates," "projects" or "anticipates" or similar expressions that concern our strategy, plans, expectations or intentions. All statements made relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, it is very difficult to predict the effect of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results.

Some of the important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this report. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

CERTAIN DEFINITIONS

As used in this report, unless otherwise noted or the context otherwise requires:

- "Argos USA" refers Argos North America Corp., a Delaware corporation;

- "EBITDA" refers to net income (loss) before interest expense, income tax expense (benefit), depreciation, depletion and amortization expense;

- "Finance Corp." refers to Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC and the co-issuer of the Senior Notes;

- "Issuers" refers to Summit LLC and Finance Corp. as co-issuers of the Senior Notes;

- "LP Units" refers to the Class A limited partnership units of Summit Holdings;

- "Mainland" refers to Mainland Construction Materials ULC, which is the surviving entity from the acquisition of Rock Head Holdings Ltd., B.I.M. Holdings Ltd., Carlson Ventures Ltd., Mainland Sand and Gravel Ltd. and Jamieson Quarries Ltd.; and

- "TRA" refers to a tax receivable agreement between Summit Inc. and holders of LP Units.

Corporate Structure

The following chart summarizes our organizational structure, equity ownership and our principal indebtedness as of December 30, 2023. This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities. We ultimately expect to simplify our overall corporate structure and financial reporting by eliminating our so-called "Up-C" structure after which time all equity holders will holder their equity interests in our business at the Summit Inc. parent entity. See Item 1A. "Risk Factors—Organizational Structure Risks—Risks Related to Our Industry and Our Business—We may not obtain the expected benefits of streamlining our corporate structure, and the costs and detriments may exceed any benefits actually obtained."



Pre-IPO Investors and Management
Summit Materials, Inc. (1)
General Partner
100% of voting power in Summit Holdings
99.4% of outstanding LP Units
Limited Partners
No voting rights in Summit Holdings (2)
0.6% of outstanding LP Units
Summit Holdings
100%
Summit Materials Holdings, LLC
100%
Summit Materials Intermediate Holdings, LLC (3)
100%
$300.0 million 2027 Notes
$700.0 million 2029 Notes
$800.0 million 2031 Notes
$395.0 million revolving credit facility
$504.5 million term loan facility
Summit Materials, LLC (1)
100%
Guarantor Subsidiaries
100%
100%
$300.0 million 2027 Notes
$700.0 million 2029 Notes
$800.0 million 2031 Notes
Summit Materials Finance Corp. (4)
Non-Guarantor Subsidiaries

(1) U.S. Securities and Exchange Commission ("SEC") registrant.

(2) The shares of Class B Common Stock are currently held by pre-initial public offering investors, including certain members of management or their family trusts that directly hold LP Units. A holder of Class B Common Stock is entitled, without regard to the number of shares of Class B Common Stock held by such holder, to a number of votes that is equal to the aggregate number of LP Units held by such holder.

(3) Guarantor under the senior secured credit facilities, but not the Senior Notes.

(4) Summit LLC and Finance Corp are the issuers of the Senior Notes and Summit LLC is the borrower under our senior secured credit facilities. Finance Corp. was formed solely for the purpose of serving as co-issuer or guarantor of certain indebtedness, including the Senior Notes. Finance Corp. does not and will not have operations of any kind and does not and will not have revenue or assets other than as may be incidental to its activities as a co-issuer or guarantor of certain indebtedness.

ITEM 1.   BUSINESS.

Overview

Summit's vision is to be the most socially responsible, integrated construction materials solution provider, collaborating with stakeholders to deliver differentiated innovations and solve our customers' challenges. Within our markets, we strive to be a market leader by offering customers a single-source provider for construction materials and related vertically integrated downstream products. Our materials include aggregates, which we supply across the United States, and in British Columbia, Canada, and cement, which we supply to surrounding states along the Mississippi River from Minnesota to Louisiana. In addition to supplying aggregates to customers, we use a portion of our materials internally to produce ready-mix concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertically integrated business model creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

In January 2024, Summit completed a merger with Argos North America Corporation ("Argos USA"), Cementos Argos S.A., Argos SEM LLC and Valle Cement Investments, Inc., pursuant to which Summit acquired all of the outstanding equity interests (the "Transaction") of Argos USA from the Argos SEM LLC and Valle Cement Investments, Inc. in exchange for $1.2 billion of cash, the issuance of 54,720,000 shares of our Class A common stock and one preferred share in a transaction valued at approximately $3.2 billion. The cash consideration was funded from the net proceeds of an $800 million offering of Senior Notes due 2031 and new term loan borrowings under our current credit facility. The purchase price is subject to customary adjustments, with any upward or downward adjustments made against the cash consideration. The Transaction Agreement, dated as of September 7, 2023 (the "Transaction Agreement") relating to the Transaction contains customary representations and warranties, covenants and agreements, including entry into a stockholder agreement.

The Argos USA assets include four integrated cement plants, two grinding facilities, 140 ready-mix concrete plants, eight ports and 10 inland terminals across the East and Gulf Coast regions, with a total installed cement grinding capacity of 9.6 million tons per annum and a total import capacity of 5.4 million tons of cement per annum. The import facilities allow the importing of cement from other countries, including a minimum quantity from a cement plant in Cartagena, Colombia, owned by Cementos Argos S.A., as stipulated under a cement supply agreement entered into upon closing the Transaction. The Argos USA assets also include 1.2 billion tons of reserves and resources in four quarries.

For the year ended December 31, 2023, Argos USA sold approximately 6.7 million tons of cement and 5.2 million yards of ready-mix concrete, recognizing approximately $1.7 billion of revenue.

We are a major participant in the U.S. construction materials industry. Including the operations of Argos USA acquired in January 2024, we believe our sales volumes put us in the top 6 of aggregates suppliers, the top 4 of cement producers and we are a major producer of ready-mix concrete and asphalt paving mix. Summit's aggregates reserves and resources were 5.5 billion tons as of December 30, 2023. In the year ended December 30, 2023, Summit sold 58.4 million tons of aggregates, 2.4 million tons of cement, 4.9 million cubic yards of ready-mix concrete and 3.7 million tons of asphalt paving mix across our nearly 400 sites and plants.

The U.S. private construction market and public infrastructure spending has been a steady contributor to overall construction market growth. We are well positioned to expand our business by capitalizing on growth in the construction market, but economic conditions could challenge our industry growth and, as a result, our growth plans.

Our revenue in 2023 was $2.6 billion with net income attributable to Summit Inc. of $285.9 million. As of December 30, 2023, our total indebtedness outstanding was approximately $2.3 billion.

We anticipate demand to vary by end market. Public infrastructure, which includes spending by federal, state and local governments for roads, highways, bridges, airports and other public infrastructure projects, has been a relatively stable portion of government budgets providing consistent demand to our industry and is projected by the Portland Cement Association ("PCA") to grow approximately 4% in the U.S. from 2024 to 2028. By fiscal year 2026, The Infrastructure Investment and Jobs Act (the "IIJA") will provide $44.5 billion in formula funding to Texas, Utah, Missouri and Kansas, our top four states by revenue in 2023. Further, the IIJA will provide $66.9 billion in formula funding to Florida, Georgia, Texas and North Carolina, the top four states by revenue for Argos USA the year ended December 31, 2023. We believe states will continue to institute state and local level funding initiatives dedicated towards increased infrastructure spending. Historically, infrastructure spending has varied by geography depending on several factors including population growth, underlying economic conditions, and fiscal health of individual states. Economic conditions in our markets do vary by state, and public infrastructure funding is expected to differ as a result. The public infrastructure market represented approximately 38% of our revenue in 2023.

The private construction market includes residential and nonresidential new construction and the repair and replace market. According to the PCA, the number of total housing starts in the United States, a leading indicator for our residential business, is expected to increase 25% from 2024 to 2028 and residential construction spending will increase 19% from 2024 to 2028. Unlike the expected increases in residential construction, the PCA projects that spending in private nonresidential construction will decline 9% from 2024 to 2028. Residential activity in our key markets will continue to be a driver for volumes in future periods. Growth in private construction spending is influenced by changes in population, employment and general economic activity, among other factors which vary by geography across the United States. The private construction market represented approximately 62% of our revenue in 2023.

We expect continued improvement in pricing, especially in our materials businesses. The United States Geological Survey ("USGS") reports that aggregates pricing has increased in 70 of the last 75 years. Accordingly, we believe that this trend will continue in the future. The PCA estimates that cement consumption will increase approximately 10% in the U.S. from 2024 to 2028, reflecting rising demand in the major end markets. We believe that the increased demand will support higher cement pricing as production capacity in the United States remains tight and the cost of imported cement remains high.

We have supplemented organic growth with acquisitions by strategically targeting attractive, new markets and expanding in existing markets. We consider population trends, employment rates, private and public construction outlook, public funding and various other factors prior to entering a new market. In addition to considering macroeconomic data, we seek to establish, and generally believe that we have, a top three position in our local markets, which we believe supports improving profit margins and sustainable organic growth. This positioning provides local economies of scale and synergies, which benefits our profitability.

Significant opportunities remain for growth through acquisitions. We estimate that approximately 65% of the U.S. construction materials market is privately owned. Our management team maintains contact with hundreds of private companies. These long-standing relationships have been the primary source for our past acquisitions and will continue to be an important source for future acquisitions. We believe we offer a compelling value proposition for private company sellers, including secure ongoing stewardship of their legacy businesses and brands.

We also seek greenfield development opportunities, particularly in our current geographies where there are limited additional acquisition opportunities at reasonable values. While greenfield development opportunities generally take longer to reach positive cash flows, the return on investment can equal or exceed those of business acquisitions.

In March 2021, we launched our Elevate Summit strategy, which at that time included an initiative to divest 10 to 12 business units which did not meet certain criteria. Since that time, we have divested 13 businesses, including two businesses in 2023 that resulted in net proceeds of $65.6 million, and cumulatively the 13 divested businesses generated $567.0 million in net proceeds. We plan to continue our efforts to optimize our portfolio, which could include future divestitures.

Our Business Segments

As of December 30, 2023, we operate in 21 U.S. states and in British Columbia, Canada and have assets in 21 U.S. states and in British Columbia, Canada through our platforms that make up our operating segments: West, East and Cement. In addition, the Argos USA operations acquired subsequent to year end added operations in 18 states and assets in five states. The platform businesses in the West, East and Cement segments have their own management teams that are responsible for overseeing local operations, implementing commercial and operational best practices, developing growth opportunities and integrating acquired businesses. We seek to enhance value through increased scale, efficiencies and cost savings within local markets.

- **West Segment:** Our West segment is comprised of our West and South regions, and includes operations in Texas, Utah, Arizona, Colorado, Idaho, Wyoming, Oklahoma, Arkansas and British Columbia, Canada. We supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services in the West segment. As of December 30, 2023, the West segment controlled approximately 1.7 billion tons of aggregates reserves and resources and $871.5 million of net property, plant and equipment and inventories ("hard assets"). During the year ended December 30, 2023, approximately 61% of our revenue was generated in the West segment.

- **East Segment:** Our East segment is comprised of our East and Central regions, and serves markets extending across the Midwestern and Eastern United States, most notably in Kansas, Missouri, Virginia, Florida, North Carolina, South Carolina, Georgia and Nebraska where we supply aggregates, ready-mix concrete, asphalt paving mix and paving and related services. As of December 30, 2023, the East segment controlled approximately 3.3 billion tons of aggregates reserves and resources and $695.1 million of hard assets. During the year ended December 30, 2023, approximately 25% of our revenue was generated in the East segment. The Argos USA operations acquired subsequent to year end serves markets extending across the Southeast United States, notably in Florida, Georgia, South Carolina, North Carolina, Alabama, as well as the Mid-Atlantic United States in Maryland and Virginia.

- **Cement Segment:** Our Cement segment consists of our Hannibal, Missouri and Davenport, Iowa cement plants and nine distribution terminals along the Mississippi River from Minnesota to Louisiana. Our highly efficient plants, which have converted all production to lower carbon Portland Limestone Cement, are complemented by our integrated distribution system that spans the Mississippi River. We process solid and liquid waste into fuel for the plants, which can reduce the plants' fuel costs by up to 50%. The Hannibal, Missouri plant is one of very few cement facilities in the United States that can process both hazardous and non-hazardous solid and liquid waste into fuel. As of December 30, 2023, the Cement segment controlled approximately 0.5 billion tons of aggregates reserves and resources, which serve its cement business, and $615.8 million of hard assets. During the year ended December 30, 2023, approximately 15% of our revenue was generated in the Cement segment. The Argos USA operations acquired subsequent to year end includes four cement plants located in Harleyville, South Carolina; Roberta, Alabama; Newberry, Florida; and Martinsburg, West Virginia and two grinding facilities in Atlanta, Georgia and Tampa, Florida.

Our End Markets

Public Infrastructure. Public infrastructure construction includes spending by federal, state and local governments for highways, bridges, airports, schools, public buildings and other public infrastructure projects. Public infrastructure spending has historically been more stable than private sector construction. Historically, public infrastructure spending has been less sensitive to interest rate changes and economic cycles and often is supported by multi-year federal and state legislation and programs. A significant portion of our revenue is derived from public infrastructure projects. As a result, the supply of federal and state funding for public infrastructure highway construction significantly affects our public infrastructure end-use business.

Federal infrastructure funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long-term highway construction and maintenance needs. The IIJA was signed into law on November 15, 2021. The IIJA legislation provides $1.2 trillion in funding over five years from 2022 through 2026, which includes $347.8 billion for highways, and $91.2 billion for transit.

Residential Construction. Residential construction includes single family homes and multi-family units such as apartments and condominiums. Demand for residential construction is influenced primarily by employment prospects, new household formation and mortgage interest rates. In recent years, we have observed migration trends towards rural and exurban U.S. markets, notably in our Texas and Utah markets. In 2023, primarily due to higher interest rates and, by extension, affordability challenges, the residential construction market slowed. We expect the demand for residential construction to continue to be influenced by mortgage rates in 2024.

Nonresidential Construction. Nonresidential construction encompasses all privately financed construction other than residential structures. Demand for nonresidential construction is customarily driven primarily by population and economic growth, and activity tends to follow residential activity by 12-24 months. Population growth generally spurs demand for stores, shopping centers and restaurants. Economic growth typically creates demand for projects such as hotels, office buildings, warehouses and factories, although growth rates vary across the U.S. The supply of nonresidential construction projects is also affected by other variables, including interest rates and the availability of credit to finance these projects.

Our Competitive Strengths

Leading market positions. We seek to obtain a top two leadership position in our local market areas. Including the operations of Argos USA acquired in January 2024, we believe we are a top 6 supplier of aggregates, a top 4 producer of cement and a major producer of ready-mix concrete and asphalt paving mix in the United States by volume. We generally focus on acquiring aggregate-based companies that have leading local market positions, which we seek to enhance by building scale through additional bolt-on acquisitions. The construction materials industry is highly local in nature due to transportation costs from the high weight-to-value ratio of the products. Given this dynamic, achieving local market scale provides a competitive advantage that drives growth and profitability for our business. Our ability to prudently acquire, rapidly integrate and improve multiple businesses has enabled, and will continue to enable, our market leadership.

Vertically-integrated business model. We generate revenue across a spectrum of related products and services. In 2023, approximately 17% of the aggregates used in our products and services were internally supplied. When and where it's advantageous, we employ a vertically-integrated business model operating as a single source provider of materials and paving and related services. This approach creates cost, convenience and reliability advantages for our customers, while at the same time creating significant cross-marketing opportunities among our interrelated businesses. We believe this creates opportunities to increase aggregates volumes, optimize margin at each stage of the value chain, foster more stable demand for aggregates through a captive demand outlet, create a competitive advantage through the efficiency gains, convenience and reliability provided to customers and enhance our acquisition strategy by providing a greater population of target companies.

Attractive diversity, scale and product portfolio. We operate in dozens of metropolitan statistical areas across 21 U.S. states and in British Columbia, Canada. In the year ended December 30, 2023, 53% of our operating income increase came from the West segment, 21% from East segment and 26% from the Cement segment, excluding corporate charges. As of December 30, 2023, we had 3.9 billion tons of proven and probable mineral reserves and 1.4 billion tons of measured and indicated mineral resources. We estimate that the useful life of our reserves serving our aggregates and cement businesses are approximately 55 years and 170 years, respectively, based on the average production rates in 2023 and 2022. The Argos USA operations acquired subsequent to year end were located in an additional 18 states and added 0.7 billion tons of proven and probable mineral reserves and 0.5 billion tons of measured and indicated mineral resources.

Our dry process cement plants in Hannibal, Missouri and Davenport, Iowa were commissioned in 2008 and 1981, respectively. These low-cost cement plants have efficient manufacturing capabilities and are strategically located on the Mississippi River and complemented by an extensive network of river and rail fed distribution terminals. Our terminal network can accept imported cement to supplement our internal production capacity as demand and market conditions dictate. Due to the location of our Hannibal and Davenport plants on the Mississippi River, in 2023, we shipped approximately 70-80% of our cement by barge, which is more cost-effective than truck or rail transport.

The Argos USA operations acquired subsequent to year end have four cement plants in Harleyville, South Carolina; Roberta, Alabama; Newberry, Florida; and Martinsburg, West Virginia and two grinding facilities in Atlanta, Georgia and Tampa, Florida. The total clinker capacity at the plants is 5.2 million tons per annum. Each of the plants and grinding facilities is located near multiple transportation access points, and have rail access at each of the cement plants and grinding facilities. The integrated network affords a level of resiliency in dealing with planned and unplanned plant maintenance and shutdowns. Their terminal network can accept imported cement to supplement our internal production capacity as demand and market conditions dictate.

Proven ability to incorporate new acquisitions and grow businesses. Since our inception, we have acquired dozens of businesses, successfully integrating them into three segments through the implementation of operational improvements, industry-proven information technology systems, comprehensive safety and management programs. A typical acquisition and subsequent integration generally involve implementing common safety and financial back office systems, driving best practices in pricing and productivity. In addition, we seek to leverage scale while maintaining local branding and management decision-making and providing management support, strategic direction and financial capital for investment.

Experienced and proven leadership driving organic growth, acquisition and optimization strategy. Our management team, including corporate and regional managers, corporate development, finance and legal executives and other heavy side industry operators, has extensive experience in the industry. Our management team has successfully enhanced the operations of acquired companies, focusing on scale advantages, cost efficiencies and price optimization to improve profitability and cash flow. Our management team has undertaken an optimization process whereby we are disposing of certain assets and businesses that are not core to our business, helping our management teams narrow their focus to the highest returning components of our business and serve our broader goal of increasing our return on invested capital.

Our Business Strategy

Our materials-led business model creates a distinct competitive advantage to support our growth ambitions. We continue to execute on our Elevate Summit Strategy, which has four key themes:

Market Leadership. We expect to create sustainable advantages in suburban and exurban communities that enhance total shareholder value. Our vertical integration of construction materials, products and services is a significant competitive advantage and being materials focused and improving the quality, and sustainability of our earnings will drive share growth in existing markets and enable entry into new markets. A significant portion of materials used to produce our products and provide services to our customers is internally supplied, which enables us to operate as a single source provider of materials, products and paving and related services. This creates cost, convenience and reliability advantages for our customers and enables us to capture additional value throughout the supply chain, while at the same time creating significant cross-marketing opportunities among our interrelated businesses.

Asset Light Approach. We seek to maximize aggregates pull through in order to improve capital efficiency and reduce volatility. Our growth has been a result of the successful execution of our materials-led acquisition strategy and implementation of best practices to drive organic growth. We believe we have opportunity for further growth through strategic acquisitions in markets adjacent to our existing markets within the states where we currently operate, as well as in additional states as market and competitive conditions permit. We also believe we can enhance our return on investment by partnering with our customers in asset light partnerships by retaining aggregate supply agreements where possible.

Social Responsibility. We strive to build differentiated, heavy materials solutions to enhance returns and maximize social impact. As our customers focus on their own social responsibility goals, we plan to provide innovative solutions to meet those goals. We view social responsibility, which includes human capital, land use, water and addressing carbon emissions impacts, as a strategic imperative essential to serving the needs of our employees, customers, and communities where we operate. We publish an annual sustainability report aligned with the Sustainability Accounting Standards Board Construction Materials Standard. Our sustainability report describes our safety performance as well as water usage, waste production, and carbon emissions impacts. We seek to proactively address those impacts to align our business activities with the interests of our external stakeholders.

Innovation Focus. We seek to make investments to address tomorrow's customer challenges with new products and solutions. We seek to enhance margins through proven profit optimization plans, managed working capital and achieved scale-driven purchasing synergies and fixed overhead control and reduction. Our management team, supported by our operations, development, risk management, information technology and finance teams, drive the implementation of detailed and thorough profit optimization plans for each acquisition post close. These integration and improvement plans typically include, among other things, implementation of a common pricing strategy, safety and financial systems, systematic commercial strategies, operational benefits, efficiency improvement plans and business-wide cost reduction techniques. In addition, through our portfolio optimization program, we are also evaluating and executing on divestitures of certain assets and businesses that are not core to our business or have underperformed our investment expectations.

Our Industry

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mix concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to publicly traded multinational corporations that offer a wide array of construction materials and services. The industry is shaped in part by the distance materials can be transported efficiently, resulting in primarily local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. Accordingly, our profitability is generally dependent on the level of demand for our materials and products and our ability to control operating costs.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending primarily uses funds from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long-term highway construction and maintenance needs. The IIJA passed in November 2021 provides $1.2 trillion in funding over five years from 2022 through 2026, which includes $347.8 billion for highways, and $91.2 billion for transit.

In addition to federal funding, state, county and local agencies provide highway construction and maintenance funding. Our four largest states by revenue, Texas, Utah, Missouri and Kansas, represented approximately 26%, 14%, 10% and 8%, respectively, of our total revenue in 2023. Further, the four largest states by revenue in 2023 for the Argos USA operations acquired subsequent to year end were Florida, Georgia, Texas and North Carolina.

Our Industry and Operations

We do not believe that increases in our prices of materials or products are likely to affect the decision to undertake a construction project since these costs usually represent a small portion of total construction costs.

We operate our construction materials, products and paving and related services businesses through local management teams, which work closely with our customers to deliver the materials, products and services that meet each customer's specific needs for a project. We believe that this strong local branding presence gives us a competitive advantage by allowing us to obtain a unique understanding of the evolving needs of our customers.

We have operations in 21 U.S. states and in British Columbia, Canada. The Argos USA operations acquired subsequent to year end were located in an additional 18 states. Our business in each region is vertically-integrated. We supply aggregates internally for the production of cement, ready-mix concrete and asphalt paving mix and a significant portion of our asphalt paving mix is used internally by our paving and related services businesses. In the year ended December 30, 2023, approximately 83% of our aggregates production was sold directly to outside customers with the remaining amount being further processed by us and sold as a downstream product. In addition, we operate a municipal waste landfill in our East segment and have construction and demolition debris landfills in our West and East segments.

Approximately 65% of our asphalt paving mix was installed by our paving and related services businesses in the year ended December 30, 2023. We charge a market price and competitive margin at each stage of the production process in order to optimize profitability across our operations. Our production value chain is illustrated as follows:



Aggregates

Aggregates are key material components used in the production of cement, ready-mix concrete and asphalt paving mixes for the public infrastructure, residential and nonresidential end markets and are also widely used for various applications and products, such as road and building foundations, railroad ballast, erosion control, filtration, roofing granules and in solutions for snow and ice control. Generally extracted from the earth using surface or underground mining methods, aggregates are produced from natural deposits of various materials such as limestone, sand and gravel, granite and trap rock. Aggregates are produced mainly from blasting hard rock from quarries and then crushing and screening it to various sizes to meet our customers' needs. The production of aggregates also involves the extraction of sand and gravel, which requires less crushing, but still requires screening for different sizes. Aggregate production utilizes capital intensive heavy equipment which includes the use of loaders, large haul trucks, crushers, screens and other heavy equipment at quarries and sand and gravel pits. Once extracted, processed and/or crushed and graded on-site into crushed stone, concrete and masonry sand, specialized sand, pulverized lime or agricultural lime, they are supplied directly to their end use or incorporated for further processing into construction materials and products, such as cement, ready-mix concrete and asphalt paving mix. The minerals are processed to meet customer specifications or to meet industry standard sizes. Crushed stone is used primarily in ready-mix concrete, asphalt paving mix, and the construction of road base for highways.

As of December 30, 2023, we mine limestone, gravel, and other natural resources from 128 crushed stone quarries and 109 sand and gravel deposits throughout the United States and in British Columbia, Canada. Our extensive network of quarries, plants and facilities, located throughout the regions in which we operate, enables us to have a nearby operation to meet the needs of customers in each of our markets. As of December 30, 2023, we had approximately 5.5 billion tons of reserves and resources of recoverable stone, and sand and gravel of suitable quality for economic extraction. Our estimate is based on drilling and studies by geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of extraction and permit or other restrictions. Reported proven and probable reserves include only quantities that are owned or under lease, and for which all required zoning and permitting have been obtained. Of the 5.5 billion tons of aggregates reserves and resources, 2.4 billion, or 44%, are located on owned land and 3.1 billion are located on leased land.

As of December 31, 2023, the Argos USA operations acquired subsequent to year end include mine limestone from four crushed stone quarries in Harleyville, South Carolina, Newberry, Florida, Roberta, Alabama and Martinsburg, West Virginia. These quarries are located throughout the regions in which Argos USA operates, and provide a nearby operation to meet the needs of customers in each of those markets. As of December 31, 2023, Argos USA had approximately 1.2 billion tons of reserves and resources of recoverable stone of suitable quality for economic extraction. The estimate is based on drilling and studies by geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of extraction and permit or other restrictions. Reported proven and probable reserves include only quantities that are owned, and for which all required zoning and permitting have been obtained. All of the Argos USA reserves and resources acquired in January 2024 are located on owned land.

Transportation costs are a major variable in determining the marketing radius for our products. The cost of transporting aggregate products from the plant to the market often equates to or exceeds the sale price of the product at the plant. As a result of the high transportation costs and the large quantities of bulk material that have to be shipped, finished products are typically marketed locally. High transportation costs are responsible for the wide dispersion of production sites. Our transportation costs are also increasing, primarily due to driver shortages and elevated fuel costs. Where possible, construction material producers maintain operations adjacent to highly populated areas to reduce transportation costs and enhance margins. However, more recently, local environmental concerns and a more restrictive permitting and regulatory landscape have been forcing production sites to move further away from the end-use locations.

Each of our aggregates operations is responsible for the sale and marketing of its aggregates products. For the year ended December 30, 2023, approximately 83% of our aggregates production was sold directly to outside customers and the remaining amount is further processed by us and sold as a downstream product. Even though aggregates are a commodity product, we work to optimize pricing depending on the site location, availability of a particular product, customer type, project type and haul cost. We sell aggregates to internal downstream operations at market prices.

Our competitors in aggregates include large vertically-integrated companies, which have a combined estimated market share of approximately 30%, in addition to various local suppliers.

We have a strong competitive advantage in aggregates through our well-located reserves and assets in key markets, high quality reserves and our logistic networks. We further share and implement best practices relating to safety, strategy, sales and marketing, production, and environmental and land management. Our local market knowledge enables us to maintain a strong understanding of the needs of our aggregates customers. In addition, our companies have a reputation for responsible environmental stewardship and land restoration, which assists us in obtaining new permits and new reserves.

Cement

Portland cement, an industry term for the common cement in general use around the world, is made from a combination of limestone, shale, clay, silica and iron ore. It is a fundamental building material consumed in several stages throughout the construction cycle of public infrastructure, residential and nonresidential projects. It is a binding agent that, when mixed with sand or aggregates and water, produces either ready-mix concrete or mortar and is an important component of other essential construction materials. Few construction projects can take place without utilizing cement somewhere in the design, making it a key ingredient used in the construction industry. The majority of all cement shipments are sent to ready-mix concrete operators. Sales are made on the basis of competitive terms and prices in each market. Nearly two-thirds of U.S. consumption occurs between May and November, coinciding with end-market construction activity.

Cement production in the United States is distributed from over 90 production facilities located across a majority of the states and is a capital-intensive business with variable costs dominated by raw materials and energy required to fuel the kiln. Most U.S. cement producers are owned by large foreign companies operating in multiple international markets. Our largest competitors include large vertically integrated companies. Construction of cement production facilities is highly capital intensive and requires long lead times to complete engineering design, obtain regulatory permits, acquire equipment and construct a plant.

We operate a highly-efficient, low-cost integrated cement manufacturing and distribution network through our cement plants in Hannibal, Missouri, and Davenport, Iowa and our nine distribution terminals along the Mississippi River from Minnesota to Louisiana. The combined potential capacity at our Hannibal and Davenport cement plants is approximately 2.4 million short tons per annum. We also operate on-site waste fuel processing facilities at the plants, which can reduce plant fuel costs by up to 50%. Our Hannibal plant is one of very few with hazardous waste fuel facilities permitted and operating out of over 90 cement plants in the United States. Competitive factors include price, reliability of deliveries, location, quality of cement and support services. Aligned with our core strategy of sustainability, we converted 100% of our cement production from general use Portland cement to Portland Limestone Cement (PLC) during 2022. Portland Limestone Cement is accepted in all major specifications, approved in all major markets, can be used in all applications in lieu of Portland cement while reducing cement's embodied CO_2 content by up to 10%. With two cement plants, on-site raw material supply, a network of cement terminals, and longstanding customer relationships, we are well positioned to serve our customers.

Cement is a product that is costly to transport. Consequently, the radius within which a typical cement plant is competitive with truck transportation is typically limited to 150 miles from any shipping/distribution point. However, access to rail and barge can extend the distribution radius significantly. With both of our plants located on the Mississippi River, we are able to cost effectively distribute cement from both of our plants by truck, rail and barge directly to customers or to our nine storage and distribution terminals along the Mississippi River. Our Hannibal and Davenport plants are located on the Mississippi River and, consequently, we ship approximately 70-80% cement produced at those locations by barge, which is more cost-effective than truck or rail transport.

The majority of U.S. cement plants are subject to the Portland Cement – Maximum Achievable Control Technology ("PC-MACT"). Our Hannibal and Davenport cement plants utilize alternative fuels, hazardous and non-hazardous at Hannibal and non-hazardous at Davenport, as well as coal, natural gas and petroleum coke and, as a result, are subject to additional standards including the Hazardous Waste Combustor – Maximum Achievable Control Technology ("HWC-MACT") and Commercial/Industrial Solid Waste Incinerators ("CISWI") standards, respectively, rather than PC-MACT standards.

Ready-mix Concrete

Ready-mix concrete is one of the most versatile and widely used materials in construction today. Its flexible recipe characteristics allow for an end product that can assume almost any color, shape, texture and strength to meet the many requirements of end users that range from bridges, foundations, skyscrapers, pavements, dams, houses, parking garages, water treatment facilities, airports, tunnels, power plants, hospitals and schools. The versatility of ready-mix concrete gives engineers significant flexibility when designing these projects.

Cement, coarse aggregate, fine aggregate, water and admixtures are the primary ingredients in ready-mix concrete. Other materials commonly used in the production of ready-mix concrete include fly-ash, a waste by-product from coal burning power plants, silica fume, a waste by-product generated from the manufacture of silicon and ferro-silicon metals, and ground granulated blast furnace slag, a by-product of the iron and steel manufacturing process. These materials are available directly from the producer or via specialist distributors who intermediate between the ready-mix concrete producers and the users.

We believe our West and East segments are leaders in the supply of ready-mix concrete in their respective markets. The West segment has ready-mix concrete operations in the Texas, Utah, Arizona, Idaho, Oklahoma and Colorado markets. Our East segment supplies ready-mix concrete in the Kansas and Missouri markets and surrounding areas. The Argos USA operations acquired subsequent to year end included ready-mix operations in an additional four states primarily in the Southeast United States. We operated 70 ready-mix concrete plants and over 850 concrete delivery trucks in the West segment and 22 ready-mix concrete plants and over 150 concrete delivery trucks in the East segment as of December 30, 2023. The Argos USA operations acquired subsequent to year end include 140 ready-mix concrete plants and over 1000 concrete delivery trucks as of December 31, 2023. Our aggregates business serves as the primary source of the raw materials for our concrete production, functioning essentially as a supplier to our ready-mix concrete operations.

Asphalt Paving Mix

Asphalt paving mix is the most common roadway material used today. It is a versatile and essential building material that has been used to surface 94% of the more than 2.7 million miles of paved roadways in the United States, according to the National Asphalt Pavement Association ("NAPA").

Typically, asphalt paving mix is placed in three distinct layers to create a flexible pavement structure. These layers consist of a base course, an intermediate or binder course, and a surface or wearing course. These layers vary in thickness.

Asphalt pavement is generally 100% recyclable and reusable and is the most reused and recycled pavement material in the United States. Reclaimed asphalt pavement can be incorporated into new pavement at replacement rates in excess of 30% depending upon the mix and the application of the product. We actively engage in the recycling of previously used asphalt pavement and concrete. This material is crushed and repurposed in the construction cycle. As of December 30, 2023, we operated 25 and 5 asphalt paving mix plants in the West and East segments, respectively. Nearly all of our plants can utilize recycled asphalt pavement.

The use of warm mix asphalt ("WMA") or "green" asphalt is gaining popularity. The immediate benefit to producing WMA is the reduction in energy consumption required by burning fuels to heat traditional hot mix asphalt ("HMA") to temperatures in excess of 300°F at the production plant. These high production temperatures are needed to allow the asphalt binder to become viscous enough to completely coat the aggregate in the HMA, have good workability during laying and compaction, and durability during traffic exposure. According to the Federal Highway Administration, WMA can reduce the mixing temperature by 50°F to 70°F, resulting in lower emissions, fumes and odors generated at the plant and the paving site.

Approximately 65% of the asphalt paving mix we produce is installed by our own paving crews. The rest is sold on a per ton basis to road contractors, state departments of transportation and local agencies. Asphalt paving mix is used by our paving crews and by our customers primarily for the construction of roads, driveways and parking lots.

As part of our vertical integration strategy, we provide asphalt paving and related services to both the private and public infrastructure sectors as either a prime or sub-contractor. These services complement our construction materials and products businesses by providing a reliable downstream outlet, in addition to our external distribution channels.

Our asphalt paving and related services businesses bid on both private construction and public infrastructure projects in their respective local markets. We only provide paving and related services operations as a complement to our aggregates operations, which is a major competitive strength. Factors affecting competitiveness in this business segment include price, estimating abilities, knowledge of local markets and conditions, project management, financial strength, reputation for quality and the availability of machinery and equipment.

Contracts with our customers are primarily fixed price or fixed unit price. Under fixed unit price contracts, we provide materials or services at fixed unit prices (for example, dollars per ton of asphalt placed). While the fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the bid amount, whether due to inflation, inefficiency, errors in our estimates or other factors, is borne by us unless otherwise provided in the contract. Many of our contracts contain adjustment provisions to account for changes in liquid asphalt prices.

Customers

Our business is not dependent on any single customer or a few customers. Therefore, the loss of any single or small number of customers would not have a material adverse effect on any individual respective market in which we operate or on us as a whole. No individual customer accounted for more than 10% of our 2023 revenue.

Seasonality

Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction or public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms, heavy snows, flooding and drought, can adversely affect our business and operations through a decline in the use of our products, demand for our services and our ability to provide our products and services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year typically has lower levels of activity due to weather conditions. The Argos USA operations acquired subsequent to year end will reduce the combined company's seasonality due to the majority of Argos USA operations being located in warmer markets.

Backlog

Our products are generally delivered upon receipt of orders or requests from customers, or shortly thereafter. Accordingly, the backlog associated with product sales is converted into revenue within a relatively short period of time. Inventory for products is generally maintained in sufficient quantities to meet rapid delivery requirements of customers. Therefore, a period over period increase or decrease of backlog does not necessarily result in a material improvement or a deterioration of our business. Our backlog includes only those products and projects for which we have obtained a purchase order or a signed contract with the customer and does not include products purchased and sold or services awarded and provided within the period.

Subject to applicable contract terms, substantially all contracts in our backlog may be canceled or modified by our customers. Historically, we have not been materially adversely affected by significant contract cancellations or modifications.

Intellectual Property

We do not own or have a license or other rights under any patents that are material to our business.

Corporate Information

Summit Materials, Inc. and Summit Materials, LLC were formed under the laws of the State of Delaware on September 23, 2014 and September 24, 2008, respectively. Our principal executive office is located at 1801 California Street, Suite 3500, Denver, Colorado 80202. Through its predecessor, Summit Inc. commenced operations in 2009 when Summit Holdings was formed. Our telephone number is (303) 893-0012.

Human Capital Resources

As of December 30, 2023, we employed approximately 5,300 employees, of which approximately 5,000 were employed in the United States with the remainder being employed in Canada. Approximately 77% of our employees are hourly workers, with the remainder being salaried. Approximately 9% of our employees are union members, substantially all in our cement division and at our Canadian operations, with whom we believe we enjoy a satisfactory working relationship. Our collective bargaining agreements for employees who are union members generally expire within three years. Because of the seasonal nature of our industry, many of our hourly and certain of our salaried employees are subject to seasonal layoffs. The scope of layoffs varies greatly from season to season as they are predominantly a function of the type of projects in process and the weather during the late fall through early spring. The Argos USA operations acquired subsequent to year end includes approximately 2,400 employees as of December 31, 2023, of which approximately 63% were hourly workers, with the remainder being salaried. Approximately 11% of the Argos USA employees are union members.

Health and Safety: We maintain a safety culture grounded on the premise of striving to eliminate workplace incidents, risks and hazards. We have created and implemented processes to help eliminate safety events by reducing their frequency and severity. We also review and monitor our performance closely. Our goal is to reduce Occupational Safety and Health Administration ("OSHA") recordable incidents each year. During fiscal 2023, our recordable incident rate increased 9% compared to fiscal 2022.

Inclusion and Diversity: We embrace the diversity of our team members, customers, stakeholders and consumers, including their unique backgrounds, experiences, thoughts and talents. Everyone is valued and appreciated for their distinct contributions to the growth and sustainability of our business. We strive to cultivate a culture and vision that supports and enhances our ability to recruit, develop and retain diverse talent at every level. We have a goal to build a highly engaged team by increasing retention year over year. We achieved gender parity at the Board level with over 50% female Board directors.

Talent Development: We prioritize and invest in creating opportunities to help employees grow and build their careers, through various training and development programs. These include on-the-job learning formats as well as executive talent and succession planning paired with an individualized development approach.

Compensation and Benefits: In addition to competitive base compensation, we offer incentive plans for both safety and operational results, stock awards, a 401(k) plan, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave programs, and employee assistance programs, among other benefits. Our 401(k) plan covers all U.S. employees, and provides for matching contributions to the plan, including 100% of pre-tax employee contributions, up to 4% of eligible compensation. Employer contributions vest immediately. During 2021, we implemented an Employee Stock Purchase Plan in which the majority of our employees are eligible to participate.

Legal Proceedings

We are party to certain legal actions arising from the ordinary course of business activities. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on our consolidated financial condition, results of operations or liquidity.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the "CCB") into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. ("Winvan"). The investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental and Government Regulation

We are subject to federal, state, provincial and local laws and regulations relating to the environment and to health and safety, including noise, discharges to air and water, waste management including the management of hazardous waste used as a fuel substitute in our cement plants, remediation of contaminated sites, mine reclamation, operation and closure of landfills, dust control and zoning, land use and permitting. Our failure to comply with such laws and regulations can result in sanctions such as fines or the cessation of part or all of our operations. From time to time, we may also be required to conduct investigation or remediation activities. There also can be no assurance that our compliance costs or liabilities associated with such laws and regulations or activities will not be significant.

In addition, our operations require numerous governmental approvals and permits. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new, expanding or maintaining existing plants or facilities. We regularly monitor and review our operations, procedures and policies for compliance with environmental laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new requirements that we anticipate will be adopted that could affect our operations.

Multiple permits are required for our operations, including those required to operate our cement plants, conduct mining activities at our aggregate quarries, operate our ready-mixed concrete plants and lay asphalt. Applicable permits may include conditional use permits to allow us to operate in certain areas absent zoning approval and operational permits governing, among other matters, air and water emissions, dust, particulate matter and storm water management and control. In addition, we are often required to obtain bonding for future reclamation costs, most commonly specific to restorative grading and seeding of disturbed surface areas.

Like others in our industry, we expend substantial amounts to comply with applicable environmental laws and regulations and permit limitations, which include amounts for pollution control equipment required to monitor and regulate emissions into the environment. The Hannibal and Davenport cement plants are subject to HWC-MACT and CISWI standards, respectively, for which we do not expect any material incremental costs to maintain compliance. Since many environmental requirements are likely to be affected by future legislation or rule making by government agencies, and are therefore not quantifiable, it is not possible to accurately predict the aggregate future costs of compliance and their effect on our future financial condition, results of operations and liquidity.

At most of our quarries, we incur reclamation obligations as part of our mining activities. Reclamation methods and requirements can vary depending on the individual site and state regulations. Generally, we are required to grade the mined properties to a certain slope and seed the property to prevent erosion. We record a mining reclamation liability in our consolidated financial statements to reflect the estimated fair value of the cost to reclaim each property including active and closed sites.

Our operations in Kansas include one municipal waste landfill and three construction and demolition debris landfills, and in Colorado, we have a construction and demolition debris landfill. In Vancouver, British Columbia, we operate a landfill site that accepts environmentally clean soil deposits. Among other environmental, health and safety requirements, we are subject to obligations to appropriately close those landfills at the end of their useful lives and provide for appropriate post-closure care. Asset retirement obligations relating to these landfills are recorded in our consolidated financial statements.

Health and Safety

Our facilities and operations are subject to a variety of worker health and safety requirements, particularly those administered by the federal Occupational Safety and Health Administration ("OSHA") and Mine Safety and Health Administration ("MSHA"). Throughout our organization, we strive for a zero-incident safety culture and full compliance with safety regulations. Failure to comply with these requirements can result in sanctions such as fines and penalties and claims for personal injury and property damage. These requirements may also result in increased operating and capital costs in the future.

Worker safety and health matters are overseen by our corporate risk management and safety department as well as operations level safety managers. We provide our operations level safety managers leadership and support, comprehensive training, and other tools designed to accomplish health and safety goals, reduce risk, eliminate hazards, and ultimately make our work places safer.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. Our SEC filings are also available on our website, free of charge, at http://www.summit-materials.com as soon as reasonably practicable after they are filed with or furnished to the SEC.

We maintain an internet site at http://www.summit-materials.com. Our website and the information contained on or connected to that site are not incorporated into this report.

ITEM 1A.   RISK FACTORS

You should carefully consider the following risk factors as well as the other information set forth in this Annual Report on Form 10-K (this "Annual Report"), including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto. If any of the following risks actually occurs, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such a case, the trading price of our Class A common stock could decline and you may lose all or part of your investment. The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties we face. Our business is also subject to general risks and uncertainties that affect many other companies, including but not limited to overall economic and industry conditions and additional risks not currently known to us or that we presently deem immaterial may arise or become material and may negatively impact our business, reputation, financial condition, results of operations or the trading price of our Class A common stock. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements".

Risks Related to Our Industry and Our Business

Industry Risks

Our business depends on activity within the construction industry and the strength of the economies in which we operate.

We sell most of our construction materials and products and provide all of our paving and related services to the construction industry, so our results are significantly affected by the strength of the construction industry. The strength of the construction industry in turn can be substantially affected by macroeconomic and other factors beyond our control, including changes in general economic conditions, political or social trends and unrest, terrorism or war, pandemics or other adverse health developments, and natural, climate-related or man-made disasters and extreme weather conditions. In addition, federal and state budget issues may negatively affect the amount of funding available for infrastructure spending, particularly highway construction, which constitutes a significant portion of our business. Demand for our products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers cannot obtain funding for construction projects, or due to other market factors such as rising interest rates, labor shortages and inflation which have impacted demand more recently and are expected to further impact demand in 2024. A slow pace of economic activity typically results in delays or cancellations of capital projects, which could result in the deferral or reduction of our backlog and anticipated revenues if we are unable to replace those contracts. In addition, in times of a stagnant or declining economy, there is a greater likelihood that we may not be able to collect on certain of our accounts receivable from our customers.

While our business operations cover a wide geographic area, our earnings depend on the strength of the local economies in which we operate because of the high cost to transport our products relative to their price. If economic and construction activity diminishes in one or more areas, particularly in our top revenue-generating markets of Texas, Florida, Georgia and Utah, our financial condition, results of operations and liquidity could be materially adversely affected.

Our industry is cyclical and requires significant working capital to fund operations.

Our industry is cyclical and requires that we maintain significant working capital to fund our operations. Our ability to generate sufficient cash flow depends on future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to generate sufficient cash to operate our business and service our outstanding debt and other obligations, we may be required, among other things, to further reduce or delay planned capital or operating expenditures, sell assets or take other measures, including the restructuring of all or a portion of our debt, which may only be available, if at all, on unsatisfactory terms.

Weather can materially affect our business and we are subject to seasonality.

The products we sell and the services we provide are used or performed outdoors. Therefore, seasonal changes and other weather-related conditions can adversely affect our business and operations through a decline in the use and production of our products, demand for our services and our ability to provide our products and services. Adverse weather conditions such as heavy or sustained rainy and cold weather in the spring and fall can reduce demand for our products and reduce sales, render our contracting operations less efficient or restrict our ability to ship our products. For example, unusually low water levels on the Mississippi River in late 2022 negatively impacted the shipping of our products. Major weather events such as hurricanes, tornadoes, tropical storms, flooding, droughts, wildfires and heavy snows have adversely affected and could adversely affect sales in the near term and may be more severe due to climate change. In particular, our operations in the southeastern and Gulf Coast regions of the United States are at risk for hurricane activity, most notably in August, September and October.

Our industry is capital intensive and we have significant fixed and semi-fixed costs. Therefore, our profitability is sensitive to changes in volume.

The property and machinery needed to produce our materials and products can be very expensive and can have long lead times to acquire. Therefore, we need to spend a substantial amount of capital to purchase and maintain the equipment necessary to operate our business. Although we believe that our current cash balance, along with our projected internal cash flows and our available financing resources, will provide sufficient cash to support our currently anticipated operating and capital needs, if we are unable to generate sufficient cash to purchase and maintain the property and machinery necessary to operate our business, we may be required to reduce or delay planned capital expenditures or incur additional debt. In addition, given the level of fixed and semi-fixed costs within our business, particularly at our cement production facilities, decreases in volumes could have a material adverse effect on our financial condition, results of operations and liquidity.

Within our local markets, we operate in a highly competitive industry.

The U.S. construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we also compete against large private and public companies, some of which are also vertically-integrated. Therefore, there is intense competition in a number of the markets in which we operate. This significant competition could lead to lower prices, higher wages, lower sales volumes and higher costs in some markets, negatively affecting our financial condition, results of operations and liquidity.

We also face competition for some of our products from alternative products, new product technologies, different production and distribution processes and alternative business models. For example, our aggregates, ready mixed concrete, and asphalt and paving businesses may compete with recycled asphalt and concrete products that could be used in certain applications instead of new products and our cement operations may compete with international competitors who are importing products into the United States from jurisdictions with lower production and regulatory costs.

Growth and Portfolio Optimization Risks

The integration of Argos USA may not be as successful as anticipated, and we may not achieve the intended benefits or do so within the intended timeframe.

The integration of Argos USA into our business involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the acquired business. Difficulties in integrating the business of Argos USA and our ability to manage the post-acquisition company may result in the post-acquisition company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related operating synergies and could have an adverse effect on our financial condition, results of operations or cash flows. Potential difficulties that may be encountered in the integration process include, among other factors: the inability to successfully integrate the businesses of Argos USA, operationally and culturally, in a manner that permits us to achieve the full revenue anticipated; complexities associated with managing a larger, more complex, integrated business, including the potential diversion of our management's attention; not realizing anticipated operating synergies; the inability to retain key employees and otherwise integrate personnel from the two companies and the loss of key employees; potential unknown liabilities and unforeseen expenses; integrating relationships with customers, vendors and business partners; performance shortfalls at one or both of the companies as a result of the diversion of management's attention caused by integrating Argos USA's operations; and the disruption of, or the loss of momentum in, each company's ongoing business or inconsistencies in standards, controls, procedures and policies.

The success of our business depends in part on our ability to execute on our acquisition and portfolio optimization strategy.

A significant portion of our historical growth has occurred through acquisitions, and we will likely execute acquisition transactions in the future. Acquisitions involve risks that, among other things, the businesses acquired will not perform as expected. We are presently evaluating, and we expect to continue to evaluate on an ongoing basis, possible acquisition transactions. We are presently engaged, and at any time in the future we may be engaged, in discussions or negotiations with respect to possible acquisitions, including larger transactions that would be significant to us. We regularly make, and we expect to continue to make, non-binding acquisition proposals, and we may enter into letters of intent, in each case allowing us to conduct due diligence on a confidential basis. In addition, we have recently disposed of a number of assets and businesses that did not meet our long-term investment criteria and through our portfolio optimization program, we are also evaluating additional divestiture opportunities of certain assets and businesses that are not core to our business. There can be no assurances that we will be able to recover the current carrying amount of our investments, and in some circumstances, assets or businesses may result in additional impairment expenses or other losses. In addition, we may become subject to certain contractual indemnity or other obligations or may fail to successfully deploy sale proceeds. We cannot predict the timing of any contemplated transactions. To successfully acquire a significant target, we may need to raise additional capital through additional equity issuances, additional indebtedness, or a combination of equity and debt issuances. There can be no assurance that we will enter into definitive agreements with respect to any contemplated transactions or that they will be completed. Our acquisitions and portfolio optimization efforts have placed, and may continue to place, significant demands on our management and operational and financial resources.

Our results of operations from these acquisitions could, in the future, result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. As a result of these changes, our financial condition, results of operations and liquidity could be materially adversely affected. In addition, many of the businesses that we have acquired and will acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were independently reviewed or audited. If such statements were to be materially different, the tangible and intangible assets we acquire may be more susceptible to impairment charges, which could have a material adverse effect on us.

The success of our business depends on our ability to successfully integrate acquisitions.

Acquisitions may require integration of the acquired companies' sales and marketing, distribution, production, purchasing, information technology, finance and administrative organizations. We may not be able to integrate successfully any business we may acquire or have acquired into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs and lower profits. Factors affecting the successful integration of acquired businesses include, but are not limited to, the following: we may become liable for certain, and potentially significant, liabilities of any acquired business, whether or not known to us; substantial attention from our senior management and the management of the acquired business may be required, which could decrease the time that they have to service and attract customers; capital equipment at acquired businesses may require additional maintenance or need to be replaced sooner than we expected; the complete integration of acquired companies depends, to a certain extent, on the full implementation of our financial systems and policies; and the ability to retain key employees.

Our long-term success is dependent upon securing and permitting aggregate reserves in strategically located areas. The inability to secure and permit such reserves could negatively affect our earnings in the future.

Aggregates are bulky and heavy and therefore difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be localized around our quarry sites and are served by truck. New quarry sites often take a number of years to develop. Our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to either acquire existing quarries or secure operating and environmental permits to open new quarries. If we are unable to accurately forecast areas of future growth, acquire existing quarries or secure the necessary permits to open new quarries, our financial condition, results of operations and liquidity could be materially adversely affected.

While we perform significant activities around estimating the quantity and quality of our reserves, if those estimates of reserve quantities and qualities differ significantly from actual results due to unexpected geological conditions, we may exhaust our economically viable aggregates reserves sooner than we expect. If we are unable to acquire replacement aggregate reserves, our financial results may be adversely impacted.

Economic Risks

Our business could be impacted by rising interest rates.

Our operations are highly dependent upon the interest rate-sensitive construction industry. Therefore, our business may decline as a result of rising interest rates and costs.

Notably, demand in the residential construction market in which we sell our aggregates and ready-mix concrete is affected by interest rates which increased significantly during 2023, impacting demand. There can be no assurance that interest rates will not continue to increase in the future, affecting our business in an adverse manner. While the residential construction market accounted for 25% of our aggregates business and 45% of our ready-mix concrete business in 2023, we expect demand to continue to be impacted by mortgage rates in 2024.

Aside from these inherent risks from within our operations, our earnings are also affected by changes in short-term interest rates. However, rising interest rates are not necessarily predictive of weaker operating results.

A decline in public infrastructure construction and reductions in governmental funding could adversely affect our earnings in the future.

A significant portion of our revenue is generated from publicly-funded construction projects. As a result, if publicly-funded construction decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected.

Under U.S. law, annual funding levels for highways is subject to yearly appropriation reviews. This annual review of funding increases the uncertainty of many state departments of transportation regarding funds for highway projects. This uncertainty could result in states being reluctant to undertake large multi-year highway projects which could, in turn, negatively affect our sales. We cannot be assured of the existence, amount and timing of appropriations for spending on federal, state or local projects. A government shutdown, and other similar budgetary impasses or reductions, may contribute to uncertainty in regard to government spending and may have adverse effects on the economy. Federal support for the cost of highway maintenance and construction is dependent on congressional action. In addition, each state funds its infrastructure spending from specially allocated amounts collected from various taxes, typically gasoline taxes and vehicle fees, along with voter-approved bond programs. Shortages in state tax revenues can reduce the amounts spent on state infrastructure projects, even below amounts awarded under legislative bills. If state tax revenues Texas, Florida, Georgia and Utah experience state-level funding pressures caused by lower tax revenues and an inability to finance approved projects, our revenues could be negatively impacted. Delays or cancellations of state infrastructure spending could have a material adverse effect on our financial condition, results of operations and liquidity.

Our business relies on private investment in infrastructure, and periods of economic stagnation or recession may adversely affect our earnings in the future.

A significant portion of our sales are for projects with non-public owners whose construction spending is affected by developers' ability to finance projects. Residential and nonresidential construction could decline if companies and consumers are unable to finance construction projects or in periods of economic stagnation or recession, which could result in delays or cancellations of capital projects. If housing starts, particularly in the Houston and Salt Lake City geographies, and nonresidential projects stagnate or decline, which in some cases we are already starting to experience, sale of our construction materials, downstream products and paving and related services may decline and our financial condition, results of operations and liquidity could be materially adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities or litigation arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

We are subject to a variety of federal, state, provincial and local laws and regulations relating to, among other things: (i) the release or discharge of materials into the environment; (ii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of hazardous materials, including the management of hazardous and non-hazardous waste used as a fuel substitute in our cement kiln in Hannibal, Missouri; (iii) the management, use, generation, treatment, processing, handling, storage, transport or disposal of non-hazardous solid waste used as a fuel substitute in our cement kiln in Davenport, Iowa; and (iv) the protection of public and employee health and safety and the environment. These laws and regulations impose strict liability in some cases without regard to negligence or fault and expose us to liability for the environmental condition of our currently or formerly owned, leased or operated facilities or third-party waste disposal sites, and may expose us to liability for the conduct of others or for our actions, even if such actions complied with all applicable laws at the time these actions were taken. In particular, we may incur remediation costs and other related expenses because our facilities were constructed and operated before the adoption of current environmental laws and the institution of compliance practices or because certain of our processes are regulated. These laws and regulations may also expose us to liability for claims of personal injury or property or natural resource damage related to alleged exposure to, or releases of, regulated or hazardous materials. The existence of contamination at properties we own, lease or operate could also result in increased operational costs or restrictions on our ability to use those properties as intended.

There is an inherent risk of liability in the operation of our business, and despite our compliance efforts, we may be in noncompliance with environmental, health and safety laws and regulations from time to time. These potential liabilities or events of noncompliance could have a material adverse effect on our operations and profitability. In many instances, we must have government approvals, certificates, permits or licenses in order to conduct our business, which could require us to make significant capital, operating and maintenance expenditures to comply with environmental, health and safety laws and regulations. Our failure to obtain and maintain required approvals, certificates, permits or licenses or to comply with applicable governmental requirements could result in sanctions, including substantial fines or possible revocation of our authority to conduct some or all of our operations. Governmental requirements that affect our operations also include those relating to air and water quality, waste management, asset reclamation, the operation and closure of municipal waste and construction and demolition debris landfills, remediation of contaminated sites and worker health and safety. These requirements are complex and subject to frequent change, often in connection with changes in the presidential administration. Stricter laws and regulations, more stringent interpretations of existing laws or regulations or the future discovery of environmental conditions may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment or impede our opening new or expanding existing plants or facilities.

We have incurred, and may in the future incur, significant capital and operating expenditures to comply with such laws and regulations, and in some cases we have been or could be named as a defendant in litigation brought by governmental agencies or private parties. In addition, we have recorded liabilities in connection with our reclamation and landfill closure obligations, but there can be no assurances that the costs of our obligations will not exceed our estimates. The cost of complying with such laws and defending against any litigation could have a material adverse effect on our financial condition, results of operations and liquidity.

Shortages of, or increases in prices for, commodities, labor and other production and delivery inputs, including as a result of inflation, could restrict our ability to operate our business and could have significant impacts on our operating costs.

Shortages of, or increases in prices for, production and delivery inputs, including commodities and labor, and other inputs related to the production and delivery of our products, could adversely affect our business, and have already in certain cases. Our cost of revenue consists of production and delivery inputs, which primarily include labor, utilities, raw materials, fuel, transportation, royalties and other direct costs incurred in the production and delivery of our products and services. Increases in these costs, as a result of general economic conditions, inflationary pressures or otherwise, may reduce our operating margin and adversely affect our financial position if we are unable to hedge or otherwise offset such increases. Specifically, significant increases or fluctuations in the prices of certain energy commodities, including coal, diesel fuel, natural gas, liquid asphalt and other petroleum-based resources, which we consume significant amounts of in our production and distribution processes, have negatively affected the results of our business operations and may further cause our results to suffer. Additionally, labor is a meaningful component in our ability to operate our business and can have a significant impact on the cost of operating our business. Labor shortages could restrict our ability to operate our business or result in increased labor costs as a result of wage increases due to competition for qualified workers. Increased labor costs, whether due to labor shortages, competition for labor from other industries, changing demographics of the overall work force or otherwise may reduce our operating margin and adversely affect our financial position.

Recent inflation, across several input costs has adversely impacted us. Sustained inflation could result in higher costs for transportation, energy, materials, supplies and labor. Our efforts to recover inflation-based cost increases from our customers may be hampered as a result of the structure of our contracts and the contract bidding process as well as the competitive industries, economic conditions and countries in which we operate. Accordingly, substantial inflation may result in a material adverse impact on our costs, profitability and financial results.

Availability of and pricing for raw materials and labor can be affected by various national, regional, local, economic and political factors. For example, government-imposed tariffs and trade regulations on imported raw materials could have significant impacts on our costs to operate our business, as well as the ongoing labor and supply shortage.

Financial Risks

If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate contracts that are ultimately awarded to us, we may achieve lower than anticipated profits or incur contract losses.

Even though the majority of our government contracts contain raw material escalators to protect us from certain input material price increases, a portion or all of the contracts are often on a fixed cost basis. The costs incurred and profit realized, if any, on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to: failure to include materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract; delays caused by weather conditions or otherwise failing to meet scheduled acceptance dates; contract or project modifications or conditions creating unanticipated costs that are not covered by change orders;

changes in availability, proximity and costs of materials, including liquid asphalt, cement, aggregates and other construction materials (such as stone, gravel, sand and oil for asphalt paving), as well as fuel and lubricants for our equipment; to the extent not covered by contractual cost escalators, variability and inability to predict the costs of purchasing coal, diesel, natural gas, liquid asphalt and cement; failure by our suppliers, subcontractors, designers, engineers or customers to perform their obligations; mechanical problems with our machinery or equipment; difficulties in obtaining required governmental permits or approvals; changes in applicable laws and regulations; uninsured claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part; and public infrastructure customers may seek to impose contractual risk-shifting provisions more aggressively which may result in us facing increased risks.

These factors, as well as others, may cause us to incur losses, which could have a material adverse effect on our financial condition, results of operations and liquidity.

We could incur material costs and losses as a result of claims that our products do not meet regulatory requirements or contractual specifications.

We provide our customers with products designed to meet building code or other regulatory requirements and contractual specifications for measurements such as durability, compressive strength, weight-bearing capacity and other characteristics. If we fail or are unable to provide products meeting these requirements and specifications, material claims may arise against us and our reputation could be damaged. Additionally, if a significant uninsured, non-indemnified or product-related claim is resolved against us in the future, that resolution could have a material adverse effect on our financial condition, results of operations and liquidity.

The cancellation of a significant number of contracts or our disqualification from bidding for new contracts could have a material adverse effect on our financial condition, results of operations and liquidity.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by the relevant government entities. In addition, contracts with governmental entities can usually be canceled at any time by them with payment only for the work completed. A cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenue and cause our equipment to be idled for a significant period of time until other comparable work becomes available, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses, including punitive damages, which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks that are consistent with industry practice and market availability, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, our financial condition, results of operations and liquidity could be materially adversely affected.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect our business.

We use a combination of third-party insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and medical benefit claims. Although we seek to minimize our exposure on individual claims, for the benefit of costs savings we have accepted the risk of multiple independent material claims occurring. We estimate the projected losses and liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. Any such matters could have a material adverse effect on our financial condition, results of operations and liquidity.

Our debt could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts, which could divert our cash flow from operations to debt payments.

Our debt level subjects us to risks with important consequences, including: increasing our vulnerability to general economic and industry conditions; requiring a significant portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities; subjecting us to the risk of increased interest rates as a portion of our borrowings under our senior secured credit facilities are exposed to variable rates of interest; restricting us from making strategic acquisitions or causing us to make non-strategic divestitures; limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less leverage than we do; and making it more difficult for us to make payments on our debt.

Despite our current level of indebtedness, we and our subsidiaries may still incur substantially more debt. This could reduce our ability to satisfy our current obligations and further exacerbate the risks to our financial condition described above.

We and our subsidiaries may incur significant additional indebtedness in the future to fund acquisitions as part of our growth strategy. Although the indentures governing the Senior Notes and the Credit Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness in compliance with these restrictions.

The indentures governing the Senior Notes and the Credit Agreement contain covenants and provisions that are restrictive.

The indentures governing the Senior Notes and Credit Agreement contain restrictive covenants that, among other things, limit our ability, and the ability of our restricted subsidiaries, to: incur additional indebtedness, issue certain preferred shares or issue guarantees; pay cash dividends, redeem our membership interests or make other restricted payments, including purchasing our Class A common stock; make investments, loans or advances; incur additional liens; transfer or sell assets; merge or engage in consolidations; enter into certain transactions with our affiliates; designate subsidiaries as unrestricted subsidiaries; repay subordinated indebtedness; and change our lines of business.

The senior secured credit facilities also require us to maintain a maximum first lien net leverage ratio. The Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). If an event of default occurs, the lenders under our senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under our senior secured credit facilities and all actions permitted to be taken by a secured creditor. Our failure to comply with obligations under the indentures governing the Senior Notes and the Credit Agreement may result in an event of default under the indenture or the amended and restated Credit Agreement. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we may not have sufficient funds available to pay the accelerated indebtedness or the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Other Risks

Our success is dependent on our senior management team and our ability to retain qualified personnel.

Our success depends on the continuing services of key members of our management team. Our senior management team possesses valuable knowledge and skills that are crucial to our success and would be difficult to replicate or replace.

While we are developing plans for key management succession and have long-term compensation plans designed to retain our senior employees, if our retention and succession plans do not operate effectively, our business could be adversely affected.

We use large amounts of coal, electricity, diesel fuel, natural gas, liquid asphalt and other petroleum-based resources that are subject to potential reliability issues, supply constraints and significant price fluctuation, which could have a material adverse effect on our financial condition, results of operations and liquidity.

In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, natural gas, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. For example, during 2022 the cost of coal, diesel fuel and other petroleum-based resources rose sharply. Furthermore, we are vulnerable to any reliability issues experienced by our suppliers, which also are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could have a material adverse effect on our financial condition, results of operations and liquidity.

Climate change and climate change legislation or regulations may adversely affect our business.

A number of governmental bodies have finalized, proposed or are contemplating legislative and regulatory changes in response to the potential effects of climate change.

In addition, other potential effects of climate change include physical effects such as disruption in production and product distribution as a result of major storm events and shifts in regional weather patterns and intensities. Given the nature of our operations, physical impacts may include disruptions in production and/or regional supply or product distribution networks due to major storm events, shifts in regional rainfall and temperature patterns and intensities, as well as flooding from sea level changes. There is also a potential for climate change legislation and regulation to adversely affect the cost of purchased energy and electricity.

The effects of climate change on our operations are highly uncertain and difficult to estimate. However, because a chemical reaction inherent to the manufacture of Portland cement releases carbon dioxide, a GHG, cement kiln operations may be disproportionately affected by future regulation of GHGs. Climate change and legislation and regulation concerning GHGs could have a material adverse effect on our financial condition, results of operations and liquidity.

Our business is subject to evolving corporate governance and corporate disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the New York Stock Exchange (the "NYSE") and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors and employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG and collecting, measuring, and reporting ESG related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, and similar proposals by other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against these goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Unexpected operational difficulties at our facilities could disrupt operations, raise costs, and reduce revenue and earnings in the affected locations.

The reliability and efficiency of certain of our facilities is dependent upon vital pieces of equipment, such as our cement manufacturing kilns. Although we have scheduled outages to perform maintenance on certain of our facilities, vital equipment may periodically experience unanticipated disruptions due to accidents, mechanical failures or other unanticipated events such as fires, explosions, violent weather conditions or other unexpected operational difficulties. A substantial interruption of one of our facilities could require us to make significant capital expenditures to restore operations and could disrupt our operations, raise costs, and reduce revenue and earnings in the affected locations.

We may incur significant costs in connection with pending and future litigation.

We have seen increases in litigation as the scope of our business and operations has grown. We are, or may become, party to various lawsuits, claims, investigations, and proceedings, including but not limited to personal injury, environmental, antitrust, tax, property entitlements and land use, commercial, contract, product liability, health and safety, and employment matters. The outcome of pending or future lawsuits, claims, investigations, or proceedings is often difficult to predict and could be adverse and material in amount. Development in these proceedings can lead to changes in management's estimates of liabilities associated with these proceedings including the judge's rulings or judgments, jury verdicts, settlements, or changes in applicable law. Future adverse rulings, settlements, or unfavorable developments could result in charges that could have a material adverse effect on our results of operations and cash flows in a particular period. In addition, the defense of these lawsuits, claims, investigations, and proceedings may divert our management's attention, and we may incur significant costs in defending these matters.

We are dependent on information technology. Our systems and infrastructure face certain risks, including cyber security risks and data leakage risks.

We are dependent on information technology systems and infrastructure to carry out important operational activities and to maintain our business records. In addition, we rely on the systems of third parties, such as third-party vendors. As part of our normal business activities, we collect and store certain personal identifying and confidential information relating to our customers, employees, vendors and suppliers, and maintain operational and financial information related to our business. We may share some of this confidential information with our vendors. We rely on our vendors and third-party service providers to maintain effective cybersecurity measures to keep our information secure. Any significant breakdown, invasion, destruction or interruption of our existing or future systems by employees, third parties, vendors, others with authorized access to our systems, or unauthorized persons could negatively affect operations. In addition, future systems upgrades or changes could be time consuming, costly and result in unexpected interruptions or other adverse effects on our business. In addition, cyber-attacks are continually evolving to become more sophisticated and there is a risk that we could experience a business interruption, theft of information or reputational damage as a result of a cyber-attack, such as an infiltration of a data center, "ransomware" or other malware, denial-of services attacks, hacking, "phishing" attacks, employee or insider error, malfeasance, social engineering, or data leakage of confidential information either internally or at our third-party providers. In addition, remote work arrangements for our employees could strain our technology resources and introduce operational risks, including heightened cybersecurity risk. These risks have also impacted, and may in the future impact the third parties on which we rely, and security measures employed by these third parties may also prove to be ineffective at identifying or countering threats.

While we have invested in the protection of our data and information technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could have a material adverse effect on our financial condition, results of operations and liquidity. Any or our vendors' and third-party service providers' failure to maintain the security of the data we are required to protect could result in damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also in deterioration in customers' confidence in us and other competitive disadvantages. While, to date, we have not had a significant cybersecurity breach or attack that has a material impact on our business or results of operations, there can be no assurance that our efforts to maintain the security and integrity of our information technology networks and related systems will be effective or that attempted security breaches or disruptions would not be successful or damaging.

Our current information technology platforms and systems require periodic updating and maintenance and any failure to update or maintain our information technology platforms and systems may have a material adverse effect on our business. Further, we also undertake activities to replace our current systems with technology we believe to be superior to our existing technology. The cost and effort to implement such changes may be significant, and may be more than we initially estimate. These changes may result in our systems being unavailable from time to time, or may not produce the desired results, which may adversely affect our ability to manage and report our results.

Labor disputes, strikes, other forms of work stoppage or slowdown or other union activities could disrupt operations of our businesses.

As of December 30, 2023, labor unions represented approximately 9% of our total employees, substantially all in our cement division and at our Canadian operations, and labor unions represented approximately 11% of Argos USA total employees. Our collective bargaining agreements for employees generally expire within three years. Although we believe we have good relations with our employees and unions, disputes with our trade unions, union organizing activity, or the inability to renew our labor agreements or adverse labor relations at any of our locations, could lead to strikes, other forms of work stoppage, slowdowns or other actions that could disrupt our operations and, consequently, have a material adverse effect on our financial condition, results of operations and liquidity.

Tax increases and changes in tax rules may adversely affect our financial results.

As a company conducting business with physical operations throughout the United States and Canada, we are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules. Such changes may put us at a competitive disadvantage compared to some of our major competitors, to the extent we are unable to pass the tax costs through to our customers.

Organizational Structure Risks

Summit Inc.'s only material asset is its interest in Summit Holdings, and it is accordingly dependent upon distributions from Summit Holdings to pay taxes, make payments under the TRA and pay dividends.

Summit Inc. is a holding company and has no material assets other than its ownership of LP Units and has no independent means of generating revenue. Summit Inc. intends to cause Summit Holdings to make distributions to holders and former holders of LP Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the TRA and cash distributions, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of Summit Holdings and its subsidiaries for any reason, or restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits, could limit or impair their ability to pay such distributions. Additionally, to the extent that Summit Inc. needs funds, and Summit Holdings is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could have a material adverse effect on our financial condition, results of operations and liquidity.

Payments of dividends, if any, are at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Summit Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Summit Holdings (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Summit Holdings are generally subject to similar legal limitations on their ability to make distributions to Summit Holdings.

Ownership of Our Class A Common Stock Risks

The market price of shares of our Class A common stock has fluctuated significantly, which could cause the value of your investment to decline.

The market price of our Class A common stock has fluctuated significantly in the past and could be subject to wide fluctuations in the future. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. You may be unable to resell your shares of Class A common stock for a profit. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. We have no current plans to pay any cash dividends. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Future issuance of additional Class A common stock, or securities convertible or exchangeable for Class A common stock, may adversely affect the market price of the shares of our Class A common stock.

Our amended and restated certificate of incorporation authorizes us to issue shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We may need to raise significant additional equity capital in connection with acquisitions or otherwise. Similarly, the limited partnership agreement of Summit Holdings permits Summit Holdings to issue an unlimited number of additional limited partnership interests of Summit Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LP Units, and which may be exchangeable for shares of our Class A common stock. Sales of substantial amounts of Class A common stock, or securities convertible or exchangeable for Class A common stock, or the perception that such sales could occur may adversely affect the prevailing market price for the shares of our Class A common stock. Thus holders of our Class A common stock will bear the risk of our future issuances reducing the market price of our Class A common stock and diluting the value of their stock holdings in us.

Cementos Argos has significant influence over us and its interests may conflict with ours or yours in the future.

Cementos Argos owns, in the aggregate, approximately 31% of our outstanding Class A common stock. As a result, Cementos Argos will have significant influence over us, the degree of which will depend on, among other things, its level of ownership of our Class A common stock and its ability to exercise certain rights under the terms of the Stockholders Agreement that we have entered into with Cementos Argos in connection with the Transaction.

Under the Stockholders Agreement, for so long as Cementos Argos continues to beneficially own at greater than 25.0% of the then-outstanding shares of Class A common stock, neither Summit nor any of its subsidiaries may take any of the following actions without the prior written consent of Cementos Argos, which such approval shall not to be unreasonably withheld, conditioned or delayed: (i) voluntarily incur "Indebtedness" (as defined in the Credit Agreement) if immediately following such incurrence, either Summit's (1) Consolidated First Lien Net Leverage Ratio (as defined in the Credit Agreement), or any substantially equivalent term in the Credit Agreement, would exceed 6.00:1.00 or (2) Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement), or any substantially equivalent term in the Credit Agreement, would exceed 8.00:1.00, (ii) enter into any material agreements or arrangements with affiliates of Summit or its subsidiaries providing for payments to such affiliates in excess of $20.0 million, subject to certain exceptions, (iii) fundamentally change the business of Summit and its subsidiaries, taken as a whole, in a manner that would constitute a significant departure from the construction materials industry or result in Summit and its subsidiaries, taken as a whole, ceasing to operate in the construction materials industry, (iv) voluntarily liquidate, dissolve or wind-up the business and affairs of the Company; or (v) authorize, agree or commit to do any of the foregoing.

Accordingly, Cementos Argos's influence over us could have a negative impact on our business and business prospects and negatively impact the trading price of our Class A common stock.

Sales of substantial amounts of Class A common stock in the open market by Cementos Argos and its affiliates could depress Summit's Class A common stock price.

Shares of Class A common stock held by Cementos Argos will become freely tradable, following the termination of the lock-up agreement we have entered into with Cementos Argos in connection with the Transaction Termination Date of January 11, 2026, once registered pursuant to the registration rights agreement entered into with Cementos Argos in connection with the Transaction (the "Registration Right Agreement") or sold in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Once registered, such Class A common stock will not be subject to any restrictions or require further registration under the Securities Act.

Cementos Argos may wish to dispose of some or all of their interests in Summit, and as a result may seek to sell their shares of Class A common stock. These sales (or the perception that these sales may occur), coupled with the increase in the number of outstanding shares of Class A common stock, may affect the market for, and the market price of, the Class A common stock in an adverse manner.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions: would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock; prohibit stockholder action by written consent unless such action is recommended by all directors then in office; provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the affirmative vote of a majority in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon; and establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

As part of our enterprise risk management function, we have implemented processes to assess, identify and manage the material risks facing the company, including from cyber threats. Our enterprise risk management function represents our overall risk management system. Our cybersecurity program is built upon recognized security frameworks. We believe that our processes provide us with a comprehensive assessment of potential cyber threats. We conduct regular scans, penetration tests, and vulnerability assessments to identify any potential threats or vulnerabilities in our systems. Our processes to assess, identify and manage the material risks from cyber threats include the risks arising from threats associated with third party service providers, including cloud-based platforms.

We have developed a cyber incident response plan which provides a documented framework for handling security incidents and facilitates coordination across multiple parts of the company. Dedicated members of our information security team, led by our Vice President, Infrastructure, constantly monitor threat intelligence feeds, handles vulnerability management and responds to incidents. In addition, we periodically perform simulations and drills at both a technical and management level.

Internally, we have a security awareness training platform which includes training that reinforces our information technology and security policies, standards and practices, and we require that our employees comply with these policies. The security awareness training platform offers training on how to identify potential cybersecurity risks and protect our resources and information. This training is mandatory for all employees on a periodic basis, and it is supplemented by testing initiatives, including periodic phishing tests.

From time to time, we engage third-party service providers to enhance our risk mitigation efforts. For instance, we have engaged an independent cybersecurity advisor to lead a cybersecurity crisis simulation exercise that has been used by our senior leaders to prepare for a possible cyber crisis. We have also partnered with an industry expert's incident response group to help deconstruct, manage and mitigate impact from any cyber-related incident. We also purchase insurance to help protect us against the risk of cybersecurity breaches.

To date, we have not had a significant cybersecurity breach or attack that has had a material impact on our business or results of operations, and we currently do not expect that the risks from cybersecurity threats are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. However, as discussed more fully under "Item 1A. Risk Factors–Risks Related to Our Industry and Our Business–Other Risks–We are dependent on information technology. Our systems and infrastructure face certain risks, including cyber security risks and data leakage risks," cyber-attacks are continually evolving to become more sophisticated and, while we have invested in the protection of our data and information technology to reduce the risk of a cyber-attack, there can be no assurance that our efforts will be effective in preventing breakdowns or breaches in our systems.

Governance

Role of the Board

Our Board of Directors exercises direct oversight of our strategic risks through its oversight of our enterprise risk management function. The Audit Committee of the Board of Directors in particular is responsible for reviewing our IT security controls and the adequacy of our IT security program, compliance and controls with management. As part of such oversight, the Board of Directors, including members of the Audit Committee, receives periodic reports from our Chief Information Officer and Vice President, Infrastructure to assess the primary cybersecurity risks we face. Our Chief Accounting Officer reports directly to the Board of Directors on our company-wide enterprise risk management, which includes an evaluation of cyber risks and threats.

Role of management

Our Chief Information Officer, together with our Vice President, Infrastructure, is responsible for the day-to-day management of our cybersecurity risks.

We have a security incident response plan in place. We use this incident response plan as part of the process we employ to keep our management and Board of Directors informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. The incident response plan is a set of coordinated procedures and tasks that our incident response team executes with the goal of ensuring timely and accurate resolution of cybersecurity incidents.

Our Chief Information Officer and our VP, Infrastructure have extensive experience in the information technology area, including cybersecurity. In particular, our Chief Information Officer has over 10 years of professional experience in the information security area, including as a result of his service as an IT VP at companies such as Prologis, and holds certifications relating to cybersecurity. Further, our VP, Infrastructure has over 15 years of professional experience in the information security area, including as a result of roles of increasing responsibility at Summit Materials and his service as a senior systems engineer at various companies.

ITEM 2.   PROPERTIES.

Properties

Our headquarters are located in a 33,191 square foot office space, which we lease in Denver, Colorado, under a lease expiring on November 30, 2033.

We mine a variety of hard rock materials including limestone, granite, quartzite and unconsolidated materials including clay, sand and gravel at our quarry operations. The aggregates produced at our quarries are utilized as general construction aggregates, bituminous asphalt pavement and ready-mix concrete. Our reserves and resources are across over 230 sites, to which we have adequate road, barge or railroad access.

A map showing the location of all mining properties is below:



We periodically perform sub-surface exploration at most of our sites through drilling methods. At most of our sites, our mining operations are conducted using surface open pit techniques. Mineral resources are defined as having a reasonable prospect of extraction, and is likely to, either in whole or in part, to become economically extractable. Mineral resource estimates were obtained using property boundaries, exploration coverage and regional geologic research. Areas of uneconomically thick overburden or poor aggregate quality rock were defined to the best ability and excluded from reserves or resources areas. Mineral reserves are defined as an estimate of tonnage that can be economically extracted and includes an allowance for losses that may occur when the material is mined or extracted. Mineral reserves estimates were made using similar parameters as for mineral resources. Quantities are counted as reserves based on the nature of the permit, property boundaries, mineral rights and sub-surface exploration. Areas that are not yet permitted or not explored through a drilling campaign are typically excluded from reserves. Due to the nature of our products, we do not perform metallurgical testing, however during exploration, material is tested for construction aggregates and materials or cement suitability.

As of December 30, 2023, we had 3.9 billion tons of proven and probable mineral reserves and 1.4 billion tons of measured and indicated mineral resources. All mineral reserves are reported as saleable tons. All mineral resources are reported as in-situ tons. In total, we owned 44 percent and leased 56 percent of total mineral reserves and resources. We do not consider any of our individual quarrying operations as material for disclosure purposes. We estimate that the useful life of our reserves serving our aggregates and cement businesses are approximately 55 years and 170 years, respectively, based on the average production rates in 2023 and 2022. We obtained technical reports covering each of our mining sites prepared by Continental Placer Inc. as of December 30, 2023. The technical reports were prepared in accordance with the requirements of the Modernization of Property Disclosures for Mining Registrants set forth in subpart 1300 of Regulation S-K (the "SEC Mining Modernization Rules"). Inferred resources are defined as a mineral resource for which quantity and grade have been estimated but not yet verified. The terms defined in the table below are defined and used in accordance with the SEC Mining Modernization Rules. By segment, our estimate of proven and probable mineral reserves and measured and indicated mineral resources as of December 30, 2023 are shown in the table below:

(tons in thousands)	Hard Rock Tons				Sand and Gravel Tons			
	West	East	Cement	Total	West	East	Cement	Total
Proven Reserves	149,966	1,139,891	489,200	1,779,057	892,394	170,913	—	1,063,307
Probable Reserves	174,381	599,057	10,760	784,198	239,133	37,113	—	276,246
Total Proven and Probable Mineral Reserves	324,347	1,738,948	499,960	2,563,255	1,131,526	208,026	—	1,339,552
Measured Resources	20,675	495,759	47,185	563,619	120,044	46,420	—	166,464
Indicated Resources	25,000	606,134	—	631,134	19,484	31,779	—	51,263
Total Measured and Indicated Resources	45,675	1,101,893	47,185	1,194,753	139,528	78,199	—	217,727
Inferred Resources	—	123,264	—	123,264	46,918	36,887	—	83,805

($ in millions)	Hard Rock Market Value (1)				Sand and Gravel Market Value (1)			
	West	East	Cement (2)	Total	West	East	Cement (2)	Total
Proven Reserves	$ 1,707	$ 18,250	$ 7,059	$ 27,015	$ 12,672	$ 1,574	$ —	$ 14,246
Probable Reserves	1,984	9,591	155	11,731	3,396	342	—	3,737
Total Proven and Probable Mineral Reserves	$ 3,691	$ 27,841	$ 7,214	$ 38,746	$ 16,068	$ 1,916	$ —	$ 17,984
Measured Resources	$ 235	$ 7,937	$ 681	$ 8,853	$ 1,705	$ 428	$ —	$ 2,132
Indicated Resources	285	9,704	—	9,989	277	293	—	569
Total Measured and Indicated Resources	$ 520	$ 17,641	$ 681	$ 18,842	$ 1,981	$ 720	$ —	$ 2,702
Inferred Resources	$ —	$ 1,973	$ —	$ 1,973	$ 666	$ 340	$ —	$ 1,006

(1)   The prices used in estimating the hard rock resources and reserves were determined by using average selling prices ranging from $11.38 to $16.01 per ton, depending on location and market. The prices used in estimating the sand and gravel resources and reserves were determined by using average selling prices ranging from $9.21 to $14.20 per ton, depending on location and market. These prices were selected by the qualified person (as identified below) and are based on our average sales prices per ton realized for the year ended December 30, 2023.

(2)   The reserves and resources presented in the Cement Segment include limestone used in cement production using an average selling price for hard rock of $14.43 per ton for the year ended December 30, 2023.

The following chart summarizes our annual production volumes by segment:

(tons in thousands)	Production Hard Rock Tons				Production Sand and Gravel Tons			
Fiscal Year	West	East	Cement	Total	West	East	Cement	Total
2023	11,274	22,008	2,825	36,107	19,802	5,437	—	25,239
2022	11,504	22,572	2,946	37,022	20,954	5,676	—	26,630
2021	10,763	25,338	2,904	39,005	19,127	7,075	—	26,202

As of December 30, 2023, we operated the following production and distribution facilities:

	Quarries and Sand Deposits	Cement Plants	Cement Distribution Terminals	Fixed and portable ready-mix concrete plants	Asphalt paving mix plants
Owned	92	2	5	67	18
Leased	132	—	4	25	12
Partially owned and leased	13	—	—	—	—
Total	237	2	9	92	30

The following chart summarizes our production and distribution facilities by state as of December 30, 2023:

State	Sand & Gravel	Hard Rock	Cement	Ready-mix Concrete	Asphalt Plant	Landfill	Other*
Arizona	5	—	—	5	—	—	—
Arkansas	1	—	—	—	2	—	—
Colorado	23	1	—	8	6	1	3
Florida	—	1	—	—	—	—	—
Georgia	1	4	—	—	—	—	—
Idaho	6	—	—	3	1	—	3
Iowa	—	1	2	—	—	—	1
Kansas	7	47	—	16	—	8	11
Louisiana	—	—	3	—	—	—	—
Minnesota	—	—	2	—	—	—	—
Missouri	2	54	2	6	—	—	7
Nebraska	—	1	—	—	—	—	—
North Carolina	5	—	—	—	—	—	1
Oklahoma	5	1	—	12	—	—	3
South Carolina	14	2	—	—	—	—	—
Tennessee	—	—	1	—	—	—	—
Texas	17	2	—	23	8	—	15
Utah	20	2	—	19	5	—	5
Virginia	—	9	—	—	5	—	5
Wisconsin	—	—	1	—	—	—	—
Wyoming	1	—	—	—	2	—	2
Total US	107	125	11	92	29	9	56
British Columbia, Canada	2	3	—	—	1	3	6
Total	109	128	11	92	30	12	62

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*Other primarily consists of office space.

Internal Controls Disclosure

The analysis of our reserves and resources has been developed by our personnel in collaboration with Continental Placer Inc. ("CPI"), designated as our "qualified person." Our management teams periodically review our reserves by performing sub-surface exploration as part of our mine planning process. Further, we also review and update our mineral resources and reserves as operations progress through our reserves, and as mining permits are submitted for updates and approvals. The modeling and analysis of the Company's reserves and resources has been developed by Company mine personnel and reviewed by several levels of internal management, including CPI. The development of such reserves and resources estimates, including related assumptions, was a collaborative effort between CPI and Company staff. This section summarizes the internal control considerations for the Company's development of estimations, including assumptions, used in reserve and resource analysis and modeling.

When determining reserves and resources, as well as the differences between reserves and resources, management developed specific criteria, each of which must be met to qualify as a reserve or resource, respectively. These criteria, such as demonstration of economic viability, legal right to mine, and material quality are specific and attainable. CPI and Company management agree on the reasonableness of the criteria for the purposes of estimating reserves and resources. Calculations using these criteria are either performed or reviewed and validated by CPI.

Estimations and assumptions were developed independently for each geographical operational area. All estimates require a combination of historical data and key assumptions and parameters. When possible, resources and data from generally accepted industry sources, such as governmental resource agencies, were used to develop these estimations.

ITEM 3.   LEGAL PROCEEDINGS.

The information set forth under "—Legal Proceedings" in Item 1, "Business," is incorporated herein by reference.

ITEM 4.   MINE SAFETY DISCLOSURES.

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in Exhibit 95.1 to this report.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) to Form 10-K, certain of the information regarding our executive officers required by Items 401(b) and (e) of Regulation S-K is hereby included in Part I of this report.

***Anne P. Noonan**, 60, President and Chief Executive Officer and Director.* Ms. Noonan joined the Company in September 2020. Prior to joining the Company, Ms. Noonan served as president and chief executive officer and as a director of OMNOVA Solutions Inc. ("OMNOVA"), a global provider of emulsion polymers, specialty chemicals, and engineered surfaces for a variety of commercial, industrial, and residential end uses, with manufacturing, technical, and other facilities located in North America, Europe, China, and Thailand, from December 2016 until April 1, 2020 when OMNOVA was acquired by Synthomer plc. Before being appointed President and Chief Executive Officer, Ms. Noonan served as OMNOVA's President, Performance Chemicals, from 2014 until December 2016. Ms. Noonan previously held several positions of increasing responsibility with Chemtura Corporation, a global specialty chemicals company, from 1987 through 2014, including most recently as senior vice president and president of Chemtura's Industrial Engineered Products business and Corporate Development function. Ms. Noonan serves on the board of CF Industries Holdings, Inc., a global leader in nitrogen fertilizer manufacturing and distribution.

***C. Scott Anderson**, 57, Executive Vice President and Chief Financial Officer.* Mr. Anderson has over a decade of experience at Summit Materials. He has served in various roles of increasing responsibility with the Company, previously as the Company's Central Region President, a position he had held since 2020. Prior to that, he served as the Kansas Region President and Operating Company President of Hamm, Inc. (wholly-owned subsidiary) and as a CFO for the Central Region. Mr. Anderson holds a bachelor's degree in accounting and, as a CPA, is a member of the American Institute of Certified Public Accountants with experience as a public accounting audit partner before joining Hamm, Inc. in 2000. Additionally, Mr. Anderson has served as a senate-confirmed board member of multiple state-level economic development organizations from 2017 to 2021, as well as a board member of the industry leading Kansas Contractors Association from 2016 to 2022, holding the position of board president of the association in 2022.

***Karli S. Anderson**, 50, Executive Vice President, Chief People and ESG Officer and Head of Communications.* Ms. Anderson joined the Company in 2019 and has served in various roles of increasing responsibility, most recently as the Executive Vice President, Chief Environmental, Social & Governance Officer and Head of Investor Relations after having served as Vice President at Royal Gold, Inc., a precious metals stream and royalty company from 2013 to 2018. Prior to that, Ms. Anderson served in senior investor relations roles at Newmont Mining Corporation and Coeur Mining, and was the Chair of the Board of the Denver Gold Group for six years. Ms. Anderson currently serves on the Board of Westwater Resources where she is the chair of the Compensation Committee and a member of the Audit and Environmental, Health and Safety committees. Ms. Anderson received her Master of Business Administration in finance from the Wharton School at the University of Pennsylvania and her Bachelor of Science from Ohio University. Ms. Anderson is also a National Association of Corporate Directors fellow.

Charles DePriest, *51, Executive Vice President, East Segment Construction Materials*. Mr. DePriest joined the Company in 2017 and has served in various roles of increasing responsibility, most recently as Central Region President. Prior to joining the Company, Mr. DePriest founded Georgia Stone Products in 2016, a construction materials producer in Georgia, which was acquired by the Company in 2017.

Brian D. Frantz, *61, Senior Vice President, Chief Accounting Officer and Treasurer*. Mr. Frantz joined the Company in 2017 and has served in various roles of increasing responsibility, including Chief Accounting Officer. Prior to joining the Company, Mr. Frantz held roles of increasing responsibility at Intrepid Potash, Inc., including Chief Accounting Officer and interim Chief Financial Officer.

Chris B. Gaskill, *42, Executive Vice President, Chief Legal Officer and Secretary*. Mr. Gaskill joined the Company in 2015 and has served in various roles of increasing responsibility, most recently as the Senior Vice President, Deputy General Counsel and Assistant Secretary. Prior to joining the Company, Mr. Gaskill served in senior legal roles at The Western Union Company and Cardinal Health, Inc. Mr. Gaskill began his career at Simpson Thacher & Bartlett, LLP in New York, NY. Mr. Gaskill has a Bachelor of Arts in Government and Legal Studies from Bowdoin College and received his Juris Doctor from the University of Virginia School of Law. He currently serves as the Chair of the Board of Governors of Colorado Goodwill, one of the state's largest 501(c)(3) organizations.

Kekin M. Ghelani, *50, Chief Strategy and Growth Officer*. Mr. Ghelani joined the Company as Chief Strategy and Growth Officer in May 2022 after serving as Vice President of Strategy, Growth and Ventures of the Water & Protection business unit of DuPont de Nemours, Inc. from 2019 to 2022. From 2013 to 2019, Mr. Ghelani held roles of increasing responsibility at Celanese Corporation, a global chemical and specialty materials company. He has also held senior positions at McKesson Corporation and Honeywell International. Mr. Ghelani received his Master of Business Administration from Emory University and his Bachelor of Science in Mechanical Engineering from the University of South Alabama.

Jason Kilgore, *49, Executive Vice President, West Segment Construction Materials*. Mr. Kilgore joined the Company in 2010 and has served in various roles of increasing responsibility, most recently as West Region President. Prior to joining the Company, Mr. Kilgore founded Kilgore Paving in 2000, a full-service asphalt paving business with a focus on aggregates and construction, which was acquired by the Company in 2010.

David Loomes, *59, Executive Vice President, Cement*. Mr. Loomes joined in the Company in 2020 and has served in various roles of increasing responsibility, most recently as Cement President. From 2017 to 2020, Mr. Loomes roles of increasing responsibility at Suffolk Construction. He has also held various roles of increasing responsibility at Holcim and LafargeHolcim.

Marshall D Moore, *59, Executive Vice President, Chief Operations Officer*. Mr. Moore joined the company in 2024. From 2015 through 2023, Mr. Moore served as Chief Technology Officer at OMNOVA Solutions. Mr. Moore has also served in various roles of increasing responsibility at Synthomer plc.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Market Information

Summit Inc.'s Class A common stock began publicly trading on the NYSE under the symbol "SUM" on March 11, 2015. Prior to that time, there was no public market for our Class A common stock. Our Class B common stock is not publicly traded. As of February 12, 2024, there were seven holders of record of our Class A common stock, 30 holders of record of our Class B common stock and one holder of record of our preferred stock.

These stockholder figures do not include a substantially greater number of holders whose shares are held of record by banks, brokers and other financial institutions.

All of the outstanding limited liability company interests of Summit LLC are held by Summit Materials Intermediate Holdings, LLC, an indirect subsidiary of Summit Inc. There is no established public trading market for limited liability company interests of Summit LLC.

Dividends

Summit Holdings makes cash distributions to Summit Holdings' LP Unit holders to cover tax obligations arising from allocated taxable income. As an LP Unit holder, Summit Inc. received cash distributions from Summit Holdings in excess of the amount required to satisfy Summit Inc.'s tax obligations. In fiscal 2022, Summit Inc. primarily used the excess cash of approximately $59.3 million to acquire newly-issued LP Units from Summit Holdings. The LP Units were purchased at a per unit price of $29.94, which is the volume weighted average price per share of the Class A common stock for the five trading days ended December 2, 2022. Immaterial cash payments were made in lieu of fractional shares.

If Summit Inc. uses future excess tax distributions to purchase additional LP Units, in order to maintain the relationship between the shares of Class A common stock and the LP Units, our board of directors may continue to declare stock dividends on the Class A common stock.

Summit Inc. has no current plans to pay cash dividends on its Class A common stock. The declaration, amount and payment of any future dividends on shares of Class A common stock is at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of any such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Summit Inc. is a holding company and has no material assets other than its ownership of LP Units. Should we decide to pay a cash dividend on our Class A common stock in the future, we anticipate funding this cash dividend by causing Summit Holdings to make distributions to Summit Inc. in an amount sufficient to cover such dividend, whereupon the other holders of LP Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited partnership interests. Because Summit Inc. must pay taxes and make payments under the TRA, any amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less on a per share basis than the amounts distributed by Summit Holdings to its partners on a per LP Unit basis.

The agreements governing our senior secured credit facilities and the Senior Notes contain a number of covenants that restrict, subject to certain exceptions, Summit LLC's ability to pay distributions to its parent company and ultimately to Summit Inc. See Note 8, Debt, to our consolidated financial statements.

Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, Summit Holdings is generally prohibited under Delaware law from making a distribution to a limited partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Summit Holdings (with certain exceptions) exceed the fair value of its assets.

Subsidiaries of Summit Holdings are generally subject to similar legal limitations on their ability to make distributions to Summit Holdings.

Issuer Purchases of Equity Securities

In March 2022, our Board of Directors authorized a share repurchase program, whereby we can repurchase up to $250.0 million of our Class A common stock. As of December 30, 2023, approximately $149.0 million remained available for share repurchases under the share repurchase program. The repurchase program does not obligate the Company to acquire any specific dollar amount of Class A common stock and may be suspended or discontinued at any time.

During the quarter ended December 30, 2023, we did not purchase any of our equity securities that are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities which have not been previously disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K during the year ended December 30, 2023.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. Historical results may not be indicative of future performance. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in the section entitled "Risk Factors" and any factors discussed in the sections entitled "Disclosure Regarding Forward-Looking Statements" and "Risk Factors" of this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the "Selected Historical Consolidated Financial Data," our audited consolidated annual financial statements and the related notes thereto and other information included in this report. A discussion and analysis of our results of operations and changes in financial condition for fiscal 2022 compared to 2021 may be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 16, 2023, which discussion is incorporated herein by reference.

Overview

Summit's vision is to be the most socially responsible, integrated construction materials solution provider, collaborating with stakeholders to deliver differentiated innovations and solve our customers' challenges. Within our markets, we strive to be a market leader by offering customers a single-source provider for construction materials and related vertically integrated downstream products. Our materials include aggregates, which we supply across the United States, and in British Columbia, Canada, and cement, which we supply to surrounding states along the Mississippi River from Minnesota to Louisiana. In addition to supplying aggregates to customers, we use a portion of our materials internally to produce ready-mix concrete and asphalt paving mix, which may be sold externally or used in our paving and related services businesses. Our vertically integrated business model creates opportunities to increase aggregates volumes, optimize margin at each stage of production and provide customers with efficiency gains, convenience and reliability, which we believe gives us a competitive advantage.

We are organized into nine reporting units that make up our three distinct operating segments—West, East and Cement. As of December 30, 2023, we operate in 21 U.S. states and in British Columbia, Canada and currently have assets in 21 U.S. states and British Columbia, Canada. The map below illustrates our geographic footprint:



Business Trends and Conditions

The U.S. construction materials industry is composed of four primary sectors: aggregates; cement; ready-mix concrete; and asphalt paving mix. Each of these materials is widely used in most forms of construction activity. Participants in these sectors typically range from small, privately-held companies focused on a single material, product or market to publicly traded multinational corporations that offer a wide array of construction materials and services. Competition is constrained in part by the distance materials can be transported efficiently, resulting in predominantly local or regional operations. Due to the lack of product differentiation, competition for all of our products is predominantly based on price and, to a lesser extent, quality of products and service. Accordingly, our profitability is generally dependent on the level of demand for our materials and products and our ability to control operating costs.

Our revenue is derived from multiple end-use markets including public infrastructure construction and private residential and nonresidential construction. Public infrastructure includes spending by federal, state, provincial and local governments for roads, highways, bridges, airports and other infrastructure projects. Public infrastructure projects have historically been a relatively stable portion of state and federal budgets. Residential and nonresidential construction consists of new construction and repair and remodel markets. Any economic stagnation or decline, which could vary by local region and market, could affect our results of operations. Our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical changes in construction spending, especially in the private sector. From a macroeconomic view, we see a positive trend in highway obligations, but headwinds in housing starts.

Transportation infrastructure projects, driven by both federal and state funding programs, represent a significant share of the U.S. construction materials market. Federal funds are allocated to the states, which are required to match a portion of the federal funds they receive. Federal highway spending uses funds predominantly from the Federal Highway Trust Fund, which derives its revenue from taxes on diesel fuel, gasoline and other user fees. The dependability of federal funding allows the state departments of transportation to plan for their long term highway construction and maintenance needs. The Infrastructure Investment and Jobs Act (IIJA) was signed into law on November 15, 2021. The IIJA provides $1.2 trillion in funding over five years from 2022 through 2026, which includes $347.8 billion for highways, and $91.2 billion for transit.

In addition to federal funding, state, county and local agencies provide highway construction and maintenance funding. Our four largest states by revenue, Texas, Utah, Missouri and Kansas, represented approximately 26%, 14%, 10% and 8%, respectively, of our total revenue in 2023. The following is a summary of key funding initiatives in those states:

- The Texas Department of Transportation ("TXDOT") fiscal year 2024-2025 biennial state budget bill was signed by the Governor of Texas on June 18, 2023. The TXDOT budget for fiscal year 2024 totals $18.54 billion, a 24% increase over fiscal year 2023 of $14.96 billion. Since the biennial budget for fiscal year 2023 was determined in 2021, prior to passage of the IIJA, the new bill is the first biennial state budget to incorporate increased federal funding under the IIJA.

- Total original transportation appropriation for the state of Utah in fiscal year 2024 is approximately $3.02 billion, 12% increase over fiscal year 2023 original transportation appropriations.

- Kansas Legislative Research Department report which details the legislatively approved budget for the Kansas Department of Transportation totals $2.16 billion for fiscal year 2024, a 5% increase over fiscal year 2023.

- The state budget for the Missouri Department of Transportation grew by 17% between fiscal year 2023 and fiscal year 2024, from $3.51 billion to $4.11 billion.

Use and consumption of our products fluctuate due to seasonality. Nearly all of the products used by us, and by our customers, in the private construction and public infrastructure industries are used outdoors. Our highway operations and production and distribution facilities are also located outdoors. Therefore, seasonal changes and other weather-related conditions, in particular extended rainy and cold weather in the spring and fall and major weather events, such as hurricanes, tornadoes, tropical storms, heavy snows and flooding, can adversely affect our business and operations through a decline in both the use of our products and demand for our services. In addition, construction materials production and shipment levels follow activity in the construction industry, which typically occurs in the spring, summer and fall. Warmer and drier weather during the second and third quarters of our fiscal year typically result in higher activity and revenue levels during those quarters. The first quarter of our fiscal year typically has lower levels of activity due to weather conditions.

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mix concrete and asphalt paving mix production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalator provisions in most of our private and commercial contracts limit our exposure to price fluctuations in this commodity. We often obtain similar escalators on public infrastructure contracts. In addition, as we seek to manage our risk to increasing energy prices, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials.

Combination with Argos North America Corp.

In January 2024, Summit completed a merger with Argos North America Corporation ("Argos USA"), Cementos Argos S.A., Argos SEM LLC and Valle Cement Investments, Inc., pursuant to which Summit acquired all of the outstanding equity interests (the "Transaction") of Argos USA from the Argos SEM LLC and Valle Cement Investments, Inc. in exchange for $1.2 billion of cash, the issuance of 54,720,000 shares of our Class A common stock and one preferred share in a transaction valued at approximately $3.2 billion. The purchase price is subject to customary adjustments, with any upward or downward adjustments made against the cash consideration. The Transaction Agreement contains customary representations and warranties, covenants and agreements, including entry into a stockholder agreement. The cash consideration was funded from the net proceeds of an $800 million offering of Senior Notes due 2031 and new term loan borrowings under our current credit facility.

The Argos USA assets include four integrated cement plants, two grinding facilities, 140 ready-mix concrete plants, eight ports and 10 inland terminals across the East and Gulf Coast regions, with a total installed cement grinding capacity of 9.6 million tons per annum and a total import capacity of 5.4 million tons of cement per annum. The import facilities allow the importing of cement from other countries, including a minimum quantity from a cement plant in Cartagena, Colombia, owned by Cementos Argos S.A., as stipulated under a cement supply agreement entered into upon closing the Transaction. The Argos USA assets included 1.2 billion tons of reserves and resources in four quarries.

For the year ended December 31, 2023, Argos USA sold approximately 6.7 million tons of cement and 5.2 million yards of ready-mix concrete, recognizing approximately $1.7 billion of revenue.

Financial Highlights— Year ended December 30, 2023

The principal factors in evaluating our financial condition and operating results for the year ended December 30, 2023 are:

- Net revenue increased 9.9% or $220.7 million in 2023 as compared to 2022, primarily resulting from increases in average sales prices and our acquisition program, which more than offset reduced volumes due to divestitures completed in 2022.
- Our operating income increased 15.5% or $41.6 million in 2023 as compared to 2022, as our increases in revenue exceeded inflationary impacts on our cost of revenue. We incurred $25.6 million of transaction and integration costs related to our agreement to combine with Argos USA, which reduced our operating income.
- Average sales price increased 14.6%, 13.2%, 11.2% and 15.6% in aggregates, cement, ready-mix concrete and asphalt, respectively.
- Sales volume decreased 1.9%, 6.8% and 2.7% in aggregates, cement and ready-mix concrete, respectively, and asphalt volumes remained flat.
- In December 2023, we issued $800.0 million of 7.250% senior notes due 2031 (the "2031 Notes"). The proceeds from the 2031 Notes were used, together with term loan borrowings, to finance the Argos USA acquisition.
- In 2023, we closed on three acquisitions in the West segment, including one in the Phoenix, Arizona market, and one in the East segment, for a total of $239.5 million using existing cash balances.
- In 2023, we divested two businesses in the West segment, resulting in cash proceeds of $65.6 million and a total gain on disposition of $15.0 million.
- In the second half of 2023, we paid $132.4 million to reacquire certain TRA interests, and recorded a tax receivable agreement benefit of $162.2 million as the cash paid to acquire the interests was less than the carrying value of the TRA liability, inclusive of annual adjustments to the TRA liability.

Components of Operating Results

Total Revenue

We derive our revenue predominantly by selling construction materials and products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related services that we provide are primarily asphalt paving services.

Revenue derived from the sale of construction materials is recognized when control transfers to unaffiliated customers. Typically this occurs when products are shipped. Product revenue generally includes sales of aggregates, cement and related downstream products and other materials to customers, net of discounts or allowances and taxes, if any.

Revenue derived from paving and related services is recognized using a method similar to the percentage-of-completion method, measured by the cost incurred to date compared to estimated total cost of each project. This method is used because management considers cost incurred to be the best available measure of progress on these contracts. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change over the life of the contract.

Operating Costs and Expenses

The key components of our operating costs and expenses consist of the following:

Cost of Revenue (excluding items shown separately)

Cost of revenue consists of all direct production and delivery costs and primarily includes labor, repair and maintenance, utilities, raw materials, fuel, transportation, subcontractor costs, and royalties. Our cost of revenue is directly affected by fluctuations in commodity energy prices, primarily diesel fuel, liquid asphalt and other petroleum-based resources. As a result, our adjusted cash gross profit margins can be significantly affected by changes in the underlying cost of certain raw materials if they are not recovered through corresponding changes in revenue. We attempt to limit our exposure to changes in commodity energy prices by entering into forward purchase commitments when appropriate. In addition, we have sales price adjustment provisions that provide for adjustments based on fluctuations outside a limited range in certain energy-related production costs. These provisions are in place for most of our public infrastructure contracts, and we seek to include similar price adjustment provisions in our private contracts.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel costs, including stock-based compensation charges, for our sales and marketing, administration, finance and accounting, legal, information systems, human resources and certain managerial employees. Additional expenses include audit, consulting and professional fees, travel, insurance, rental costs, property taxes and other corporate and overhead expenses.

Transaction and Integration Expenses

Transaction and integration expenses typically include finders fees, legal, accounting and other professional costs. Integration expenses represent costs incurred to combine the company and its acquired businesses. Integration expenses typically include strategic consulting services, facility consolidations, one time employee related costs such as retention and severance costs, costs of integrating information system infrastructure, enterprise planning systems, processes, and other non-recurring integration related costs. Costs incurred related to the revision or issuance of new debt to finance the transactions are recorded as deferred financing costs. Transaction and integration costs are combined and presented on one line item in the consolidated statements of operations.

Depreciation, Depletion, Amortization and Accretion

Our business is capital intensive. We carry property, plant and equipment on our balance sheet at cost, net of applicable depreciation, depletion and amortization. Depreciation on property, plant and equipment is computed on a straight-line basis or based on the economic usage over the estimated useful life of the asset. The general range of depreciable lives by category, excluding mineral reserves, which are depleted based on the units of production method on a site-by-site basis, is as follows:

Buildings and improvements	10 - 30 years
Plant, machinery and equipment	7 - 20 years
Office equipment	3 - 7 years
Truck and auto fleet	5 - 8 years
Mobile equipment and barges	6 - 8 years
Landfill airspace and improvements	10 - 30 years
Other	4 - 20 years

Amortization expense is the periodic expense related to leasehold improvements and intangible assets. The intangible assets were recognized with certain acquisitions and are generally amortized on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the life of the underlying asset or the remaining lease term.

Accretion expense is the periodic expense recorded for the accrued mining reclamation liabilities and landfill closure and post-closure liabilities using the effective interest method.

Results of Operations

The following discussion of our results of operations is focused on the key financial measures we use to evaluate the performance of our business from both a consolidated and operating segment perspective. Operating income and margins are discussed in terms of changes in volume, pricing and mix of revenue source (i.e., type of product sales or service revenue). We focus on operating margin, which we define as operating income as a percentage of net revenue, as a key metric when assessing the performance of the business, as analyzing changes in costs in relation to changes in revenue provides more meaningful insight into the results of operations than examining costs in isolation.

Operating income (loss) reflects our profit from operations after taking into consideration cost of revenue, general and administrative expenses, depreciation, depletion, amortization and accretion and gain on sale of property, plant and equipment. Cost of revenue generally increases ratably with revenue, as labor, transportation costs and subcontractor costs are recorded in cost of revenue. General and administrative expenses as a percentage of revenue vary throughout the year due to the seasonality of our business, and may also be impacted by acquisition and divestiture activities, depending on the size of the business acquired or divested. During 2023, our general and administrative expenses were not materially impacted by our acquisition or divestiture activity.

The table below includes revenue and operating income by segment for the periods indicated. Operating income (loss) by segment is computed as earnings before interest, loss on debt financings, tax receivable agreement expense, gain on sale of business, other income / expense and taxes.

	Year ended					
	December 30, 2023		December 31, 2022		January 1, 2022	
(in thousands)	Revenue	Operating income (loss)	Revenue	Operating income (loss)	Revenue	Operating income (loss)
West	$ 1,586,611	$ 217,800	$ 1,390,307	$ 181,837	$ 1,262,061	$ 171,164
East	650,207	86,640	664,479	64,567	849,374	90,403
Cement	382,650	104,898	357,736	89,155	298,234	66,131
Corporate (1)	—	(98,708)	—	(66,512)	—	(74,633)
Total	$ 2,619,468	$ 310,630	$ 2,412,522	$ 269,047	$ 2,409,669	$ 253,065

_____

(1)   Corporate results primarily consist of compensation and office expenses for employees included in the Company's headquarters.

Consolidated Results of Operations

The table below sets forth our consolidated results of operations for the periods indicated:

($ in thousands)	2023	2022	2021
Net revenue	$ 2,442,736	$ 2,222,084	$ 2,232,696
Delivery and subcontract revenue	176,732	190,438	176,973
Total revenue	2,619,468	2,412,522	2,409,669
Cost of revenue (excluding items shown separately below)	1,862,408	1,763,177	1,736,410
General and administrative expenses	210,357	186,860	193,476
Depreciation, depletion, amortization and accretion	217,550	200,450	229,366
Transaction and integration costs	26,813	3,358	3,252
Gain on sale of property, plant and equipment	(8,290)	(10,370)	(5,900)
Operating income	310,630	269,047	253,065
Interest expense	114,155	86,969	92,240
Loss on debt financings	493	1,737	6,016
Tax receivable agreement (benefit) expense	(162,182)	1,566	(6,779)
(Gain) loss on sale of businesses	(14,966)	(172,389)	(20,011)
Other income, net	(21,334)	(10,324)	(17,038)
Income from operations before taxes	394,464	361,488	198,637
Income tax expense	104,838	85,545	44,356
Net income	$ 289,626	$ 275,943	$ 154,281

Fiscal Year 2023 Compared to 2022

($ in thousands)	2023	2022	Variance	
Net revenue	$2,442,736	$2,222,084	$ 220,652	9.9 %
Operating income	310,630	269,047	41,583	15.5 %
Operating margin percentage	12.7 %	12.1 %		
Adjusted EBITDA (1)	$ 578,010	$ 491,476	$ 86,534	17.6 %
Adjusted EBITDA Margin (1)	23.7 %	22.1 %		

(1) Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures that we find helpful in monitoring the performance of our business. See "Non-GAAP Performance Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure.

Net revenue increased $220.7 million in the year ended December 30, 2023, primarily resulting from increases in our average sales prices and our acquisition program, which more than offset a $73.5 million decrease in net revenues due to divestitures. Of the increase in net revenue, $102.8 million was from increased sales of materials, $101.3 million from increased sales of products and $16.5 million from increased service revenue. We generated organic volume growth of 10.1% in asphalt, offset by a decrease of 3.1%, 6.8% and 12.2% in aggregates, cement and ready-mix concrete, respectively, during 2023 over the prior year period. We had organic price growth in our aggregates, cement, ready-mix and asphalt lines of business of 14.2%, 13.2%, 10.7% and 13.9%, respectively, during 2023.

Operating income increased by $41.6 million in 2023 as compared to 2022, as increases in revenue exceeded inflationary impacts on our cost of revenue and more than offset higher general and administrative expenses resulting from adjustments to estimates of health care and short term incentive amounts and $25.6 million of transaction and integration costs related to our combination with Argos USA.

For the year ended December 30, 2023, our operating margin percentage increased to 12.7% from 12.1% and adjusted EBITDA margin, as defined below, increased to 23.7% from 22.1% in 2023 as compared to 2022, due to the factors noted above.

As a vertically-integrated company, we include intercompany sales from materials to products and from products to services when assessing the operating results of our business. We refer to revenue inclusive of intercompany sales as gross revenue. These intercompany transactions are eliminated in the consolidated financial statements. Gross revenue by product was as follows:

($ in thousands)	2023	2022	Variance	
Revenue by product*:				
Aggregates	$ 807,473	$ 718,492	$ 88,981	12.4 %
Cement	359,965	341,082	18,883	5.5 %
Ready-mix concrete	745,107	688,185	56,922	8.3 %
Asphalt	312,742	274,805	37,937	13.8 %
Paving and related services	531,490	500,032	31,458	6.3 %
Other	(137,309)	(110,074)	(27,235)	(24.7)%
Total revenue	$ 2,619,468	$ 2,412,522	$ 206,946	8.6 %

* Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

Detail of our volumes and average selling prices by product for the years ended December 30, 2023 and December 31, 2022 were as follows:

	2023		2022		Percentage Change in	
	Volume (1)	Pricing (2)	Volume (1)	Pricing (2)	Volume	Pricing
	(in thousands)		(in thousands)			
Aggregates	58,406	$ 13.83	59,525	$ 12.07	(1.9)%	14.6 %
Cement	2,362	152.42	2,533	134.66	(6.8)%	13.2 %
Ready-mix concrete	4,909	151.79	5,043	136.47	(2.7)%	11.2 %
Asphalt	3,725	83.97	3,724	72.65	— %	15.6 %

(1)   Volumes are shown in tons for aggregates, cement and asphalt and in cubic yards for ready-mix concrete.

(2)   Pricing is shown on a per ton basis for aggregates, cement and asphalt and on a per cubic yard basis for ready-mix concrete.

Revenue from aggregates increased $89.0 million in the year ended December 30, 2023. Aggregate average sales prices of $13.83 per ton increased 14.6% in 2023 as compared to 2022, primarily due to pricing actions designed to more than offset recent inflationary conditions. We continue to focus on pricing to what local market conditions will allow. Organic aggregate volumes decreased 3.1% in 2023 as compared to 2022, primarily due to residential demand conditions, as well as unfavorable weather in certain geographies as noted below.

Revenue from cement increased $18.9 million in the year ended December 30, 2023. In 2023, organic cement volumes decreased 6.8% and organic cement average sales prices increased 13.2%, as compared to 2022.

Revenue from ready-mix concrete increased $56.9 million in the year ended December 30, 2023. In 2023, our ready-mix volumes decreased 2.7% and our average sales prices increased 11.2%. The volume decrease in 2023 occurred primarily in our South Texas market due to moderating demand in our residential markets, while our price increases occurred across all of our major markets.

Revenue from asphalt increased $37.9 million in the year ended December 30, 2023, primarily due to price increases. In 2023, organic pricing increased 13.9% and while volumes remained flat, organic volumes increased by 10.1%, with pricing and volume gains in our North Texas and Intermountain West geographies, as compared to 2022.

Other Financial Information

Transaction and Integration Costs

Our transaction and integration costs were $26.8 million and $3.4 million for the years ended December 30, 2023 and December 31, 2022, respectively. In 2023, $25.6 million of the transaction costs were related to our acquisition and integration costs associated with the agreement to combine with Argos USA, which closed in January 2024.

Interest expense

Our interest expense was $114.2 million and $87.0 million for the years ended December 30, 2023 and December 31, 2022, respectively, as rising interest rates led to higher interest expense in 2023. Additionally, in December 2023, we issued $800.0 million of 7.250% senior notes due in January 2031.

Loss on Debt Financings

In December 2022, we amended and extended our $509.6 million term loan. In connection with this transaction, charges of $1.7 million were recognized for the quarter ended December 31, 2022. The fees included $0.8 million of arrangement and third party fees, $0.4 million for the write-off of unamortized original issue discount and $0.5 million for the write-off of unamortized deferred financing fees.

In September 2021, we redeemed all $300.0 million 5.125% Senior Notes due 2025 using existing cash on hand. In connection with this transaction, charges of $6.0 million were recognized in the quarter ended October 2, 2021. The fees included $3.9 million for the applicable prepayment premium and $2.1 million for the write-off of unamortized deferred financing fees.

Gain on Sale of Businesses

We continue to make progress on our strategy to divest certain businesses through portfolio optimization. In 2023, we sold two businesses in the West segment, resulting in cash proceeds of $65.6 million and a net gain on disposition of businesses of $15.0 million. In 2022, we sold three businesses in the East segment, resulting in cash proceeds of $373.1 million and a net gain on disposition of businesses of $172.4 million.

Tax Receivable Agreement (Benefit) Expense

Our TRA (benefit) expense for the years ended December 30, 2023 and December 31, 2022 was $(162.2) million and $1.6 million, respectively. In the second half of 2023, we acquired certain interests in our TRA agreement for $132.4 million, and recognized a benefit of $157.5 million reflecting the difference between the carrying value of the related TRA liability and the cash payment made to acquire the interests. Further, each year, we update our estimate as to when TRA payments will be made. When payments are made under the TRA, a portion of the payment made will be characterized as imputed interest under Internal Revenue Service ("IRS") regulations. We also updated our estimate of the state income tax rate that will be in effect at the date the TRA payments are made. As a result of updated state income tax rate, and the timing of expected utilization of attributes noted above, we adjusted our TRA liability by approximately $4.7 million.

Income Tax Expense

Our income tax expense for the years ended December 30, 2023 and December 31, 2022 was $104.8 million and $85.5 million, respectively.. The effective tax rate for Summit Inc. differs from the federal statutory tax rate primarily due to (1) the non-taxability of the tax receivable agreement benefit (2) tax depletion expense in excess of the expense recorded under U.S. GAAP, (3) basis differences in assets divested, (4) state taxes, (5) the minority interest in the Summit Holdings partnership that is allocated outside of the Company and (6) various other items such as limitations on meals and entertainment, certain stock compensation and other costs.

As of December 30, 2023 and December 31, 2022, Summit Inc. had a valuation allowance of $1.1 million and $1.1 million against our deferred tax assets, respectively.

Segment Results of Operations

West Segment

($ in thousands)	2023	2022	Variance	
Net revenue	$1,472,871	$1,272,041	$ 200,830	15.8 %
Operating income	217,800	181,837	35,963	19.8 %
Operating margin percentage	14.8 %	14.3 %		
Adjusted EBITDA (1)	$ 331,136	$ 280,557	$ 50,579	18.0 %
Adjusted EBITDA Margin (1)	22.5 %	22.1 %		

_____

(1) Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures that we find helpful in monitoring the performance of our business. See "Non-GAAP Performance Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure.

Net revenue in the West segment increased $200.8 million in the year ended December 30, 2023, due to net revenue increases across all lines of business and from the impact of acquisitions of $107.7 million. Organic aggregate volumes decreased 8.3% in 2023 as compared to 2022, while organic aggregates average sales prices increased 16.2%, as price increases were implemented across all geographies to help offset inflationary factors. Organic ready-mix concrete volumes decreased 12.9% and our organic ready-mix concrete average sales prices increased 10.8%. Higher mortgage interest rates are negatively impacting residential demand and, by extension limiting residential construction activity. These conditions are affecting, to varying degrees, our two largest markets, Houston and Salt Lake City.

The West segment's operating income increased $36.0 million and Adjusted EBITDA increased $50.6 million in the year ended December 30, 2023. The increases in operating income and Adjusted EBITDA in 2023 occurred primarily due to increases in average sales prices for aggregates and ready-mix concrete. The operating margin percentage in the West segment increased slightly in 2023 as compared to 2022, due to increases in our average sales prices which exceeded our costs of revenue.

Gross revenue by product/service was as follows:

($ in thousands)	2023		2022		Variance		
Revenue by product*:							
Aggregates	$	399,323	$	360,531	$	38,792	10.8 %
Ready-mix concrete		659,133		592,306		66,827	11.3 %
Asphalt		286,267		213,617		72,650	34.0 %
Paving and related services		478,628		388,280		90,348	23.3 %
Other		(236,740)		(164,427)		(72,313)	(44.0)%
Total revenue	$	1,586,611	$	1,390,307	$	196,304	14.1 %

_____

*   Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

The West segment's percent changes in sales volumes and pricing comparing 2023 to 2022 were as follows:

	Percentage Change in	
	Volume	Pricing
Aggregates	(5.0)%	16.7 %
Ready-mix concrete	0.2 %	11.0 %
Asphalt	17.4 %	14.2 %

Revenue from aggregates in the West segment increased $38.8 million in 2023 over 2022, due to an increase in aggregates sales pricing and approximately $14.0 million came from acquisitions. Aggregates pricing in 2023 increased 16.7% when compared to 2022, as we implemented price increases in all our markets. Aggregates volumes decreased 5.0% in 2023, primarily due to decreases in our British Columbia and South Texas markets.

Revenue from ready-mix concrete in the West segment increased $66.8 million in 2023 over 2022, of which approximately $86.2 million came from acquisitions. For the year ended December 30, 2023, organic ready-mix concrete prices increased 10.8%, as price increases were implemented to help offset inflationary factors. For the year ended December 30, 2023, our ready-mix concrete organic volumes decreased 12.9% due to reduced residential demand.

Revenue from asphalt in the West segment increased $72.7 million in 2023, as asphalt volumes increased 17.4% and asphalt pricing increased 14.2%. The volume increase was primarily due to growth in our North Texas, Intermountain West and British Columbia markets. Revenue for paving and related services in the West segment increased by $90.3 million in 2023, primarily due to increased demand.

Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue for the year ended December 30, 2023 was approximately $20.5 million and $157.8 million, respectively.

East Segment

($ in thousands)	2023		2022		Variance		
Net revenue	$	587,215	$	592,307	$	(5,092)	(0.9)%
Operating income		86,640		64,567		22,073	34.2 %
Operating margin percentage		14.8 %		10.9 %			
Adjusted EBITDA (1)	$	150,609	$	129,203	$	21,406	16.6 %
Adjusted EBITDA Margin (1)		25.6 %		21.8 %			

_____

(1)   Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures that we find helpful in monitoring the performance of our business. See "Non-GAAP Performance Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure.

Net revenue in the East segment decreased $5.1 million in 2023 over 2022, primarily due to a $74.2 million decrease from divestitures which occurred during 2022. Increases in average selling prices in all of our markets was offset by the volume declines from our divestiture program.

Operating income in the East segment increased $22.1 million, as increases in average sales prices exceeded inflationary increases in our cost of revenue. Adjusted EBITDA increased $21.4 million in 2023 over 2022, which more than overcame the negative impact to Adjusted EBITDA from divestitures of $3.1 million. Operating margin percentage in 2023 increased to 14.8% from 10.9% in 2022, and adjusted EBITDA margin in 2023 increased to 25.6% from 21.8% in 2022, due to the items noted above.

Gross revenue by product/service was as follows:

($ in thousands)	2023		2022		Variance		
Revenue by product*:							
Aggregates	$	408,150	$	357,961	$	50,189	14.0 %
Ready-mix concrete		85,974		95,879		(9,905)	(10.3)%
Asphalt		26,475		61,188		(34,713)	(56.7)%
Paving and related services		52,862		111,752		(58,890)	(52.7)%
Other		76,746		37,699		39,047	103.6 %
Total revenue	$	650,207	$	664,479	$	(14,272)	(2.1)%

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*   Revenue by product includes intercompany and intracompany sales transferred at market value. The elimination of intracompany transactions is included in Other. Revenue from the liquid asphalt terminals is included in asphalt revenue.

The East segment's percent changes in sales volumes and pricing in 2023 as compared to 2022 were as follows:

	Percentage Change in	
	Volume	Pricing
Aggregates	1.8 %	12.0 %
Ready-mix concrete	(18.9)%	10.5 %
Asphalt	(59.7)%	15.1 %

Revenue from aggregates in the East segment increased $50.2 million in the year ended December 30, 2023. Aggregate volumes in 2023 increased 1.8%, and excluding the impact of the divestitures in 2023, aggregate volumes increased 5.7%. The volume increase in aggregates occurred primarily in our Virginia market. Aggregates pricing increased 12.0% in 2023 due to increases in all of our markets.

Revenue from ready-mix concrete in the East segment decreased $9.9 million in 2023, as our organic ready-mix concrete volumes decreased 8.2% primarily due to our divestiture program. In 2023, organic ready-mix average sales prices increased 10.9% due to pricing gains in all of our markets.

Revenue from asphalt decreased $34.7 million in 2023, primarily due to divestitures. Asphalt pricing increased 15.1% in 2023, due to increases in liquid asphalt. Paving and related service revenue decreased $58.9 million in 2023, primarily due to our divestitures noted above.

Prior to eliminations of intercompany transactions, the net effect of volume and pricing changes on gross revenue for the year ended December 30, 2023 was approximately $(15.8) million and $21.4 million, respectively.

Cement Segment

($ in thousands)	2023		2022		Variance		
Net revenue	$	382,650	$	357,736	$	24,914	7.0 %
Operating income		104,898		89,155		15,743	17.7 %
Operating margin percentage		27.4 %		24.9 %			
Adjusted EBITDA (1)	$	144,040	$	125,582	$	18,458	14.7 %
Adjusted EBITDA Margin (1)		37.6 %		35.1 %			

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(1)   Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures that we find helpful in monitoring the performance of our business. See "Non-GAAP Performance Measures" below for the definitions of Adjusted EBITDA and Adjusted EBITDA Margin and for a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable GAAP measure.

Net revenue in the Cement segment increased $24.9 million in 2023 over 2022, primarily due to increased organic average selling prices of 13.2%, which were partially offset by decreased organic cement volumes of 6.8%.

The Cement segment's operating income increased $15.7 million and Adjusted EBITDA increased $18.5 million in 2023. Operating margin percentage for the year ended December 30, 2023 increased to 27.4% from 24.9% in the prior year. Adjusted EBITDA margin percentage for the year ended December 30, 2023 increased to 37.6% from 35.1% in the prior year. The increases noted above benefited from higher average sales prices that exceeded inflationary pressures and increased product mix of internally produced cement over imported.

Gross revenue by product was as follows:

($ in thousands)	2023	2022	Variance	
Revenue by product*:				
Cement	$ 359,965	$ 341,082	$ 18,883	5.5 %
Other	22,685	16,654	6,031	36.2 %
Total revenue	$ 382,650	$ 357,736	$ 24,914	7.0 %

_____

* Revenue from waste processing and the elimination of intracompany transactions are included in Other.

The Cement segment's percent changes in sales volumes and pricing in 2023 from 2022 were as follows:

	Percentage Change in	
	Volume	Pricing
Cement	(6.8)%	13.2 %

Revenue from cement increased $18.9 million in 2023, due to increased pricing of 13.2%, which more than offset decreased volumes of 6.8%. The volume decrease was primarily due to a large non-recurring project from 2022, deferred paving projects in our northern markets due to wet weather, and an overall moderate decline in market demand.

Liquidity and Capital Resources

Our primary sources of liquidity include cash on-hand, cash provided by operations, amounts available for borrowing under our senior secured credit facilities and capital-raising activities in the debt and capital markets. In addition to our current sources of liquidity, we have access to liquidity through public offerings of shares of our Class A common stock. To facilitate such offerings, in January 2023, we filed a shelf registration statement with the SEC that will expire in January 2026. The amount of Class A common stock to be issued pursuant to this shelf registration statement was not specified when it was filed and there is no specific limit on the amount we may issue. The specifics of any future offerings, along with the use of the proceeds thereof, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering.

As of December 30, 2023, we had $374.2 million in cash and cash equivalents and $609.2 million of working capital as compared to $520.5 million and $762.5 million, respectively, at December 31, 2022. Working capital is calculated as current assets, except for restricted cash, less current liabilities. There was a restricted cash balance of $800 million related to the 2031 Notes, noted below, as of December 30, 2023, and no restricted cash balance as of December 31, 2022.

Our remaining borrowing capacity on our $395.0 million senior secured revolving credit facility as of December 30, 2023 was $374.1 million, which is net of $20.9 million of outstanding letters of credit, and is fully available to us within the terms and covenant requirements of our credit agreement. In January 2024, we amended our senior secured revolving credit facility, increasing the total availability to $625.0 million.

In March 2022, our Board of Directors authorized a share repurchase program, whereby we can repurchase up to $250.0 million of our Class A common stock. During the first nine months of 2022, we repurchased 3.4 million shares of Class A common stock for $101.0 million. As of December 30, 2023, approximately $149.0 million remained available for share repurchases under the share repurchase program.

Given the seasonality of our business, we typically experience significant fluctuations in working capital needs and balances throughout the year. Our working capital requirements generally increase during the first half of the year as we build up inventory and focus on repair and maintenance and other set-up costs for the upcoming season. Working capital levels then decrease as the construction season winds down and we enter the winter months, which is when we see significant inflows of cash from the collection of receivables.

Our acquisition strategy has at times required us to raise capital through equity issuances or debt financings. As of December 30, 2023 and December 31, 2022, our long-term borrowings totaled $2.3 billion and $1.5 billion, for which we incurred $101.8 million and $77.0 million of interest expense, respectively. Our senior secured revolving facility has been adequate to fund our seasonal working capital needs and certain acquisitions. We had no outstanding borrowings on the senior secured revolving credit facility as of December 30, 2023.

For details regarding certain other material cash requirements from known contractual and other obligations see "— Contractual Obligations" below.

During 2023, we also received $65.6 million in proceeds from divestitures as part of our Elevate Summit strategy. Management will continue to optimize the portfolio, which could include future divestitures.

We believe we have access to sufficient financial resources from our liquidity sources to fund our business and operations, including contractual obligations, capital expenditures and debt service obligations, for at least the next twelve months. Our growth strategy contemplates future acquisitions for which we believe we have sufficient access to capital. We also plan to divest of certain dilutive businesses as we rationalize our portfolio, which will also generate additional capital.

As market conditions warrant, we may, from time to time, seek to purchase our outstanding debt securities or loans, including Senior Notes and borrowings under our senior secured credit facilities. Such transactions could be privately negotiated, open market transactions, tender offers or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may equate to a substantial amount of a particular class or series of debt, which may reduce the trading liquidity of such class or series.

Our Long-Term Debt

Please refer to the notes to the consolidated financial statements found elsewhere in this report for detailed information regarding our long-term debt and senior secured revolving credit facility, scheduled maturities of long-term debt and affirmative and negative covenants. Among other things, we are required to maintain a Consolidated First Lien Net Leverage Ratio that is no greater than 4.75 to 1.00. Our first lien net leverage ratio, for purposes of this maintenance requirement, is calculated following each quarter based on information for the most recently ended four fiscal quarters for which internal financial information is available by dividing our Consolidated First Lien Net Debt as of the end of such period by our Consolidated EBITDA for such period. Consolidated EBITDA for purposes of our senior secured credit facility is calculated in accordance with our presentation of Further Adjusted EBITDA below. We define Further Adjusted EBITDA as Adjusted EBITDA plus transaction costs and the EBITDA contribution of certain recent acquisitions.

For the years ended December 30, 2023 and December 31, 2022, our Consolidated First Lien Net Leverage Ratio was 0.29 to 1.00 and 0.01 to 1.00, respectively, based on consolidated first lien net debt of $167.2 million and $3.2 million as of December 30, 2023 and December 31, 2022, respectively, divided by Further Adjusted EBITDA of $581.6 million and $493.0 million for the years ended December 30, 2023 and December 31, 2022, respectively. As of December 30, 2023 and December 31, 2022, we were in compliance with all debt covenants.

The following table sets forth a reconciliation of net income to Adjusted EBITDA and Further Adjusted EBITDA for the periods indicated. Adjusted EBITDA and Further Adjusted EBITDA are not U.S. GAAP measures and should not be considered in isolation, or as a substitute for our results as reported under U.S. GAAP.

($ in thousands)	2023	2022	2021
Net income	$ 289,626	$ 275,943	$ 154,281
Interest expense	114,155	86,969	92,240
Income tax expense (benefit)	104,838	85,545	44,356
Depreciation, depletion, and amortization	214,418	197,837	226,442
EBITDA	$ 723,037	$ 646,294	$ 517,319
Accretion	3,132	2,613	2,924
Loss on debt financings	493	1,737	6,016
Tax receivable agreement (benefit) expense	(162,182)	1,566	(6,779)
Gain on sale of business	(14,966)	(172,389)	(20,011)
Non-cash compensation(a)	20,326	18,347	19,705
Argos USA acquisition and integration costs(b)	25,591	—	—
Other(c)	(17,421)	(6,692)	908
Adjusted EBITDA	$ 578,010	$ 491,476	$ 520,082
Transaction costs(d)	1,222	3,358	3,252
EBITDA for certain acquisitions, net of divestitures(e)	2,345	(1,827)	(2,992)
Further Adjusted EBITDA	$ 581,577	$ 493,007	$ 520,342

(a) Represents non-cash equity-based compensation granted to employees.

(b) The adjustment for acquisition and integration costs related to the agreement to combine with Argos USA is comprised of banking fees, advisory, legal and professional fees incurred relating to our agreement to combine with Argos USA.

(c) Consists primarily of interest income earned on cash balances. Includes the net (gain) loss recognized on assets identified for disposal, non-recurring or one time income and expense items that were incurred outside normal operating activities such as integration costs, unrealized currency gains and losses and interest, tax, depreciation on unconsolidated joint ventures and fair value adjustments to contingent consideration obligations that originated with various acquisitions.

(d) Represents the non-Argos USA transaction expenses associated with closed and probable acquisitions and divestitures, consisting primarily of accounting, legal, valuation and financial advisory fees.

(e) Under the terms of our credit facilities, we include EBITDA from our acquisitions, net of dispositions, in each fiscal year for periods prior to acquisition. We believe this provides our lenders with a more meaningful view of our EBITDA across all periods by making the information more comparable.

At December 30, 2023 and December 31, 2022, $2.3 billion and $1.5 billion of total debt was outstanding under our respective debt agreements, respectively. During 2022, we repaid $95.6 million of our term loan under provisions related to the divestitures of businesses. Summit LLC's senior secured credit facilities provide for term loans in an aggregate amount of $504.5 million and revolving credit commitments in an aggregate amount of $395.0 million (the "Senior Secured Credit Facilities"). Summit LLC's domestic wholly-owned subsidiary companies are named as guarantors of the Senior Notes and the Senior Secured Credit Facilities. Certain other partially-owned subsidiaries, and the wholly-owned Canadian subsidiary, Mainland, do not guarantee the Senior Notes or Senior Secured Credit Facilities. Summit LLC has pledged substantially all of its assets as collateral (other than real property and other customary exceptions) for the Senior Secured Credit Facilities.

Senior Notes

In December 2023, Summit LLC and Summit Finance (together, the "Issuers") issued $800 million in aggregate principal amount of 7.25% senior notes due January 15, 2031 ("2031 Notes"). The 2031 Notes were issued at 100.0% of their par value. Interest on the 2031 Notes is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2024. The gross proceeds of the 2031 Notes were held in escrow as of December 30, 2023 as the proceeds were restricted to use for the Argos USA cash consideration. In January 2024, the cash proceeds were released at closing of the Argos USA transaction.

On September 27, 2021, the Issuers redeemed all $300.0 million in aggregate principal amount of their 5.125% senior notes due June 1, 2025 ("2025 Notes") using existing cash on hand at a price equal to par plus an applicable premium and the indenture under which the 2025 Notes were issued was satisfied and discharged. As a result of the redemption, charges of $6.0 million were recognized in the quarter ended October 2, 2021, which included charges of $3.9 million for the applicable redemption premium and $2.1 million for the write-off of the deferred financing fees.

Senior Secured Credit Facilities

On January 12, 2024, Summit Materials, LLC entered into Amendment No. 7 to the credit agreement governing the Senior Secured Credit Facilities (the "Credit Agreement"), which among other things, (a) increased the total aggregate commitments under the Revolving Credit Facility from $395.0 million to $625.0 million and (b) reduced the applicable margin of the Revolving Credit Facility (with no leverage-based step downs) to (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero (and no credit spread adjustment), (c) refinanced the $504.5 million of our existing senior secured term loans and increased the amount of term loans by an additional $505.5 million for a total aggregate principal amount of $1,010 million with a maturity date of January 10, 2029 and (d) reduced the applicable margin with respect to our existing term loans and which is applicable to our Term Loan Facility to (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero (and no credit spread adjustment).

On January 10, 2023, Summit Materials, LLC entered into Amendment No. 6 to the Credit Agreement, which among other things, increased the maximum amount available under the Revolving Credit Facility to $395.0 million and extended the maturity date to January 10, 2028.

On December 14, 2022, Summit Materials, LLC entered into Amendment No. 5 to the Credit Agreement, which among other things, (a) refinanced the existing $509.6 million of existing term loans with new term loans under the Term Loan Facility and (b) extended the maturity date to December 14, 2027.

There were no outstanding borrowings under the Revolving Credit Facility as of December 30, 2023 or December 31, 2022. As of December 30, 2023, we had remaining borrowing capacity of $374.1 million under the Revolving Credit Facility, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company's insurance liabilities.

Summit LLC's Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 30, 2023 and December 31, 2022, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC's wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, with the exception of real property and subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

Cash Flows

The following table summarizes our net cash provided by and used for operating, investing and financing activities and our capital expenditures for the periods indicated:

($ in thousands)	Summit Inc.		Summit LLC	
	2023	2022	2023	2022
Net cash provided by (used in):				
Operating activities	$ 438,860	$ 284,098	$ 438,940	$ 283,553
Investing activities	(420,264)	95,822	(420,264)	95,822
Financing activities	633,784	(238,993)	615,211	(238,448)

Operating Activities

During the year ended December 30, 2023, cash provided by operating activities was $438.9 million primarily as a result of:

- Net income of $289.6 million, adjusted for $302.5 million of non-cash expenses, including $226.6 million of depreciation, depletion, amortization and accretion, $20.3 million of share-based compensation and $79.1 million of change in deferred tax asset, net, offset by the net gain on asset and business divestitures of $23.3 million.

- Billed and unbilled accounts receivable increased by $30.0 million in fiscal 2023 as a result of our sales in the latter part of 2023 exceeding those levels of 2022.

- The timing of payments associated with accounts payable and accrued expenses of cash, which is consistent with the seasonality of our business whereby we build-up inventory levels and incur repairs and maintenance costs to ready the business for increased sales volumes in the summer and fall. These costs are typically incurred in the first half of the year and paid by year-end. In addition, we made $99.0 million of interest payments in 2023.

- We recognized a tax receivable benefit of $154.2 million related to acquiring certain TRA interests at less than their carrying value.

During the year ended December 31, 2022, cash provided by operating activities was $284.1 million primarily as a result of:

- Net income of $275.9 million, adjusted for $117.6 million of non-cash expenses, including $212.5 million of depreciation, depletion, amortization and accretion, $18.3 million of share-based compensation and $69.6 million of change in deferred tax asset, net, offset by the net gain on asset and business divestitures of $182.3 million.

- Billed and unbilled accounts receivable decreased by $5.8 million in fiscal 2022 as a result of our sales in the latter part of 2022 exceeding those levels of 2021.

- The timing of payments associated with accounts payable and accrued expenses of cash, which is consistent with the seasonality of our business whereby we build-up inventory levels and incur repairs and maintenance costs to ready the business for increased sales volumes in the summer and fall. These costs are typically incurred in the first half of the year and paid by year-end. In addition, we made $76.3 million of interest payments in 2022.

Investing Activities

During the year ended December 30, 2023, cash used for investing activities was $420.3 million, of which $255.6 million was invested in capital expenditures and $239.5 million was used for acquisitions in the West and East segments, and was partially offset by $65.6 million of proceeds from the sale of businesses and $14.4 million of proceeds from asset sales.

During the year ended December 31, 2022, cash provided by investing activities was $95.8 million, resulting from $373.1 million of proceeds from the sale of businesses, which more than offset $22.7 million related to acquisitions completed in the period and $266.7 million was invested in capital expenditures. In addition, during 2022, we received $15.4 million of proceeds from asset sales.

Financing Activities

During the year ended December 30, 2023, cash provided by financing activities was $633.8 million, primarily due to receiving $800.0 million from proceeds of debt issuance, partially offset by purchase of certain TRA interests for $132.4 million. We made $10.4 million of payments on debt and $12.4 million of payments on acquisition related liabilities.

During the year ended December 31, 2022, cash used for financing activities was $239.0 million. We made $122.5 million of payments on debt, including the $95.6 million prepayment of the term loan due to our divestiture program, $13.4 million of payments on acquisition related liabilities and used $101.0 million to repurchase shares of Class A common stock.

Cash Paid for Capital Expenditures

We expended approximately $255.6 million in capital expenditures for the year ended December 30, 2023 compared to $266.7 million in the year ended December 31, 2022.

We estimate that we will invest between $430 million and $470 million in capital expenditures in 2024, which includes capital related to Argos USA. The timing of our greenfield expenditures is dependent upon the timing of when permits may be issued. We expect to fund our capital expenditure program through cash on hand, cash from operations, outside financing arrangements and available borrowings under our revolving credit facility.

Tax Receivable Agreement

Exchanges of LP Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Summit Holdings. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that Summit Inc. would otherwise be required to pay in the future. In connection with the IPO, we entered into a TRA with the holders of LP Units that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. is deemed to realize as a result of these increases in tax basis and certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. The increases in tax basis as a result of an exchange of LP Units for shares of Class A common stock, as well as the amount and timing of any payments under the TRA, are difficult to accurately estimate as they will vary depending upon a number of factors, including:

- *the timing of exchanges*—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Summit Holdings at the time of each exchange;

- *the price of shares of our Class A common stock at the time of the exchange*—the increase in any tax deductions, as well as the tax basis increase in other assets, of Summit Holdings, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;

- *the extent to which such exchanges are taxable*—if an exchange is not taxable for any reason, increased deductions will not be available;

- *the amount and timing of our income*—Summit Inc. is required to pay 85% of the cash tax savings, if any, as and when realized. If Summit Inc. does not have taxable income, Summit Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no cash tax savings will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year will likely generate tax attributes that may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax savings that will result in payments under the tax receivable agreement; and

- *the effective tax rate* – The benefit that Summit Inc. realizes is dependent on the tax rate in effect at the time taxable income is generated.

In the second half of 2023, Summit LLC reached an agreement to acquire all of the rights and interests in the TRA from affiliates of Blackstone Inc. and certain other TRA holders for cash consideration of $132.4 million. In connection with these transactions, Summit LLC and Summit Inc. reached an agreement whereby the maximum amount Summit Inc is obligated to pay Summit LLC for the TRA interest is limited to the amount Summit LLC paid for the TRA interests. The cash paid for TRA interests acquired was less than their carrying value, accordingly Summit Inc. recognized a TRA benefit of $157.5 million in the accompanying consolidated statement of operations.

We anticipate funding payments under the TRA from cash flows from operations, available cash and available borrowings under our Revolving Credit Facility. As of December 30, 2023, we had accrued $41.7 million as TRA liability. Of the total TRA liability, $0.5 million is expected to be paid in the next twelve months.

In addition, the TRA provides that upon certain changes of control, Summit Inc.'s (or its successor's) obligations would be based on certain assumptions, including that Summit Inc. would have sufficient taxable income to fully utilize the deductions arising from tax basis and other tax attributes subject to the TRA. With respect to our obligations under the TRA relating to previously exchanged or acquired LP Units and certain net operating losses, we would be required to make a payment equal to the present value (at a discount rate equal to one year SOFR plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph. In the second quarter 2023, the TRA agreement was amended to change the early termination calculation from a LIBOR based rate to a SOFR rate.

Furthermore, Summit Inc. may elect to terminate the TRA early by making an immediate payment equal to the present value of the anticipated future cash tax savings. In determining such anticipated future cash tax savings, the TRA includes several assumptions, including that (i) any LP Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) Summit Inc. will have sufficient taxable income in each future taxable year to fully realize all potential tax savings, (iii) Summit Inc. will have sufficient taxable income to fully utilize any remaining net operating losses subject to the TRA on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change of control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax savings are discounted at a rate equal to SOFR plus 100 basis points.

As a result of the change in control provisions and the early termination right, Summit Inc. could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual cash tax savings that Summit Inc. realizes in respect of the tax attributes subject to the TRA (although any such overpayment would be taken into account in calculating future payments, if any, under the TRA) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of Summit Inc. would be automatically accelerated and be immediately due and payable in the event that Summit Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity.

Under the terms of the TRA, we can terminate the TRA at any time, which would trigger a cash payment to the pre-IPO owners. Based upon a $38.46 share price of our Class A common stock, which was the closing price on December 29, 2023, and a contractually defined discount rate of 6.39%, we estimate that if Summit Inc. were to exercise its termination right, the aggregate amount of these termination payments would be approximately $32.3 million.

Contractual Obligations

The following table presents, as of December 30, 2023, our obligations and commitments to make future payments under contracts and contingent commitments (in thousands).

	Payments Due by Period						
(in thousands)	Total	2024	2025	2026	2027	2028	Thereafter
Short term borrowings and long-term debt, including current portion	$ 2,304,464	$ 3,822	$ 6,369	$ 5,096	$ 789,177	$ —	$ 1,500,000
Finance lease obligations	23,416	5,221	4,169	2,769	2,585	2,384	6,288
Operating lease obligations	51,216	10,454	8,287	6,522	4,822	3,457	17,674
Interest payments (1)	853,722	132,388	161,294	157,036	144,879	94,750	163,375
Acquisition-related liabilities	51,457	7,009	9,018	8,223	7,052	7,724	12,431
Royalty payments	221,083	12,517	12,235	11,151	10,749	10,243	164,188
Asset retirement obligation payments	141,753	6,262	4,321	3,657	3,876	8,308	115,329
Purchase commitments (2)	37,939	37,939	—	—	—	—	—
Payments pursuant to tax receivable agreement (3)	41,740	464	163	451	2,744	3,898	34,020
Other	3,822	3,785	37	—	—	—	—
Total contractual obligations	$ 3,730,612	$ 219,861	$ 205,893	$ 194,905	$ 965,884	$ 130,764	$ 2,013,305

_____

(1)   Future interest payments were calculated using the applicable fixed and floating rates charged by our lenders in effect as of December 30, 2023 and may differ from actual results.

(2)   Amounts represent purchase commitments entered into in the normal course of business, primarily for fuel purchases, the terms of which are generally one year.

(3)   The total amount payable under our TRA is estimated at $41.7 million as of December 30, 2023. Under the terms of the TRA, payment of amounts benefiting us is due to the pre-IPO owners within four months of the tax returns being submitted to the respective regulatory agencies when the benefits are realized. The estimated timing of TRA payments is subject to a number of factors, primarily around the timing of the generation of future taxable income in future years, which will be impacted by business activity in those periods.

Commitments and Contingencies

We are party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all pending or threatened claims and litigation will not have a material effect on our consolidated financial position, results of operations or liquidity. We record legal fees as incurred.

In March 2018, we were notified of an investigation by the CCB into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan. We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are not able to predict the ultimate outcome or cost of the investigation at this time.

Environmental Remediation and Site Restoration—Our operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. We regularly monitor and review its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of our business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities and noncompliance will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

Other—We are obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations, and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

Off-Balance Sheet Arrangements

As of December 30, 2023, we had no material off-balance sheet arrangements.

Non-GAAP Performance Measures

We evaluate our operating performance using metrics that we refer to as "Adjusted EBITDA," "Adjusted EBITDA Margin," "Adjusted Cash Gross Profit" and "Adjusted Cash Gross Profit Margin" which are not defined by U.S. GAAP and should not be considered as an alternative to earnings measures defined by U.S. GAAP. We define Adjusted EBITDA as EBITDA, adjusted to exclude accretion, loss on debt financings, gain on sale of business, non-cash compensation, Argos USA acquisition and integration costs and certain other non-cash and non-operating items. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenue. We define Adjusted Cash Gross Profit as operating income before general and administrative expenses, depreciation, depletion, amortization and accretion and Adjusted Cash Gross Profit Margin as Adjusted Cash Gross Profit as a percentage of net revenue.

We present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Cash Gross Profit and Adjusted Cash Gross Profit Margin for the convenience of investment professionals who use such metrics in their analyses. The investment community often uses these metrics to assess the operating performance of a company's business and to provide a consistent comparison of performance from period to period. We use these metrics, among others, to assess the operating performance of our individual segments and the consolidated company.

Non-GAAP financial measures are not standardized; therefore, it may not be possible to compare such financial measures with other companies' non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated financial statements in their entirety and not rely on any single financial measure.

The tables below reconcile our net income (loss) to EBITDA and Adjusted EBITDA, present Adjusted EBITDA by segment and reconcile operating income to Adjusted Cash Gross Profit for the periods indicated:

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment	Year ended December 30, 2023				
	West	East	Cement	Corporate	Consolidated
($ in thousands)					
Net income (loss)	$ 246,929	$ 99,692	$ 125,238	$ (182,233)	$ 289,626
Interest (income) expense	(15,469)	(12,187)	(20,505)	162,316	114,155
Income tax expense (1)	5,164	—	—	99,674	104,838
Depreciation, depletion and amortization	110,140	60,763	39,228	4,287	214,418
EBITDA	$ 346,764	$ 148,268	$ 143,961	$ 84,044	$ 723,037
Accretion	1,160	1,893	79	—	3,132
Loss on debt financings	—	—	—	493	493
Tax receivable agreement benefit (1)	—	—	—	(162,182)	(162,182)
Gain on sale of businesses	(14,966)	—	—	—	(14,966)
Non-cash compensation	—	—	—	20,326	20,326
Argos USA acquisition and integration costs (2)	—	—	—	25,591	25,591
Other (3)	(1,822)	448	—	(16,047)	(17,421)
Adjusted EBITDA	$ 331,136	$ 150,609	$ 144,040	$ (47,775)	$ 578,010
Adjusted EBITDA Margin (4)	22.5 %	25.6 %	37.6 %		23.7 %

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment	Year ended December 31, 2022				
	West	East	Cement	Corporate	Consolidated
($ in thousands)					
Net income (loss)	$ 196,586	$ 118,635	$ 110,017	$ (149,295)	$ 275,943
Interest (income) expense	(17,123)	(11,857)	(20,463)	136,412	86,969
Income tax expense (benefit) (1)	3,025	(106)	—	82,626	85,545
Depreciation, depletion and amortization	96,939	61,697	35,968	3,233	197,837
EBITDA	$ 279,427	$ 168,369	$ 125,522	$ 72,976	$ 646,294
Accretion	953	1,600	60	—	2,613
Loss on debt financings	—	—	—	1,737	1,737
Tax receivable agreement expense (1)	—	—	—	1,566	1,566
Gain on sale of businesses	—	(40,952)	—	(131,437)	(172,389)
Non-cash compensation	—	—	—	18,347	18,347
Other (3)	177	186	—	(7,055)	(6,692)
Adjusted EBITDA	$ 280,557	$ 129,203	$ 125,582	$ (43,866)	$ 491,476
Adjusted EBITDA Margin (4)	22.1 %	21.8 %	35.1 %		22.1 %

Reconciliation of Net Income (Loss) to Adjusted EBITDA	Year ended January 1, 2022				
by Segment	West	East	Cement	Corporate	Consolidated
($ in thousands)					
Net income (loss)	$ 181,253	$ 122,321	$ 95,352	$ (244,645)	$ 154,281
Interest (income) expense (1)	(11,460)	(8,872)	(17,217)	129,789	92,240
Income tax expense	2,697	114	—	41,545	44,356
Depreciation, depletion and amortization	98,596	84,912	38,685	4,249	226,442
EBITDA	$ 271,086	$ 198,475	$ 116,820	$ (69,062)	$ 517,319
Accretion	874	1,711	339	—	2,924
Loss on debt financings	—	—	—	6,016	6,016
Tax receivable agreement expense (1)	—	—	—	(6,779)	(6,779)
Gain on sale of businesses	(355)	(19,656)	—	—	(20,011)
Non-cash compensation	—	—	—	19,705	19,705
Other (3)	(45)	953	—	—	908
Adjusted EBITDA	$ 271,560	$ 181,483	$ 117,159	$ (50,120)	$ 520,082
Adjusted EBITDA Margin (4)	23.2 %	23.7 %	39.3 %		23.3 %

(1) The reconciliation of net income (loss) to Adjusted EBITDA is based on the financial results of Summit Inc. and its subsidiaries, which was $79.7 million and $70.2 million less and $16.7 million more than Summit LLC and its subsidiaries in the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively, due to interest expense associated with a deferred consideration obligation, TRA expense and income tax benefit which are obligations of Summit Holdings and Summit Inc., respectively, and are thus excluded from Summit LLC's consolidated net income.
(2) The adjustment for acquisition and integration costs related to the agreement to combine with Argos USA is comprised of finder's fees, advisory, legal and professional fees incurred relating to our agreement to combine with Argos USA.
(3) Consists primarily of interest income earned on cash balances.
(4) Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue for the applicable period.

Reconciliation of Working Capital	2023	2022
($ in thousands)		
Total current assets, net of restricted cash	$ 932,124	$ 1,018,376
Less total current liabilities	(322,965)	(255,847)
Working capital	$ 609,159	$ 762,529

Reconciliation of Operating Income to Adjusted Cash Gross Profit	2023	2022	2021
($ in thousands)			
Operating income	$ 310,630	$ 269,047	$ 253,065
General and administrative expenses	210,357	186,860	193,476
Depreciation, depletion, amortization and accretion	217,550	200,450	229,366
Transaction and integration costs	26,813	3,358	3,252
Gain on sale of property, plant and equipment	(8,290)	(10,370)	(5,900)
Adjusted Cash Gross Profit (exclusive of items shown separately)	$ 757,060	$ 649,345	$ 673,259
Adjusted Cash Gross Profit Margin (exclusive of items shown separately) (1)	31.0 %	29.2 %	30.2 %

(1) Adjusted Cash Gross Margin is defined as Adjusted Cash Gross Profit as a percentage of net revenue.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates, including those related to the valuation of accounts receivable, inventories, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Acquisitions—Purchase Price Allocation

We regularly review strategic long-term plans, including potential investments in value-added acquisitions of related or similar businesses, which would increase our market share and/or are related to our existing markets. When an acquisition is completed, our consolidated statement of operations includes the operating results of the acquired business starting from the date of acquisition, which is the date that control is obtained. The purchase price is determined based on the estimated fair value of assets given to and liabilities assumed from the seller as of the date of acquisition. We allocate the purchase price to the estimated fair values of the tangible and intangible assets acquired and liabilities assumed as valued at the date of acquisition. Goodwill is recorded for the excess of the purchase price over the net of the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. The estimation of fair values of acquired assets and assumed liabilities is judgmental and requires various assumptions and the amounts and useful lives assigned to depreciable and amortizable assets compared to amounts assigned to goodwill, which is not amortized, can significantly affect the results of operations in the period of and periods subsequent to a business combination.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and therefore represents an exit price. A fair value measurement assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. We assign the highest level of fair value available to assets acquired and liabilities assumed based on the following options:

• Level 1—Quoted prices in active markets for identical assets and liabilities.

• Level 2—Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.

• Level 3—Unobservable inputs, which includes the use of valuation models.

Level 1 fair values are used to value investments in publicly-traded entities and assumed obligations for publicly-traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, liabilities for asset retirement obligations, environmental remediation and compliance obligations. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and leased mineral interests and other identifiable intangible assets. The fair values of mineral reserves and leased mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows. The estimate of future cash flows is based on available historical information and forecasts determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, volumes and expected profit margins, net of capital requirements. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would assume if purchasing the acquired business.

There is a measurement period after the acquisition date during which we may adjust the amounts recognized for a business combination. Any such adjustments are based on us obtaining additional information that existed at the acquisition date regarding the assets acquired or the liabilities assumed. Measurement period adjustments are generally recorded as increases or decreases to the goodwill recognized in the transaction. The measurement period ends once we have obtained all necessary information that existed as of the acquisition date, but does not extend beyond one year from the date of acquisition. Any adjustments to assets acquired or liabilities assumed beyond the measurement period are recorded in earnings.

We paid cash of $239.5 million and $22.7 million, net of cash acquired, in business combinations and allocated this amount to assets acquired and liabilities assumed during the years ended December 30, 2023 and December 31, 2022, respectively.

Goodwill

Goodwill is tested annually for impairment and in interim periods if events occur indicating that the carrying amounts may be impaired. The evaluation involves the use of significant estimates and assumptions and considerable management judgment. Our judgments regarding the existence of impairment indicators and future cash flows are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. The estimated future cash flows are derived from internal operating budgets and forecasts for long-term demand and pricing in our industry and markets. If these estimates or their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill. Furthermore, we cannot predict the occurrence of future impairment-triggering events nor the affect such events might have on our reported values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses are impaired. Any resulting impairment loss could have an adverse effect on our financial condition and results of operations.

The annual goodwill test is performed by first assessing qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not (more than 50%) that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, a Step-1 approach is performed to quantitatively compare each reporting unit's fair value to its carrying value. The Step-1 analysis fails when a report unit's carrying value is in excess of its fair value, resulting in an impairment loss.

Under the quantitative impairment test, Step-1 of the evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. We use a discounted cash flow ("DCF") model to estimate the current fair value of our reporting units when testing for impairment, as management believes forecasted cash flows are the best indicator of fair value. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including macroeconomic trends in the reporting unit's geographic area impacting private construction and public infrastructure industries, the timing of work embedded in our backlog, our performance and profitability under our contracts, our success in securing future sales and the appropriate interest rate used to discount the projected cash flows. We also perform a market assessment of our enterprise value. We believe the estimates and assumptions used in the valuations are reasonable.

In 2023, in conjunction with our annual review of goodwill on the first day of the fourth quarter, we selected a Step-1 approach for all of our reporting units. As of December 30, 2023, we determined that no events or circumstances from October 1, 2023 through December 30, 2023 indicated that a further assessment was necessary.

Service Revenue Recognition

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on a percentage of completion or a customer's engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects the customer will withhold a portion of the invoice for retainage which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized over time based on the proportion of costs incurred to date relative to the total estimated costs at completion, which approximates progress towards completion. Under this method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts, and therefore, revenue, are opened and completed within one year, with most activity during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of estimated profits on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

Our method, which is similar to the percentage of completion method of accounting, involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the year ended December 30, 2023.

We recognize claims when the amount of the claim can be estimated reliably and it is legally enforceable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately, modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on a method similar to the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Income Taxes

Summit Inc. is a corporation subject to income taxes in the United States. Certain subsidiaries, including Summit Holdings, or subsidiary groups of the Company are taxable separate from Summit Inc. The provision for income taxes, or Summit Inc.'s proportional share of the provision, are included in the Company's consolidated financial statements.

The Company's deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, as well as consideration of tax-planning strategies to determine whether we may seek to utilize any net operating loss carryforwards scheduled to expire in the near future. The estimates of future taxable income involves the use of significant estimates and assumptions and considerable management judgment. Our judgments regarding future taxable income and future cash flows are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, are consistent with our internal planning. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded, then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense (benefit).

Tax Receivable Agreement

Tax Receivable Agreement— When Summit Inc. purchases LP Units for cash or LP Units are exchanged for shares of Class A common stock, this results in increases in Summit Inc.'s share of the tax basis of the tangible and intangible assets of Summit Holdings, which increases the tax depreciation and amortization deductions that otherwise would not have been available to Summit Inc. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of cash taxes that we would otherwise be required to pay in the future. In connection with our IPO, we entered into a TRA with the holders of the LP Units and the pre-IPO owners that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. actually realizes (or, under certain circumstances such as an early termination of the TRA is deemed to realize) as a result of (i) these increases in tax basis and (ii) our utilization of certain net operating losses of the pre-IPO owners and certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA.

We periodically evaluate the realizability of the deferred tax assets resulting from the exchange of LP Units for Class A common stock. Our evaluation considers all sources of taxable income; all evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of the deferred tax assets. If the deferred tax assets are determined to be realizable, we then assess whether payment of amounts under the TRA have become probable. If so, we record a TRA liability equal to 85% of such deferred tax assets. In subsequent periods, we assess the realizability of all of our deferred tax assets subject to the TRA. Should we determine a deferred tax asset with a valuation allowance is realizable in a subsequent period, the related valuation allowance will be released and consideration of a corresponding TRA liability will be assessed. The realizability of deferred tax assets, including those subject to the TRA, is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible and consideration of prudent and feasible tax-planning strategies.

The measurement of the TRA liability is accounted for as a contingent liability. Therefore, once we determine that a payment to a pre-IPO owner has become probable and can be estimated, the estimate of payment will be accrued.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires additional information regarding income taxes paid and specific categories in the rate reconciliation. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. We are evaluating the additional disclosure requirements and beginning to assess the impact of adopting this ASU.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosure about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are evaluating the additional disclosure requirements and beginning to assess the impact of adopting this ASU.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. Our operations are highly dependent upon the interest rate-sensitive construction industry as well as the general economic environment. Consequently, these marketplaces could experience lower levels of economic activity in an environment of rising interest rates or escalating costs. Management has considered the current economic environment and its potential effect to our business. Demand for materials-based products, particularly in the residential and nonresidential construction markets, could decline if companies and consumers are unable to obtain financing for construction projects or if an economic recession causes delays or cancellations to capital projects. Additionally, in preceding years, declining tax revenue, state budget deficits and unpredictable or inconsistent federal funding have negatively affected states' abilities to finance infrastructure construction projects.

Commodity and Energy Price Risk

We are subject to commodity price risk with respect to price changes in liquid asphalt and energy, including fossil fuels and electricity for aggregates, cement, ready-mix concrete and asphalt paving mix production and diesel fuel for distribution vehicles and production related mobile equipment. Liquid asphalt escalators in most of our public infrastructure contracts limit our exposure to price fluctuations in this commodity, and we seek to obtain escalators on private and commercial contracts. Similarly, in periods of decreasing oil prices, a portion of the cost savings will be recouped by our end customers. Changes in oil prices also could affect demand in certain of our markets, particularly in Midland/Odessa, Texas and indirectly in Houston, Texas, which collectively represented approximately 14.8% of our consolidated revenue in 2023. In addition, we enter into various firm purchase commitments, with terms generally less than one year, for certain raw materials.

For the year ended December 30, 2023, our costs associated with liquid asphalt and energy amounted to approximately $295.1 million. Accordingly, a 10% increase or decrease in the total cost of liquid asphalt and energy would have decreased or increased, respectively, our operating results for the year by approximately $29.5 million. However, this does not take into consideration liquid asphalt escalators in certain contracts or forward purchase commitments put into place before December 30, 2023.

Inflation Risk

Although there has been a significant increase in inflation recently, it has not had a substantial impact due to our ability to recover increasing costs by obtaining higher prices for our products, including sale price escalators in place for most public infrastructure sector contracts. Inflation risk varies with the level of activity in the construction industry, the number, size and strength of competitors and the availability of products to supply a local market. We continue to monitor inflationary impacts in our business, primarily labor, energy and raw materials, with the goal of passing along price increases to our customers to mitigate the full effect of inflation.

Foreign Currency Risk

In 2014, we expanded our operations into Canada with the acquisition of Mainland. With this expansion, we became subject to foreign currency risk related to changes in the U.S. dollar/Canadian dollar exchange rates. A 10% adverse change in foreign currency rates from December 2023 levels would not have had a material effect on our financial condition, results of operations or liquidity.

Interest Rate Risk

As of December 30, 2023, we had $504.5 million in term loans outstanding which bear interest at a variable rate. As of December 30, 2023, the rate in effect was SOFR of 5.47%, plus a floor of 3.00% and 0.10% SOFR adjustment rate. Therefore, a 100 basis point increase in the interest rate at December 30, 2023 would only have increased the all-in rate from 8.57% to 9.57%, the effect of which would have been an increase of $5.0 million on annual interest expense.

We have occasionally entered into interest rate derivatives on our term loan borrowings to add stability to interest expense and to manage exposure to interest rate movements, however, we have not done so recently. Our last derivative expired in September 2019.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Summit Materials, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Summit Materials, Inc. and subsidiaries (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income, cash flows, and changes in stockholders' equity, for each of the fiscal years in the three-year period ended December 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognized over time on paving and related services contracts

As discussed in notes 1 and 4 to the consolidated financial statements, the Company earns revenue from providing paving and related services, which are recognized over time as performance obligations are satisfied. The Company recognizes paving and related services revenue as services are rendered based on the proportion of costs incurred to date relative to total estimated costs to complete. For the year ended December 30, 2023, the Company recognized service revenue related to paving and related services of $305 million.

We identified the assessment of revenue recognized over time on paving and related services contracts in-progress as a critical audit matter. Paving and related services contracts in-progress required challenging auditor judgment to evaluate the forecast of remaining costs to complete, which had a significant impact on the amount of revenue recognized during the period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue recognition process related to paving and related services, including controls over the forecasting of estimated costs to complete. We selected a sample of in-progress paving and related services costs incurred and compared the amounts and dates incurred to underlying supporting documentation. We analyzed prior year end in-progress contracts that were completed in the current year to evaluate the Company's ability to accurately estimate paving and related services contract forecasted costs to complete. For certain contracts, we evaluated the estimated costs to complete by performing project manager interviews to obtain an understanding of the facts and circumstances of each selected contract, including changes in scope to the contract, additional estimated costs to complete, and expected completion date. For certain contracts, we also confirmed with the Company's customers that the original contract amount, terms of the contract, modifications and billings to the customer were accurate.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Denver, Colorado
February 15, 2024

SUMMIT MATERIALS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 30, 2023 and December 31, 2022
(In thousands, except share and per share amounts)

	2023	2022
Assets		
Current assets:		
Cash and cash equivalents	$ 374,162	$ 520,451
Restricted cash	800,000	—
Accounts receivable, net	287,252	256,669
Costs and estimated earnings in excess of billings	10,289	6,510
Inventories	241,350	212,491
Other current assets	17,937	20,787
Current assets held for sale	1,134	1,468
Total current assets	1,732,124	1,018,376
Property, plant and equipment, net	1,976,820	1,813,702
Goodwill	1,224,861	1,132,546
Intangible assets, net	68,081	71,384
Deferred tax assets	52,009	136,986
Operating lease right-of-use assets	36,553	37,889
Other assets	59,134	44,809
Total assets	$ 5,149,582	$ 4,255,692
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of debt	$ 3,822	$ 5,096
Current portion of acquisition-related liabilities	7,007	13,718
Accounts payable	123,621	104,031
Accrued expenses	171,691	119,967
Current operating lease liabilities	8,596	7,296
Billings in excess of costs and estimated earnings	8,228	5,739
Total current liabilities	322,965	255,847
Long-term debt	2,283,639	1,488,569
Acquisition-related liabilities	28,021	29,051
Tax receivable agreement liability	41,276	327,812
Noncurrent operating lease liabilities	33,230	35,737
Other noncurrent liabilities	123,871	106,686
Total liabilities	2,833,002	2,243,702
Commitments and contingencies (see note 16)		
Stockholders' equity:		
Class A common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 119,529,380 and 118,408,655 shares issued and outstanding as of December 30, 2023 and December 31, 2022, respectively	$ 1,196	$ 1,185
Class B common stock, par value $0.01 per share; 250,000,000 shares authorized, 99 shares issued and outstanding as of December 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	1,421,813	1,404,122
Accumulated earnings	876,751	590,895
Accumulated other comprehensive income	7,275	3,084
Stockholders' equity	2,307,035	1,999,286
Noncontrolling interest in Summit Holdings	9,545	12,704
Total stockholders' equity	2,316,580	2,011,990
Total liabilities and stockholders' equity	$ 5,149,582	$ 4,255,692

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 30, 2023, December 31, 2022 and January 1, 2022
(In thousands, except share and per share amounts)

	2023	2022	2021
Revenue:			
Product	$ 2,137,664	$ 1,933,530	$ 1,923,285
Service	305,072	288,554	309,411
Net revenue	2,442,736	2,222,084	2,232,696
Delivery and subcontract revenue	176,732	190,438	176,973
Total revenue	2,619,468	2,412,522	2,409,669
Cost of revenue (excluding items shown separately below):			
Product	1,448,654	1,344,944	1,314,416
Service	237,022	227,795	245,021
Net cost of revenue	1,685,676	1,572,739	1,559,437
Delivery and subcontract cost	176,732	190,438	176,973
Total cost of revenue	1,862,408	1,763,177	1,736,410
General and administrative expenses	210,357	186,860	193,476
Depreciation, depletion, amortization and accretion	217,550	200,450	229,366
Transaction and integration costs	26,813	3,358	3,252
Gain on sale of property, plant and equipment	(8,290)	(10,370)	(5,900)
Operating income	310,630	269,047	253,065
Interest expense	114,155	86,969	92,240
Loss on debt financings	493	1,737	6,016
Tax receivable agreement (benefit) expense	(162,182)	1,566	(6,779)
(Gain) loss on sale of businesses	(14,966)	(172,389)	(20,011)
Other income, net	(21,334)	(10,324)	(17,038)
Income from operations before taxes	394,464	361,488	198,637
Income tax expense	104,838	85,545	44,356
Net income	289,626	275,943	154,281
Net income attributable to noncontrolling interest in Summit Holdings	3,770	3,798	2,097
Net income attributable to Summit Inc.	$ 285,856	$ 272,145	$ 152,184
Earnings per share of Class A common stock:			
Basic	$ 2.40	$ 2.27	$ 1.27
Diluted	$ 2.39	$ 2.26	$ 1.26
Weighted average shares of Class A common stock:			
Basic	119,045,393	119,894,444	119,629,294
Diluted	119,774,766	120,628,459	120,934,992

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 30, 2023, December 31, 2022 and January 1, 2022

(In thousands)

	2023	2022	2021
Net income	$ 289,626	$ 275,943	$ 154,281
Other comprehensive income (loss):			
Postretirement liability adjustment	642	6,481	1,303
Foreign currency translation adjustment	4,925	(11,831)	1,254
Less tax effect of other comprehensive (loss) income items	(1,341)	1,291	(615)
Other comprehensive income (loss)	4,226	(4,059)	1,942
Comprehensive income	293,852	271,884	156,223
Less comprehensive income attributable to Summit Holdings	3,805	3,738	2,159
Comprehensive income attributable to Summit Inc.	$ 290,047	$ 268,146	$ 154,064

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 30, 2023, December 31, 2022 and January 1, 2022

(In thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 289,626	$ 275,943	$ 154,281
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion, amortization and accretion	226,614	212,501	235,278
Share-based compensation expense	20,326	18,347	19,705
Net gain on asset and business disposals	(23,259)	(182,263)	(25,559)
Non-cash loss on debt financings	161	915	2,116
Change in deferred tax asset, net	79,142	69,568	24,685
Other	(482)	(1,447)	(2,249)
Decrease (increase) in operating assets, net of acquisitions and dispositions:			
Accounts receivable, net	(26,224)	10,749	(31,292)
Inventories	(26,351)	(63,247)	3,815
Costs and estimated earnings in excess of billings	(3,746)	(4,960)	(394)
Other current assets	13,500	(7,368)	(2,483)
Other assets	(33,347)	(6,946)	7,748
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:			
Accounts payable	5,324	(9,218)	4,593
Accrued expenses	42,327	(25,200)	(7,030)
Billings in excess of costs and estimated earnings	2,477	(768)	(7,138)
Tax receivable agreement (benefit) expense	(154,167)	1,264	4,868
Other liabilities	26,939	(3,772)	(19,015)
Net cash provided by operating activities	438,860	284,098	361,929
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(239,508)	(22,730)	(19,513)
Purchases of property, plant and equipment	(255,619)	(266,733)	(211,982)
Proceeds from the sale of property, plant and equipment	14,424	15,374	11,674
Proceeds from sale of businesses	65,576	373,073	128,337
Other	(5,137)	(3,162)	236
Net cash (used in) provided by investing activities	(420,264)	95,822	(91,248)
Cash flows from financing activities:			
Proceeds from debt issuances	800,000	—	—
Debt issuance costs	(5,599)	(1,557)	—
Payments on debt	(10,380)	(122,536)	(329,010)
Purchase of tax receivable agreement interests	(132,449)	—	—
Payments on acquisition-related liabilities	(12,367)	(13,428)	(10,360)
Distributions from partnership	(469)	(678)	—
Repurchases of common stock	—	(100,980)	—
Proceeds from stock option exercises	247	213	32,451
Other	(5,199)	(27)	(1,008)
Net cash provided by (used in) financing activities	633,784	(238,993)	(307,927)
Impact of foreign currency on cash	1,331	(1,437)	26
Net increase in cash and cash equivalents and restricted cash	653,711	139,490	(37,220)
Cash and cash equivalents and restricted cash—beginning of period	520,451	380,961	418,181
Cash and cash equivalents and restricted cash—end of period	$ 1,174,162	$ 520,451	$ 380,961

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
Years ended December 30, 2023, December 31, 2022 and January 1, 2022
(In thousands, except share amounts)

	Summit Materials, Inc.								
	Accumulated Earnings	Accumulated Other Comprehensive income	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Noncontrolling Interest in Summit Holdings	Total Stockholders' Equity
			Shares	Dollars	Shares	Dollars			
Balance — January 2, 2021	$ 326,772	$ 5,203	114,390,595	$1,145	99	$ —	$ 1,264,681	$ 18,467	$ 1,616,268
Net income	152,184	—	—	—	—	—	—	2,097	154,281
LP Unit exchanges	—	—	1,559,164	16	—	—	10,965	(10,981)	—
Other comprehensive income, net of tax	—	1,880	—	—	—	—	—	62	1,942
Stock option exercises	—	—	1,745,940	17	—	—	32,434	—	32,451
Share-based compensation	—	—	—	—	—	—	19,705	—	19,705
Shares redeemed to settle taxes and other	—	—	1,009,409	10	—	—	(1,445)	—	(1,435)
Balance — January 1, 2022	$ 478,956	$ 7,083	118,705,108	$1,188	99	$ —	$ 1,326,340	$ 9,645	$ 1,823,212
Net income	272,145	—	—	—	—	—	—	3,798	275,943
LP Unit exchanges	—	—	2,002	—	—	—	34	(34)	—
Other comprehensive income, net of tax	—	(3,999)	—	—	—	—	—	(60)	(4,059)
Stock option exercises	—	—	10,691	—	—	—	213	—	213
Share-based compensation	—	—	—	—	—	—	18,347	—	18,347
Dividend (0.017/share)	(59,260)	—	1,979,214	20	—	—	59,443	(205)	(2)
Repurchases of common stock	(100,946)	—	(3,427,510)	(34)	—	—	(319)	319	(100,980)
Distributions from partnership	—	—	—	—	—	—	—	(676)	(676)
Shares redeemed to settle taxes and other	—	—	1,139,150	11	—	—	64	(83)	(8)
Balance — December 31, 2022	$ 590,895	$ 3,084	118,408,655	$1,185	99	$ —	$ 1,404,122	$ 12,704	$ 2,011,990
Net income	285,856	—	—	—	—	—	—	3,770	289,626
LP Unit exchanges	—	—	548,761	5	—	—	6,428	(6,433)	—
Other comprehensive income, net of tax	—	4,191	—	—	—	—	—	35	4,226
Stock option exercises	—	—	11,937	—	—	—	247	—	247
Share-based compensation	—	—	—	—	—	—	20,326	—	20,326
Distributions from partnership	—	—	—	—	—	—	—	(469)	(469)
Shares redeemed to settle taxes and other	—	—	560,027	6	—	—	(9,310)	(62)	(9,366)
Balance — December 30, 2023	$ 876,751	$ 7,275	119,529,380	$1,196	99	$ —	$ 1,421,813	$ 9,545	$ 2,316,580

See accompanying notes to consolidated financial statements.

72

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, Inc. ("Summit Inc." and, together with its subsidiaries, "Summit," "we," "us," "our" or the "Company") is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company's three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company's construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company's sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

On September 23, 2014, Summit Inc. was formed as a Delaware corporation to be a holding company. Its sole material asset is a controlling equity interest in Summit Materials Holdings L.P. ("Summit Holdings"). Pursuant to a reorganization into a holding company structure (the "Reorganization") consummated in connection with Summit Inc.'s March 2015 initial public offering ("IPO"), Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries. Summit Inc. owns the majority of the partnership interests of Summit Holdings (see note 11, Stockholders' Equity). Summit Materials, LLC ("Summit LLC") an indirect wholly owned subsidiary of Summit Holdings, conducts the majority of our operations. Continental Cement Company, L.L.C. ("Continental Cement") is also a wholly owned subsidiary of Summit LLC. Summit Materials Finance Corp. ("Summit Finance"), an indirect wholly owned subsidiary of Summit LLC, has jointly issued our Senior Notes as described below.

Principles of Consolidation—The consolidated financial statements include the accounts of Summit Inc. and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. As a result of the Reorganization, Summit Holdings became a variable interest entity over which Summit Inc. has 100% voting power and control and for which Summit Inc. has the obligation to absorb losses and the right to receive benefits.

The Company's fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The year ended January 2, 2021 was a 53-week year.

For a summary of the changes in Summit Inc.'s ownership of Summit Holdings, see Note 11, Stockholders' Equity.

The Company attributes consolidated stockholders' equity and net income separately to the controlling and noncontrolling interests. The Company accounted for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, tax receivable agreement ("TRA") liability, pension and other postretirement obligations, and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company's paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company's consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company's operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Missouri and Kansas. The Company's accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company's trade areas has been granted to many customers and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company's total revenue in 2023, 2022 or 2021.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Revenue for product sales is recognized when the performance obligation is satisfied, which generally is when the product is shipped.

Aggregates and cement products are sold point-of-sale through purchase orders. When the product is sold on account, collectability typically occurs 30 to 60 days after the sale. Revenue is recognized when cash is received from the customer at the point of sale or when the products are delivered or collected on site. There are no other timing implications that will create a contract asset or liability, and contract modifications are unlikely given the timing and nature of the transaction. Material sales are likely to have multiple performance obligations if the product is sold with delivery. In these instances, delivery most often occurs on the same day as the control of the product transfers to the customer. As a result, even in the case of multiple performance obligations, the performance obligations are satisfied concurrently and revenue is recognized simultaneously.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on a percentage of completion or a customer's engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects, the customer will withhold a portion of the invoice for retainage, which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized over time based on the proportion of costs incurred to date relative to the total estimated costs at completion, which approximates progress towards completion. Under this method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts, and therefore, revenue, are opened and completed within one year, with most activity during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of revenue on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The actual cost to total estimated cost method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the year ended December 30, 2023.

We recognize claims when the amount of the claim can be estimated reliably and it is legally enforceable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately, modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on a method similar to the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Restricted Cash - In December 2023, we issued $800 million of 7.250% senior notes due January 15, 2031 (the "2031 Notes") related to our merger with Argos North America Corporation (see notes 8 and 20). As the proceeds from the issuance of the 2031 Notes could only be used for the Argos transaction, the balance is shown as restricted cash as of December 30, 2023. Subsequent to year end, the proceeds were released and used to consummate the Argos Transaction.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or net realizable value and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of revenue in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are expensed as incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company's accounts and any gain or loss is included in general and administrative expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Aggregates mineral bearing land and interests are included in property, plant and equipment. When leased mineral interests are acquired during a business combination, they are valued using an excess earnings approach for the life of the proven and probable reserves. Depletion expense is recorded using a units of production methodology.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management's estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management's interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, and then discounted back to present value using a credit-adjusted risk-free rate on obligations of similar maturity, adjusted to reflect the Company's credit rating. Changes in the credit-adjusted risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted risk-free rate.

Significant changes in inflation rates, or the amount or, timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company's acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company's acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, a Step-1 approach is performed to quantitatively compare each reporting unit's fair value to its carrying value. The Step-1 analysis fails when a reporting unit's carrying value is in excess of its fair value, resulting in an impairment loss.

Transaction and Integration Expenses—Transaction and integration expenses typically include finders fees, legal, accounting and other professional costs. Integration expenses represent costs incurred to combine the company and its acquired businesses. Integration expenses typically include strategic consulting services, facility consolidations, one time employee related costs such as retention and severance costs, costs of integrating information system infrastructure, enterprise planning systems, processes, and other non-recurring integration related costs. Costs incurred related to the revision or issuance of new debt to finance the transactions are recorded as deferred financing costs. Transaction and integration costs are combined and presented on one line item in the consolidated statements of operations.

Income Taxes—Summit Inc. is a corporation subject to income taxes in the United States. Certain subsidiaries, including Summit Holdings, or subsidiary groups of the Company are taxable separate from Summit Inc. The provision for income taxes, or Summit Inc.'s proportional share of the provision, are included in the Company's consolidated financial statements.

The Company's deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense (benefit).

Tax Receivable Agreement—When Class A limited partnership units of Summit Holdings ("LP Units") are exchanged for shares of Class A common stock of Summit Inc. or Summit Inc. purchases LP Units for cash, this results in increases in Summit Inc.'s share of the tax basis of the tangible and intangible assets, which increases the tax depreciation and amortization deductions that otherwise would not have been available to Summit Inc. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of cash taxes that we would otherwise be required to pay in the future. Prior to our IPO, we entered into a TRA with the pre-IPO owners that requires us to pay the pre-IPO owners or their permitted assignees 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that we actually realize as a result of these exchanges. These benefits include (1) increases in the tax basis of tangible and intangible assets of Summit Holdings and certain other tax benefits related to entering into the TRA, (2) tax benefits attributable to payments under the TRA, or (3) under certain circumstances such as an early termination of the TRA, we are deemed to realize, as a result of the increases in tax basis in connection with exchanges by the pre-IPO owners described above and certain other tax benefits attributable to payments under the TRA.

As noted above, we periodically evaluate the realizability of the deferred tax assets resulting from the exchange of LP Units for Class A common stock. If the deferred tax assets are determined to be realizable, we then assess whether payment of amounts under the TRA have become probable. If so, we record a TRA liability equal to 85% of such deferred tax assets. In subsequent periods, we assess the realizability of all of our deferred tax assets subject to the TRA. Should we determine a deferred tax asset with a valuation allowance is realizable in a subsequent period, the related valuation allowance will be released and consideration of a corresponding TRA liability will be assessed. The realizability of deferred tax assets, including those subject to the TRA, is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible and consideration of prudent and feasible tax-planning strategies.

The measurement of the TRA liability is accounted for as a contingent liability. Therefore, once we determine that a payment to a pre-IPO owner has become probable and can be estimated, the estimate of payment will be accrued.

Earnings per Share—The Company computes basic earnings per share attributable to stockholders by dividing income attributable to Summit Inc. by the weighted-average shares of Class A common stock outstanding. Diluted earnings per share reflects the potential dilution beyond shares for basic earnings per share that could occur if securities or other contracts to issue common stock were exercised, converted into common stock, or resulted in the issuance of common stock that would have shared in the Company's earnings. Since the Class B common stock has no economic value, those shares are not included in the weighted-average common share amount for basic or diluted earnings per share. In addition, as the shares of Class A common stock are issued by Summit Inc., the earnings and equity interests of noncontrolling interests are not included in basic earnings per share.

Prior Year Reclassifications—We have reclassified transaction costs of $3.4 million and $3.3 million for the years ended December 31, 2022 and January 1, 2022, respectively, from general and administrative expenses to a separate line item included in operating income to conform to the current year presentation.

(2) Acquisitions and Dispositions

The Company has completed numerous acquisitions since its formation. The operations of each acquisition have been included in the Company's consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized. The following table summarizes the Company's acquisitions by region and period:

	2023	2022	2021
West	3	—	—
East	1	2	3

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the year end ended 2023 have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	2023	2022
Financial assets	$ 12,747	$ 297
Inventories	6,251	161
Property, plant and equipment	125,207	30,041
Intangible assets	—	—
Other assets	1,085	1,116
Financial liabilities	(11,973)	(1,120)
Other long-term liabilities	(802)	(1,589)
Net assets acquired	132,515	28,906
Goodwill	108,590	—
Purchase price	241,105	28,906
Acquisition-related liabilities	—	(6,176)
Other	(1,597)	—
Net cash paid for acquisitions	$ 239,508	$ 22,730

Acquisition-Related Liabilities—A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from 5 to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2024		$	6,870
2025			7,317
2026			6,068
2027			4,569
2028			4,571
Thereafter			1,245
Total scheduled payments			30,640
Present value adjustments			(5,005)
Total noncompete obligations and deferred consideration		$	25,635

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

During 2023, as part of the Company's Elevate Summit strategy to rationalize assets, the Company sold two businesses in the West segment, resulting in total cash proceeds of $65.6 million and a net gain on disposition of business of $15.0 million.

During 2022, as part of the Company's Elevate Summit strategy to rationalize assets, the Company sold three businesses in the East segment, resulting in total cash proceeds of $373.1 million and a net gain on disposition of business of $172.4 million.

(3) Goodwill

As of December 30, 2023, the Company had nine reporting units with goodwill for which the annual goodwill impairment test was completed. We perform the annual impairment test on the first day of the fourth quarter each year. In 2023, we performed a Step-1 analysis on four of our reporting units and a Step 0 qualitative assessment on five of our reporting units. Based on this analysis, it was determined that the reporting units' fair values were greater than their carrying values and no impairment charges were recognized in 2023.

These estimates of a reporting unit's fair value involve significant management estimates and assumptions, including but not limited to sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management's knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance—January 1, 2022	$ 570,509	$ 388,585	$ 204,656	$ 1,163,750
Dispositions (1)	—	(27,084)	—	(27,084)
Foreign currency translation adjustments	(4,120)	—	—	(4,120)
Balance—December 31, 2022	$ 566,389	$ 361,501	$ 204,656	$ 1,132,546
Acquisitions (2)	108,590	—	—	108,590
Dispositions (1)	(17,840)	—	—	(17,840)
Foreign currency translation adjustments	1,565	—	—	1,565
Balance—December 30, 2023	$ 658,704	$ 361,501	$ 204,656	$ 1,224,861

(1) Reflects goodwill derecognition from dispositions completed during 2022 and 2023, respectively.
(2) Reflects goodwill from 2023 acquisitions.

(4) Revenue Recognition

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide, and is recognized based on the proportion of costs incurred to date relative to the total estimated costs at completion. The majority of our construction service contracts, and therefore revenue, are opened and completed within one year, with the most activity during the spring, summer and fall.

Revenue by product for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 consisted of the following:

	2023	2022	2021
Revenue by product*:			
Aggregates	$ 663,551	$ 583,993	$ 573,157
Cement	355,786	332,518	282,081
Ready-mix concrete	744,151	687,950	702,062
Asphalt	312,383	270,444	311,046
Paving and related services	318,721	315,065	337,311
Other	224,876	222,552	204,012
Total revenue	$ 2,619,468	$ 2,412,522	$ 2,409,669

_____

*   Revenue from liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 31, 2022 to December 30, 2023. Also included in the table is the net change in the estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated earnings in excess of billings	Billings in excess of costs and estimated earnings
Balance—December 31, 2022	$ 6,510	$ 5,739
Changes in revenue billed, contract price or cost estimates	3,746	2,475
Other	33	14
Balance—December 30, 2023	$ 10,289	$ 8,228

Accounts receivable, net consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Trade accounts receivable	$ 228,697	$ 215,766
Construction contract receivables	51,567	37,067
Retention receivables	13,541	11,048
Accounts receivable	293,805	263,881
Less: Allowance for doubtful accounts	(6,553)	(7,212)
Accounts receivable, net	$ 287,252	$ 256,669

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories

Inventories consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Aggregate stockpiles	$ 165,272	$ 148,347
Finished goods	43,122	33,622
Work in process	10,702	8,191
Raw materials	22,254	22,331
Total	$ 241,350	$ 212,491

(6) Property, Plant and Equipment, net and Intangibles, net

Property, plant and equipment, net consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Mineral bearing land and leased interests	$ 557,696	$ 515,153
Land (non-mineral bearing)	210,048	183,926
Buildings and improvements	233,412	213,056
Plants, machinery and equipment	1,484,515	1,380,886
Mobile equipment and barges	623,424	555,119
Truck and auto fleet	41,181	38,717
Landfill airspace and improvements	55,036	55,027
Office equipment	61,825	49,336
Construction in progress	109,151	90,039
Property, plant and equipment	3,376,288	3,081,259
Less accumulated depreciation, depletion and amortization	(1,399,468)	(1,267,557)
Property, plant and equipment, net	$ 1,976,820	$ 1,813,702

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves and leased mineral interests are computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset's useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10 - 30 years
Plant, machinery and equipment	7 - 20 years
Office equipment	3 - 7 years
Truck and auto fleet	5 - 8 years
Mobile equipment and barges	6 - 8 years
Landfill airspace and improvements	10 - 30 years
Other	4 - 20 years

Depreciation, depletion and amortization expense of property, plant and equipment was $201.3 million, $184.3 million and $195.1 million in the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Property, plant and equipment at December 30, 2023 and December 31, 2022 included $30.1 million and $32.1 million, respectively, of finance leases for certain equipment and a building with accumulated amortization of $12.1 million and $15.0 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $4.0 million and $7.0 million of the future obligations associated with the finance leases are included in accrued expenses as of December 30, 2023 and December 31, 2022, respectively, and the present value of the remaining finance lease payments, $14.4 million and $7.2 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term finance leases are $5.2 million, $4.2 million, $2.8 million, $2.6 million, and $2.4 million for the years ended 2024, 2025, 2026, 2027 and 2028, respectively.

Assets are assessed for impairment charges when identified for disposition. No material impairment charges have been recognized on assets held for use in fiscal 2023, 2022 or 2021.

Intangible Assets—The Company's intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits, or computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves. The following table shows intangible assets by type and in total:

	December 30, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Operating permits	$ 38,677	$ (5,691)	$ 32,986	$ 38,677	$ (4,109)	$ 34,568
Mineral leases	17,778	(7,676)	10,102	18,091	(7,056)	11,035
Reserve rights	25,586	(5,020)	20,566	25,242	(3,872)	21,370
Other	5,012	(585)	4,427	4,877	(466)	4,411
Total intangible assets	$ 87,053	$ (18,972)	$ 68,081	$ 86,887	$ (15,503)	$ 71,384

Amortization expense in fiscal 2023, 2022 and 2021 was $3.5 million, $3.5 million and $3.7 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2024	$ 3,365
2025	3,763
2026	3,935
2027	3,922
2028	3,925
Thereafter	49,171
Total	$ 68,081

(7) Accrued Expenses

Accrued expenses consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Interest	$ 27,593	$ 24,625
Payroll and benefits	63,888	34,485
Finance lease obligations	4,020	6,959
Insurance	25,277	18,127
Current portion of TRA liability and accrued taxes	11,042	4,360
Deferred asset purchase payments	5,903	5,131
Professional fees	2,036	924
Other (1)	31,932	25,356
Total	$ 171,691	$ 119,967

_____
(1)   Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

(8) Debt

Debt consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Term Loan, due 2027:		
$504.5 million and $509.6 million, net of $4.0 million and $5.0 million discount at December 30, 2023 and December 31, 2022, respectively	$ 500,473	$ 504,549
6 1⁄2% Senior Notes, due 2027	300,000	300,000
5 1⁄4% Senior Notes, due 2029	700,000	700,000
7 1⁄4% Senior Notes, due 2031	800,000	—
Total	2,300,473	1,504,549
Current portion of long-term debt	3,822	5,096
Long-term debt	$ 2,296,651	$ 1,499,453

The contractual payments of long-term debt, including current maturities, for the five years subsequent to December 30, 2023, are as follows:

2024	$ 3,822
2025	6,369
2026	5,096
2027	789,177
2028	—
Thereafter	1,500,000
Total	2,304,464
Less: Original issue net discount	(3,991)
Less: Deferred financing costs	(13,012)
Total debt	$ 2,287,461

Senior Notes—On December 14, 2023, Summit LLC and Summit Finance (together, the "Issuers") issued $800.0 million in aggregate principal amount of 7.250% senior notes due January 15, 2031 (the "2031 Notes"). The 2031 Notes were issued at 100.0% of their par value. The 2031 Notes were issued under an indenture dated as of December 14, 2023 (the "2031 Notes Indenture"). The 2031 Notes Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries' ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2031 Notes Indenture also contains customary events of default. The gross proceeds of the 2031 Notes were held in escrow as of December 30, 2023 as the proceeds were restricted to use for the Argos USA cash consideration. The proceeds were released upon closing of the Argos USA Transaction on January 12, 2024 (see note 20). Interest on the 2031 Notes is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2024.

On September 27, 2021, the Issuers redeemed all $300.0 million in aggregate principal amount of their 5.125% senior notes due June 1, 2025 (the "2025 Notes") using existing cash on hand at a price equal to par plus an applicable premium and the indenture under which the 2025 Notes were issued was satisfied and discharged. As a result of the redemption, charges of $6.0 million were recognized in the quarter ended October 2, 2021, which included charges of $3.9 million for the applicable redemption premium and $2.1 million for the write-off of the deferred financing fees.

On August 11, 2020, the Issuers issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the "2029 Notes"). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

In August 2020, using the proceeds from the 2029 Notes, all of the outstanding $650.0 million 6.125% senior notes due 2023 (the "2023 Notes") were redeemed at a price equal to par and the indenture under which the 2023 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $4.1 million were recognized in the quarter ended September 26, 2020, which included charges of $0.8 million for the write-off of original issue discount and $3.3 million for the write-off of deferred financing fees.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the "2027 Notes"). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of December 30, 2023 and December 31, 2022, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities—As of December 30, 2023, Summit LLC had credit facilities that provide for term loans in an aggregate amount of $504.5 million and revolving credit commitments in an aggregate amount of $395.0 million (the "Senior Secured Credit Facilities"). Under the Senior Secured Credit Facilities, required quarterly amortization payments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2023 payment. The interest rate on the term loan is variable based on either the base rate or Term SOFR rate and an applicable margin of (i) 2.00% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 3.00% per annum with respect to Term SOFR borrowings, with a SOFR adjustment of 0.10% per annum and a floor of zero. The interest rate on the term loan was 8.57% as of December 30, 2023. In 2022, the Company repaid $95.6 million of its term loan under provisions related to divestitures of businesses. The unpaid principal balance is due in full on the maturity date, which is December 14, 2027.

On January 12, 2024, Summit Materials, LLC entered into Amendment No. 7 to the credit agreement governing the Senior Secured Credit Facilities (the "Credit Agreement"), which among other things:

(1) establish new term loans in an aggregate principal amount of $1.010 billion (the "Term Loan Facility") bearing interest, at Summit LLC's option, based on either the base rate or Term SOFR rate and an applicable margin of (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero, resulting in a current interest rate at the date of closing of 7.83%. Amendment No. 7 also extended the maturity date for the Term Loan Facility to January 12, 2029. In addition, the new term loan is subject to a 1.00% prepayment premium in respect of any principal amount repaid in connection with certain repricing transactions occurring within six months following the Amendment No. 7 Effective Date and requires quarterly amortization payments of 0.25% of the principal amount of the Term Loan Facility on the Amendment No. 7 effective date and due on the last business day or each March, June, September and December, commencing with the June 2024 payment. The proceeds of the new term loans were used to (i) fund a portion of the cash consideration in connection with the Argos USA closing (see note 20), (ii) refinance the $504.5 million of existing term loans outstanding and (iii) pay fees, commissions and expenses in connection with the foregoing;

(2) in respect of the revolving credit facility thereunder (the "Revolving Credit Facility"), (a) increase the total aggregate commitments under the Revolving Credit Facility from $395.0 million to $625.0 million and (b) reduce the applicable margin (with no leverage-based step downs) to (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero; and

(3) modify certain covenants to provide greater flexibility for Summit LLC under the Credit Agreement.

On January 10, 2023, Summit Materials, LLC entered into Amendment No. 6 to the Credit Agreement, which among other things, increased the maximum amount available under the Revolving Credit Facility to $395.0 million and extended the maturity date to January 10, 2028.

On December 14, 2022, Summit Materials, LLC entered into Amendment No. 5 to the Credit Agreement, which among other things, (a) refinanced the existing $509.6 million of existing term loans with new term loans under the Term Loan Facility and extended the maturity date to December 14, 2027.

As of December 30, 2023, the Term Loan Facility bears interest per annum equal to, at Summit LLC's option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) Term SOFR plus 1.00%, plus an applicable margin of 2.00% per annum for base rate loans or (ii) Term SOFR plus an applicable margin of 3.00% per annum for Term SOFR rate loans. The revolving credit facility matures on January 10, 2028, provided that if more than $125 million of the 2027 Notes are outstanding as of December 14, 2026, then the maturity date of the revolving credit facility will be December 14, 2026.

There were no outstanding borrowings under the Revolving Credit Facility as of December 30, 2023 or December 31, 2022. As of December 30, 2023, we had remaining borrowing capacity of $374.1 million under the revolving credit facility, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company's insurance liabilities.

Summit LLC's Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 30, 2023 and December 31, 2022, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC's wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, except for real property and subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the years ended December 30, 2023 and December 31, 2022:

	Deferred financing fees
Balance—January 1, 2022	$ 13,049
Loan origination fees	1,557
Amortization	(2,655)
Write off of deferred financing fees	(462)
Balance—December 31, 2022	$ 11,489
Loan origination fees	5,599
Amortization	(2,464)
Write off of deferred financing fees	(161)
Balance—December 30, 2023	$ 14,463

Other—On January 15, 2015, the Company's wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar ("CAD") revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank's prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank's prime rate plus 0.20%, (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of December 30, 2023 or December 31, 2022.

(9) Income Taxes

Summit Inc.'s tax provision includes its proportional share of Summit Holdings' tax attributes. Summit Holdings' subsidiaries are primarily limited liability companies, but do include certain entities organized as C corporations and a Canadian subsidiary. The tax attributes related to the limited liability companies are passed on to Summit Holdings and then to its partners, including Summit Inc. The tax attributes associated with the C corporation and Canadian subsidiaries are fully reflected in the Company's consolidated financial statements. For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, income taxes consisted of the following:

	2023	2022	2021
Provision for income taxes:			
Current	$ 17,284	$ 15,654	$ 8,030
Deferred	87,554	69,891	36,326
Income tax expense (benefit)	$ 104,838	$ 85,545	$ 44,356

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 21% for 2023, 2022 and 2021, respectively, due to the following:

	2023		2022		2021
Income tax expense (benefit) at federal statutory tax rate	$	82,837	$	75,862	$	41,273
Less: Income tax benefit at federal statutory tax rate for LLC entities		(867)		(754)		(459)
State and local income taxes		15,580		12,703		7,287
Permanent differences		(3,016)		(7,039)		(5,493)
Effective tax rate change		18		(710)		2,317
Basis differences from divestitures		—		3,314		3,766
Unrecognized tax benefits		—		—		—
Tax receivable agreement (benefit) expense		7,222		218		28
Change in valuation allowance		—		(562)		—
Other		3,064		2,513		(4,363)
Income tax expense (benefit)	$	104,838	$	85,545	$	44,356

The following table summarizes the components of the net deferred income tax asset (liability) as December 30, 2023 and December 31, 2022:

	2023		2022
Deferred tax assets (liabilities):			
Net intangible assets	$	58,051	$	138,511
Accelerated depreciation		(202,683)		(196,936)
Net operating loss		195,443		195,669
Investment in limited partnership		(56,717)		(44,690)
Mining reclamation reserve		3,847		3,213
Working capital (e.g., accrued compensation, prepaid assets)		45,849		39,231
Interest expense limitation carryforward		9,332		3,101
Less valuation allowance		(1,113)		(1,113)
Deferred tax assets		52,009		136,986
Less foreign deferred tax liability (included in other noncurrent liabilities)		(15,854)		(15,752)
Net deferred tax asset	$	36,155	$	121,234

As of December 30, 2023, $318.1 million of our deferred tax assets subject to our TRA are included in the net intangible assets and the net operating loss line items above.

Our income tax expense (benefit) was $104.8 million, $85.5 million and $44.4 million in the fiscal years ended 2023, 2022 and 2021, respectively. Our effective income tax rate in 2021 was impacted by the IRS interpretative guidance of the Tax Cuts and Jobs Act (the "TCJA"), a change in state tax rates and a change in the amount of our TRA liability.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible, as well as consideration of tax-planning strategies we may seek to utilize net operating loss carryforwards that begin to expire in 2030. The Company updates the analysis, and adjusted the valuation allowance for interest expense carryforwards limited under the TCJA based on updated forecast models each year.

We had no unrecognized tax benefits as of December 30, 2023 and December 31, 2022, respectively. We did not recognize interest or penalties related to this amount as it is offset by other attributes.

Our net operating loss carryforward deferred tax assets begin to expire in 2030 and are expected to reverse before expiration. Therefore, we have not given consideration to any potential tax planning strategies as a source of future taxable income to monetize those net operating loss carryforwards. The Company will continue to monitor facts and circumstances, including our analysis of other sources of taxable income, in the reassessment of the likelihood that the tax benefit of our deferred tax assets will be realized.

As of December 30, 2023, Summit Inc. had federal net operating loss carryforwards of $818.0 million, a portion of which expire between 2030 and 2038. As of December 30, 2023, $761.0 million of our federal net operating losses were under the terms of our TRA. As of December 30, 2023 and December 31, 2022, Summit Inc. had a valuation allowance on net deferred tax assets of $1.1 million and $1.1 million, respectively, where realization of our net operating losses are not more likely than not.

	2023	2022
Valuation Allowance:		
Beginning balance	$ (1,113)	$ (1,675)
Release of valuation allowance and other	—	562
Ending balance	$ (1,113)	$ (1,113)

Tax Receivable Agreement— During 2015, the Company entered into a TRA with the holders of LP Units and certain other pre-initial public offering owners that provides for the payment by Summit Inc. to exchanging holders of LP Units of 85% of the benefits, if any, that Summit Inc. actually realizes (or, under certain circumstances such as an early termination of the TRA, is deemed to realize) as a result of increases in the tax basis of tangible and intangible assets of Summit Holdings and certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA.

When LP Units are exchanged for an equal number of newly-issued shares of Summit Inc.'s Class A common stock, these exchanges result in new deferred tax assets. Using tax rates in effect as of each year end, $5.4 million and $0.3 million of deferred tax assets were created during the years ended December 30, 2023 and December 31, 2022, respectively, when LP Units were exchanged for shares of Class A common stock.

In the year ended December 30, 2023, 548,761 LP Units were acquired by Summit Inc. in exchange for an equal number of newly-issued shares of Summit Inc.'s Class A common stock. Additionally, Summit LLC reached an agreement to acquire all of the rights and interests in the TRA from affiliates of Blackstone Inc. and certain other TRA holders for aggregate cash consideration of $132.5 million. In connection with these transactions, Summit LLC and Summit Inc. reached an agreement whereby the maximum amount Summit Inc. is obligated to pay Summit LLC for the TRA interests acquired is limited to the amount Summit LLC paid for the TRA interests. As the cash paid for TRA interests acquired was less than their carrying value, Summit Inc. recognized a tax receivable agreement benefit of $157.5 million in the accompanying consolidated statement of operations.

Each year, we update our estimate as to when TRA payments will be made. The timing and cash tax savings of those payments can cause variations in the future value of TRA tax attributes. As noted above, when payments are made under the TRA, a portion of the payment made will be characterized as imputed interest under IRS regulations. We also updated our estimate of the state income tax rate that will be in effect at the date the TRA payments are made. As a result of our updated state income tax rate, and the variance in TRA tax attributes noted above, we have decreased our TRA liability by $4.7 million and increased by $1.3 million as of December 30, 2023 and December 31, 2022, respectively.

Our TRA liability as of December 30, 2023 and December 31, 2022 was $41.7 million and $327.8 million, respectively.

Changes in the balance of the TRA liability, from December 31, 2022 to December 30, 2023 are summarized as follows:

	TRA Liability
Balance — December 31, 2022	$ 328,356
LP unit exchanges during period	8,559
Purchase of TRA interests	(132,449)
TRA liability reduction	(157,477)
TRA liability payments	(544)
TRA liability adjustment	(4,705)
Total	41,740
Less current portion	464
Balance — December 30, 2023	$ 41,276

Tax Distributions – The holders of Summit Holdings' LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of

Summit Holdings provides for pro rata cash distributions ("tax distributions") to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings' estimated taxable income allocated to Summit Inc. multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporate resident in New York, New York.

For the years ended December 30, 2023 and December 31, 2022, Summit Holdings paid tax distributions totaling $0.5 million and $0.7 million, respectively, to holders of its LP Units, other than Summit Inc.

C Corporation Subsidiaries — The effective income tax rate for the C corporations differ from the statutory federal rate primarily due to (1) tax depletion expense (benefit) in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates, (3) differences between book and tax basis for divested businesses, (4) various other items such as limitations on meals and entertainment and other costs and (5) unrecognized tax benefits. The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

No material interest or penalties were recognized in income tax expense during the years ended December 30, 2023, December 31, 2022 or January 1, 2022. Tax years from 2015 to 2019 remain open and subject to audit by federal, Canadian, and state tax authorities.

(10) Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average common shares outstanding and diluted net earnings is computed by dividing net earnings, adjusted for changes in the earnings allocated to Summit Inc. as a result of the assumed conversion of LP Units, by the weighted-average common shares outstanding assuming dilution.

The following table shows the calculation of basic and diluted per share:

	2023	2022	2021
Net income attributable to Summit Inc.	$ 285,856	$ 272,145	$ 152,184
Weighted average shares of Class A stock outstanding	118,952,933	119,747,056	119,415,448
Add: Nonvested restricted stock awards of retirement eligible shares	92,460	147,388	213,846
Weighted average shares outstanding	119,045,393	119,894,444	119,629,294
Basic earnings per share	$ 2.40	$ 2.27	$ 1.27
Diluted net income attributable to Summit Inc.	$ 285,856	$ 272,145	$ 152,184
Weighted average shares outstanding	119,045,393	119,894,444	119,629,294
Add: stock options	110,546	87,976	282,677
Add: warrants	14,264	11,647	17,674
Add: restricted stock units	407,494	460,700	816,966
Add: performance stock units	197,069	173,692	188,381
Weighted average dilutive shares outstanding	119,774,766	120,628,459	120,934,992
Diluted earnings per share	$ 2.39	$ 2.26	$ 1.26

Excluded from the above calculations were the shares noted below as they were antidilutive:

	2023	2022	2021
Antidilutive shares:			
LP Units	1,180,354	1,313,204	1,867,853

(11) Stockholders' Equity

Our capital stock consists of 1.0 billion shares of $0.01 par value Class A common stock authorized, of which 119,529,380 shares were issued and outstanding as of December 30, 2023. We also have authorized 250 million shares of $0.01

par value Class B common stock, of which 99 shares were issued and outstanding as of December 30, 2023. The Class B common stock entitles holders thereof, who are also holders of LP Units, with a number of votes that is equal to the number of LP Units they hold. The Class B common stock does not participate in dividends and does not have any liquidation rights. Our certificate of incorporation also authorizes our board of directors to establish one or more series of preferred stock.

In March 2022, our Board of Directors authorized a share repurchase program, whereby we can repurchase up to $250 million of our Class A common stock. In 2022, we repurchased 3.4 million shares of Class A common stock for $101 million. These shares were retired upon purchase.

From time to time, limited partners of Summit Holdings exchange their LP Units for shares of Class A common stock of Summit Inc. The following table summarizes the changes in our ownership of Summit Holdings:

	Summit Inc. Shares (Class A)	LP Units	Total	Summit Inc. Ownership Percentage
Balance — January 1, 2022	120,684,322	1,314,006	121,998,328	98.9 %
Exchanges during period	2,002	(2,002)	—	
Stock option exercises	10,691	—	10,691	
Repurchases of common stock	(3,427,510)	—	(3,427,510)	
Other equity transactions	1,139,150	—	1,139,150	
Balance — December 31, 2022	118,408,655	1,312,004	119,720,659	98.9 %
Exchanges during period	548,761	(548,761)	—	
Stock option exercises	11,937	—	11,937	
Other equity transactions	560,027	—	560,027	
Balance — December 30, 2023	119,529,380	763,243	120,292,623	99.4 %

Accumulated other comprehensive income (loss) - The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

	Change in retirement plans	Foreign currency translation adjustments	Accumulated other comprehensive income (loss)
Balance — January 1, 2022	$ 1,508	$ 5,575	$ 7,083
Postretirement liability adjustment, net of tax	4,848	—	4,848
Foreign currency translation adjustment, net of tax	—	(8,847)	(8,847)
Balance — December 31, 2022	$ 6,356	$ (3,272)	$ 3,084
Postretirement liability adjustment, net of tax	484	—	484
Foreign currency translation adjustment, net of tax	—	3,707	3,707
Balance — December 30, 2023	$ 6,840	$ 435	$ 7,275

(12) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was as follows:

	2023	2022	2021
Cash payments:			
Interest	$ 99,035	$ 76,279	$ 81,592
Payments for income taxes, net	11,135	23,352	7,580
Operating cash payments on operating leases	10,361	9,483	10,955
Operating cash payments on finance leases	583	1,081	2,162
Finance cash payments on finance leases	7,204	16,245	17,278
Non cash investing and financing activities:			
Accrued liabilities for purchases of property, plant and equipment	$ 15,030	$ 8,558	$ 13,730
Stock Dividend	—	59,258	—
Right of use assets obtained in exchange for operating lease obligations	6,976	17,300	11,528
Right of use assets obtained in exchange for finance leases obligations	10,971	(635)	1,125
Exchange of LP Units to shares of Class A common stock	17,335	62	48,425

(13) Stock-Based Compensation

Prior to the IPO and related Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership units, each of which was subject to unique distribution rights. In connection with the IPO and the related Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units. Holders of the LP Units periodically exchange their LP Units for shares of Class A common Stock of Summit Inc.

Omnibus Incentive Plan

Our 2015 Omnibus Incentive Plan (the "Plan") allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and other stock-based awards. The Plan authorizes the issuance of up to 17,500,000 shares of Class A common stock in the form of restricted stock units and stock options, of which 6.4 million shares of Class A common stock were available for future grants as of December 30, 2023.

Employee Stock Purchase Plan

At the May 2021 Annual Meeting, stockholders approved the Summit Materials, Inc. 2021 Employee Stock Purchase Plan (the "ESPP"), which authorized 5,500,000 shares of Class A common stock for issuance under the ESPP. All eligible employees may voluntarily enroll to purchase the Company's Class A common stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or the end of six-month offering periods. Compensation expense is measured as the discount the employee is entitled to upon purchase and is recognized over the offering period. As of December 30, 2023, 5.5 million shares of Class A common stock were reserved for future issuance through the ESPP, with 5.3 million shares available for issuance.

Restricted Stock

Restricted Stock with Service-Based Vesting—Under the Plan, the Compensation Committee of the Board of Directors (the "Compensation Committee") has granted restricted stock to members of the Board of Directors, executive officers and other key employees. These awards contain service conditions associated with continued employment or service. The terms of the restricted stock provide voting and regular dividend rights to holders of the awards. Upon vesting, the restrictions on the restricted stock lapse and the shares are considered issued and outstanding for accounting purposes.

In each of 2023, 2022 and 2021, the Compensation Committee granted restricted stock to executives and key employees under the Plan as part of our annual equity award program, which vest over a one to three year period, subject to continued employment or service. From time to time, the Compensation Committee grants restricted stock to newly hired or promoted employees or other employees who have achieved extraordinary personal performance objectives.

Further, in each of 2023, 2022 and 2021, the Compensation Committee granted 32,304, 30,520 and 34,672 shares, respectively, to non-employee members of the Board of Directors for their annual service as directors. These restricted stock grants vest over a one year period.

In measuring compensation expense associated with the grant of restricted stock, we use the fair value of the award, determined as the closing stock price for our Class A common stock on the date of grant. Compensation expense is recorded monthly over the vesting period of the award.

Restricted stock with Service, Market-Condition-Based and Performance Based Vesting—In 2023, 2022 and 2021, the Compensation Committee granted restricted stock to certain members of our executive team as part of their annual compensation package. The restricted stock vests at the end of a three year performance period, based on our total stock return ("TSR") ranking relative to companies in the S&P Building & Construction Select Industry Index, as well as increases in our return on invested capital, subject to continued employment.

Compensation expense is recorded monthly over the vesting period of the awards. The following table summarizes information for the equity awards granted in 2023:

	Options		Restricted Stock Units		Performance Stock Units		Warrants	
	Number of options	Weighted average grant-date fair value per unit	Number of restricted stock units	Weighted average grant-date fair value per unit	Number of performance stock units	Weighted average grant-date fair value per unit	Number of warrants	Weighted average grant-date fair value per unit
Beginning balance— December 31, 2022	280,582	$ 9.27	1,100,330	$ 26.12	412,612	$ 29.66	31,519	$ 18.00
Granted	—	—	607,354	31.28	170,486	33.86	—	—
Forfeited/ Canceled	—	—	(39,618)	28.99	(27,476)	27.79	—	—
Exercised	(11,937)	11.30	—	—	—	—	—	—
Vested	—	—	(597,113)	24.71	(122,075)	20.95	—	—
Balance— December 30, 2023	268,645	$ 9.35	1,070,953	$ 29.72	433,547	$ 33.88	31,519	$ 18.00

The fair value of the time-vesting options granted was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. No options to purchase common stock were granted in 2023, 2022 and 2021. The fair value of the performance stock units granted was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term.

	Performance Stock Units		
	2023	2022	2021
Risk-free interest rate	4.41%	1.44%	0.29%
Dividend yield	N/A	N/A	N/A
Volatility	50%	67%	70%
Expected term	3 years	3 years	3 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publicly traded companies for which historical information was available adjusted for the Company's capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $20.3 million, $18.3 million and $19.7 million in the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively. As of December 30, 2023, unrecognized compensation cost totaled $23.0

million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.8 years as of year-end 2023.

As of December 30, 2023, the intrinsic value of outstanding options, restricted stock units and performance stock units was $5.0 million, $41.2 million and $16.7 million, respectively, and the remaining contractual term was 1.8 years, 0.9 years and 1.3 years, respectively. The weighted average strike price of 0.3 million exercisable stock options outstanding as of December 30, 2023 was $19.70 per share.

(14) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees' eligible compensation contributed to the plans. The expense for the defined contribution plans was $15.3 million, $12.1 million and $10.9 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company's subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The plans are closed to new participants and benefits are frozen. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation. Continental Cement also sponsors two unfunded healthcare and life insurance benefits plans for certain eligible retired employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation ("APBO"). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans' participants are not subject to future compensation increases, the plans' PBO equals the accumulated benefit obligation ("ABO"). The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations is based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets and mortality rates.

The Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 30, 2023 and December 31, 2022 and for the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

| | 2023 | | 2022 | |
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Change in benefit obligations:				
Beginning of period	$ 19,037	$ 5,571	$ 25,266	$ 9,790
Service cost	53	28	68	35
Interest cost	938	262	640	239
Actuarial (gain) loss	158	(419)	(5,360)	(1,454)
Change in plan provision	—	—	—	(2,014)
Benefits paid	(1,540)	(416)	(1,577)	(1,025)
End of period	$ 18,646	$ 5,026	$ 19,037	$ 5,571
Change in fair value of plan assets:				
Beginning of period	$ 17,043	$ —	$ 20,004	$ —
Actual return on plan assets	1,473	—	(1,606)	—
Employer contributions	—	416	222	1,025
Benefits paid	(1,540)	(416)	(1,577)	(1,025)
End of period	$ 16,976	$ —	$ 17,043	$ —
Funded status of plans	$ (1,670)	$ (5,026)	$ (1,994)	$ (5,571)
Current liabilities	$ —	$ (449)	$ —	$ (484)
Noncurrent liabilities	(1,670)	(4,577)	(1,994)	(5,087)
Liability recognized	$ (1,670)	$ (5,026)	$ (1,994)	$ (5,571)
Amounts recognized in accumulated other comprehensive income:				
Net actuarial loss	$ 4,642	$ 1,389	$ 5,170	$ 1,919
Prior service cost	—	(2,752)	—	(3,167)
Total amount recognized	$ 4,642	$ (1,363)	$ 5,170	$ (1,248)

The amount recognized in accumulated other comprehensive income ("AOCI") is the actuarial loss (gain) and prior service cost, which has not yet been recognized in periodic benefit cost.

| | 2023 | | 2022 | | 2021 | |
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Amounts recognized in other comprehensive (income) loss:						
Net actuarial (gain) loss	$ (426)	$ (419)	$ (2,785)	$ (1,454)	$ (2,000)	$ 1,143
Prior service credit	—	—	—	(2,013)	—	—
Amortization of prior year service credit	—	415	—	296	—	241
Amortization of loss	(101)	(111)	(307)	(218)	(428)	(259)
Total amount recognized	$ (527)	$ (115)	$ (3,092)	$ (3,389)	$ (2,428)	$ 1,125

The pension and postretirement healthcare and life programs experienced losses during the year ended December 30, 2023 due to the change in discount rate. This change was offset by higher than expected investment returns and demographic gains.

		2023		2022		2021	
		Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Components of net periodic benefit cost:							
Service cost	$	53	$ 28	$ 68	$ 35	$ 58	$ 194
Interest cost		938	262	640	239	550	189
Amortization of loss		101	111	307	218	428	259
Expected return on plan assets		(888)	—	(970)	—	(898)	—
Amortization of prior service credit		—	(415)	—	(296)	—	(241)
Net periodic benefit (expense) cost	$	204	$ (14)	$ 45	$ 196	$ 138	$ 401

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2023 and 2022 are:

	2023		2022	
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	4.95%	4.88%	5.16%	5.09%
Expected long-term rate of return on plan assets	5.00%	N/A	5.00%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	2023		2022		2021	
	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.	Pension benefits	Healthcare & Life Ins.
Discount rate	5.16%	5.09%	2.63%	2.31%	2.04%	1.82%
Expected long-term rate of return on plan assets	5.00%	N/A	5.00%	N/A	5.00%	N/A

The expected long-term return on plan assets is based upon the Plans' consideration of historical and forward-looking returns and the Company's estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the FTSE Above Median Pension Discount Curve.

The assumed health care cost trend rate for year end 2023 was 6.75% grading to 4.46% in 2042. As of year end 2022, the assumed trend rate was 7.00% grading to 4.46% in 2032. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company's healthcare and life insurance benefits plans.

Plan Assets—The defined benefit pension plans' (the "Plans") investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—35%; fixed income securities—55%; cash reserves—5%; alternatives—4%; and precious metals—1%. The Plans' current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 30, 2023 and December 31, 2022.

At year-end 2023 and 2022, the Plans' assets were invested predominantly in fixed-income securities and publicly traded equities, but may be invested in other asset classes in the future subject to the parameters of the investment policy. The Plans' investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans' investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans' assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans' assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans' assets by asset class and fair value hierarchy level as of December 30, 2023 and December 31, 2022 are as follows:

	2023		
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:			
Intermediate—government	$ 4,060	$ 4,060	$ —
Intermediate—corporate	1,386	—	1,386
Short-term—government	1,424	1,424	—
Short-term—corporate	460	—	460
International	1,113	—	1,113
Equity securities:			
U.S. Large cap value	1,611	1,611	—
U.S. Large cap growth	1,082	1,082	—
U.S. Mid cap value	648	648	—
U.S. Mid cap growth	466	466	—
U.S. Small cap value	662	662	—
U.S. Small cap growth	467	467	—
International	1,082	359	723
Emerging Markets	344	344	—
Commodities Broad Basket	844	183	661
Cash	1,327	1,327	—
Total	$ 16,976	$ 12,633	$ 4,343

| | 2022 | | |
	Total fair value	Quoted prices in active markets for identical assets (Level 1)	Observable inputs (Level 2)
Fixed income securities:			
Intermediate—government	$ 4,849	$ 4,849	$ —
Intermediate—corporate	2,754	—	2,754
Short-term—government	531	531	—
Short-term—corporate	538	—	538
International	836	—	836
Equity securities:			
U.S. Large cap value	1,635	1,635	—
U.S. Large cap growth	997	997	—
U.S. Mid cap value	630	630	—
U.S. Mid cap growth	439	439	—
U.S. Small cap value	607	607	—
U.S. Small cap growth	422	422	—
International	745	—	745
Emerging Markets	740	740	—
Commodities Broad Basket	185	185	—
Cash	1,135	1,135	—
Total	$ 17,043	$ 12,170	$ 4,873

Cash Flows—The Company does not expect to contribute to its pension plans during 2024 and expects to contribute $0.4 million to its postretirement healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension benefits	Healthcare and Life Insurance Benefits
2024	$ 1,665	$ 449
2025	1,626	467
2026	1,593	483
2027	1,568	506
2028	1,529	517
2029 - 2033	6,973	2,226

Multiemployer Pension Plans— In 2018, through an acquisition, the Company assumed an obligation to contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in multiemployer pension plans are different from single-employer plans. Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases contributing to the plan, the unfunded obligations of the plan are the responsibility of the remaining participating employers.

The Company's participation in these plans for the annual period ended December 31, 2023, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2023 and 2022 is for the plan 's year end at December 31, 2023, and December 31, 2022, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The "Surcharge Imposed" column indicates whether a surcharge has been imposed on contributions to the plan. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. There have been no significant changes that affect the comparability of 2023 and 2022 contributions.

Pension Trust Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Contributions of Company ($ in thousands)		Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
		2023	2022		2023	2022		
Construction Industry Laborers Pension Fund	43-6060737 /001	Green - as of December 31, 2022	Green - as of December 31, 2021	None	$ 109	$ 108	No	3/31/2026
Operating Engineers Local 101 Pension Plan	43-6059213 /001	Green - as of December 31, 2022	Green - as of December 31, 2021	None	21	21	No	3/31/2026
Total Contributions					$ 130	$ 129		

The Company was not listed as providing more than 5% of the total contributions for the Operating Engineers Local 101 Pension Plan or the Construction Industry Laborers Pension Fund for the plan years 2023 and 2022 per the plans' Forms 5500. As of the date of the filing of this annual report on Form 10-K, Forms 5500 were not available for the plan year ending December 31, 2023.

(15) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $5.1 million and $4.0 million as of December 30, 2023 and December 31, 2022, respectively, is included in accrued expenses on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of December 30, 2023 and December 31, 2022 were $141.8 million and $124.9 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 30, 2023 and December 31, 2022:

	2023	2022
Beginning balance	$ 40,259	$ 45,051
Acquired obligations	802	739
Change in cost estimate	8,316	(1,238)
Settlement of reclamation obligations	(2,295)	(2,756)
Dispositions	(309)	(4,150)
Accretion expense	3,132	2,613
Ending balance	$ 49,905	$ 40,259

(16) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the "CCB") into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. ("Winvan"). The investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company's operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(17) Leases

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of ASU No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	2023	2022	2021
Operating lease cost	$ 11,347	$ 9,543	$ 10,650
Variable lease cost	183	243	382
Short-term lease cost	43,052	42,320	42,764
Financing lease cost:			
Amortization of right-of-use assets	2,692	5,659	9,902
Interest on lease liabilities	584	1,081	2,097
Total lease cost	$ 57,858	$ 58,846	$ 65,795

	2023	2022
Supplemental balance sheet information related to leases:		
Operating leases:		
Operating lease right-of-use assets	$ 36,553	$ 37,889
Current operating lease liabilities	$ 8,596	$ 7,296
Noncurrent operating lease liabilities	33,230	35,737
Total operating lease liabilities	$ 41,826	$ 43,033
Finance leases:		
Property and equipment, gross	$ 30,136	$ 32,119
Less accumulated depreciation	(12,088)	(14,992)
Property and equipment, net	$ 18,048	$ 17,127
Current finance lease liabilities	$ 4,020	$ 6,959
Long-term finance lease liabilities	14,357	7,167
Total finance lease liabilities	$ 18,377	$ 14,126

	2023	2022
Weighted average remaining lease term (years):		
Operating leases	8.4	9.1
Finance lease	6.0	2.8
Weighted average discount rate:		
Operating leases	5.1 %	4.7 %
Finance leases	7.7 %	5.3 %

Maturities of lease liabilities, as of December 30, 2023, were as follows:

	Operating Leases	Finance Leases
2024	$ 10,454	$ 5,221
2025	8,287	4,169
2026	6,522	2,769
2027	4,822	2,585
2028	3,457	2,384
Thereafter	17,674	6,288
Total lease payments	51,216	23,416
Less imputed interest	(9,390)	(5,039)
Present value of lease payments	$ 41,826	$ 18,377

The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $35.8 million, $33.5 million and $34.8 million, respectively. Minimum contractual commitments for the subsequent five years under royalty agreements are as follows:

	Royalty Agreements
2024	$ 12,517
2025	12,235
2026	11,151
2027	10,749
2028	10,243

(18) Fair Value of Financial Instruments

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of December 30, 2023 and December 31, 2022 was:

	2023	2022
Current portion of acquisition-related liabilities and Accrued expenses:		
Contingent consideration	$ 139	$ 336
Acquisition-related liabilities and Other noncurrent liabilities:		
Contingent consideration	$ 9,254	$ 4,981

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.
Level 3 — Unobservable inputs, which includes the use of valuation models.

Financial Instruments—The Company's financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of December 30, 2023 and December 31, 2022 were:

	December 30, 2023		December 31, 2022	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1				
Long-term debt(1)	$ 2,329,606	$ 2,300,473	$ 1,447,673	$ 1,504,549
Level 3				
Current portion of deferred consideration and noncompete obligations(2)	6,868	6,868	13,382	13,382
Long term portion of deferred consideration and noncompete obligations(3)	18,767	18,767	24,070	24,070

_____
(1) $3.8 million and $5.1 million was included in current portion of debt as of December 30, 2023 and December 31, 2022, respectively.
(2) Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3) Included in acquisition-related liabilities on the consolidated balance sheets.

Level 1 fair values are used to value investments in publicly-traded entities and assumed obligations for publicly-traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, liabilities for asset retirement obligations, environmental remediation and compliance obligations. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and leased mineral interests and other identifiable intangible assets. The fair values of mineral reserves and leased mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows. The estimate of future cash flows is based on available historical information and forecasts determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, volumes and expected profit margins, net of capital requirements. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would assume if purchasing the acquired business.

The Level 3 fair values of contingent consideration were based on projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material adjustments to the fair value of contingent consideration in 2023 or 2022. The fair values of the deferred consideration and noncompete obligations were determined based on the cash payment terms in the purchase agreements and a discount rate reflecting the Company's credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

(19) Segment Information

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company's management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company's Chief Operating Decision Maker ("CODM"). The CODM primarily evaluates the performance of the Company's segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company's reportable business segments as of and for the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	2023	2022	2021
Revenue*:			
West	$ 1,586,611	$ 1,390,307	$ 1,262,061
East	650,207	664,479	849,374
Cement	382,650	357,736	298,234
Total revenue	$ 2,619,468	$ 2,412,522	$ 2,409,669

---

* Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

		2023		2022		2021
Income from operations before taxes	$	394,464	$	361,488	$	198,637
Interest expense		114,155		86,969		92,240
Depreciation, depletion and amortization		214,418		197,837		226,442
Accretion		3,132		2,613		2,924
Loss on debt financings		493		1,737		6,016
Tax receivable agreement (benefit) expense		(162,182)		1,566		(6,779)
(Gain) loss on sale of businesses		(14,966)		(172,389)		(20,011)
Non-cash compensation		20,326		18,347		19,705
Argos USA acquisition and integration costs		25,591		—		—
Other		(17,421)		(6,692)		908
Total Adjusted EBITDA	$	578,010	$	491,476	$	520,082
Total Adjusted EBITDA by Segment:						
West	$	331,136	$	280,557	$	271,560
East		150,609		129,203		181,483
Cement		144,040		125,582		117,159
Corporate and other		(47,775)		(43,866)		(50,120)
Total Adjusted EBITDA	$	578,010	$	491,476	$	520,082

		2023		2022		2021
Purchases of property, plant and equipment						
West	$	136,922	$	123,085	$	94,056
East		59,505		84,323		89,727
Cement		41,338		44,950		26,962
Total reportable segments		237,765		252,358		210,745
Corporate and other		17,854		14,375		1,237
Total purchases of property, plant and equipment	$	255,619	$	266,733	$	211,982

		2023		2022		2021
Depreciation, depletion, amortization and accretion:						
West	$	111,300	$	97,892	$	99,470
East		62,656		63,297		86,623
Cement		39,307		36,028		39,024
Total reportable segments		213,263		197,217		225,117
Corporate and other		4,287		3,233		4,249
Total depreciation, depletion, amortization and accretion	$	217,550	$	200,450	$	229,366

		2023		2022		2021
Total assets:						
West	$	1,837,214	$	1,565,776	$	1,512,298
East		1,171,944		1,151,223		1,292,638
Cement		904,508		873,604		844,086
Total reportable segments		3,913,666		3,590,603		3,649,022
Corporate and other		1,235,916		665,089		590,103
Total	$	5,149,582	$	4,255,692	$	4,239,125

(20) Subsequent Event - Acquisition of Argos North America Corp.

In January 2024, Summit completed a merger with Argos North America Corporation ("Argos USA"), Cementos Argos S.A., Argos SEM LLC and Valle Cement Investments, Inc., pursuant to which Summit acquired all of the outstanding equity interests (the "Transaction") of Argos USA from the Argos SEM LLC and Valle Cement Investments, Inc. in exchange for $1.2 billion of cash, the issuance of 54,720,000 shares of the Company's Class A common stock and one preferred share in a transaction valued at approximately $3.2 billion. The cash consideration was funded from the net proceeds of an $800 million offering of Senior Notes due 2031 and new term loan borrowings under our current credit facility. The purchase price is subject to customary adjustments, with any upward or downward adjustments made against the cash consideration. The Transaction Agreement, dated as of September 7, 2023, contains customary representations and warranties, covenants and agreements, including a Stockholder Agreement.

The Argos USA assets include four integrated cement plants, two grinding facilities, 140 ready-mix concrete plants, eight ports and 10 inland terminals across the East and Gulf Coast regions, with a total installed cement grinding capacity of 9.6 million tons per annum and a total import capacity of 5.4 million tons of cement per annum. The import facilities allow the importing of cement from other countries, including a minimum quantity from a cement plant in Cartagena, Colombia, owned by Cementos Argos S.A., as stipulated under a cement supply agreement entered into upon the closing of the Transaction. The Argos USA assets included 1.2 billion tons of reserves and resources in four quarries.

The following unaudited pro forma financial information summarizes the results of operations for the Company and Argos USA as though the companies merged as of January 1, 2022. Financial information for 2023 does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies or synergies that may result from the merger. However, we have reflected elimination of royalties expenses paid to the parent of Argos USA which will not be incurred post merger. We have also adjusted for expenses incurred by Argos USA as they pursed an initial public offering and the merger with the Company, as well as interest expense adjustments to reflect the payoff of Argos USA debt obligations and new debt issued by the Company described above.

	2023	2022
($ in thousands)		
Total Revenues	$ 4,328,054	$ 3,977,955
Net income attributable to Summit Inc.	$ 392,335	$ 286,479

The pro forma financial information is provided for informational purposes only and do not purport to represent what the actual consolidated results of operations of the combined company would have been had the transaction occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements and notes thereto for Summit Materials, LLC and subsidiaries are included as Exhibit 99.1 to this Annual Report on Form 10-K and are incorporated by reference herein.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Summit Inc. and Summit LLC maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in Summit Inc.'s reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to Summit Inc.'s and Summit LLC's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Summit Inc.'s and Summit LLC's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Summit Inc.'s disclosure controls and procedures as of December 30, 2023. Based upon that evaluation, Summit Inc.'s and Summit LLC's Chief Executive Officer and Chief Financial Officer concluded that, as of December 30, 2023, Summit Inc.'s and Summit LLC's disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

The Stockholders of Summit Materials, Inc.:

The management of Summit Materials, Inc. and Summit Materials, LLC is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 30, 2023. In making this evaluation, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on our evaluation we believe that, as of December 30, 2023 our internal control over financial reporting is effective based on those criteria.

KPMG LLP has issued an audit report on the effectiveness of Summit Materials, Inc.'s internal control over financial reporting. The KPMG LLP report immediately follows this report. This annual report does not include an attestation report of Summit Materials, LLC's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Summit Materials, LLC's registered public accounting firm pursuant to rules of the Securities and Exchange Commission applicable to "non-accelerated filers."

/s/ Anne P. Noonan
Chief Executive Officer

/s/ C. Scott Anderson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Summit Materials, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Summit Materials, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income, cash flows and changes in stockholders' equity for each of the fiscal years in the three-year period ended December 30, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 15, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 15, 2024

Changes in Internal Control over Financial Reporting

There was no change in Summit Materials, Inc.'s or Summit Materials, LLC's internal control over financial reporting that occurred during their last fiscal quarter that has materially affected, or is reasonably likely to materially affect, their internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive proxy statement with respect to the 2024 annual meeting of stockholders to be filed with the SEC within 120 days of the fiscal year ended December 30, 2023 (the "2024 Proxy Statement"), except that certain information regarding our executive officers called for by Item 401(b) and (e) of Regulation S-K has been included in Part 1 of this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information set forth under the heading "Our Pay" in our 2024 Proxy Statement is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be set forth herein pursuant to Item 403 of Regulation S–K is included in the section entitled "Our Stockholders—Holdings of Major Stockholders" in our 2024 Proxy Statement is incorporated herein by reference. The information regarding certain Company equity compensation plans called for by Item 201(d) of Regulation S–K is set forth below.

Securities Authorized for Issuance Under Equity Compensation Plans

	As of December 30, 2023		
	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by stockholders(1)	17,500,000	$ 19.70	6,419,474

_____

(1)   Relates only to the Omnibus Incentive Plan detailed below.

In connection with our IPO, the board of directors and our then sole voting stockholder adopted the Omnibus Incentive Plan under which 13,500,000 shares of common stock were reserved. At the May 2021 Annual Meeting, stockholders approved an increase to the number of shares of the Company's Class A common stock that may be issued under the Plan by 4,000,000 shares of Class A common stock to a total of 17,500,000. The Omnibus Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based and performance compensation awards to eligible employees, officers, directors, consultants and advisors of the Company. If an award under the Omnibus Incentive Plan terminates, lapses or is settled without the payment of the full number of shares subject to the award, the undelivered shares may be granted again under the Omnibus Incentive Plan. As of December 30, 2023, there were no equity compensation plans not approved by stockholders of Summit Inc.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required to be set forth herein is included in the sections entitled "Certain Relationships and Related Person Transactions" in our 2024 Proxy Statement is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information provided under the heading "Item 3—Ratification of Appointment of KPMG" included in our 2024 Proxy Statement is incorporated herein by reference.

<u>**PART IV**</u>

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

1.   Financial statements:

Financial statements for Summit Inc. and Summit LLC are included under Item 8 of this report, which incorporates Exhibit 99.1 with respect to Summit LLC.

2.   Financial statement schedules:

Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the financial statements or notes thereto.

3.   Exhibits:

2.1†	Transaction Agreement, dated September 7, 2023, among Summit Materials, Inc., Argos North America, Corp., Cementos Argos S.A., Argos SEM LLC, Valle Cement Investments, Inc. (incorporated by reference to Exhibit 2.1 to Summit Materials Inc.'s Current Report on Form 8-K filed September 8, 2023 (File No. 001-36873).
3.1	Certificate of Formation of Summit Materials, LLC, as amended (incorporated by reference to Exhibit 3.1 to Summit Materials, LLC's Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).
3.2	Second Amended and Restated Limited Liability Company Agreement of Summit Materials, LLC (incorporated by reference to Exhibit 3.4 to the Registrants' Quarterly Report on Form 10-Q filed on October 30, 2019 (File No. 001-36783)).
3.3	Restated Certificate of Incorporation of Summit Materials, Inc. (incorporated by reference to Exhibit 3.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on May 19, 2021 (File No. 001-36873)).
3.4	Certificate of Designations of the Voting Series A Non-Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on January 12, 2024 (File No. 001-36873)).
3.5	Third Amended and Restated By-Laws of Summit Materials, Inc. (incorporated by reference to Exhibit 3.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on November 21, 2022 (File No. 001-36873)).
4.1*	Description of Securities of Summit Materials, Inc.
4.2	Indenture, dated as of March 15, 2019, among Summit Materials, LLC as the Issuer, Summit Materials Finance Corp. as the Co-Issuer, the Guarantors named therein and Wilmington Trust, National Association, as trustee, (incorporated by reference to Exhibit 4.1 to the Registrants' Current Report on Form 8-K, filed March 15, 2019 (File No. 001-36873)).
4.3	Form of 6.500% Senior Note due 2027 (included in Exhibit 4.2).
4.4	Indenture, dated as of August 11, 2020, by and among Summit Materials, LLC, Summit Materials Finance Corp., the subsidiary guarantors on the signature pages thereto and Wilmington Trust, National Association, as trustee, (incorporated by reference to Exhibit 4.1 to the Registrants' Current Report on Form 8-K, filed August 11, 2020 (File No. 001-36873)).
4.5	Form of 5.25% Senior Note due 2029 (included in Exhibit 4.4).

4.6	Indenture, dated as of December 14, 2023, by and among Summit Materials, LLC, Summit Materials Finance Corp., the subsidiary guarantors named on the signature pages thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Summit Materials Inc.'s Current Report on Form 8-K filed December 14, 2023 (File No. 001-36873).
4.7	Form of 7.250% Senior Note due 2031 (included in Exhibit 4.6).
10.1	Fourth Amended and Restated Limited Partnership Agreement of Summit Materials Holdings L.P., dated as of March 11, 2015 (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).
10.2	Restrictive Covenant Agreement, dated as of January 12, 2024, by and among Grupo Argos S.A., Cementos Argos S.A. and Summit Materials, Inc. (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.3	Transition Services Agreement, dated as of January 12, 2024, by and between Cementos Argos S.A. and Summit Materials, Inc. (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.4	Support Services Agreement, dated as of January 12, 2024, by and between Summa Servicios Corporativos Integrales S.A.S. and Summit Materials, Inc. (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.5	Cement Supply Agreement, dated as of January 12, 2024, by and between Zona Franca Argos S.A.S. and Argos USA LLC. (incorporated by reference to Exhibit 10.4 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.6	Intellectual Property License Agreement, dated as of January 12, 2024, by and among Cementos Argos S.A., Summit Materials, Inc. and Argos North America Corp. (incorporated by reference to Exhibit 10.5 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.7	Logistics Service Agreement (Cartagena), dated as of January 12, 2024, by and between Transatlantic Cement Carriers Inc. and Argos USA LLC. (incorporated by reference to Exhibit 10.6 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.8	Logistics Service Agreement (Cartagena), dated as of January 12, 2024, by and between Transatlantic Cement Carriers Inc. and Argos USA LLC. (incorporated by reference to Exhibit 10.7 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.9	Master Purchase Agreement, dated as of January 12, 2024, by and between Argos USA LLC and CI Del Mar Caribe (BVI) Inc. (incorporated by reference to Exhibit 10.8 to Summit Materials, Inc.'s Current Report on Form 8-K/A filed on February 12, 2024 (File No. 001-36873)).
10.10	Tax Receivable Agreement, dated as of March 11, 2015, by and among Summit Materials, Inc. and each of the other persons from time to time party thereto (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).
10.11	Amendment No. 1 to Tax Receivable Agreement, dated as of May 10, 2023, by and among Summit Materials, Inc. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on August 3, 2023 (File No. 001-36873)).
10.12	Assignment Agreement, dated as of August 18, 2023, by and among Summit Materials, Inc. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on November 2, 2023 (File No. 001-36873)).
10.13	Exchange Agreement, dated as of March 11, 2015, among Summit Materials, Inc., Summit Holdings and the holders of LP Units from time to time party thereto (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Current Report on Form 8-K filed on March 17, 2015 (File No. 001-36873)).
10.14	Amendment No. 1 to Exchange Agreement, dated as of August 4, 2015, among Summit Materials, Inc., Summit Holdings and the other parties identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Summit Materials, LLC's Quarterly Report on Form 10-Q filed on November 3, 2015 (File No. 333-187556)).
10.15+	Summit Materials, Inc. Amended and Restated 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on May 18, 2021 (File No. 001-36873)).
10.16+	Form of Restricted LP Unit Agreement (incorporated by reference to Exhibit 10.7 to Summit Materials, Inc.'s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).
10.17+	Form of Stock Option Agreement (Leverage Restoration Options) (incorporated by reference to Exhibit 10.8 to Summit Materials, Inc.'s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).
10.18+	Form of Restricted Stock Unit Award Notice and Agreement for Directors (incorporated by reference to Exhibit 10.1 to the Registrants' Quarterly Report on Form 10-Q, filed May 4, 2016 (File No. 001-36873)).
10.19+	Form of Restricted Stock Unit Award Notice and Agreement for Executive Officers (incorporated by reference to Exhibit 10.2 to the Registrants' Quarterly Report on Form 10-Q, filed May 4, 2016 (File No. 001-36873)).

10.20+	Form of Performance Unit Award Notice and Agreement for Executive Officers (incorporated by reference to Exhibit 10.4 to the Registrants' Quarterly Report on Form 10-Q, filed May 4, 2016 (File No. 001-36873)).
10.21+	Form of Nonqualified Stock Option Award Notice and Agreement for Executive Officers (incorporated by reference to Exhibit 10.3 to the Registrants' Quarterly Report on Form 10-Q, filed May 4, 2016 (File No. 001-36873)).
10.22+	Form of Performance Unit Award Notice and Agreement for Executive Officers (incorporated by reference to Exhibit 10.4 to the Registrants' Quarterly Report on Form 10-Q, filed May 4, 2016 (File No. 001-36873)).
10.23+	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Summit Materials, Inc.'s Amendment No. 1 to the Registration Statement on Form S-1, filed January 9, 2015 (File No. 333-201058)).
10.24	Security Agreement, dated as of January 30, 2012, by and among the grantors identified therein and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.4 of Summit Materials, LLC's Registration Statement on Form S-4, filed March 27, 2013 (File No. 333-187556)).
10.25	Restatement Agreement, providing for the Amended and Restated Credit Agreement, dated as of July 17, 2015, among Summit Materials, LLC, Summit Materials Intermediate Holdings, LLC, the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on July 20, 2015 (File No. 001-36873)).
10.26	Amendment No. 1, dated as of January 19, 2017, to the Amended and Restated Credit Agreement, dated as of July 17, 2015, among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed January 19, 2017 (File No. 001-36873)).
10.27	Amendment No. 2, dated as of November 21, 2017, to the Amended and Restated Credit Agreement, dated as of July 17, 2015, among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K filed on November 21, 2017 (File No. 001-36873)).
10.28	Amendment No. 3, dated as of May 22, 2018, to the Amended and Restated Credit Agreement, dated as of July 17, 2015 (as amended by Amendment No. 1, dated as of January 19, 2017 and Amendment No. 2, dated as of November 21, 2017), among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed May 22, 2018).
10.29	Incremental Amendment No. 4, dated as of February 25, 2019, to the Amended and Restated Credit Agreement, dated as of July 17, 2015 (as amended by Amendment No. 1, dated as of January 19, 2017, Amendment No. 2, dated as of November 21, 2017, and Amendment No. 3, dated as of May 22, 2018), among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed February 25, 2019).
10.30	Amendment No. 5, dated as of December 14, 2022, to the Amended and Restated Credit Agreement, dated as of July 17, 2015 (as amended by Amendment No. 1, dated as of January 19, 2017, Amendment No. 2, dated as of November 21, 2017, Amendment No. 3, dated as of May 22, 2018 and Amendment No. 4, dated as of February 25, 2019), among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed December 14, 2022).
10.31	Amendment No. 6, dated as of January 10, 2023, to the Amended and Restated Credit Agreement, dated as of July 17, 2015 (as amended by Amendment No. 1, dated as of January 19, 2017, Amendment No. 2, dated as of November 21, 2017, Amendment No. 3, dated as of May 22, 2018, Amendment No. 4, dated as of February 25, 2019 and Amendment No. 5, dated as of December 14, 2022), among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities from time to time party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed January 10, 2023).

10.32	Amendment No. 7, dated as of January 12, 2024, to the Amended and Restated Credit Agreement, dated as of July 17, 2015 (as amended by Amendment No. 1, dated as of January 19, 2017, Amendment No. 2, dated as of November 21, 2017, Amendment No. 3, dated as of May 22, 2018, Amendment No. 4, dated as of February 25, 2019, Amendment No. 5, dated as of December 14, 2022 and Amendment No. 6 dated as of January 10, 2023), among Summit Materials, LLC, as the borrower, the guarantors party thereto, the several banks and other financial institutions or entities party thereto, Bank of America, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender and the other parties thereto (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Current Report on Form 8-K filed on January 12, 2024 (File No. 001-36873)).
10.33+	Form of Management Interest Subscription Agreement for executive officers (incorporated by reference to Exhibit 10.8 to Summit Materials, LLC's Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).
10.34+	Form of Management Interest Subscription Agreement for directors (incorporated by reference to Exhibit 10.9 to Summit Materials, LLC's Annual Report on Form 10-K, filed March 7, 2014 (File No. 333-187556)).
10.35+	Employment Agreement, dated as of December 3, 2013, between Summit Materials Holdings L.P. and Brian J. Harris (incorporated by reference to Exhibit 10.1 to Summit Materials, LLC's current Quarterly Report on Form 8-K/A, filed December 4, 2013 (File No. 333-187556)).
10.36+	Amendment, dated as of September 28, 2023, to the Transition and Consulting Agreement, dated as of September 8, 2022, by and among Summit Materials, Inc. and Brian J. Harris (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on November 2, 2023 (File No. 001-36873)).
10.37+	Form of Warrant to Purchase Class A Common Stock (incorporated by reference to Exhibit 10.28 to Summit Materials, Inc.'s Amendment No. 3 to the Registration Statement on Form S-1, filed March 2, 2015 (File No. 333-201058)).
10.38+	Summit Materials, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Current Report on Form 8-K filed on December 21, 2017 (File No. 001-36873).
10.39+	Omnibus Amendment to Participation Notice and Agreements Under the Summit Materials, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2021 (File No. 001-36873)).
10.40+	Summit Materials, Inc. Executive Severance Plan Form Participation Notice and Agreement (incorporated by reference to Exhibit 10.4 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2021 (File No. 001-36873)).
10.41+	Participation Notice and Agreement under Summit Materials, Inc. Executive Severance Plan by and between Summit Materials, Inc. and Scott Anderson (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on May 4, 2023 (File No. 001-36873)).
10.42+	Amendment to Participation Notice and Agreement under Summit Materials, Inc. Executive Severance Plan, dated as of March 1, 2023, by and between Summit Materials, Inc. and Anne P. Noonan (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q filed on May 4, 2023 (File No. 001-36873)).
10.43+	Form of Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed October 28, 2020 (File No. 001-36873)).
10.44+	Form of Performance Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed October 28, 2020 (File No. 001-36873)).
10.45+	Form of Special Executive Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.1 to the Registrants' Current Report on Form 8-K, filed August 3, 2020 (File No. 001-36873)).
10.46+	Offer Letter, dated as of July 20, 2020, by and between Summit Materials, Inc. and Anne P. Noonan ((incorporated by reference to Exhibit 10.1 to the Summit Materials, Inc.'s Current Report on Form 8-K, filed July 21, 2020 (File No. 001-36873)).
10.47+	Form of Performance Unit Award Notice and Agreement for Executives (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q, filed on May 11, 2011 (File No. 001-36873)).
10.48+	Form of Restricted Stock Unit Award Notice and Agreement for Executive Officers (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q, filed on May 11, 2011 (File No. 001-36873)).
10.49+	Form of Restricted Stock Unit Award Notice and Agreement for Directors (incorporated by reference to Exhibit 10.3 to Summit Materials, Inc.'s Quarterly Report on Form 10-Q, filed on May 11, 2011 (File No. 001-36873)).
10.50+	Summit Materials, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Current Report on Form 8-K filed on May 18, 2021 (File No. 001-36873)).
10.51+	Transition and Consulting Agreement by and among Summit Materials, Inc. and Brian J. Harris dated as of September 8, 2022 (incorporated by reference to Exhibit 10.1 to Summit Materials, Inc.'s Current Report on Form 8-K filed on September 12, 2022 (File No. 001-36783)).

10.52+	Offer Letter between Summit Materials, Inc. and Karli Anderson (incorporated by reference to Summit Materials, Inc.'s Current Report on Form 8-K filed on November 16, 2022 (File No. 001-46783)).
10.53+	Offer Letter between Summit Materials, Inc. and Kekin Ghelani
10.54+	Offer Letter between Summit Materials, Inc. and Scott Anderson (incorporated by reference to Summit Materials, Inc.'s Current Report on Form 8-K file on March 1, 2023 (File No. 001-36873).
10.55+	Stockholder Agreement, dated as of January 12, 2024, by and among Summit Materials, Inc., Cementos Argos S.A., Argos SEM, LLC and Valle Cement Investments, Inc. and, solely for the purpose of specified sections of the Stockholder Agreement, Grupo Argos S.A. (incorporated by reference to Exhibit 10.2 to Summit Materials, Inc.'s Current Report on Form 8-K filed on January 12, 2024 (File No. 001-36873)).
10.56	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Summit Materials, Inc.'s Current Report on Form 8-K filed on January 12, 2024 (File No. 001-36873)).
21*	Subsidiaries of Summit Materials, LLC and Summit Materials, Inc.
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Qualified Person.
31.1*	Summit Materials, Inc.'s Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Summit Materials, Inc.'s Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.3*	Summit Materials, LLC's Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4*	Summit Materials, LLC's Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Summit Materials, Inc.'s Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Summit Materials, Inc.'s Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.3**	Summit Materials, LLC's Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.4**	Summit Materials, LLC's Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
95.1*	Mine Safety Disclosures.
97.1*+	Incentive Compensation Clawback Policy
99.1*	Summit Materials, LLC's Consolidated Financial Statements and Notes to Consolidated Financial Statements.
101.1NS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104.1*	Cover Page Interactive Data File (embedded with the Inline XBRL document).

*	Filed herewith
**	Furnished herewith
+	Indicates management or compensating plan or arrangement
†	Certain sensitive personally identifiable information in this exhibit was omitted by means of redacting a

portion of the text and replacing it with [***]

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

Date: February 15, 2024

By: /s/ Anne P. Noonan

Anne P. Noonan
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities indicated on the 15th day of February 2024.

Signature	Title
/s/ Anne P. Noonan Anne P. Noonan	President and Chief Executive Officer; Director of Summit Materials, Inc. (Principal Executive Officer)
/s/ C. Scott Anderson C. Scott Anderson	Chief Financial Officer (Principal Financial Officer)
/s/ Brian D. Frantz Brian D. Frantz	Chief Accounting Officer (Principal Accounting Officer)
/s/ Joseph S. Cantie Joseph S. Cantie	Director of Summit Materials, Inc.
/s/ Anne M. Cooney Anne M. Cooney	Director of Summit Materials, Inc.
/s/ Susan A. Ellerbusch Susan A. Ellerbusch	Director of Summit Materials, Inc.
/s/ Howard L. Lance Howard L. Lance	Director of Summit Materials, Inc.
/s/ Tamla Oates-Forney Tamla Oates-Forney	Director of Summit Materials, Inc.
/s/ Anne K. Wade Anne K. Wade	Director of Summit Materials, Inc.
/s/ Steven H. Wunning Steven H. Wunning	Director of Summit Materials, Inc.

RECONCILIATION OF NON-GAAP MEASURES TO GAAP

The following table reconciles our net income to Adjusted EBITDA for the year ended December 30, 2023.

Reconciliation of Net Income (Loss) to Adjusted EBITDA ($ in thousands)	Year ended December 30, 2023
Net income	$289,626
Interest expense	114,155
Income tax expense	104,838
Depreciation, depletion and amortization	214,418
EBITDA	$723,037
Accretion	3,132
Loss on debt financings	493
Tax receivable agreement benefit	(162,182)
Gain on sale of businesses	(14,966)
Non-cash compensation	20,326
Argos USA acquisition and integration costs	25,591
Other	(17,421)
Adjusted EBITDA	$578,010
Adjusted EBITDA Margin[1]	23.7%

1 Adjusted EBTIDA Margin is defined as Adjusted EBITDA as a percentage of net revenue.

The following table reconciles net cash provided by operating activities to free cash flow for year ended December 30, 2023.

($ in thousands)	Year ended December 30, 2023
Net income	$289,626
Non-cash items	302,502
Net income adjusted for non-cash items	592,128
Change in working capital accounts	(153,268)
Net cash provided by operating activities	438,860
Capital expenditures, net of asset sales	(241,195)
Free cash flow	$197,665

The following table reconciles operating income to adjusted cash gross profit for year ended December 30, 2023.

Reconciliation of Net Income (Loss) to Adjusted EBITDA ($ in thousands)	Year ended December 30, 2023
Operating Income	$310,630
General and administrative expenses	210,357
Depreciation, depletion, amortization and accretion	217,550
Transaction and integration costs	26,813
Gain on sale of property, plant and equipment	(8,290)
Adjusted Cash Gross Profit (exclusive of items shown separately)	$757,060

The table below reconciles our Adjusted EBITDA to Further Adjusted EBITDA and our calculation of Net Debt to arrive at our Net Leverage Ratio for the year ended December 30, 2023.

($ in thousands)	Year ended December 30, 2023
Adjusted EBITDA	$578,010
Non-Argos USA Acquisition transaction expenses	1,222
EBITDA for certain acquisitions / divestitures[1]	2,345
Further Adjusted EBITDA[2]	581,577
Long-term debt, including current portion	2,304,464
Acquisition related liabilities	35,028
Finance leases and other	18,377
Less: Cash and cash equivalents	(1,155,669)
Net Debt	1,202,200
Net Leverage Ratio[3]	2.1x

1 Under the terms of our credit facilities, we include EBITDA from our acquisitions, net of dispositions, in each fiscal year for periods prior to acquisition.
2 Further Adjusted EBITDA is defined as Adjusted EBITDA plus the EBITDA contribution for certain recent acquisitions.
3 Net Leverage Ratio is defined as Net Debt divided by Further Adjusted EBITDA.

The following table calculates our Return on Invested Capital ("ROIC") for the five quarter period ended December 30, 2023.

| ($ in thousands) | Five Quarter Average Balance Sheet | | | |
	Q4 2023	Q4 2022	Q4 2021	Q4 2020
Total Liabilities and Shareholders Equity	4,476,133	4,242,764	4,313,485	4,154,245
Less: cash and restricted cash	(500,311)	(425,157)	(377,213)	(294,156)
Less: TRA Long Term Liabiity	(213,296)	(327,182)	(326,749)	(326,503)
Less: Trade AP	(142,192)	(142,558)	(141,498)	(129,465)
Less: Billings in Excess of Costs	(6,759)	(6,564)	(12,397)	(14,233)
Less: Accrued Expenses	(137,083)	(127,761)	(145,183)	(133,020)
Total Investment	3,476,492	3,213,542	3,310,445	3,256,868
Adjusted EBITDA	578,010	491,476	520,082	482,289
Less: Depreciation, depletion	(214,418)	(197,837)	(226,442)	(218,682)
Less: Accretion	(3,132)	(2,613)	(2,924)	(2,638)
Adj EBITDA, less DD&A	360,460	291,026	290,716	260,969
Divided by Total Investment	3,476,492	3,213,542	3,310,445	3,256,868
ROIC	10.4%	9.1%	8.8%	8.0%

INDEXED TOTAL SHAREHOLDER RETURN



Summit Materials, Inc. Class A		S&P 500 / Construction Materials Index - Total Return			S&P 500 - Total Return	

The above graph shows the comparison of cumulative total shareholder return, calculated on a dividend reinvested basis, for (i) our Class A Common Stock ("SUM"), (ii) the Standard & Poor's Composite—500 Stock Index (the "S&P 500"), and (iii) the Standard & Poor's Composite—500 Materials Index (the "S&P 500 Materials Index"), an independently prepared index that includes companies in the building materials industry. Pursuant to rules of the Securities and Exchange Commission, the comparison assumes $100 was invested on December 29, 2018 in our Class A Common Stock and in each of the indices. Data points on the graph correspond to our fiscal years. Historic stock price performance is not necessarily indicative of future stock price performance.

Comparative Total Return	2018	2019	2020	2021	2022	2023
Summit Materials, Inc Class A - Total Return	100.00	193.82	163.25	326.34	234.74	318.00
S&P 500 - Total Return	100.00	132.97	157.02	202.09	165.49	209.00
S&P 500 / Construction Materials Index - Total Return	100.00	157.57	163.24	241.95	196.48	273.53

BOARD OF DIRECTORS

HOWARD L. LANCE
Chairman
Former President and Chief Executive Officer of Maxar Technologies Inc.

ANNE P. NOONAN
President and CEO of Summit Materials, Inc.

JUAN ESTEBAN CALLE
Member of the Human Capital and Compensation Committee
Advisor at the Montreal Bank of Montreal BMO Nesbitt Burns

JOSEPH S. CANTIE
Member of the Audit Committee
Former Executive Vice President and Chief Financial Officer of ZF TRW, a division of ZF Friedrichshafen AG

ANNE M. COONEY
Chair of the Governance and Sustainability Committee
Member of the Human Capital and Compensation Committee
Former President, Process Industries and Drives Division of Siemens Industry, Inc.

SUSAN A. ELLERBUSCH
Member of the Audit Committee and the Governance and Sustainability Committee
Senior Vice President, Strategic Direction for the Americas of Air Liquide S.A.

IRENE MOSHOURIS
Member of the Audit Committee
Former Senior Vice President and Treasurer of United Rentals, Inc.

JORGE MARIO VELÁSQUEZ
Member of the Governance and Sustainability Committee
Chief Executive Officer of Grupo Argos S.A.

TAMLA D. OATES-FORNEY
Member of the Human Capital and Compensation Committee
Senior Vice President and Chief People Office of Waste Management

ANNE K. WADE
Member of the Audit Committee
Former Senior Vice resident and Director of Capital International, a part of the Capital Group Companies

STEVEN H. WUNNING
Chair of the Human Capital and Compensation Committee
Member of the Governance and Sustainability Committee
Former Group President and Executive Office Member for Caterpillar Inc.

FORWARD-LOOKING STATEMENTS: This Annual Report contains certain forward-looking statements that are based largely on our current expectations. Forward-looking statements are subject to certain risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For more information about these forward-looking statements and related risks, please refer to the “Disclosure Regarding Forward-Looking Statements” beginning on page 4 of our Annual Report on Form 10-K included herewith.

INVESTOR RELATIONS

Anyone seeking information about Summit Materials, Inc. is encouraged to visit us online at investors.summit-materials.com. Prospective and current investors may also contact our investor relations department at:

Phone: 720-618-6013

Email: Andy.Larkin@summit-materials.com

STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the ticker symbol **"SUM."**

TRANSFER AGENT AND REGISTRAR

Stockholders with questions concerning their stock holdings or with address changes should contact:

Broadridge Corporate Issuer Solutions

PO Box 1342

Brentwood, NY 11717

CORPORATE GOVERNANCE

Information concerning our corporate governance practices, including our Code of Business Conduct and Ethics, Committee Charters and Corporate Governance Guidelines, is available at:

investors.summit-materials.com.

ANNUAL MEETING OF STOCKHOLDERS

The 2024 Annual Meeting of Stockholders of Summit Materials, Inc. will be held at **8:00 a.m., Eastern Time, on Tuesday, May 21, 2024** at The Ritz-Carlton, the Congress Room, 181 Peachtree Street, N.E. Atlanta, GA 30303

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP

1225 17th Street • Suite 800
Denver, CO 80202



SUMMIT
Materials

OUR FAMILY OF COMPANIES















ALLEYTON Resource Company

AMC AMERICAN MATERIALS COMPANY

BOXLEY

CONTINENTAL CEMENT

CON-AGG COMPANIES

CORNEJO

HAMM COMPANIES Perry, KS

KILGORE COMPANIES

MAINLAND CONSTRUCTION MATERIALS

R.K. HALL CONSTRUCTION

SUMMIT MATERIALS HEADQUARTERS

1801 California Street • Suite 3500 • Denver, CO 80202
(P) 303.893.0012 • (F) 303.893.6993

summit-materials.com